As filed with the Securities and Exchange Commission on May 5, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008
Commission file number: 1-14846

AngloGold Ashanti Limited
(Exact Name of Registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organization)

76 Jeppe Street, Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Lynda Eatwell, Company Secretary, Telephone: +27 11 6376128, Facsimile: +27 11 6376677
E-mail: leatwell@anglogoldashanti.com, 76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 25 ZAR cents each	353,483,410
E Ordinary Shares of 25 ZAR cents each	3,966,941
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

(Check one): Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

PRESENTATION OF INFORMATION

AngloGold Ashanti Limited

In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold or AngloGold Ashanti, the Company, the company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.

US GAAP financial statements

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2008, 2007 and 2006 and as at December 31, 2008 and 2007 have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the London, New York, Australian and Ghana stock exchanges and Paris and Brussels bourses and are submitted to the US Securities and Exchange Commission (SEC) on Form 6-K.

Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € are to the lawful currency of the European Union, references to C$ are to the lawful currency of Canada, references to ARS and peso are to the lawful currency of Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil and references to GHC, cedi or ¢ are to the lawful currency of Ghana.

See "Item 3A.: Selected financial data – Exchange rate information" for historical information regarding the US dollar/South African rand exchange rate. On April 29, 2009 the interbank US dollar/South African rand exchange rate as reported by OANDA Corporation was R8.8039/$1.00.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" which have been determined using industry guidelines and practices promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See "Glossary of selected terms – Financial terms – Total cash costs" and – "Total production costs" and "Item 5A.: Operating results – Total cash costs and total production costs".

Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, contain forward-looking statements regarding AngloGold Ashanti's operations, economic performance or financial condition, including, without limitation, those concerning: AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding spot and received gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, including the disposition of AngloGold Ashanti's interest in the Boddington project, AngloGold Ashanti's liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation proceedings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, business and operational risk management and other factors as determined in "Item 3D.: Risk factors" and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

GLOSSARY OF SELECTED TERMS

The following explanations are not intended as technical definitions but should assist the reader in understanding terminology used in this annual report. Unless expressly stated otherwise, all explanations are applicable to both underground and surface mining operations.

Mining terms

BIF

Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.

By-products

Any products that emanate from the core process of producing gold, including silver, uranium and sulfuric acid.

Calc-silicate rock

A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.

Carbon-in-leach (CIL)

Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP)

Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

Comminution

Comminution is the crushing and grinding of ore to make gold available for treatment. (See also 'Milling').

Contained gold

The total gold content (tons multiplied by grade) of the material being described.

Cut-off Grade (Surface Mines)

The minimum grade at which a unit of ore will be mined and treated to achieve a desired economic outcome.

Depletion

The decrease in quantity of ore in a deposit or property resulting from extraction or production.

Development

The process of accessing an orebody through shafts and/or tunneling in underground mining operations.

Diorite

An igneous rock formed by the solidification of molten material (magma).

Doré

Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85 percent gold on average.

Electro-winning

A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

Elution

Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

Grade
The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Greenschist
A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

Leaching
Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.

Life-of-mine (LOM)
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

Metallurgical plant
A processing plant erected to treat ore and extract gold.

Milling
A process of reducing broken ore to a size at which concentrating can be undertaken. (See also 'Comminution').

Mine call factor
The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit
A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth's crust.

Ore Reserve
That part of a mineral deposit which could be economically and legally extracted or produced at the time of the Ore Reserve determination.

Ounce (oz) (troy)
Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

Pay limit
The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost, as well as Ore Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate
The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

Probable Reserve
Ore Reserves for which quantity and grade are computed from information similar to that used for Proven Reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Reserves, is high enough to assume continuity between points of observation.

Productivity
An expression of labor productivity based on the ratio of grams of gold produced per month to the total number of employees in underground mining operations.

Proven Reserve
Ore Reserves for which the (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade is computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the Ore Reserves are well established.

Project capital
Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Reclamation
In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form slurry which is pumped back to the metallurgical plants for processing.

Recovered grade
The recovered mineral content per unit of ore treated.

Reef
A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

Refining
The final purification process of a metal or mineral.

Rehabilitation
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Seismic event
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic waves (energy) which results from mining activities.

Shaft
A vertical or sub-vertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Skarn
A rock of complex mineralogical composition, formed by contact metamorphism and metasomatism of carbonate rocks.

Smelting
A pyro-metallurgical operation in which gold is further separated from impurities.

Stope
Underground excavation where the orebody is extracted.

Stoping
The process of excavating ore underground.

Stripping ratio
The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Syngenetic
Formed contemporaneously with the deposition of the sediment.

Tailings
Finely ground rock of low residual value from which valuable minerals have been extracted.

Tailings dam (slimes dam)
Dam facilities designed to store discarded tailings.

Tonne
Used in metric statistics. Equal to 1,000 kilograms.

Ton
Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.

Tonnage
Quantity of material measured in tons or tonnes.

Waste
Material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

Yield
The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation
Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Financial terms

Average number of employees
The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary.

Capital expenditure
Total capital expenditure on tangible assets.

Discontinued operations
An operation that, pursuant to single plan, has been disposed of or abandoned or is classified as held-for-sale until conditions precedent to the sale have been fulfilled.

Effective tax rate
Current and deferred taxation as a percentage of profit before taxation.

Monetary asset
An asset which will be settled in a fixed or easily determinable amount of money.

Region
Defines the operational management divisions within AngloGold Ashanti and these are South Africa, Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and United States of America.

Related party
Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Significant influence
The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.

Total cash costs
Total cash costs include site costs for all mining, processing and onsite administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion and amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs
Total cash costs plus depreciation, depletion and amortization, employee severance costs, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Weighted average number of ordinary shares
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group and increased by share options that are virtually certain to be exercised.

Currencies

$, US$ or dollar	United States dollars
ARS	Argentinean peso
A$ or AUD	Australian dollars
BRL	Brazilian real
€ or Euro	European Euro
C$	Canadian dollars
CHF	Swiss francs
GHC, cedi or ¢	Ghanaian cedi
HKD	Hong Kong dollar
N$ or NAD	Namibian dollars
Tsh	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADS	American Depositary Share
ADR	American Depositary Receipt
ASX	Australian Stock Exchange
bn	Billion
capex	Capital expenditure
CDI	Chess Depositary Interests
CLR	Carbon Leader Reef
FCFA	Francs Communauté Financiére Africaine
FIFR	Fatal injury frequency rate per million hours worked
g	Grams
g/t	Grams per tonne
g/TEC	Grams per total employee costed
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
JORC	Australasian Code for Reporting Exploration results, Mineral Resources and Ore Reserves
JIBAR	Johannesburg interbank agreed rate
JSE	JSE Limited (the stock exchange in Johannesburg, South Africa)
King Code	the Code of Corporate Practices and Conduct representing the principles of good governance as laid out in the King Report on Corporate Governance for South Africa 2002
kg	Kilograms
LSE	London Stock Exchange
LIBOR	London interbank offer rate
LOM	Life-of-mine
LTIFR	Lost-time injury frequency rate per million hours worked[1]
m²/TEC	Square meters per total employee costed
M or m	Meter or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NOSA	National Occupational Safety Association
NPSE	Normal Purchase Normal Sales Exemption
NYSE	New York Stock Exchange
oz	Ounces (troy)
oz/t	Ounces per ton
RIFR	Reportable injury frequency rate per million hours worked
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
SRP	South African Securities Regulation Panel
SOX	Sarbanes-Oxley Act of 2002
t	Tons (short) or tonnes (metric)
tpm	Tonnes/tons per month
tpa	Tonnes/tons per annum
tpd	Tonnes/tons per day
VCR	Ventersdorp Contact Reef
VCT	Voluntary counseling and testing

(1) *Note that AngloGold Ashanti utilizes the strictest definition in reporting Lost-Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.*

Rounding of figures in this report may result in computational discrepancies.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A.   SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended December 31, 2006, 2007 and 2008 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report. The selected financial information for the years ended December 31, 2004 and 2005 and as at December 31, 2004 and 2005 has been derived from the US GAAP financial statements not included in this annual report.

	Year ended December 31,				
	2004[1][2] $	2005 $	2006 $	2007[3] $	2008[4] $
	(in millions, except share and per share amounts)				
Consolidated statement of income					
Sales and other income	2,151	2,485	2,715	3,095	3,730
Product sales [5]	2,096	2,453	2,683	3,048	3,655
Interest, dividends and other	55	32	32	47	75
Costs and expenses	2,176	2,848	2,811	3,806	4,103
Operating costs [6]	1,517	1,842	1,785	2,167	2,452
Royalties	27	39	59	70	78
Depreciation, depletion and amortization	445	593	699	655	615
Impairment of assets	3	141	6	1	670
Interest expense	67	80	77	75	72
Accretion expense	8	5	13	20	22
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(14)	(3)	(36)	10	(64)
Mining contractor termination costs	–	9	–	–	–
Non-hedge derivative loss	123	142	208	808	258
Loss from continuing operations before income tax equity income, minority interests and cumulative effect of accounting change	(25)	(363)	(96)	(711)	(373)
Taxation benefit/(expense)	132	121	(122)	(118)	(22)
Minority interest	(22)	(23)	(29)	(28)	(42)
Equity income/(loss) in affiliates	23	39	99	41	(149)
Income/(loss) from continuing operations before cumulative effect of accounting change	108	(226)	(148)	(816)	(586)
Discontinued operations	(11)	(44)	6	2	23
Income/(loss) before cumulative effect of accounting change	97	(270)	(142)	(814)	(563)
Cumulative effect of accounting change	–	(22)	–	–	–
Net income/(loss) – applicable to common stockholders	97	(292)	(142)	(814)	(563)
Basic earnings/(loss) per common share (in $)[7]					
From continuing operations	0.43	(0.85)	(0.54)	(2.93)	(1.86)
Discontinued operations	(0.04)	(0.17)	0.02	0.01	0.07
Before cumulative effect of accounting change	0.39	(1.02)	(0.52)	(2.92)	(1.79)
Cumulative effect of accounting change	–	(0.08)	–	–	–
Net income/(loss) – applicable to common stockholders	0.39	(1.10)	(0.52)	(2.92)	(1.79)
Diluted earnings/(loss) per common share (in $)[7]					
From continuing operations	0.42	(0.85)	(0.54)	(2.93)	(1.86)
Discontinued operations	(0.04)	(0.17)	0.02	0.01	0.07
Before cumulative effect of accounting change	0.38	(1.02)	(0.52)	(2.92)	(1.79)
Cumulative effect of accounting change	–	(0.08)	–	–	–
Net income/(loss) – applicable to common stockholders	0.38	(1.10)	(0.52)	(2.92)	(1.79)
Dividend per common share (cents)	76	56	39	44	13

	As at December 31,				
	2004[(1)(2)]	2005	2006	2007[(3)]	2008[(4)]
	$	$	$	$	$
	(in millions, except share and per share amounts)				
Consolidated balance sheet data (as at period end)					
Cash and cash equivalents and restricted cash	302	204	482	514	619
Other current assets	1,115	1,197	1,394	1,599	2,328
Property, plants and equipment, deferred stripping, and acquired properties, net	6,654	6,439	6,266	6,807	5,579
Goodwill and other intangibles, net	591	550	566	591	152
Materials on the leach pad (long-term)	22	116	149	190	261
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	712	607	656	680	512
Total assets	9,396	9,113	9,513	10,381	9,451
Current liabilities	1,469	1,874	2,467	3,795	3,445
Provision for environmental rehabilitation	209	325	310	394	302
Deferred taxation liabilities	1,518	1,152	1,275	1,345	1,008
Other long-term liabilities, and derivatives	2,295	2,539	2,092	2,232	1,290
Minority interest	59	60	61	63	84
Stockholders' equity	3,846	3,163	3,308	2,552	3,322
Total liabilities and stockholders' equity	9,396	9,113	9,513	10,381	9,451
Capital stock (exclusive of long-term debt and redeemable preferred stock)	10	10	10	10	12
Number of common shares as adjusted to reflect changes in capital stock	264,462,894	264,938,432	276,236,153	277,457,471	353,483,410
Net assets	3,905	3,223	3,369	2,615	3,406

(1) Includes the results of operations and financial condition of Ashanti as of April 26, 2004. See "Item 4A.: History and development of the company".

(2) Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004. See "Item 4A.: History and development of the company".

(3) Includes the acquisition of 15 percent minority interest acquired in the Iduapriem and Teberebie mine with effect from September 1, 2007. See "Item 4A.: History and development of the company".

(4) 2008 results include the acquisition of the remaining 33 percent shareholding in the Cripple Creek and Victor Gold Mining Company with effect from July 1, 2008. In prior years, the investment was consolidated as a subsidiary. The 2008 treatment is therefore consistent with that of prior years. See "Item 4A: History and development of the company".

(5) Product sales represent revenue from the sale of gold.

(6) Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(7) The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements "(Loss)/earnings per common share". Amounts reflected exclude E Ordinary shares.

Annual dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. In respect of 2008, AngloGold Ashanti's board of directors declared an interim dividend of 50 South African cents per ordinary share on July 30, 2008, with a record date of August 22, 2008, and a payment date of August 29, 2008, and a final dividend of 50 South African cents per ordinary share on February 6, 2009, with a record date of March 6, 2009 and a payment date of March 13, 2009.

Year ended December 31	Interim	Final	Total	Interim	Final	Total
	(South African cents per ordinary share)			(US cents per ordinary share [1])		
2004	170	180	350	25.62	30.37	55.99
2005	170	62	232	26.09	9.86	35.95
2006	210	240	450	29.40	32.38	61.78
2007	90	53	143	12.44	6.60	19.04
2008	50	50	100	6.449	4.999	11.448

(1) *Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.*

Future dividends will be dependent on AngloGold Ashanti's cash flow, earnings, planned capital expenditures, financial condition and other factors. AngloGold Ashanti will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management. Under South African law, AngloGold Ashanti may declare and pay dividends from any capital and reserves included in total shareholders' equity calculated in accordance with IFRS, subject to its solvency and liquidity. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Dividends may be declared in any currency at the discretion of the AngloGold Ashanti board or AngloGold Ashanti shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities.

Moreover, fluctuations in the exchange rates of the British pound and the US dollar may have affected and are likely to affect the US dollar price of the ADSs on the NYSE and the US dollar equivalents of the United Kingdom pound price of the ordinary shares on the London Stock Exchange (LSE). For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls" and "Item 10E.: Taxation – Taxation of dividends".

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On April 29, 2009, the interbank rate between South African rands and US dollars as reported by OANDA Corporation was R8.8039/$1.00.

Year ended December 31	High	Low	Year end	Average [1]
2004 [2]	7.31	5.62	5.65	6.39
2005 [2]	6.92	5.64	6.33	6.35
2006 [2]	7.94	5.99	7.04	6.81
2007 [2]	7.49	6.45	6.81	7.03
2008 [2]	11.27	6.74	9.30	8.26
2009 [3]	10.70	8.58	—	9.74

(1) *The average rate of exchange on the last business day of each month during the year.*
(2) *Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.*
(3) *Through April 29, 2009 based on the interbank rate as reported by OANDA Corporation.*

Exchange rate information for the months of	High	Low
October 2008 [1]	11.27	8.27
November 2008 [1]	10.64	9.63
December 2008 [1]	10.47	9.30
January 2009 [2]	10.26	9.35
February 2009 [2]	10.23	9.58
March 2009 [2]	10.54	9.45
April 2009 [2][3]	9.67	8.58

(1)   *Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.*
(2)   *Based on the interbank rate as reported by OANDA Corporation.*
(3)   *Through April 29, 2009.*

3B.   CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.   RISK FACTORS

The following sections describe many of the risk factors that could affect AngloGold Ashanti. There however may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group's business and financial results.

The risk factors highlight the group's exposure to risk without explaining how these exposures are managed and mitigated or how some of the risks are also potential opportunities. The risk factors set out in this document have been organized into three categories:

•   risks related to the gold mining industry generally;
•   risks related to AngloGold Ashanti's operations; and
•   risks related to AngloGold Ashanti's ordinary shares and American Depositary Shares (ADSs).

Risks related to the gold mining industry generally

Global economic conditions could adversely affect the profitability of AngloGold Ashanti's operations.

AngloGold Ashanti's operations and performance depend significantly on worldwide economic conditions. The current turmoil affecting the banking system and financial markets has resulted in major financial institutions consolidating or going out of business, the tightening of credit markets, significantly lower liquidity in most financial markets, and extreme volatility in fixed income, credit, currency and equity markets. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty regarding corporate earnings.

These disruptions in the financial markets and the global economic downturn may have follow-on effects on AngloGold Ashanti's business. For example:

- The insolvency of key suppliers could result in a supply chain break-down;
- The failure of hedging and derivative counterparts and other financial institutions may negatively impact AngloGold Ashanti's operations and financial condition;
- Other income and expense could vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments and impairment charges may be incurred with respect to AngloGold Ashanti's investments;
- Other amounts realized in the future on AngloGold Ashanti's financial instruments could differ significantly from the fair values currently assigned to them;
- AngloGold Ashanti's defined benefit pension fund may not achieve expected returns on its investments, which could require AngloGold Ashanti to make substantial cash payments to fund any resulting deficits;
- The absence of available credit may make it more difficult for AngloGold Ashanti to obtain, or may increase the cost of obtaining finance for AngloGold Ashanti's operations; and
- A credit downgrading of companies, including AngloGold Ashanti, could adversely affect the ability of AngloGold Ashanti to raise new financing and could also impact the market value of AngloGold Ashanti securities.

Uncertainty regarding current global economic conditions may also increase the volatility of the market value of the AngloGold Ashanti's securities.

Commodity market price fluctuations could adversely affect the profitability of AngloGold Ashanti's operations.

AngloGold Ashanti predominately sells gold as its main product, but also some silver and uranium. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti's control. Causes of gold price fluctuations include the following:

- speculative positions taken by investors or traders in gold;
- changes in the demand for gold as an investment;
- changes in the demand for gold used in jewellery and for other industrial uses;
- changes in the supply of gold from production, disinvestment, scrap and hedging;
- financial market expectations regarding the rate of inflation;
- the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or expected gold sales by central banks and the International Monetary Fund;
- gold hedging and de-hedging by gold producers;
- global or regional political or economic events; and
- the cost of gold production in major gold-producing nations in which AngloGold Ashanti has operations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of aboveground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the current significant instability in the financial markets may heighten these fluctuations. The adjacent graph presents the annual high, low and average afternoon fixing prices over the past decade, expressed in dollars, for gold per ounce on the London Bullion Market.

The market price of gold has experienced significant volatility in recent months. During the fourth quarter of 2008, the gold price traded from a high of $918 per ounce to a low of $693 per ounce. On April 29, 2009, the afternoon fixing price of gold on the London Bullion Market was $898.25 per ounce. A sustained period of significant gold price volatility may adversely affect AngloGold Ashanti's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.



GOLD PRICE MOVEMENTS

YEAR:	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
----- HIGH PRICE	340	317	298	347	417	456	538	725	845	1011
----- LOW PRICE	252	262	253	278	320	371	412	525	602	713
—— AVERAGE PRICE	278	279	271	310	364	410	445	604	697	872

Source of data: Metals Week, Reuters and London Bullion Market Association

In addition to the spot price of gold, a portion of AngloGold Ashanti's gold sales is determined at prices in accordance with the various hedging contracts that it has entered into, or may enter into, with various gold hedging counterparts.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change its dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked to some degree to the price of oil. The price of oil has been extremely volatile in recent months, reaching a high of $147 per barrel and a low of $44 per barrel in 2008.

AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increases by about $0.50 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.

Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable. AngloGold Ashanti has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities.

AngloGold Ashanti's operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.

Due to the significant increase in the world's demand for commodities in recent years, the global mining industry has experienced an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities. There are recent indications however that this trend has now changed with a sharp decline in demand for most commodities.

This increase in production capacity expansion has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of, and an increase in the lead times to deliver, these items.

In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, underground support, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, AngloGold Ashanti has experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

While the recent decline in demand for most commodities may alleviate shortages of, and delivery times for strategic spares, critical consumables, heavy mining equipment and metallurgical plant, AngloGold Ashanti and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In addition, the supply chain for these items could be disrupted by global economic conditions. If AngloGold Ashanti experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment, its results of operations and its financial condition could be adversely affected.

Mining companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.

Uncertainty and cost of mineral exploration and acquisitions

Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
• establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling;
• determine appropriate metallurgical recovery processes to extract gold from the ore;
• estimate Ore Reserves;
• undertake feasibility studies and to estimate the technical and economic viability of the project; and
• construct, renovate or expand mining and processing facilities.

Once gold mineralization is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.

From time-to-time, AngloGold Ashanti evaluates the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its results of operations and its financial condition.

Development risks

AngloGold Ashanti's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.

AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns.

These estimates are based on assumptions regarding:
- future gold, uranium and other metal prices;
- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold, uranium and other metals from the ore;
- anticipated capital expenditure and cash operating costs; and
- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include the:
- timing and cost, which can be considerable, of the construction of mining and processing facilities;
- availability and cost of skilled labor, power, water and transportation facilities;
- availability and cost of appropriate smelting and refining arrangements;
- need to obtain necessary environmental and other governmental permits and the timing of those permits; and
- the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

Ore reserve estimation risks

There are numerous uncertainties inherent in Ore Reserve estimation and assumptions that are valid at the time of estimation but may change significantly with new information. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may result in the reserves being restated. Those changes could impact depreciation and amortization rates, asset-carrying values, and provisions for closedown, restoration and environmental clean-up costs.

AngloGold Ashanti undertakes annual revisions to its Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as prevailing exchange rates. Mineral Resource and Ore Reserve estimates are not precise calculations and are dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold Ashanti's mining asset base and, as a result, have an adverse effect upon the market price of AngloGold Ashanti's ordinary shares and ADSs.

Production or mining industry risks

Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
- industrial accidents;
- underground fires;
- labor disputes;
- activities of illegal or artisanal miners;
- electrical power interruptions;
- encountering unexpected geological formations;
- unanticipated ground and water conditions;
- unanticipated increases in gold lock-up and inventory levels at the company's heap-leach operations;
- fall-of-ground accidents in underground operations;
- failure of mining pit slopes and tailings dam walls;
- legal and regulatory restrictions and changes to such restrictions;
- seismic activity; and
- other natural phenomena, such as floods or inclement weather conditions.

Seismic activity is of particular concern to the gold mining industry in South Africa mainly because of the extent and depth of mining. Despite the implementation of technology and modifications to mine layouts and support technology with a view to minimizing the incidence and impact of seismic activity, seismic events have and could cause the death of, or personal injury to, miners and other employees. Seismic activity may also cause the loss of mining equipment, damage to, or destruction of, mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities both within South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti's operational results and its financial condition.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a consequence of public concern about the perceived ill effects of economic globalization, business generally and in particular large multinational corporations, such as AngloGold Ashanti, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders. Such pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Mining companies are subject to extensive health, safety and environmental laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees.

In South Africa in particular, recent fatalities in the mining industry have caused the government to introduce compulsory shutdown of operations to enable investigations into the cause of the accident. Should compliance with new standards require a material increase in expenditure, AngloGold Ashanti's results of operations and its financial condition could be adversely affected.

The South African Department of Minerals and Energy has embarked on an audit strategy with the primary aim of helping mines to develop programs to improve health and safety. Audits have been conducted and a number of working places compliance stoppages have occurred. These instances have had a short-term adverse impact on gold production. Future stoppages could have a similar negative impact on production.

Mining companies are also subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers' ability to conduct their operations. The cost of AngloGold Ashanti's compliance with environmental laws and regulations has been, and is expected to continue to be, significant.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold Ashanti's environmental compliance obligations alter as a result of changes in laws and regulations, or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions arise at its operations, its expenses and provisions would increase. If material, these expenses and provisions could adversely affect AngloGold Ashanti's results and financial condition.

Mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold Ashanti's financial condition.

Costs associated with rehabilitating land disturbed by the mining processes and addressing the environmental, health and community issues are estimated and financial provision made based upon information available currently. Estimates may however be insufficient and further environmental issues may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect AngloGold Ashanti's asset values, earnings and cash flows.

AngloGold Ashanti's operations result in the emission of greenhouse gases such as carbon dioxide and methane. Currently a number of legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol, are in various phases of discussion or implementation. Such measures could result in increased costs for AngloGold Ashanti to: (i) operate and maintain its mines, (ii) install new emission controls, and (iii) administer and manage any greenhouse gas emissions program.

Risks related to AngloGold Ashanti's operations.

AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.

AngloGold Ashanti's level of indebtedness could adversely affect its business.

As at December 31, 2008, AngloGold Ashanti had gross borrowings of approximately $1.9 billion. This level of indebtedness could have adverse effects on its flexibility to do business. For example, AngloGold Ashanti may be required to utilize a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of its borrowing facilities from its banks AngloGold Ashanti is obliged to meet certain financial and other covenants. AngloGold Ashanti's ability to continue to meet these covenants will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control.

AngloGold Ashanti's level of indebtedness may make it vulnerable to economic cycle downturns, which are beyond its control, because during such downturns AngloGold Ashanti cannot be certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations.

Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants and may be required to refinance all or part of its existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.

On November 20, 2008, AngloGold Ashanti Limited entered into a $1 billion term facility agreement with Standard Chartered Bank to refinance its convertible bond. The term facility is for an initial one-year period from the date of the first drawdown in February 2009 and the term facility is extendable, if required, at the option of AngloGold Ashanti until November 30, 2010. Amounts drawn under the term facility currently bear an interest margin of 4.25 percent. See "Item 5.: Operating and Financial Review and Prospects – Liquidity" for additional information regarding the $1 billion term facility agreement.

AngloGold Ashanti's interest expense will increase substantially as a result of the higher interest rates and fees associated with the term facility. Based on an assumed cost of funds of 100 basis points and assuming that the term facility is fully drawn, the effective borrowing cost (including fees and applicable margin) on the term facility is estimated at approximately 10 percent per annum. The actual interest expense in 2009 will depend upon the lenders' actual costs of funds and prevailing LIBOR rates and will be partially mitigated by the application of the proceeds from the sale of AngloGold Ashanti's interest in the Boddington project to repay a portion of the term facility.

Amounts outstanding under the term facility may be prepaid at any time prior to the maturity date. AngloGold Ashanti intends to refinance the term facility through one or more of the following: the proceeds from the sale of AngloGold Ashanti's interest in the Boddington project and other asset sales, long-term debt financing and/ or the issuance of an equity-linked instrument. The nature and timing of the refinancing of the term facility will depend upon market conditions. AngloGold Ashanti cannot be sure that it will be able to refinance the term facility on commercially reasonable terms if at all.

If the AngloGold Ashanti does not complete the sale of its interest in the Boddington Gold Mine then it may have less cash available, including to repay amounts outstanding under the $1 billion term facility.

The sale of AngloGold Ashanti's interest in the Boddington Gold Mine is subject to the fulfilment of all conditions precedent on or prior to June 30, 2009 or such later date as the parties may mutually agree. At the date of this document all but one of the conditions precedent to the transaction have been fulfilled. If the last condition precedent is not fulfilled to the satisfaction of AngloGold Ashanti, and AngloGold Ashanti and Newmont Mining Corporation are unable to agree on an acceptable resolution, the transaction may not complete. In that event, AngloGold Ashanti will not receive the approximately $1.1 billion transaction consideration and will remain responsible for its share of the Boddington project's capital expenditures. This will reduce the cash available to AngloGold Ashanti in the near-term, including to repay amounts outstanding under the $1 billion term facility.

AngloGold Ashanti uses gold hedging instruments and has entered into long-term sales contracts, which may prevent the company from realizing potential gains resulting from subsequent commodity price increases in the future. AngloGold Ashanti's reported financial condition could be adversely affected as a result of the need to fair value all of its hedge contracts.

AngloGold Ashanti has used gold hedging instruments to protect and fix the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001, AngloGold Ashanti has been reducing its hedge commitments through hedge buy-backs (limited to non-hedge derivatives), deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment. As a result of these measures, AngloGold Ashanti has, and expects to continue to have, substantially less protection against declines in the market price of gold as compared with previous years.

AngloGold Ashanti continues to use gold hedging instruments to fix the selling price of a portion of its anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

In 2008, AngloGold Ashanti used part of the proceeds from its $1.7 billion rights offer to undertake a major restructuring of the hedge book. This hedge restructuring resulted in hedge commitments reducing by 5.29 million ounces (or 47 percent) from 11.28 million ounces as at December 31, 2007 to 5.99 million ounces as at December 31, 2008. Although this hedge restructuring has significantly reduced the exposure to the hedge book, a rising gold price may result in a gap between the spot price and AngloGold Ashanti's received price of gold for ounces still hedged, and this may continue as AngloGold Ashanti closes out its existing hedge positions by delivering into contracts.

A significant number of AngloGold Ashanti's forward sales contracts are not treated as derivatives and fair valued on the financial statements as they fall under the normal purchase sales exemption. Should AngloGold Ashanti fail to settle these contracts by physical delivery, then it may be required to account for the fair value of a portion, or potentially all of, the existing contracts in the financial statements. This could adversely affect AngloGold Ashanti's reported financial condition.

As the global financial crisis continues, some of AngloGold Ashanti's hedge counterparts may either be unable to perform their obligations under the applicable derivative instrument or in certain cases elect to terminate their contracts early in 2010, which may result in the company being called upon to immediately meet any obligation under the hedge contracts with such hedge counterparts. If exercised, the early termination options under certain of the company's hedging contracts could adversely affect AngloGold Ashanti's financial position through an acceleration of potentially material cash outflows associated with the early closure of these hedging contracts and the accounting for these settlements in the income statement.

Power stoppages, fluctuations and energy cost increases could adversely affect AngloGold Ashanti's results of operations and its financial condition.

In South Africa, AngloGold Ashanti's mining operations are dependent upon electrical power generated by the state utility, Eskom. As a result of an increase in demand exceeding available generating capacity, Eskom warned that South Africa could face disruptions in electrical power supply. At the start of 2008, as a result of substantial unplanned maintenance at Eskom's power stations, as well as higher than usual seasonal rainfall adversely impacting upon Eskom's coal stockpiles, Eskom's generating capacity was severely impaired. As a result, the incidence of power outages increased substantially to the point that, in January 2008, Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, AngloGold Ashanti, along with other mining companies with South African operations, was forced temporarily to suspend mining operations at its South African mines. Following meetings between industry-wide representatives, including AngloGold Ashanti, and Eskom, agreement was reached whereby mines were able to resume their power consumption to 90 percent of average capacity in return for Eskom guaranteeing a more normal power supply, including undertakings to more reliably warn companies when power outages may occur. Mining operations resumed later in January 2008 at AngloGold Ashanti's mines, and since then, power supply to the South African operations has been at 90 percent of average capacity.

AngloGold Ashanti cannot give assurance that power supply to its South African operations will not experience future interruptions as the national grid system in South Africa continues to face emergency failure conditions. In the third quarter of 2008, Eskom applied for a tariff review and the National Energy Regulator of South Africa (NERSA) granted an additional 20 percent increase for the nine remaining months of the Eskom financial year (July 2008 to March 2009). In addition, it was indicated that the increase of electricity rates for the next three years could be in the order of 20-25 percent per annum. The company understands that Eskom is compiling an application for tariff increases to NERSA for the 2009 increase. Should the power outages continue to increase, or should AngloGold Ashanti be unable to achieve its production or cost targets due to the current constraint, any additional power outages or any power tariff increases, then its future profitability and financial condition may be adversely affected.

All of AngloGold Ashanti's mining operations in Ghana are dependant for their electricity supply on hydro-electric power supplied by the Volta River Authority (VRA) an entity controlled by the government of Ghana. Most of this electrical power is hydro-generated electricity, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage the group's equipment. The VRA also obtains power from neighboring Côte d'Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold Ashanti's power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect AngloGold Ashanti's results of operations and its financial condition. In order to address this problem and to supplement the power generated by the VRA, AngloGold Ashanti has, together with the other three principal gold producers in Ghana, acquired (and equally funded) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African gas pipeline is developed. To further reduce the dependence on hydro-electric power, which may be impacted by low rainfall, the VRA is increasing its thermal power generation capacity by constructing a 126 megawatt thermal plant at Tema. In July 2008, the government of Ghana informed mining companies operating in the country that they would now pay an increased rate per kilowatt hour of power resulting in an increase at Obuasi from 9.2 to 15.45 US cents per kilowatt hour and for Iduapriem from 9.2 to 17.81 US cents per kilowatt hour. The mining companies in Ghana, including AngloGold Ashanti are in negotiation with the government to seek a reduction in power rates. AngloGold Ashanti cannot give assurance that these negotiations will result in a reduction in power rates.

AngloGold Ashanti's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti's power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure.

Contracts for sale of uranium at fixed prices could affect AngloGold Ashanti's operational results and financial condition.

AngloGold Ashanti has entered into contracts for the sale of uranium produced by some of its South African operations and may therefore be prevented from realizing all potential gains from an increase in uranium prices to the extent that the group's future production is covered by such contracts. Should AngloGold Ashanti not produce sufficient quantities of uranium to cover such contracts, it may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect AngloGold Ashanti's results of operations and its financial condition.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti's operational results and financial condition.

Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti's revenues are realized in, or linked to, dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. Exchange rate movements may have a material effect on AngloGold Ashanti's operational results. For example, a 1 percent strengthening of the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will result in an increase in total cash costs incurred of nearly $3 per ounce, or 1 percent.

A small proportion of AngloGold Ashanti's hedges are denominated in South African rands and Australian dollars, which may partially offset the effect of the US dollar's strength or weakness on AngloGold Ashanti's profitability. In addition, due to its global operations and local foreign exchange regulations, some of AngloGold Ashanti's funds are held in local currencies, such as the South African rand and the Australian dollar.

Inflation may have a material adverse effect on AngloGold Ashanti's operational results.

The majority of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods.

Since AngloGold Ashanti is unable to influence the market price at which it sells gold (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon AngloGold Ashanti's results of operations and its financial condition.

While none of AngloGold Ashanti's specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

AngloGold Ashanti's new order mining rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.

AngloGold Ashanti's rights to own and exploit Mineral Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its Mineral Reserves and deposits are located in South Africa, where new order mining rights could be suspended or cancelled should AngloGold Ashanti breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.

Custodianship and the issuance of South Africa's mineral and prospecting rights vest in the state pursuant to the Mineral and Petroleum Resources Development Act (MPRDA). Such rights, formerly regulated under the Minerals Act 50 of 1991 and common law, are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified timeframes.

The Department of Minerals and Energy (DME) has published, pursuant to the MPRDA, the Broad-Based Socio Economic Empowerment Charter for the South African Mining Industry (the Mining Charter). Compliance with the Mining Charter, measured using a designated scorecard, requires that every mining company achieve 15 percent ownership by historically disadvantaged South Africans (HDSAs) of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014, and achieve participation by HDSAs in various other aspects of management referred to below. AngloGold Ashanti has submitted two social and labor plans – one for each of its main mining regions – detailing its specific goals in these areas to the DME. The scorecard allows for a portion of 'offset' against the HDSAs equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognized in terms of a framework currently being devised by the South African Government.

AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Mining Charter, the Scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40 percent of management roles being held by HDSAs by 2010, as well as the Employee Share Ownership Plan (ESOP) as implemented at the end of 2006. AngloGold Ashanti will incur expenses in giving further effect to the Mining Charter and the Scorecard and the implementation of the ESOP will affect the group's results of operations. The Mining Charter itself provides that it should be reviewed five years after becoming law. The review process, being conducted in consultation between the government and mining companies, is scheduled to take place during 2009. The outcome might impose new conditions on mining companies operating in South Africa.

AngloGold Ashanti was informed on August 1, 2005, by the Director General of Minerals and Energy that its applications to convert its old order rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These applications relate to all of its existing operations in South Africa. The notarial agreements for the converted West Wits mining right and Block 1C11 new mining right have been executed and registered. AngloGold Ashanti will also be applying for conversion of an old order mining right for a borrow pit at West Wits before the closing date, which is expected to occur at the end of April 2009. The notarial agreements for the bulk of the Vaal River Operations and the adjacent areas of Jonkerskraal, Weltevreden, Moab Extension Area and the new right for Edom have been executed and registered. The sole remaining notarial agreement for the Vaal River operations, Grootdraai is pending. AngloGold Ashanti has also applied for the conversion of the Ergo old order right in order to cede the converted right to the purchaser of Ergo.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The AngloGold Ashanti rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the consent of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations to comply with the MPRDA or the conditions of the notarial agreement fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with the group's South African operations in light of the new, as well as existing, environmental requirements.

The introduction of South African State royalties where a significant portion of AngloGold Ashanti's Mineral Reserves and operations are located will have an adverse effect on its results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act was promulgated by the South African Minister of Finance on November 24, 2008 and provides for the payment of a royalty according to a formula based on taxable earnings before interest and tax. It has a minimum rate of 0.5 percent and a maximum rate of 5 percent and is a tax deductible expense. It is estimated that the formula will translate to a royalty rate of between 2.5 percent and 4 percent of gross sales in terms of current pricing assumptions. The payment of royalties was scheduled to begin on May 1, 2009 but has been postponed to March 1, 2010 as announced in the minister of finance's budget speech on February 11, 2009.

Certain factors may affect AngloGold Ashanti's ability to support the carrying value of its property, plants and equipment, acquired properties, investments and goodwill on its balance sheet.

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect AngloGold Ashanti's financial condition. For example, in the fourth quarter of 2008, AngloGold Ashanti recorded asset impairment charges on tangible assets and goodwill of $522 million (net of tax) in relation to certain former assets of Ashanti (comprising Obuasi, Geita and Iduapriem).

Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold Ashanti's reported financial results.

The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, AngloGold Ashanti capitalizes the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti's reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.

AngloGold Ashanti's Mineral Reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.

Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of Mineral Reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters.

If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, which could result in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the Democratic Republic of Congo and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the group is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the group's operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti's security or business principles, it may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on its results of operations and its financial condition.

In 2007, the government of the Democratic Republic of Congo (DRC) announced an industry-wide review of all mining concessions and related agreements, including the agreements related to the ownership and operation of the Company's concessions in the DRC. As a result of this review, which has now been completed, the area of the Company's project in north-eastern DRC has been reduced from over 9,000 square kilometers to 6,100 square kilometers (and will be further reduced over a period of three years by 10 percent per annum for a maximum further reduction to 4,270 square kilometers), and certain of the permit and surface right payments payable by the project have been increased.

In addition, in December 2008, the National Council for Democracy and Development (CNDD) seized power in Guinea after the death of the country's long-standing president, Lasana Conte. Moussa Dadis Camara, president of the CNDD, announced on December 27, 2008 the creation of a committee to examine and revise all existing mining agreements in Guinea. The committee's review process has not yet commenced and AngloGold Ashanti is currently unable to predict the outcome of the committee's examination. Pursuant to the direction of president Moussa Dadis Camasa, AngloGold Ashanti stopped production at its Siguiri mine in Guinea on March 20, 2009. After discussions with the president, AngloGold Ashanti resumed production at its Siguiri mine in Guinea on March 24, 2009. AngloGold Ashanti cannot give any assurance that future stoppages of this nature may not occur. Such stoppages, if prolonged, could have a material adverse effect on the Siguiri mine.

In Mali and Tanzania, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.

In Argentina, the government has applied export taxes of 5 percent to mining companies that were exempt therefrom. AngloGold Ashanti has filed a claim with the courts to recover the export tax.

Labor disruptions and/or increased labor costs could have an adverse effect on AngloGold Ashanti's operating results and financial condition.

As at December 31, 2008, approximately 67 percent (2007: 77 percent) of AngloGold Ashanti's workforce excluding contractors or 63 percent of total workforce was located in South Africa. Approximately 98 percent of the workforce on its South African operations is unionized, with the National Union of Mineworkers (NUM) representing the majority of unionized workers.

AngloGold Ashanti's employees in some South American countries and Ghana are also highly unionized. Trade unions have a significant impact on AngloGold Ashanti's labor relations climate, as well as on social and political reforms, most notably in South Africa.

It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in August 2007, following negotiations between NUM, United Associations of South Africa (UASA) on behalf of some clerical and junior management staff and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. A two-year deal was reached without resort to any industrial action. The next round of negotiations will take place in 2009. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires in 2009.

Labor costs represent a substantial proportion of AngloGold Ashanti's total operating costs, and in many operations, including South African operations, is AngloGold Ashanti's single largest operating cost category. The two-year wage agreement will be reviewed in June 2009 in negotiation with NUM, UASA, Solidarity and the Chamber of Mines and any increases in labor costs have to be off-set by greater productivity efforts by all operations and employees.

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti's operations. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Material labor disruptions could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

The use of mining contractors at certain of AngloGold Ashanti's operations may expose it to delays or suspensions in mining activities and increases in mining costs.

Mining contractors are used at certain of AngloGold Ashanti's mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Furthermore, increases in contract mining rates, in the absence of associated productivity increases, will have an adverse impact on AngloGold Ashanti's results of operations and financial condition.

AngloGold Ashanti competes with mining and other companies for key human resources.

AngloGold Ashanti competes with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of the global industry wide shortages, AngloGold Ashanti is also required to achieve employment equity targets of participation by historically disadvantaged South Africans (HDSAs) in management and other positions.

AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details, see the risk factor "AngloGold Ashanti's new order mineral rights in South Africa could be suspended or cancelled should the group breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights".

There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it fail to do so or lose any of its key personnel, its business and growth prospects may be harmed and its results of operations and its financial condition could be adversely affected.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS that may adversely affect the results of its operations and the company's financial condition.

AIDS and associated diseases remain the major health care challenge faced by AngloGold Ashanti's South African operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti's South African workforce that may be infected by HIV may be as high as 30 percent. AngloGold Ashanti is continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001, AngloGold Ashanti has offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002, AngloGold Ashanti began to offer anti-retroviral therapy (ART) to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti commenced a roll-out of the treatment to all eligible employees desiring it. Approximately 5,400 employees have been registered on the wellness program over the last three years and of these around 4,000 employees have attended the clinic in the last six months. As of December 2008, approximately 1,900 employees were receiving treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average R1,300 ($130) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation.

AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.

AngloGold Ashanti faces certain risks in dealing with malaria and other tropical disease outbreaks, particularly at its operations located in Africa, which may have an adverse effect on operational results.

Malaria and other tropical diseases pose significant health risks at all of AngloGold Ashanti's operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programs. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of AngloGold Ashanti's operations located in these regions.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect upon the results of AngloGold Ashanti's operations and its financial condition.

The primary areas of focus in respect of occupational health within AngloGold Ashanti's operations are noise induced hearing loss (NIHL), occupational lung diseases (OLD), which includes pulmonary tuberculosis (TB) in silica dust exposed individuals. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and it continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, the increase could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act (COIDA) that provides for compensation to non-miners who have OLD. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of AngloGold Ashanti's employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.

Mr Thembekile Mankayi instituted a legal action against AngloGold Ashanti in October 2006 in the High Court, Witwatersrand Local Division. Mr Mankayi claimed approximately R2.6 million (approximately $0.27 million) for damages allegedly suffered by him as a result of silicosis allegedly contracted whilst working on mines now owned by AngloGold Ashanti. The case was heard and a judgment in the exception action was rendered on June 26, 2008 in favor of AngloGold Ashanti on the basis that mine employers are insured under ODMWA and COIDA against compensable diseases, which precludes common law delictual claims by employees against employers. The plaintiff has been granted leave to appeal the judgment. If AngloGold Ashanti is unsuccessful in defending this suit, it could be subject to numerous similar claims which could have an adverse effect on its financial condition.

In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with the National Union of Mineworkers (NUM) which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief by mining companies under the ODMWA to communities that have been affected.

The costs associated with the pumping of water inflows from closed mines adjacent to AngloGold Ashanti's operations could have an adverse effect upon operational results.

Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti's mining operations as a result of property damage, disruption to operations and additional pumping costs.

AngloGold Ashanti has embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies' willingness to meet their water pumping obligations.

The relevant mining companies have entered into a settlement agreement. As part of the settlement arrangement the mining companies have formed and registered a not-for-profit company, known as the Margaret Water Company, to conduct water pumping activities from the highest lying shaft which is currently owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the Margaret Water Company.

The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that AngloGold Ashanti believes to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote.

Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold Ashanti has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability and its financial condition.

AngloGold Ashanti does not have management control over two significant joint venture projects. If these projects are not managed effectively, AngloGold Ashanti's investment could be adversely affected or its reputation could be harmed.

AngloGold Ashanti's joint ventures at Morila in Mali and Boddington in Western Australia are managed by its joint venture partners. While AngloGold Ashanti may provide operational advice to its joint venture partners, it cannot ensure that these projects are operated in compliance with the standards that it applies in its other operations. If these joint ventures are not managed effectively, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, AngloGold Ashanti's investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective management, particularly relating to any resulting accidents or environmental incidents could harm AngloGold Ashanti's reputation. AngloGold Ashanti expects to complete the sale of its interest in the Boddington project to its joint venture partner in the second quarter of 2009 but currently has no plans to dispose of its interest in the Morila mine.

AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy, and its strategy may not result in the anticipated benefits.

The successful implementation of AngloGold Ashanti's business strategy depends upon a number of factors, including factors that are outside its control. For example, the successful management of costs will depend upon prevailing market prices for input costs and the ability to grow the business will depend upon the availability of attractive merger and acquisition opportunities as well as the successful implementation of AngloGold Ashanti's existing and proposed project development initiatives and continued exploration success, all of which are subject to the relevant mining and company specific risks as outlined in this risk section. AngloGold Ashanti cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that it its strategy will result in the anticipated benefits.

Risks related to AngloGold Ashanti's ordinary shares and American Depositary Shares (ADSs)

Sales of large quantities of AngloGold Ashanti's ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of AngloGold Ashanti's ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti's ordinary shares or ADSs may decide to sell them at any time. The market price of AngloGold Ashanti's ordinary shares or ADS could also fall as a result of any future offerings it makes of ordinary shares, ADSs, or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. AngloGold Ashanti may make such offerings of additional ADS rights, letters of allocation or similar securities at any time or from time to time in the future.

Fluctuations in the exchange rate of currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti's securities. This may reduce the value of these securities to investors.

AngloGold Ashanti's Memorandum and Articles of Association allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti's securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

The recently announced proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by the company's shareholders.

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

ITEM 4: INFORMATION ON THE COMPANY

GROUP INFORMATION

AngloGold Limited was founded in June 1998 through the consolidation of the gold mining interests of Anglo American. The company, AngloGold Ashanti as it is now, was formed on April 26, 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited. AngloGold Ashanti is currently the third largest gold producing mining company in the world by ounces sold.

On March 17, 2009, Anglo American announced that it had sold its remaining interest in AngloGold Ashanti.

Current profile

AngloGold Ashanti Limited, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 21 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America) and are supported by extensive exploration activities. The combined Proved and Probable Ore Reserves of the group amounted to 73.5 million ounces as at December 31, 2008.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE) in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended. Its registered office is at 76, Jeppe Street, Newtown, Johannesburg, South Africa, 2001.

4A.   HISTORY AND DEVELOPMENT OF THE COMPANY

HISTORY AND SIGNIFICANT DEVELOPMENTS OF THE COMPANY

Below are highlights of key corporate activities of the company from its formation in 1998:

1998

- Formation of AngloGold Limited in June 1998 through the consolidation of East Rand Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited into a single, focused, independent, gold mining company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorized share capital, effective March 30, 1998

1999

- Acquired minority shareholders interest in Driefontein Consolidated Limited (17 percent); Anmercosa Mining (West Africa) Limited (100 percent); Western Ultra Deep Levels Limited (89 percent); Eastern Gold Holdings Limited (52 percent); Erongo Mining and Exploration Company Limited (70 percent)
- Purchased Minorco's gold interests in North and South America
- Acquired Acacia Resources in Australia

2000

Acquired:
- a 40 percent interest in the Morila mine in Mali from Randgold Resources Limited
- a 50 percent interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited (Ashanti)
- a 25 percent interest in OroAfrica, South Africa's largest manufacturer of gold jewellery

2001

- Sold the Elandsrand and Deelkraal mines to Harmony Gold Mining Company Limited (Harmony); disposed of its interests in No. 2 Shaft Vaal River Operations to African Rainbow Minerals (ARM) and made an unsuccessful take-over bid for Normandy Mining Limited

2002

- Sold the Free State assets to ARM and Harmony
- Acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez Companc International SA, thereby increasing its interest in Cerro Vanguardia to 92.5 percent

2003

- Disposed of its wholly-owned Amapari project to Mineração Pedra Branca do Amapari
- Sold its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited
- Sold its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc
- Disposed of its entire investments in East African Gold Mines Limited and in Randgold Resources Limited
- Purchased a portion of the Driefontein mining area in South Africa from Gold Fields Limited

2004

- Sold its Western Tanami project to Tanami Gold NL in Australia
- Concluded the business combination with Ashanti Goldfields Company Limited, at which time the company changed its name to AngloGold Ashanti Limited
- Acquired the remaining 50 percent interest in Geita as a result of the business combination
- AngloGold Holdings plc, a subsidiary of AngloGold, completed an offering of $1 billion principal amount 2.375 percent convertible bonds, due 2009 and guaranteed by AngloGold Ashanti
- Acquired a 29.8 percent stake in Trans-Siberian Gold plc
- Sold its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony (50 percent)
- Sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited
- Sold its 40 percent equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited
- Subscribed for a 12.3 percent stake in the expanded issued capital of Philippines explorer Red 5 Limited

2005

- Substantially restructured its hedge book in January 2005
- Signed a three-year $700 million revolving credit facility
- Disposed of exploration assets in the Laverton area in Australia
- Disposed of its La Rescatada project to ARUNANI SAC, a local Peruvian corporation
- Acquired an effective 8.7 percent stake in China explorer, Dynasty Gold Corporation
- The Director-General of Minerals and Energy notified AngloGold Ashanti in August 2005 that its application for the new order mining rights in terms of the South African Mineral and Petroleum Resources Development Act had been granted

2006

- Raised approximately $500 million in an equity offering
- Acquired two exploration companies, Amikan and AS APK, from TSG as part of the company's initial contribution towards its strategic alliance with Polymetal
- Formed a new company with B2Gold (formerly Bema Gold) to jointly explore a select group of mineral opportunities located in northern Colombia, South America
- AngloGold Ashanti (U.S.A.) Exploration Inc, International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaskan mineral exploration properties and associated databases in return for an approximate 20 percent interest in ITH. AngloGold Ashanti has the option to increase or dilute its stake in these projects, subject to certain conditions
- Disposed of its entire business undertaking related to the Bibiani mine and Bibiani North prospecting permit to Central African Gold plc
- Entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal), in terms of which Polymetal and AngloGold Ashanti would co-operate in exploration and the acquisition and development of gold mining opportunities within the Russian Federation
- Implemented an empowerment transaction with two components: the development of an employee share ownership plan (ESOP) and the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in AngloGold Ashanti

2007

- Acquired the minority interests previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent) in the Iduapriem and Teberebie mines
- Anglo American plc sold 69.1 million ordinary shares of AngloGold Ashanti, thereby reducing Anglo American's shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent
- Announced the successful closing of a $1.15 billion syndicated revolving credit facility

2008

- Issued 69,470,442 ordinary shares in a fully subscribed rights offer and raised approximately $1.7 billion
- Acquired Golden Cycle Gold Corporation through the issue of 3,181,198 ordinary shares, resulting in Cripple Creek & Victor becoming a wholly-owned subsidiary
- Sold entire holding in Nufcor International Limited to Constellation Energy Commodities Group Limited
- Acquired São Bento Gold Company Limited through the issue of 2,701,660 ordinary shares with the ultimate intention of doubling production from the Córrego do Sítio project
- Entered into a $1 billion term facility agreement to be used to redeem the $1 billion convertible bonds due February 2009

The following announcements regarding significant developments were made by AngloGold Ashanti during 2008 and subsequent to year-end:

On January 14, 2008, AngloGold Ashanti announced that it had agreed to acquire 100 percent of Golden Cycle Gold Corporation (GCGC) through a transaction in which GCGC's shareholders would receive 29 AngloGold Ashanti ADRs for every 100 shares of GCGC common stock held. GCGC held a 33 percent shareholding in Cripple Creek & Victor while AngloGold Ashanti holds the remaining 67 percent. The transaction will result in Cripple Creek & Victor being wholly-owned by AngloGold Ashanti.

On January 18, 2008, AngloGold Ashanti provided operation guidance to its fourth quarter 2007 results, in which it was stated that the company's South African and Geita operations had experienced production difficulties resulting in the group's production for the quarter to be in the region of 1.4 million ounces.

On January 25, 2008, AngloGold Ashanti announced that following notification from Eskom regarding interruptions to power supplies, it had halted mining and gold recovery operations on all of its South African operations. Only underground emergency pumping work was being carried out.

On January 27, 2008, AngloGold Ashanti announced that it had agreed to a process with Eskom whereby the supplier would give its normal guarantees for sufficient power for the company to undertake shifts from that day for the purpose of re-establishing safe workplaces at each of the deep level underground mines in South Africa. Eskom was anticipating a ramp up in additional power later in the week that should enable a phased return to normal mining operations. A protocol had also been agreed to with the electricity supplier whereby Eskom will provide AngloGold Ashanti with four hours warning, prior to having to reduce power supply.

On January 29, 2008, AngloGold Ashanti announced that following a meeting between Eskom and industrial electricity consumers, AngloGold Ashanti had commenced the process of bringing back into production all of its underground mines and their associated gold treatment plants. On February 7, 2008, AngloGold Ashanti stated that following extensive discussions with Eskom and the government, a power supply of 90 percent had been offered which has resulted in first quarter production from the South African operations being severely disrupted. Equally important is Eskom's ability to maintain a continuous power supply at a 90 percent level in order to return to normal production levels and milling rates.

On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AngloGold Ashanti and B2Gold to be amended. B2Gold would also acquire from AngloGold Ashanti additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti 25 million common shares and 21.4 million common share purchase warrants in B2Gold. On May 16, 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9 percent direct interest in B2Gold and increase B2Gold's interest in certain Colombian properties, as stated.

On May 6, 2008, AngloGold Ashanti announced the retirement of Mrs E Le R Bradley from the board effective May 6, 2008.

On May 6, 2008, AngloGold Ashanti announced the completion of the initial JORC-compliant resource estimate for the La Colosa deposit, the second significant greenfields discovery (Gramalote being the first) in Colombia, which was discovered by AngloGold Ashanti's Colombian greenfields exploration team during 2006. The project, which is 100 percent owned by AngloGold Ashanti, is located 150km west of Colombia's capital city, Bogota, in the district of Tolima.

On May 29, 2008, AngloGold Ashanti announced its amendment to the transaction agreement to acquire 100 percent of Golden Cycle Gold Corporation (GCGC) to adjust the consideration that GCGC shareholders receive from 0.29 AngloGold Ashanti ADRs to 0.3123 AngloGold Ashanti ADRs to account for the effects of the AngloGold Ashanti rights offer announced on May 23, 2008. GCGC shareholders approved the transaction on June 30, 2008 at a general meeting and the transaction became effective on July 1, 2008, at which time AngloGold Ashanti acquired the remaining 33 percent shareholding in CC&V. A total of 3,181,198 AngloGold Ashanti ADRs were issued pursuant to this transaction.

On June 26, 2008, AngloGold Ashanti announced that the Johannesburg High Court ruled that the exception lodged by AngloGold Ashanti in respect of Mr Thembekile Mankayi's claim for damages against the company had been upheld. Mr Mankayi had lodged a R2.6 million claim in respect of occupational lung disease allegedly sustained during his employment at AngloGold Ashanti's then Vaal Reefs mine in the 1990s. The finding confirms that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions.

Shareholders at a general meeting held on May 22, 2008 approved the issue of new ordinary shares to AngloGold Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of June 6, 2008. The final terms of the rights offer were announced on May 23, 2008, resulting in a total of 69,470,442 new rights offer shares being offered to shareholders at a subscription price of R194.00 per share. On July 7, 2008, AngloGold Ashanti announced that the rights offer closed on July 4, 2008 and that 68,105,143 shares had been subscribed for (98 percent of rights offered) which shares were issued on July 7, 2008. Applications to acquire additional shares amounting to 400,468,713 shares (or 576.5 percent) had been received, and the remaining 1,365,299 shares were issued on July 11, 2008. A total of R13.477 billion (approximately $1.7 billion) was raised.

On July 29, 2008, AngloGold Ashanti announced the resignation of Simon Thompson from the board, effective July 28, 2008.

On September 30, 2008, AngloGold Ashanti announced that following the publication of the unaudited results under IFRS for the quarter and six months ended June 30, 2008, it reassessed the accounting estimate for income taxes, for the effects and impact of the accelerated non-hedge derivative settlements in accordance with IAS34 – Interim Financial Reporting. Following this reassessment, the income tax expense was reduced by R641 million (US$81m) for the period. This was as a result of IAS34 requiring that the income tax expense for interim reporting purposes to be calculated by applying to an interim period's pre-tax income, the estimated average annual effective income tax rate that would be applicable to the expected total annual earnings. It should be noted that the overprovision would have been reversed by financial year-end and therefore would not have had any effect on the full year's income tax expense and earnings. Nevertheless, in compliance with IAS34, AngloGold Ashanti decided to revise its results for the quarter and six months ended June 30, 2008, thereby resolving this matter.

On November 21, 2008, AngloGold Ashanti Limited announced that its wholly-owned subsidiary, AngloGold Ashanti Holdings plc, had entered into a $1 billion term facility agreement with Standard Chartered Bank to refinance its convertible bond. The term facility would be drawn during February 2009 for the purpose of repaying the $1 billion convertible bond due on February 27, 2009 issued by AngloGold Ashanti Holdings plc and guaranteed by AngloGold Ashanti Limited. The term facility is for an initial one year period from the date of the first drawdown in February 2009 and the term facility is extendable, if required, at the option of AngloGold Ashanti until November 30, 2010. The covenant terms of the term facility are similar to those of AngloGold Ashanti's existing $1.15 billion Revolving Credit Facility and amounts drawn under the term facility will bear an interest margin of 4.25 percent for the first six months after the first drawdown and 5.25 percent thereafter.

The $1 billion convertible bond matured on February 27, 2009 and was redeemed by the company using the proceeds from the Standard Chartered term facility that had been arranged for this purpose. Subsequent to the year end, the company has signed an agreement with Standard Chartered amending the terms of the term facility signed in November 2008. The amendment will become effective upon prepayment of between $500 million and $750 million, at the option of AngloGold Ashanti Holdings plc, of the amount outstanding under the term facility and the satisfaction of certain other conditions, in each case, prior to August 26, 2009. Upon the prepayment:

- of $750 million, $250 million (being the remaining amount outstanding after the prepayment) will be converted into a new term loan due one year from the date of first drawdown under the term facility (which occurred on February 26, 2009), subject to AngloGold Ashanti Holdings plc's option to extend that maturity date for one additional year; or
- of between $500 million and $750 million, with respect to the amount outstanding after the prepayment, up to (i) $250 million will be converted into a new term loan with the same maturity as described above and (ii) the amount equal to the difference between the prepayment and $750 million will be converted into a new revolving facility loan of up to $250 million.

Upon effectiveness of the amendment to the term facility, the new term loan and any amounts outstanding under the new revolving credit facility (if any) will bear an interest margin of 4.25 per cent per annum over the higher of (i) the applicable LIBOR and (ii) the lender's cost of funds (subject to a cap of LIBOR plus 1.25 per cent per annum).

On December 15, 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold Company Limited (SBG) and its wholly-owned subsidiary, São Bento Mineração S.A. (SBMSA) from Eldorado Gold Corporation (Eldorado) for a consideration of $70 million through the issuance of 2,701,660 AngloGold Ashanti shares. This follows an announcement made on July 31, 2008, when AngloGold Ashanti announced it had entered into a letter agreement with Eldorado to acquire 100 percent of Eldorado's wholly-owned subsidiary, SBG, which company in turn wholly owns SBMSA. The purchase of SBG and SBMSA gives AngloGold Ashanti access to the São Bento mine, a gold operation situated in the immediate vicinity of AngloGold Ashanti's Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil, and provides AngloGold Ashanti with the potential to double the scale of the Córrego do Sítio mine, which once developed will significantly enhance AngloGold Ashanti's Brazilian asset base. São Bento started its operations in 1986 and operated until January 2007, at which time São Bento's process plant and facilities were placed on care and maintenance.

On January 23, 2009, AngloGold Ashanti Australia Ltd announced that Mineral Resource increased for the Tropicana Gold Project in Western Australia. The Tropicana Gold Project, located 330 kilometers east north-east of Kalgoorlie, is part of the Tropicana Joint Venture, which is 70 percent owned by AngloGold Ashanti Australia (the manager) and 30 percent by Independence Group NL.

On January 28, 2009, AngloGold Ashanti Limited announced that it had agreed to sell its indirect 33.33 percent joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation for an aggregate consideration of up to approximately $1.1 billion. The transaction is consistent with AngloGold Ashanti's strategy of focusing on its core, controlled asset portfolio and realizing value from any minority, non-managed interests as and when appropriate. It will also immediately strengthen the company's balance sheet, result in lower financing costs due to early repayment of the recently announced $1.0 billion syndicated term facility and create additional flexibility to participate in further investment and growth opportunities.

On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from January 1, 2010 (or after), the Tau Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas to Simmer & Jack Mines Limited (Simmers) for an aggregate consideration of:

- R600 million less an offset up to a maximum of R150 million for unhedged free cash flow (net cash inflow from operating activities less stay-in-business capital expenditure) generated by the Tau Lekoa mine in the period between January 1, 2009 and December 31, 2009 as well as an offset for unhedged free cash flow generated by the Tau Lekoa mine in the period between January 1, 2010 and the effective date of the transaction. Consequently, AngloGold Ashanti will retain all unhedged free cash flow generated from the Tau Lekoa mine for the year ending December 31, 2009 greater than R150 million. Simmers will endeavour to settle the transaction entirely in cash; however, Simmers may issue to AngloGold Ashanti ordinary shares in Simmers up to a maximum value of R150 million, with the remainder payable in cash; and
- a royalty, determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg. The royalty will be payable quarterly for each quarter commencing from January 1, 2010 until the total production from the assets upon which the royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000 per kilogram (in January 1, 2010 terms).

The effective date of the transaction will occur on the later of January 1, 2010 or the first day in the calendar month following the fulfilment of all conditions precedent to the transaction. AngloGold Ashanti will continue to operate Tau Lekoa with appropriate joint management arrangements with Simmers until the effective date. In addition, following the effective date, Simmers will treat all ores produced from the assets at its own processing facilities. As a result, AngloGold Ashanti will have increased processing capacity available, allowing for the processing of additional material sooner from its other Vaal River mines and surface sources, thereby further accelerating cash flow.

On April 9, 2009, AngloGold Ashanti announced that Mr J H Mensah and Mr R E Bannerman had given notice of their intention to retire from the board at the close of the annual general meeting to be held on May 15, 2009. In addition, Prof Nkuhlu advised of his impending resignation from the board, given his standing for political office in the 2009 general elections in South Africa. Prof Nkuhlu resigned from the board at the conclusion of the meeting held on May 5, 2009 to approve the filing with the SEC of this annual report on Form 20-F.

4B.   BUSINESS OVERVIEW

PRODUCTS

AngloGold Ashanti's main product is gold. Revenue is also derived from the sales of silver, uranium oxide and sulfuric acid. AngloGold Ashanti sells its products on world markets.

THE GOLD AND URANIUM MARKETS

GOLD

Product and marketing channels

Gold accounts for approximately 98 percent of AngloGold Ashanti's revenue from product sales. The balance of product sales is derived from sales of silver, uranium oxide and sulfuric acid. AngloGold Ashanti sells its products on international markets. Gold produced by AngloGold Ashanti's mining operations is processed to a saleable form at various precious metals refineries. Once refined to a saleable product – generally large bars weighing approximately 12.5 kilograms and containing 99.5 percent gold, or smaller bars weighing 1.0 kilogram or less with a gold content of 99.5 percent and above – the metal is sold either through the refineries' channels or directly to bullion banks and the proceeds paid to the company.

Bullion banks are registered commercial banks that deal in gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets and finance these consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.

Where forward sales contracts exist against which AngloGold Ashanti delivers physical product, the same channel of the refinery is used. In this case, the refinery does not sell the metal on the company's behalf, but instead delivers the finished gold bars to the bullion bank with which the group's forward contract is held. The physical delivery to the counterpart bank of the appropriate amount of gold fulfils AngloGold Ashanti's obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.

Gold market characteristics

Gold price movements are largely driven by macro-economic factors such as expectations of inflation, currency fluctuations, interest rate changes or global or regional political events that are anticipated to impact on the world economy. Gold has played a role historically as a store of value in times of price inflation and economic uncertainty. This factor, together with the presence of significant gold holdings above ground, tends to dampen the impact of supply/demand fundamentals on the market. Trade in physical gold is, however, still important in determining a price floor, and physical gold, either in the form of bars or high-caratage jewellery, is still a major investment vehicle in the emerging markets of India, China and the Middle East. Gold is relatively liquid compared to other commodity markets and significant depth exists in futures and forward gold sales on the various exchanges, as well as in the over-the-counter market.

Trends in physical gold demand

Physical gold demand is dominated by the jewellery industry and the investment sector, which together account for almost 90 percent of total demand. The balance of gold supply is used in dentistry, electronics and medals. While the quantity of gold used in jewellery consumption has decreased over the last decade, the investment market has largely taken up available supply. Investments in physical gold includes bar hoarding, coins, medals and other retail investment instruments as well as exchange traded funds (ETFs), which have, since their inception in 2002, become well established as a vehicle for both retail and institutional investors and are now the sixth largest holder of gold, after the major central banks and the International Monetary Fund (IMF).

Newly-mined gold is not the only source of physical gold onto the market and, in fact, accounts for just over 60 percent of supply. Due to its high value, gold is rarely destroyed and some 161,000 tonnes of gold (approximately 65 years of new mine supply at current levels) is estimated to exist in the form of jewellery, official sector gold holdings (central bank reserves) and private investment. In 2008, gold was supplied onto the market from newly-mined production (2,385 tonnes), sales of gold by central banks (485 tonnes) as well as from sales of scrap gold (977 tonnes), largely from the jewellery trade.

Gold demand by sector

Jewellery demand

Geographically, just less than 80 percent of gold jewellery demand now originates in emerging markets, in comparison to approximately 64 percent a decade ago. The major markets for gold jewellery are India, China, the Middle East and the United States. The Russian market has also seen recent strong growth, and was the sixth largest single market for gold jewellery in 2008, with demand at just under 100 tonnes. In the economies of India and the sub-continent, gold jewellery is purchased as a quasi-investment product. High-caratage jewellery is sold at a relatively small margin to the spot gold price, which is generally transparent to the consumer, and is therefore easily re-sold to jewellers or bullion traders when cash is required or when the jewellery is out of date and needs to be refashioned.

India accounts for more than 20 percent of global gold jewellery demand and is by far the largest market for gold in jewellery. It also accounted for more than 20 percent of identifiable investment demand in the sector in 2008. Total bullion imports to India, though they may fluctuate significantly according to price movements during the year, have risen steadily over the last decade.

The characteristics of the gold market in the Middle East are similar, although an important difference is the exceptionally high per capita ownership of gold in some of the countries of that region. In the United Arab Emirates, for example, consumption per capita is some 30 times that in the US or the UK and some 50 times higher than in India. The Middle Eastern market accounted for over 300 tonnes of gold demand in 2008 or approximately 15 percent of the global total. Turkey, Saudi Arabia and the United Arab Emirates are the largest consumers within this market.

In China, approximately 80 percent of gold is sold in the form of high caratage jewellery which is easily traded, similarly to the Indian and Middle Eastern markets. The balance of gold in China is sold in the form of 18 carat jewellery. Although introduced to the market only in 2002, sales in this category of jewellery have grown quickly due to its appeal to a rapidly-growing market segment of young, independent urban women. An important feature of the Chinese market in recent years has been the relatively stable nature of gold demand, particularly in comparison to the Indian and Middle Eastern markets, where volatility typically causes price-sensitive consumers to hold back on jewellery purchases.

The US market accounted for approximately 180 tonnes of jewellery demand in 2008, just over 8 percent of the global total. Gold in the USA is purchased largely as an adornment product and purchase decisions are dictated by fashion rather than the desire to buy gold as an investment. The intrinsic value of gold as a store of value does still, however, play a role in the purchase decision process.

Investment demand

As well as holdings in ETFs, which have become a well-recognized investment vehicle for gold, primarily in the US and European markets, physical gold investment takes the form of bar hoarding (primarily in India and in China) and official coins (for which the largest market is Turkey). Physical investment demand has grown significantly since 2003, when it stood at just less than 300 tonnes, to levels of approximately 770 tonnes in 2008. Over the course of 2008, demand increased in all of the various retail investment categories, and particularly in ETFs. Holdings in the latter increased from 28 million ounces (approximately 870 tonnes) to 38 million ounces (approximately 1,180 tonnes), an increase of 36 percent over the year. This significant increase in ETF holdings, which has continued post year-end, reflects growing concern over the global financial system and a flight to gold as a 'safe-haven' asset.

Industrial and other sectors

The largest industrial use of gold is in electronics, as plating or bonding wire. In line with the growth in the use of personal computers and other electronic instruments globally, the use of gold in this sector has also increased, averaging a growth rate of over 9 percent in the five-year period from 2002 to 2007. The overall quantity of gold used in this sector, however, remains small, at only 11 percent of total demand. Demand for gold for dentistry purposes continues to decline, however this constitutes only a small portion of total demand, less than 2 percent of the global total.

Central bank holdings, sales and purchases

Gold held by the official sector, essentially central banks and the IMF, stood at approximately 29,000 tonnes in 2008. Periodically, central banks buy and sell gold as market participants. Most central bank sales take place under the Central Bank Gold Agreements (CBGA) and therefore without any significant impact on the market. The second of these agreements is currently in its fifth and final year (which ends at the end of September 2009). Central bank sales in the fourth year of the agreement, which ended on September 27, 2008, reached only 343 tonnes, against the quota of 500 tonnes available under the agreement. Sales in the first quarter of the current year of the agreement reached only 50 tonnes, and it therefore seems likely, under current circumstances, that the annual CBGA quota will not be reached.

It seems likely that the current CBGA will be renewed and, should the IMF undertake any gold sales, (as recommended by the IMF's Eminent Persons' Committee to support the bank's financial position), these gold sales will also take place within the framework of the agreement. The process of finalizing IMF sales does, however, require US Congressional approval and could therefore be likely to be lengthy, given the priorities facing the new US administration.

Breakdown of gold consumption 2008	%
Jewellery consumption	64
Investment	23
Industrial / electronics	11
Dentistry	2

Data Source: GFMS, World Gold Council

Top six jewellery markets in 2008

Country	%	Tons
India	22	470
China	15	327
United States	8	179
Turkey	7	153
Saudi Arabia	5	109
Russia	4	96
Other	39	804
Global total	100	2,138

Data Source: GFMS

ANGLOGOLD ASHANTI'S MARKETING SPEND

AngloGold Ashanti has since its inception been committed to growing the market for its product. The company's marketing programs aim to increase the desirability of gold to sustain and grow demand. AngloGold Ashanti is an active member of the World Gold Council, and AngloGold Ashanti's subscription to the World Gold Council accounts for the bulk of the company's marketing spend. The company remains involved in independent projects to grow jewellery demand, in partnership with companies such as Tanishq (a subsidiary of the Tata Group) in India. It has also supported the development of gold concept stores in China, under the 'Just Gold' brand. AuDITIONS, the company's own global gold jewellery design competition brand, continues to grow and has become a well-recognized corporate marketing tool.

THE URANIUM MARKET IN 2008

AngloGold Ashanti's uranium production is sold via a combination of spot sales and long-term agreements.

The spot price for uranium (U_3O_8) was volatile during 2008. The year opened with a spot price of some $90 per pound, declining to an annual low of $44 per pound in mid-October and recovering to $53 per pound by the end of the year. The long-term U_3O_8 price began the year at $95 per pound and remained stable until the end of April 2008 when it began to decline reaching the year-end price of $70 per pound. Long-term prices have not shown the same level of volatility as spot prices.

The significant volatility and overall decline in the spot price were driven by low levels of demand in the early part of the year, followed by the impact of the financial crisis in latter months that caused financial players to sell off their uranium inventories with some urgency to improve liquidity. The year-end recovery in prices was most likely caused by unanticipated additional spot demand from China, and may continue on the back of potential demand from India.

The declining spot price has had significant implications on near-term primary supply for uranium producers, and in several cases has made it uneconomical for these producers to continue production. Notably, several projects in the United States and South Africa have been curtailed or postponed, and some in Canada and Kazakhstan are experiencing technical or production difficulties. This may result in a tightening of supply in the short- to medium-term. However, the medium-to long-term indicators show that there is potential for increases in supply through expansion plans, new discoveries of mineralization zones and more amenable regulatory environments, particularly in Australia, Russia and Namibia.

Details on secondary supplies from the US also became clearer in 2008 with the Domenici Amendment becoming law in late September 2008. This places limits on imports of low enriched uranium from Russia to about 20 percent of annual US nuclear reactor requirements between 2014 and 2020. The US also published its uranium inventory disposal plan and capped disposals at 10 percent of annual US reactor requirements, and will make available up to an additional 20 million pounds of uranium for supplying into initial core programs of new reactors from 2010 onwards.

On the demand side, there continue to be calls from several countries to increase the proportion of nuclear power supply in their fuel mix to reduce dependence on expensive coal and oil imports and to reduce emissions. According to the International Atomic Energy agency (IAEA), more than 50 countries are considering nuclear power. However, the financial crisis may temper this demand and cause delays to new projects due to lack of available finance.

The long-term outlook for uranium prices remains positive due to continuing forecasts of strong demand and the expectation of continued challenges on the primary supply side. In particular, following the signing of the '123 Nuclear co-operation agreement' between India and the US, demand from India is likely to appear on the spot market.

GOLD PRODUCTION

AngloGold Ashanti's core business is the production of gold by exploring for, and mining and processing gold orebodies.

The process of producing gold

The process of producing gold can be divided into six main activities:

1.   Finding the orebody;
2.   Creating access to the orebody;
3.   Mining (breaking) the orebody;
4.   Transporting the broken material from the mining face to the plants for processing;
5.   Processing ; and
6.   Refining.

The process applies to both underground and surface operations.

1.   *Finding the orebody*

AngloGold Ashanti's greenfields exploration group identifies prospective gold deposit targets and undertakes exploration on its own or in conjunction with joint venture partners. Worthwhile discoveries undergo a well structured and intensive evaluation process before a decision is made to proceed with developing the mine.

2.   *Creating access to the orebody*

There are two types of mining which take place to access the orebody:
- Underground mining: a vertical or decline shaft is sunk deep into the ground to transport people and mining materials to underground levels from which the orebody is accessed through horizontal tunnels known as haulages and cross-cuts. Further on-reef development is then undertaken to open up the orebody so that mining can take place.
- Open-pit mining: in this situation the ore lies close to surface and can be exposed for mining by "stripping" the overlying barren material.

3.   *Removing the ore by mining the orebody*

- In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted 'stopes' or 'faces' are then cleaned and the ore released is then ready to be transported to surface.
- In open-pit mining, drilling and blasting may also be necessary to break the ore; excavators then load the material onto the ore transport system which is predominantly haul trucks.

4.   *Transporting the broken material from the mining face to the plants for treatment*

- Underground ore is brought to the surface by a combination of horizontal and vertical transport systems. Once on surface, the ore is usually transported to the processing facilities by surface rail or overland conveyors.
- In open pit operations, the haul trucks deliver the ore directly to the processing facilities.

5.   *Processing*

Comminution is the first step in processing and involves the breaking up the ore, which is delivered as large rocks, into small particles so that the contained gold minerals are exposed and available for recovery. This is usually undertaken by a combination of multi-stage crushing and milling circuits with associated screening and classification processes to ensure that material at the correct size is removed promptly from the comminution circuit.

Recovery of gold can then commence, depending on the nature of the gold contained in the ore. There are two basic classes of ore:

- free-milling, where the gold is readily available for recovery by the cyanide leaching process.

- refractory ores, where the gold is not readily available for leaching because it is locked within a sulfide mineral matrix (eg pyrite), extremely finely dispersed within the host rock (and hence not yet exposed) or alloyed with other elements which retard or prevent leaching (e.g. tellurides).

Free milling and oxidised refractory ores are processed for gold recovery by leaching the ore in agitated (stirred) tanks in an alkaline cyanide leach solution. This is generally followed by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).

Refractory ores undergo pre-treatment to make them more amenable to cyanide leaching. This commonly takes the form of separating the gold bearing sulfide materials from the barren gangue material by using flotation to produce a high-grade sulfide concentrate. The sulfide concentrate is then oxidised by either roasting as at AngloGold Ashanti Brasil Mineração or bacterial oxidation (BIOX) as at Obuasi. This oxidation destroys the sulfide matrix and exposes the gold particles thereby making them amenable to recovery by the cyanidation process.

An alternative process is the heap-leach process. This process is generally considered applicable to high-tonnage, low-grade ore deposits, but it can be successfully applied to medium-grade deposits where smaller ore deposit tonnages cannot economically justify constructing a capital intensive process plant. In this process, ore is crushed and heaped on an impervious or lined leach pad. Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The barren solution is refreshed and recycled to the top of the heaps.

Gold which has loaded (adsorbed) onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electrowinning cells and subsequent smelting of the precipitate into doré bars that are then shipped to gold refineries for further processing.

At some AngloGold Ashanti operations, valuable by-products are generated at the same time as the gold recovery process. These by products are:

- silver, which is associated with the gold at some of our operations;
- sulfuric acid which is produced from the gases generated by the sulfide roasting acid plants; and
- uranium which is recovered in a process which involves sulfuric acid leaching followed by recovery of the leached uranium onto resin and subsequent stripping of the resin by ammonium hydroxide and precipitation of uranium oxide as "yellow cake".

The residue from the process operations are stored in designated tailings storage facilities.

6. *Refining*

The doré bars are transported to a precious metal refinery for further processing. In this process gold is upgraded to a purity of 99.5 percent or greater for sale to a range of final users. High purity gold is referred to as "good delivery" which means that it meets the quality standards set by the London Bullion Markets Association and gives the final buyer assurance that the bar contains the quantity and purity of gold as stamped on the bar.

MINE SITE REHABILITATION AND CLOSURE

As mining is a finite operation, a mining enterprise must develop acceptable plans to be adopted when the mineralized material is exhausted. For AngloGold Ashanti, an integral aspect of operating its mines is ongoing mine closure planning, together with the associated estimates of liability costs and the assurance of adequate financial provisions to cover these costs.

In terms of its Environmental Policy, the company is committed to ensuring that financial resources are available to meet its reclamation and environmental obligations. One of the company's values is that "the communities and societies in which we operate will be better off for AngloGold Ashanti having been there". Through its membership of the International Council on Mining and Metals (ICMM), the company is committed to seeking continual improvement of its environmental performance, in particular, by doing the following:

• Rehabilitating land disturbed or occupied by operations in accordance with appropriate post-mining land uses;

• Providing for the safe storage and disposal of residual waste and process residues; and

• Designing and planning all operations so that adequate resources are available to meet their closure requirements.

The evaluation of new projects considers closure planning and the associated costs in determining the economic feasibility of the project.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a more complex process. This is particularly the case in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more.

Closure plans are typically reviewed and updated annually and take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in good practice. ICMM published an integrated closure planning toolkit during 2008, and the company prepared a draft internal standard to incorporate this good practice approach.

A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operating. This practice serves to reduce the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilize reserves, which the company might wish to exploit should conditions, such as the gold price, change.

While actual closure costs may only be fully determined at the time of closure, as at December 31, 2008 the total estimated liability, on an undiscounted basis, amounted to $1,049 million (2007: $1,188 million). The decrease was largely owing to exchange rate fluctuations.

An assessment of closure liabilities is undertaken on an annual basis.


AngloGold Ashanti global operations and exploration: 2008
Veduga
Anenskoye
Sovromennie
Russia
Aprelkovskoye
Yili Yunlong
Jinchanggou
China
Philippines
Mapawa Area
USA
Cripple Creek & Victor (CC&V)
Sadiola and Yatela
Mali
Colombia
Quebradona
Guinea
Siguiri
Ghana
Morila
Obuasi
Iduapriem
DRC
Mongbwalu
Tanzania
Geita
Gramalote
La Colosa
Brazil
Serra Grande
Brasil Mineração
Argentina
Cerro Vanguardia*
Navachab
Namibia
Republic of South Africa
SA operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa**
Moab Khotsong
Australia
Tropicana
Boddington*
Sunrise Dam
Operations
Greenfields exploration and alliance areas
* sold early 2009
** sale transaction announced

THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE

AngloGold Ashanti's rights to own and exploit Mineral Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties on which these reserves and deposits are situated.

In several of the countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions on the group's ability to independently move assets out of these countries and/or transfer assets within the group, without the prior consent of the local government or minority shareholders involved.

ARGENTINA

According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for and to exploit and dispose of mines as owners by means of a legal license granted by a competent authority under the provisions of the Argentine Mining Code. The legal licenses granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring a right over a mining license are: to sell the license; to lease such a license; or to assign the right under such a license by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti's operation in Argentina – the mining title holder is its partner, Fomicruz, and in terms of the Usufruct Agreement signed between them and Cerro Vanguardia SA on December 27, 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on December 27, 2036.

AUSTRALIA

In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory. Exploration for and mining of minerals is regulated by general mining legislation and controlled by the mining ministry of each respective state or territory.

Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and state Aboriginal heritage legislation also operates to protect special sites and areas from disturbance although to date there has not been any adverse impact on any of AngloGold Ashanti's operating properties.

AngloGold Ashanti's operating properties are located in the state of Western Australia. The most common forms of tenure are exploration and prospecting licenses, mining leases, miscellaneous licenses and general purpose leases. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.

It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically, the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective state or territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.

Government royalties are payable as specified in the relevant legislation in each state or territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of unincorporated joint venture operations. Both the group and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti's operations in Australia.

BRAZIL

In Brazil, there are two basic mining rights:

- a license for the exploration stage, valid for a period of up to three years, renewable once; and
- a mining concession or mine manifest, valid for the life of the deposit.

In general, exploration licenses are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licenses that manage to prove the existence of a Mineral Resource and have been licensed by the environmental competent authority.

Mine manifests (mining titles granted in 1936) and mining concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) which acts as the inspecting entity for mining activities. Obligations of the titleholder include:

- the start of construction, as per an approved development plan, within six months of the issuance of the concession;
- extracting solely the substances indicated in the concession;
- communicating to the DNPM the discovery of a mineral substance not included in the concession title;
- complying with environmental requirements;
- restoring the areas degraded by mining; refrain from interrupting exploitation for more than six months; and
- reporting annually on operations.

The difference between a mine manifest and a mining concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a mine manifest than a mining concession although, in practice, it is possible for a manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licenses.

COLOMBIA

The underlying principle of Colombian mining legislation is: first in time, first in right.

The process starts with a proposal, the presentation of which gives a right of preference, if the area is free, to obtain the area. The maximum extent of an area covered by such a proposal is 10,000 hectares. Once a proposal has been received, the relevant government agency undertakes an investigation to determine whether another proposal has been received regarding the area concerned or whether an existing contract for the area is already in place. The government agency grants a "free zone" when the proposal made has a right of preference.

The concession contract

The government agency grants an exclusive concession contract for exploration and exploitation. Such a concession allows the concessionaire to conduct the studies, works and installations necessary for establishing the existence of minerals and their exploitation. The total term of such a concession is 30 years. This period can be renewed for another 30 years. The period allowed for exploration is three years, with a potential extension of two years. The period for construction and development is two years with an option to extend by one year.

Once the concessionaire has completed its exploration program, a proposed plan of works and installations of exploitation and a study of the environmental impact must be completed in order to receive an environmental license, without which it is not possible to start the development program necessary to begin mining. The terms of the concession start from the date of registration of the contract at the National Mining Register; similarly, all obligations begin at that date. Once a mining concession has been awarded, the operating entity must take out an insurance policy to cover any possible environmental damage and its mining obligations.

Economic and tax aspects

Surface fee

During exploration: For areas not exceeding 2,000 hectares, approximately $1 per hectare. For areas between 2,000 and 5,000 hectares, approximately $2 per hectare. For areas between 5,000 and 10,000 hectares, approximately $3 per hectare.

Royalty

The royalty paid to the Colombian government is calculated at 4 percent on production yield, valued at 80 percent of the average international per ounce price of the previous month as determined from the afternoon fixing price on the London Bullion Market.

The system of royalty payments and adjustments to such payments apply from the date the concession contract comes into force and for the entire period of its validity. Any official changes to the laws governing the payment of royalties will only apply to contracts granted and completed after these laws have been promulgated.

GHANA

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (the Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under license or lease.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.

Control of mining companies

The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

The Act provides for stability agreements as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for 15 years. A stability agreement is subject to ratification by Parliament.

Prior to the business combination between AngloGold and Ashanti in April 2004, AngloGold and the government of Ghana agreed the terms of a stability agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The stability agreement necessitated the amendment of the Obuasi Mining Lease which has been ratified by Parliament.

Under the stability agreement, the government of Ghana agreed:

- to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
- to maintain for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in Ghana at a rate of 3 percent per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;
- to ensure that the income tax rate would be 30 percent for a period of fifteen years. The agreement was amended in December 2006 to make the tax rate equal to the prevailing corporate rate for listed companies;
- that a sale of AngloGold Ashanti's or any of its subsidiaries' assets located in Ghana remains subject to the government's approval;
- to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
- to retain its special rights (Golden Share) under the provisions of the Mining Act pertaining to the control of a mining company, in respect of its assets and operations in Ghana.

Further, the Government of Ghana agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination.

Retention of foreign earnings

AngloGold Ashanti's operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings in such an account. In addition, the company has permission from the Bank of Ghana to retain and use, outside of Ghana, dollars required to meet payments to the company's hedge counterparts which cannot be met from the cash resources of its treasury company.

Localization policy

A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving 'localization', which is the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.

Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe.

Mining properties

Obuasi

The current mining lease for the Obuasi area was granted by the government of Ghana on March 5, 1994. It grants mining rights to land with an area of approximately 334 square kilometers in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometers has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometers, (the Lease Area). The company is required to pay rent to the government of Ghana (subject to review every five years, when the rent may be increased by up to 20 percent) at a rate of approximately $5 per square kilometer and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. The government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054 and this extension was formally ratified by Parliament on October 23, 2008.

Iduapriem and Teberebie

Iduapriem has title to a 33 square kilometer mining lease granted on April 19, 1989, for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease. Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years. The terms and conditions of these leases are consistent with similar leases granted in respect of the Obuasi mining lease.

GUINEA

In Guinea, all mineral substances are the property of the State. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets and to organize their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

The group's Guinea subsidiary, Société Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on November 11, 1993, for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic Ore Reserves.

At Siguiri the original area granted of 8,384 square kilometers was reduced to a concession area of four blocks totalling 1,495 square kilometers.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for an additional 22-year period from November 11, 1996, under conditions detailed in a Convention de Base which predates the new Guinea Mining Code.

Key elements of the Convention de Base are that:

- the government of Guinea holds a 15 percent free-carried or non-contributory interest; a royalty of 3 percent based on a spot gold price of less than $475 per ounce, and 5 percent based on a spot gold price above $475 per ounce, as fixed on the London Gold Bullion Market, is payable on the value of gold exported; a local development tax of 0.4 percent is payable on gross sales revenue; salaries of expatriate employees are subject to a 10 percent income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
- SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

In addition to the export tax payable to the government of Guinea, a royalty on production may be payable to the International Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5 percent and 7.5 percent, based on the spot gold price per ounce of between $350 and $475 per ounce, subject to indexing from January 1, 1995, to a cumulative maximum of $60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million. The royalty payable to the IFC was fully discharged in January 2008.

MALI

Mineral rights in Mali are governed by Ordinance No. 99-32/P-RM of August 19, 1999 enacting the mining code, as amended by 013/2000/P-RM of February 10, 2000, and ratified by Law No. 00-011 of May 30, 2000 (the Mining Code), and Decree No. 99-255/P-RM of September 15, 1999, implementing the Mining Code.

Prospecting activities may be carried out under prospecting authorizations (autorisation de prospection) which is an exclusive right for an individual or corporate entity to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area of the authorization. Research activities may be carried out under research permits (permis de recherché). The latter are granted to corporate entities only by order of the Minister in charge of Mines. Research permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal of the research permit requires a relinquishment of 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.

An exploitation permit (permis d'exploitation) is required to mine a deposit located within the area of a prospecting authorization or a research permit. The exploitation permit grants exclusive title to prospect, research and exploit the named substances for a maximum period of 30 years, renewable three times for an additional 10 years. The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorization and covers only the area covered by the exploration permit or the prospecting authorization. An application must be submitted to the Minister in charge of Mines and to the National Director of Mines.

As soon as the exploitation permit is granted, the holder of the exploitation permit must incorporate a company under the law of Mali. The holder of the permit will assign the permit for free to this company. The State will have a 10 percent free carry interest. This interest will be converted into priority shares and the State's participation will not be diluted in the case of increasing the capital.

Applications for exploitation permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the impact of the project on the environment, a feasibility study, and a bank deposit. The permit is granted by decree of the Head of Government. A refusal to grant a permit may only be based on two grounds: insufficient evidence to support the exploitation of the deposit and/ or a failure of the environmental study.

Applications for prospecting authorizations and research permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and cost program, a map defining the area which is being requested and the geographical co-ordinates thereof, the exact details relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by Ministerial Order. Any refusal to grant such titles shall be notified by letter from the Minister in charge of Mines to the applicant.

The mining titles mentioned above all require an establishment convention (convention d'établissement) to be signed by the State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

AngloGold Ashanti has interests at Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene and settlement of disputes).

As the establishment conventions contain stabilization clauses, the mining operations carried out by the AngloGold Ashanti entities in Mali are subjected to the provisions of the previous mining codes of 1970 and 1991 but also, for residual matters, to the provisions of the Mining Code of 1999.

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

NAMIBIA

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants an exclusive prospecting license and, on presentation of a feasibility study, a mining license is then granted taking into account the ability of the company, including its mining, financial and technical capabilities, rehabilitation programs and payment of royalties. The relevant license has been granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year mining license expires in October 2018.

SOUTH AFRICA

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which had been passed by the Parliament of South Africa in June 2002 and came into effect on May 1, 2004. The objects of the Act are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. The object is also to ensure security of tenure concerning prospecting, exploration, mining and production operations. The state ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they are operating.

The Broad-Based Socio-Economic Charter for the South African Mining Industry (the Mining Charter) developed out of the MPRDA. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. In addition, the government indicated that it would issue a Scorecard against which companies could gauge their empowerment credentials as well as engineering innovative ways of assisting business to meet the empowerment criteria. The fact that the Mining Charter enjoyed the full support from the mining houses, South African government and the unions, gives it great credibility and improves the chances for success in the long run.

The objectives of the Mining Charter are to:

- promote equitable access to the nation's Mineral Resources by all the people of South Africa;
- substantially and meaningfully expand opportunities for HDSAs including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's Mineral Resources;
- use the existing skills base for the empowerment of HDSAs;
- expand the skills base of HDSAs in order to serve the community;
- promote employment and advance the social and economic welfare of mining communities and the major labor-sending areas; and
- promote beneficiation of South Africa's mineral commodities.

The Scorecard was envisaged to function as an administrative tool only and not as a legislative one. The objective of the Scorecard was to find a practical framework for the Minister to assess whether a company actually measures up to what was intended by the MPRDA and the Mining Charter.

AngloGold Ashanti currently holds ten mining rights in South Africa, seven of which have been successfully converted, executed and registered at the Mineral and Petroleum Titles Office. Two mining rights are still awaiting conversion by the Department of Minerals and Energy (DME), and AngloGold Ashanti has successfully applied for one mining right to be converted before the closing date. The deadline for the conversion process is end April 2009. AngloGold Ashanti also holds one prospecting right and two pending prospecting right applications which have been submitted to the DME.

A prospecting right will be granted to a successful application for a period not exceeding five years. Prospecting rights may be renewed once for a period not exceeding three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal up to two years, subject to certain conditions.

A mining right will be granted to a successful application for a period which may not exceed 30 years. Mining rights may be renewed for additional periods, each of which may not exceed 30 years at a time.

TANZANIA

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the Act), and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act.

The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:

- prospecting licenses;
- retention licenses; and
- mining licenses.

A prospecting license grants the holder thereof the exclusive right to prospect in the area covered by the license for all minerals, other than building materials and gemstones, for a period of three years. Thereafter, the license is renewable for two further periods of renewal of two years each. On each renewal of a prospecting license, 50 percent of the area covered by the license must be relinquished. Before application is made for a prospecting license with an initial prospecting period (a prospecting license), a prospecting license with a reconnaissance period (a prospecting reconnaissance) may be applied for a maximum area of 5,000 square kilometers. This is issued for a period of two years, after which a three-year prospecting license is applied for. A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. A retention license can also be requested from the Minister, after the expiry of a prospecting license period, for reasons ranging from funds to technical considerations.

Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license. A mining license is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining license is granted for a period of 25 years or for the estimated life of the orebody, whichever is shorter, and is renewable for a further period of 25 years. If the holder of a prospecting license has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations.

A retention license is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person or entity by notifying the Commissioner for Minerals, except for a mining license, which must have the approval of the Ministry to be assigned.

However, this approval requirement for the assignment of a mining license will not apply if the mining license is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.

A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.

AngloGold Ashanti has complied with all applicable requirements and the relevant licenses have been issued for 25 years and expire in 2024.

UNITED STATES OF AMERICA

Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining is owned by the federal government and is obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances that address various matters including environmental protection, mitigation and rehabilitation.

Authorizations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.

The Cripple Creek & Victor Gold mine consists almost entirely of owned, patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-mine permits.

OPERATING PERFORMANCE

In 2008, gold production totaled 4.98 million ounces compared to 5.5 million ounces in 2007. This decline in production was as a result of lower grades, safety related stoppages, the interruption to the power supply in South Africa and reduced production, as anticipated, at Sunrise Dam in Australia and Cerro Vanguardia in Argentina as a result of a decline in feed grades associated with agitator problems in the leach tanks, and at Geita as a result of critical plant maintenance.

AngloGold Ashanti has 21 operations in 10 countries around the world. While these operations are managed on a regional basis, they are reported on country-by-country basis.

The operations and geographical areas in which AngloGold Ashanti currently operates are shown below.



REVIEW OF OPERATIONS

AngloGold Ashanti is a global leader within the gold mining business with 21 operations on four continents and a focused, worldwide exploration program. In the process of mining for gold, by-products of silver, uranium oxide and sulfuric acid are produced.

Safety

For AngloGold Ashanti, people come first and consequently the company places the highest priority on safe and healthy practices and systems of work. AngloGold Ashanti will continue to strive to improve its safety performance across its global asset base. The 'Safety is our first value' campaign initiated in November 2007 resulted in significant improvements to safety statistics throughout 2008.

In terms of lost-time injuries, the lost-time injury frequency rate (LTIFR) per million hours worked for the year was 7.32 as compared to 8.24 in 2007, an improvement of 11 percent. Regrettably in 2008, 14 AngloGold Ashanti employees lost their lives (2007: 34 fatalities) which translates into a fatal injury frequency rate (FIFR) for the group of 0.09 per million hours worked for the year (2007: 0.21 per million hours worked).

Operational review

Total capital expenditure amounted to $1,239 million (including São Bento) (2007: $1,059 million).

Total project capital included above was just over $650 million, of which $419 million was at Boddington. The other main areas of project spend were the Mponeng VCR project ($45 million), Iduapriem $43 million (mainly the plant expansion), AngloGold Ashanti Brasil Mineração ($24 million), TauTona $21 million (mainly the below 120 level project) and Serra Grande $20 million (the main project being the plant expansion).

OPERATIONS AT A GLANCE for the year ended December 31, 2008

	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)			Total cash costs ($/oz)		
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
SOUTH AFRICA							*2,099*	*2,328*	*2,554*			
Vaal River												
Great Noligwa	1.4	2.0	2.4	7.33	7.54	8.08	330	483	615	458	404	260
Kopanang	1.6	1.8	2.0	6.82	7.24	7.01	362	418	446	348	306	291
Moab Khotsong	0.6	0.3	0.2	9.31	7.94	6.35	192	67	44	375	672	659
Tau Lekoa	1.2	1.4	1.5	3.58	3.62	3.76	143	165	176	524	473	438
Surface operations	7.9	8.0	7.2	0.36	0.49	0.49	92	125	113	446	304	283
West Wits												
Mponeng	1.9	1.9	1.9	10.02	9.50	9.93	600	587	596	248	264	238
Savuka	0.3	0.3	0.4	6.28	6.69	7.68	66	73	89	424	397	337
TauTona [(1)]	1.6	1.8	2.0	8.66	9.67	10.18	314	409	474	373	318	270
ARGENTINA												
Cerro Vanguardia (92.5 percent)	0.9	0.9	0.9	5.44	6.88	7.29	154	204	215	617	260	223
AUSTRALIA												
Sunrise Dam [(2)]	3.8	3.8	4.0	3.46	4.86	3.39	433	600	465	559	262	333
BRAZIL							*407*	*408*	*339*			
Brasil Mineraçáo [(1)]	1.4	1.4	1.1	7.62	7.48	7.60	320	317	242	322	246	207
Serra Grande (50 percent) [(1)]	0.4	0.4	0.4	7.58	7.21	7.51	87	91	97	299	264	196
GHANA							*557*	*527*	*592*			
Bibiani [(4)]	–	–	2.1	–	–	0.55	–	–	37	–	–	432
Iduapriem [(2)(3)]	3.5	2.8	3.0	1.76	1.85	1.74	200	167	167	625	497	413
Obuasi [(1)]	5.6	6.0	6.2	4.37	4.43	4.39	357	360	387	636	464	397
GUINEA												
Siguiri (85 percent) [(2)]	8.6	8.3	7.0	1.20	1.05	1.08	333	280	256	468	471	398
MALI							*409*	*441*	*537*			
Morila (40 percent)	1.7	1.7	1.7	3.08	3.36	3.88	170	180	207	424	333	266
Sadiola (38 percent)	1.6	1.6	1.8	3.42	2.76	3.22	172	140	190	401	414	268
Yatela (40 percent) [(5)]	1.1	1.2	1.3	2.66	3.46	4.12	66	120	141	621	300	241
NAMIBIA												
Navachab	1.5	1.6	1.5	1.43	1.56	1.81	68	80	86	559	475	349
TANZANIA												
Geita	4.3	5.1	5.7	1.92	2.01	1.68	264	327	308	814	627	630
UNITED STATES OF AMERICA												
Cripple Creek & Victor [(5)]	22.1	20.9	21.8	0.49	0.53	0.54	258	282	283	310	269	248
ANGLOGOLD ASHANTI							**4,982**	**5,477**	**5,635**	**465**	**367**	**321**

(1) The yield of TauTona, Brasil Mineraçáo, Serra Grande and Obuasi represents underground operations.

(2) The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.

(3) The minority shareholdings of the International Finance Corporation (10 percent) and Government of Ghana (5 percent) were acquired effective September 1, 2007, and Iduapriem is now wholly-owned by AngloGold Ashanti.

(4) The yield of Bibiani represents surface and dump reclamation in 2006. Bibiani was sold effective December 28, 2006.

(5) The yield of Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed. The remaining 33 percent interest in Cripple Creek & Victor was acquired effective July 1, 2008.

SOUTH AFRICA


West Wits operations
Mponeng
Savuka
TauTona
Vaal River operations
Great Noligwa
Kopanang
Moab Khotsong
Tau Lekoa
Surface
North West
Pretoria
Johannesburg
Carletonville
Klerksdorp
Free State
Bloemfontein
SOUTH AFRICA
Durban
East London
Port Elizabeth
Cape Town
Operations
0
400km

Location: AngloGold Ashanti's South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin. These are:

- the **Vaal River area**, near Klerksdorp and Orkney, in the North West Province and Free State, where the Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong mines are located; and
- the **West Wits area**, near Carletonville, straddling the North West Province and Gauteng, where the Mponeng, TauTona and Savuka mines are located.

Geology: The Witwatersrand Basin comprises a six-kilometer thick sequence of interbedded argillaceous and arenaceous sediments that extend laterally for some 300 kilometers north-east/south-west and 100 kilometers north-west/south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the basin is overlain by up to four kilometers of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.

Gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, generally less than two meters thick, and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralization in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates, but increasingly an epigenetic origin theory is being supported. Nonetheless, the most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

Safety: At the South African operations, the incidence of white flag days (a day on which no injuries occur) improved from two white flag days in 2007 to 40 white flag days for 2008. There were most regrettably 11 fatalities during 2008, 16 fewer than in 2007, which represent a 59 percent improvement. This resulted in a FIFR of 0.12 per million hours worked for the year, as opposed to 0.29 in 2007, which is equivalent to the Gold Mining Industry 2013 FIFR benchmark.

The LTIFR for the South African operations as a whole was 11.24 per million hours worked (2007: 12.72), indicating a significant improvement in safety performance. Other significant achievements included the first ever fatality free quarter (second quarter 2008), the longest fatality free period in history (110 days), the first time ever that four operations achieved 1,000,000 fatality free shifts within one calendar year and a period of eight consecutive fatality free months for the Vaal River operations.

The safety of AngloGold Ashanti's workforce is a priority and the roll-out of the 'Safety is our first value' continued at the South African operations. A framework on the management of safety, based on OSHAS 18001 was developed. Safety campaigns at these operations are run in collaboration with the trade unions and government representatives. Simultaneously, various safety interventions were implemented to re-emphasize the company's principles and standards regarding safety. The focus is on leadership, behavior and on improving compliance with operating standards at all levels. Key to this is ensuring that employees are competent to both perform their duties and responsibilities safely and to identify and manage hazards encountered in the workplace

Operating review

Gold production from the South African operations totaled 65,283 kilograms (2,099,000 ounces) in 2008, down 10 percent from the 72,429 kilograms (2,328,000 ounces) produced in 2007. The cause of this decline was mainly as a result of lower grades, the Eskom power outages early in the year and several safety-related stoppages during the course of the year.

Total cash costs at most of the South African operations increased from 2007, driven largely by lower production, annual wage increases and higher power tariffs.

Total uranium production for the year was 4 percent higher than the prior year at 1.3 million pounds, despite the power-related production stoppages earlier in 2008.

Capital expenditure in South Africa totaled $347 million (2007: $411 million).

• **West Wits operations**

Description: The Mponeng, Savuka and TauTona mines are situated on the West Wits Line near the town of Carletonville, straddling the border of Gauteng and North West Province. Mponeng has its own gold processing plant while the Savuka and TauTona operations share a plant.

Together, the West Wits operations collectively produced 30,498 kilograms (980,000 ounces) of gold, equivalent to 20 percent of group production compared with 33,258 kilograms (1,069,000 ounces) of gold produced in 2007.

Mponeng

Description: Mponeng is situated close to the town of Carletonville in North West Province, south-west of Johannesburg, straddling the border with the province of Gauteng, and currently mines the Ventersdorp Contact Reef (VCR) with stoping taking place at an average depth of 3,054 meters. The deepest operating stope is at a depth of 3,370 meters below surface. Given the high degree of variability in the grade of the VCR at Mponeng, a sequential grid mining method is used which allows for selective mining and increased flexibility in dealing with changes in grade ahead of the stope.

Mponeng comprises a twin-shaft system housing two vertical shafts and two service shafts. Ore mined is treated and smelted at Mponeng's gold plant. The ore is initially ground down by means of semi-autogenous milling after which a conventional gold leach process incorporating liquid oxygen injection is applied. The gold is then extracted by means of carbon-in-pulp technology. The Mponeng gold plant conducts electro-winning and smelting (induction furnaces) on products from Savuka and TauTona as well.

Geology: Two reef horizons are exploited at the West Wits operations, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 to 900 meters, owing to unconformity in the VCR. TauTona and Savuka exploit both reefs whereas Mponeng only mines the VCR. The structure is relatively simple; faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimeters to more than three meters in thickness.

Safety: The mine was awarded OHSAS 18001 certification during the year and achieved its second one million fatality-free shifts award on June 18, 2008. Safety at Mponeng improved during the year, with the LTIFR decreasing from 13.08 per million hours worked in 2007 to 11.44 in 2008. There were two fatalities during the year (2007: six) resulting in a decrease in FIFR to 0.14 per million hours worked (2007: 0.42).

Operating review: Production rose 2 percent to 18,672 kilograms (600,000 ounces) in 2008 (2007: 18,260 kilograms – 587,000 ounces) and the area mined increased marginally, largely owing to an increase in face length. Total cash costs were 6 percent lower in dollar terms at $248 per ounce compared with cash costs of $264 per ounce in 2007, a consequence of a weakening local currency.

Capital expenditure for the year totaled R707 million ($86 million) (2007: R604 million; $86 million).

Growth prospects: There are currently two growth projects under way at Mponeng.

VCR below 120 project: The project scope is to develop four declines from 120 level to the 126/127 levels to access the Ventersdorp Contact Reef. It includes the installation of the supporting infrastructure (refrigeration, backfill, equipping of the decline, etc) required to service a planned 10,000 square meters per month production plan. Development is ahead of schedule and in line with budget, and in January 2009, became the deepest mine in the world. The project is anticipated to recover 2.7 million ounces of gold at a cost of R2.03 billion ($0.2 billion). Construction began in 2007 with on reef development and the start of production scheduled for 2013 and full production due in 2015.

CLR below 120 project: Feasibility work on this project which involves accessing the Carbon Leader Reef, about 900 meters below the VCR, is in progress. Initial estimates are that it has the potential to produce 10.6 million ounces at a cost of R12.7 billion ($1.5 billion). The project is to be presented to the board for formal approval in July 2009 and, if approved, development will begin in August 2009 with production scheduled to start in 2022.

Savuka

Description Savuka is situated on the West Wits line in the province of Gauteng, approximately 70 kilometers south-west of Johannesburg. Savuka is close to the town of Carletonville in North West Province. Savuka currently mines both the CLR and the VCR.

This mining operation comprises sub- and tertiary-shaft systems with the latter reaching a depth of 3,777 meters.

Ore mined at Savuka is processed firstly at the Savuka plant. The plant uses conventional milling to crush the ore and a carbon-in-pulp circuit to treat the ore further, after which it is sent to the Mponeng gold plant where the gold is extracted by means of electro-winning and smelting.

Safety: Savuka achieved OHSAS 18001 certification during the year. There was an improvement in safety during the year with an overall LTIFR for the year of 15.20 per million hours worked compared to 25.99 in 2007. Regrettably there was one fatality at the operation in 2008.

Operating review: Production was down to 2,057 kilograms (66,000 ounces) in 2008 from 2,284 kilograms (73,000 ounces) in 2007. Volumes mined were 11 percent down on 2007 with tonnes milled down 4 percent. The effects on production of safety and power-related stoppages countered the positive effect of improved drilling, blasting and mining mix towards year-end.

Increases in total cash costs which rose by 7 percent in 2008 to $424 per ounce from $397 per ounce in 2007, were mainly due to increases in major input costs of labor, power and consumables.

Growth prospects: Exploration and drilling programs are being undertaken to determine the extent and accessibility of the extensive resource to the west of current mining activities and to identify potential mining prospects. The restructuring program instituted at Savuka over the last two years has made the mine more cost effective, thereby increasing its life of mine.

TauTona

Description: TauTona lies on the West Wits Line, just south of Carletonville in North West Province and about 70 kilometers south-west of Johannesburg. Mining at TauTona takes place at depths ranging from 2,000 meters to 3,640 meters. The mine has a three-shaft system and is in the process of converting from longwall mining to scattered grid mining.

The mine consists of a main shaft system supported by secondary and tertiary shafts. TauTona shares a processing plant with Savuka. The plant uses conventional milling to crush the ore and a carbon-in-pulp plant to treat the ore further. Once the carbon has been added to the ore, it is transported to the gold plant at Mponeng for electro-winning, smelting and the final recovery of the gold.

Safety: Safety improved overall and the LTIFR for the year was 13.46 per million hours worked (2007: 18.14) and there were four fatalities (2007: five), the major causes of which were seismicity-related rockfalls.

Operating review: Gold production declined by 23 percent to 9,769 kilograms (314,000 ounces) (2007: 12,714 kilograms; 409,000 ounces). There was a greater-than-scheduled decline in the volume of ore mined, a result of continued seismic activity in the vicinity of the CLR shaft pillar, which is being mined, and at several high-grade production panels, where production was temporarily halted during the course of the year. These seismic activities affected both face length and face advance. The increased geological risk from this seismic activity necessitated replanning regarding mine layout and mining methods. The power crisis at the beginning of the year also had negative consequences for production.

The decline in production, together with increased input and labor costs, the escalating cost of power and work stoppages contributed to a 17 percent increase in total cash costs to $373 per ounce compared with cash costs in 2007 of $318 per ounce.

Capital expenditure during 2008 amounted to R491 million ($60 million) ; (2007: $71 million).

Growth prospects: The three growth projects at TauTona are:

CLR below 120 level project is accessed via a twin-decline system down to 128 level. Production was scheduled to begin in 2009. Current estimations are that the project will produce 2.5 million ounces of gold. The project scope has been revised and limited to the development of a rock decline to 123 level. A study will be done to investigate whether the project should be resumed after a year's delay, and whether it should be operated with an owner mine team or together with a contractor. The project has total budgeted capital expenditure of R1.2 billion ($146 million) of which R620 million ($76 million) has been spent to date.

CLR shaft pillar extraction project enables stoping operations to be conducted up to a recently revised infrastructural zone of influence. Production from this project, which began in 2004 and will continue until 2009, is estimated to total more than 415,000 ounces at an average cash cost of $102 per ounce (nominal terms) during this period. Capital expenditure for this project is R281 million ($34 million) at current exchange rates, most of which has been committed.

VCR pillar project, which accesses the VCR pillar area located outside the zone of influence, began production in 2005. Development is scheduled to be completed in 2010. Total production is estimated at almost 218,000 ounces at a capital cost of R123 million ($15 million), of which R118 million ($14 million) has been spent to date.

Operating and production data for West Wits operations

	Mponeng	TauTona	Savuka
2008			
Pay limit (oz/t)	0.22	0.44	0.43
Pay limit (g/t)	7.61	15.05	14.91
Recovered grade (oz/t)	0.292	0.253	0.183
Recovered grade (g/t)	10.02	8.66	6.28
Gold production (000 oz)	600	314	66
Total cash costs ($/oz) [1]	248	373	424
Total production costs ($/oz) [1]	327	519	515
Capital expenditure ($ million)	86	60	11
Employees [2]	5,482	3,849	1,179
Outside contractors [2]	203	774	45
2007			
Pay limit (oz/t)	0.23	0.40	0.40
Pay limit (g/t)	7.83	16.11	13.72
Recovered grade (oz/t)	0.277	0.282	0.195
Recovered grade (g/t)	9.50	9.67	6.69
Gold production (000 oz)	587	409	73
Total cash costs ($/oz) [1]	264	318	397
Total production costs ($/oz) [1]	356	474	466
Capital expenditure ($ million)	86	71	9
Employees [2]	5,126	4,160	1,063
Outside contractors [2]	435	832	80
2006			
Pay limit (oz/t)	0.23	0.53	0.31
Pay limit (g/t)	7.74	18.25	10.75
Recovered grade (oz/t)	0.290	0.297	0.224
Recovered grade (g/t)	9.93	10.18	7.68
Gold production (000 oz)	596	474	89
Total cash costs ($/oz) [1]	238	270	337
Total production costs ($/oz) [1]	374	411	359
Capital expenditure ($ million)	48	70	2
Employees [2]	4,760	4,164	975
Outside contractors [2]	524	1,002	65

[1]   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

[2]   Average for the year.

- **Vaal River operations**

Description: The Great Noligwa, Kopanang, Moab Khotsong and Tau Lekoa mines are situated near the towns of Klerksdorp and Orkney on the border of North West Province and the Free State. The AngloGold Ashanti Vaal River operations have among them four gold plants, one uranium plant and one sulfuric acid plant. Combined, the Vaal River operations (including surface operations) produced 34,785 kilograms (1,119,000 ounces) of gold, equivalent to 22 percent of group production compared with 2007 production of 39,171 kilograms (1,258,000 ounces).

Great Noligwa

Description: Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney on the Free State side of the Vaal River. The Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here. This mining operation consists of a twin-shaft system and operates over eight main levels at an average depth of 2,400 meters. As from the end of June 2008, the SV4 section was transferred from Great Noligwa to Moab Khotsong.

Owing to the geological complexity of the orebody, a scattered mining method is employed. Great Noligwa has its own dedicated milling and treatment plant which applies conventional crushing, screening semi-autogenous grinding and carbon-in-leach processes to treat the ore and extract the gold.

Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the "C" Reef:

- The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.
- The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometer above the Vaal Reef.
- The "C" Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Vaal River – Summary of metallurgical operations

	West Gold Plant	East Gold Acid and Float Plant	Noligwa Gold Plant	Mispah Gold Plant	Kopanang Gold Plant
Gold plants					
Capacity (000 tonnes/month)	180	309	263	140	420
Uranium plants					
Capacity (000 tonnes/month)	–	–	263	–	–
Pyrite flotation plants					
Capacity (000 tonnes/month)	–	250	145	–	–
Sulfuric acid plants					
Production (tonnes/month)	–	7,500	–	–	–

Operating and production data for Vaal River operations

	Great Noligwa	Kopanang	Tau Lekoa	Moab Khotsong[3]
2008				
Pay limit (oz/t)	0.29	0.32	0.17	0.69
Pay limit (g/t)	10.07	11.07	5.70	23.51
Recovered grade (oz/t)	0.214	0.199	0.104	0.271
Recovered grade (g/t)	7.33	6.82	3.58	9.31
Gold production (000 oz)	330	362	143	192
Total cash costs ($/oz) [1]	458	348	524	375
Total production costs ($/oz) [1]	564	500	720	641
Capital expenditure ($ million)	26	47	18	89
Employees [2]	5,472	5,620	2,650	2,914
Outside contractors [2]	271	411	384	1,823
2007				
Pay limit (oz/t)	0.34	0.36	0.16	1.52
Pay limit (g/t)	11.69	12.18	5.39	52.12
Recovered grade (oz/t)	0.220	0.211	0.106	0.232
Recovered grade (g/t)	7.54	7.24	3.62	7.94
Gold production (000 oz)	483	418	165	67
Total cash costs ($/oz) [1]	404	306	473	672
Total production costs ($/oz) [1]	513	400	752	1,254
Capital expenditure ($ million)	37	52	16	89
Employees [2]	5,908	5,470	2,506	1,986
Outside contractors [2]	726	465	345	1,548
2006				
Pay limit (oz/t)	0.28	0.32	0.14	1.50
Pay limit (g/t)	9.57	10.92	4.85	51.44
Recovered grade (oz/t)	0.236	0.204	0.110	0.185
Recovered grade (g/t)	8.08	7.01	3.76	6.35
Gold production (000 oz)	615	446	176	44
Total cash costs ($/oz) [1]	260	291	438	659
Total production costs ($/oz) [1]	374	377	693	1,136
Capital expenditure ($ million)	49	41	11	83
Employees [2]	5,883	5,360	2,514	1,539
Outside contractors [2]	696	455	379	1,365

(1)   *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

(2)   *Average for the year.*

(3)   *Commercial production commenced on January 1, 2006.*

Safety: Great Noligwa achieved OHSAS 18001 certification during the year and received its tenth one million fatality-free shifts award on September 25, 2008. Safety as measured by the LTIFR deteriorated slightly. The LTIFR for the year was 14.66 per million hours worked (2007: 14.46). There was regrettably one fatality in 2008, caused by a mud-rush (2007: two), which is a 50 percent improvement year-on-year to give an FIFR of 0.07, as compared to 0.11 in 2007.

Operating review: Production declined by 32 percent to 10,268 kilograms (330,000 ounces) in 2008 from 15,036 kilograms (483,000 ounces) in 2007 while tonnes mined decreased by 34 percent. The fall in production was largely attributable to the transfer of the high-grade SV4 section to Moab Khotsong from where it can be more easily accessed. Power savings initiatives during the first quarter of the year and safety stoppages further contributed to the decline in production.

The overall unit cash cost for the year rose by 13 percent to $458 per ounce (2007: $404 per ounce). This increase in costs was the result of lower production volumes and inflationary pressures on the major input costs of power, labor, support and stores. This was offset by an increase in uranium by-product credits as a result of improved production and the cancellation of loss-making uranium contracts.

Capital expenditure totaled R213 million ($26 million) compared to R261 million ($37 million) in 2007.

Growth prospects: As the operation ages, Great Noligwa is in the process of converting from conventional scattered mining to pillar or remnant mining for the remainder of its operational life. Up until now the Vaal Reef has been the most economically viable reef to mine, but as this reef is being mined out, the less economical Crystalkop Reef is being exploited increasingly as are the economically viable support pillars containing the Vaal Reef within the mine's boundaries.

Kopanang

Description: Kopanang adjoins Great Noligwa and is located close to the town of Orkney on the Free State side of the Vaal River. The major reef mined at Kopanang is the Vaal Reef, while a secondary reef, the Crystalkop Reef, is mined on a smaller scale. Mining operations are conducted at depths ranging from 1,350 meters to 2,240 meters.

The Kopanang operation comprises a single shaft system. Given the geologically complex orebody occurring at Kopanang, a scattered mining method is used with the orebody being accessed mainly via footwall tunneling, raised on the dip of the reef and stoped on strike. Kopanang has a gold processing plant that uses both conventional semi-autogenous grinding and carbon-in-pulp technology. There are two streams of ore into the plant, one of which is fed mainly by Vaal Reef ore while the other is fed exclusively by Ventersdorp Contact Reef ore from Tau Lekoa.

Safety: The mine retained its OHSAS 18001 certification during the year. There was an improvement in safety performance during 2008 with a reported LTIFR for the year of 12.86 per million hours worked (2007: 13.10) and FIFR of 0.14 (2007: 0.22). There were two fatalities, one caused by a tramming accident and the other a fall of ground. Kopanang also received its eighth one million fatality-free shifts award on November 11, 2008. Seven one million fatality-free shifts have been achieved in the past eight years.

Operating review: Gold production in 2008 decreased to 11,244 kilograms (362,000 ounces), 14 percent less than in 2007 13,013 kilograms (418,000 ounces). Lower volumes mined (11 percent down) coupled with a 6 percent fall in grade to 6.8g/t were the major contributions to the production decline. Power outages during the first quarter coupled with related work stoppages contributed to the decline in volumes mined.

Total cash cost increased on 2007 from $306 per ounce by 14 percent to $348 per ounce as a result of the reduced production and increases in the prices of major input costs at rates higher than the CPI.

Growth prospects: A new waste washing plant is planned for 2009. The plant will upgrade the quality of the fines to be added to the Kopanang stream as well as that of the tonnes to be sent to the plant at Great Noligwa for uranium extraction.

The orebody to the west of Kopanang's current mining area is being drilled which, if it proves viable, will extend the life of mine.

Tau Lekoa

Description: Tau Lekoa is one of four mining operations in the Vaal River area. It is close to the town of Orkney on the North West Province side of the Vaal River. Unlike the other Vaal River operations, the major reef mined at Tau Lekoa is the Ventersdorp Contact Reef. Mining operations are conducted at depths ranging from 800 meters to 1,743 meters, making this one of the shallower AngloGold Ashanti mines in South Africa.

The Tau Lekoa operation comprises a twin-shaft system. Because of the geologically complex orebody occurring at Tau Lekoa, a scattered mining method is used with the orebody being accessed via footwall tunneling while stoping takes place on strike. There are currently seven shaft levels with an average of 70 panels in operation. Tau Lekoa employs hydro-electric power as its primary source of energy.

Ore mined by Tau Lekoa is processed and treated in preparation for gold extraction at the Kopanang gold plant.

Safety: The mine achieved OHSAS 18001 certification during the year. Safety as measured by the rate of lost time injuries improved to 16.57 per million hours worked compared to 19.07 in 2007. There were no fatalities at Tau Lekoa in 2008.

Operating review: Production declined as planned by 13 percent to 4,444 kilograms (143,000 ounces) in 2008 from 5,137 kilograms (165,000 ounces) in 2007. This is largely attributable to a 12 percent decline in volumes mined which were affected by the power outages during the first quarter of 2008 and by safety related stoppages throughout the year.

Total cash costs rose 11 percent to $524 per ounce in 2008 compared with $473 per ounce the previous year, largely owing to reduced production and inflationary pressures on input costs.

Capital expenditure for the year totaled R146 million ($18 million) (2007: R113 million; $16 million).

Growth prospects: On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from January 1, 2010 (or after), the Tau Lekoa mine to Simmer & Jack Mines Limited.

Moab Khotsong

Description: Moab Khotsong, the newest of AngloGold Ashanti's South African operations, began commercial production in January 2006. Located south and south-east of Great Noligwa and Kopanang in the Free State province, Moab Khotsong was developed to exploit the Vaal Reef. The first phase of this operation included the development of a main shaft system, a subsidiary ventilation shaft and three main production levels to between 2,600 meters and 3,054 meters below surface.

Given the known geological complexity of the Vaal Reef, a scattered mining method has been employed with haulages, cross cuts and raises pre-developed in a grid system.

Safety: Moab Khotsong achieved OHSAS 18001 certification during the year and received a one million fatality-free shifts award on July 21, 2008. Safety performance improved overall at Moab Khotsong which had an LTIFR for the year of 11.98 per million hours worked (2007: 13.48). There was one fatality in 2008 compared with five in 2007.

Operating review: Production continued to ramp-up with 5,965 kilograms (192,000 ounces) being produced in 2008 (2007: 2,081 kilograms; 67,000 ounces). Of this, 2,194 kilograms (71,000 ounces) were produced in the fourth quarter alone. Great Noligwa's SV4 section was transferred to Moab Khotsong at the end of June 2008, contributing 2,433 kilograms (77,000 ounces) for the six-month period July to December 2008. Moab Khotsong is scheduled to reach full annual production of 13,575 kilograms (436,000 ounces) in 2011. Development of Moab Khotsong was completed by December 2007 at a total cost of R4,193 million ($599 million at an average exchange rate of R7/$).

The values mined and volumes treated increased by 29 percent and 145 percent respectively. This was mainly due to the ramp up and transfer of Great Noligwa's SV4 section to Moab Khotsong.

Total cash cost reduced by 44 percent to $375 per ounce compared to $672 per ounce the previous year. Unit costs were positively affected by the higher level of production, which helped to offset higher labor and power costs.

Capital expenditure for the year totaled R736 million ($89 million) (2007: R628 million; $89 million).

Growth prospects: A study is underway on the optimal extraction of the orebody within the lower mine area of Moab Khotsong focusing on the main, higher-value portion. The aim is to create as continuous a mine as possible, understanding that the window of opportunity for seamless integration has largely passed.

ARGENTINA

AngloGold Ashanti has one gold mine in Argentina, Cerro Vanguardia. The company owns the right to exploit the deposit up to 2036 based on the Usufruct Agreement signed in December 1996.

Description: AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia with Formicruz (the province of Santa Cruz) owning the remaining 7.5 percent. Located to the north-west of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is produced as a by-product.

Ore is processed at the metallurgical plant which has a capacity of 2,800 tonnes per day and includes a cyanide recovery plant. Technology at the plant is based on conventional leaching process in tanks and carbon-in-leach with a tailings dam incorporated in a closed circuit. The final recovery of gold and silver is achieved through a Merryl Crowe Method with metallic zinc.

Geology: The oldest rocks in this part of Patagonia are metamorphics of the Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens and are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions.



Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000 square kilometers. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold bearing veins at Cerro Vanguardia. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.

Gold and silver mineralization at Cerro Vanguardia occurs within a vertical range of about 150 to 200 meters in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing - one set strikes about N40W and generally dips 65 to 90 degrees to the east; while the other set strikes about N75W and the veins dip 60 to 80 degrees to the south.

The veins are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms: as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidized to limonite. The veins show sharp contacts with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralized and appear to have been cut by a sequence of north-east-trending faults that have southerly movement with no appreciable lateral displacement.

Safety: Safety at Cerro Vanguardia deteriorated during the year. The LTIFR for 2008 was 3.98 per million hours worked compared to 3.34 in 2007. As in 2007, there were no fatalities. Corrective action was taken during 2008 to improve safety performance that included conducting safety awareness workshops for the managers responsible for operational safety, and for supervisors and contractors.

Operating review: Attributable gold production decreased by 25 percent to 154,000 ounces in 2008 from 204,000 ounces for 2007. This decline was mostly as a result of intermittent plant breakdowns that resulted in reduced tonnage throughput and poor grade recovery due to unexpected changes in soil composition. Management changes were implemented resulting in improved plant availability and recovered grade in the latter part of the year.

In 2008, total cash costs rose to $617 per ounce from $260 per ounce in 2007, reflecting chiefly reduced volumes mined and lower grades as well as lower gold and silver production due to periodic plant breakdowns. Additional factors affecting costs were increases in the cost of mining supplies, a function of the inflationary impact of higher commodity prices and higher maintenance costs (due to an extension on the useful life of some mine equipment), as well as an increase in workforce/contractor costs and a decrease in by-product credits resulting from lower silver sales.

Capital expenditure for the year amounted to $16 million (2007: $20 million).

Growth prospects: The four-year brownfields exploration program entered its third year in 2008. The focus of the program is to extend the life of mine and to delineate the shallow, high-grade Mineral Resource.

During 2009, Cerro Vanguardia will start the study on underground mining of the current high-grade and highstripping ratio open-pit reserves. This project will allow Cerro Vanguardia to reduce the stripping ratio from 25:1 to around 15:1, improve the capital efficiency of the current operation and optimize the feed grade. Development is estimated to start during 2009 with production scheduled to begin in 2010. This mining method at Cerro Vanguardia is estimated to produce approximately 560,000 ounces of gold and 6.3 million ounces of silver.

During 2009, the heap-leach study, investigating the treatment of the low-grade resources at Cerro Vanguardia by a small, heap-leaching operation, will be reviewed and updated. This update will also consider synergies with the new underground mining project. The heap-leach project will increase Cerro Vanguardia's gold production by around 25,000 ounces of gold annually, if approved.

Operating and production data for Cerro Vanguardia

	2008	2007	2006
Pay limit (oz/t)	0.19	0.18	0.13
Pay limit (g/t)	6.39	3.48	4.56
Recovered grade (oz/t)	0.159	0.201	0.213
Recovered grade (g/t)	5.44	6.88	7.29
Gold production (000 oz) 100 percent	166	220	232
Gold production (000 oz) 92.50 percent	154	204	215
Total cash costs ($/oz) [1]	617	260	223
Total production costs ($/oz) [1]	747	358	372
Capital expenditure ($ million) 100 percent	16	20	19
Capital expenditure ($ million) 92.50 percent	15	18	18
Employees [2]	756	708	623
Outside contractors [2]	316	309	283

(1)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2)   Average for the year.

AUSTRALIA


Darwin
AUSTRALIA
Western Australia
Laverton
Kalgoorlie
Perth
Boddington
Tropicana
Sunrise Dam
Adelaide
Brisbane
Sydney
Canberra
Melbourne
Tasmania
Operations
0
800km

AngloGold Ashanti's three assets in Australia are the Sunrise Dam gold mine, and the Boddington and Tropicana joint venture projects. In 2008, production from Sunrise Dam was 433,000 ounces, a decline of 28 percent from 2007 and equivalent to 9 percent of group production for the year.

At year-end ownership of these assets, all in the state of Western Australia was as follows:

The **Sunrise Dam** gold mine which is 100 percent owned by AngloGold Ashanti and currently the only producing AngloGold Ashanti operation in Australia.

The **Boddington** project, a joint venture between AngloGold Ashanti (33.33 percent) and Newmont Mining Corporation (66.67 percent).

The **Tropicana** project, a joint venture between AngloGold Ashanti (70 percent) and Independence Group NL (30 percent).

Sunrise Dam

Description: The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220 kilometers north-east of Kalgoorlie and 55 kilometers south of Laverton. The mine consists of a large open pit, which is now in its twelfth year of operation, and an underground mine, which began producing in 2003. Mining at both operations is conducted by contractors and the ore mined is treated in a conventional gravity and carbon-in-leach processing plant which is owner-managed.

Geology: Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Safety: While no fatalities were recorded, there was a slight deterioration in the rate of lost-time injuries. The LTIFR for the year was 1.83 (2007: 2.63).

Operating review: Production decreased by 28 percent to 433,000 ounces (2007: 600,000 ounces) in line with expectations as mining of the high-grade ore in the base of the Mega Pit was completed. Mill feed comprised stockpiled ore and approximately 73,000 ounces of gold production was sourced from the underground mine where 2,107 meters of underground capital development and 6,661 meters of operational development were completed. A total of 41,417 meters of diamond drilling was also completed. Processing plant throughput in 2008 was 3.8 million tonnes, equal to throughput in 2007.

The conversion of the mine's diesel power station to liquefied natural gas (LNG) was delayed by an explosion at the Varanus Island gas production installation and the LNG facility will begin operation in the first quarter of 2009.

Total cash costs increased by 113 percent in US dollar terms to $559 per ounce from $262 per ounce in 2007. Cash costs were impacted by significantly higher input costs, specifically for fuel and labor, during the year and by lower production.

Capital expenditure for the year amounted to A$23 million ($19 million) (2007: A$35 million ($30 million)).

Growth prospects: The main open pit (the Mega Pit), with a final depth of 440 meters was completed during 2008. A cutback of the north wall of the open pit is underway and is scheduled for completion in mid-2010. Ore from the cutback will be blended with stockpiled ore and ore from the underground mine.

Successful exploration and advances in geological understanding have resulted in further growth in underground reserves which increased to 1.01 million ounces (after depletion). Total reserves (after depletion) at the mine at year-end were 1.9 million ounces.

Operating and production data for Sunrise Dam

	2008	2007	2006
Pay limit (oz/t)	0.09	0.06	0.05
Pay limit (g/t)	2.79	1.76	1.64
Recovered grade (oz/t)[2]	0.101	0.142	0.099
Recovered grade (g/t)[2]	3.46	4.86	3.39
Gold production (000 oz)	433	600	465
Total cash costs ($/oz)[1]	559	262	333
Total production costs ($/oz)[1]	665	345	406
Capital expenditure ($ million)	19	30	24
Employees[3]	77	102	99
Outside contractors[3]	333	255	283

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*
(2) *Open-pit operations.*
(3) *Average for the year.*

Boddington **(attributable 33.33 percent)**

Description: Boddington is located 130 kilometers south-east of Perth in Western Australia. The original, predominantly oxide open-pit operation was closed at the end of 2001. Construction of the Boddington Expansion Project, which will mine the extensive basement reserves beneath the oxide pits, was approved in March 2006 and was well advanced by year-end.

Geology*:* Boddington is located in the Saddleback Greenstone Belt, a northwest-trending fault-bounded silver of greenstones about 50 kilometers long and eight kilometers wide within the Archaean Yilgarn Craton. The Boddington resource is located within a six kilometer strike length and consists of felsic to intermediate volcanics and related intrusives. The resource is subdivided into Wandoo South and Wandoo North. Wandoo South is centered on a composite diorite stock with five recognizable intrusions. Wandoo North is dominated by diorites with lesser fragmental volcanic rocks.

Operating review and growth prospects: Development of the expansion project was approximately 88 percent complete at year-end, with AngloGold Ashanti contributing $419 million towards capital costs in 2008. Subsequent to the financial year-end, AngloGold Ashanti announced the sale of its 33.33 percent stake in Boddington to the Newmont Mining Corporation.

Operating and production data for Boddington

	2008	2007	2006
Pay limit (oz/t)	–	–	–
Pay limit (g/t)	–	–	–
Recovered grade (oz/t)	–	–	–
Recovered grade (g/t)	–	–	–
Gold production (000 oz) 100 percent	–	–	–
Gold production (000 oz) 33.33 percent	–	–	–
Total cash costs ($/oz) [1]	–	–	–
Total production costs ($/oz) [1]	–	–	–
Capital expenditure ($ million) 100 percent	1,257	747	180
Capital expenditure ($ million) 33.33 percent	419	249	60
Employees [2]	92	37	12
Outside contractors [2]	696	387	85

(1)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2)   Average for the year.

Tropicana

Description: The Tropicana Joint Venture comprises more than 13,000 square kilometers of tenements stretched along more than 300 kilometers of the ancient collision zone between the Yilgarn Craton and the Albany Fraser Province in Western Australia. The Tropicana Gold Project is located 330 kilometers east-north-east of Kalgoorlie within the northern part of the joint venture area. AngloGold Ashanti holds a 70 percent interest in the Tropicana JV and Independence Group NL holds a 30 percent interest.

Geology: The Tropicana deposit comprises two known mineralized zones, the Tropicana zone to the north and Havana zone to the south. Together the known mineralized zones define a system that extends over a 4 kilometer strike length. The lenses have been tested to a vertical depth of 350 meters to 400 meters, and are open down dip. The Tropicana and Havana zones are grossly "stratiform" within the preferred gneissic host sequence. Havana zone consists of multiple stacked lenses, whereas Tropicana comprises one main mineralized lens.

Operating review and growth prospects: The pre-feasibility study on the Tropicana Gold Project began in June 2007. The study, which focuses on the Tropicana and Havana zones, is scheduled for completion in the second quarter of 2009.

The emphasis of drilling at the Tropicana Gold Project has been to increase the confidence of the resource estimate, which has increased by almost 1 million ounces.

Metallurgical testwork and engineering studies have determined that the preferred plant configuration is a conventional carbon-in-leach circuit. Energy efficiency is an important consideration for the project with studies focused on assessment of the optimal crushing and grinding circuit, which will include energy-efficient high-pressure grinding rolls. A wide range of processing rates of up to 7.5 million tonnes per annum have been evaluated. Further pre-feasibility study level work is being undertaken to optimize mine planning and scheduling as a result of the increase in resources. A comprehensive review of electrical power options is in progress with the objective of achieving low operating costs. Diesel, gas, electrical grid reticulation and solar thermal power are being evaluated.

Extensive baseline environmental studies for the project have been substantially completed with formal submission of major Environmental Impact Assessment documents scheduled for early 2009. It is anticipated full environmental permitting of the project will take approximately 12 months to complete. Regional exploration continues on the greater tenement package.

BRAZIL

The two AngloGold Ashanti assets in Brazil are AngloGold Ashanti Brasil Mineração and Serra Grande. In 2008, these operations together produced an attributable 407,000 ounces of gold, equivalent to 8 percent of group production. (2007: an attributable 408,000 ounces of gold, equivalent to 7 percent of group production).

AngloGold Ashanti Brasil Mineração

Description: The wholly-owned AngloGold Ashanti Brasil Mineração (Brasil Mineração) complex is located in south-eastern Brazil in the state of Minas Gerais, close to the city of Belo Horizonte, in the municipalities of Nova Lima, Sabará and Santa Bárbara. Ore is sourced from the Cuiabá underground mine, and then processed at the Cuiabá and Queiroz plants, and from the Córrego do Sítio heap-leach operation.

Geology: The area in which Brasil Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well



as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes. The host to the gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at Sabara Municipality, has gold mineralization associated with sulfides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralization with a common association between large-scale shear zones and their associated structures. Where BIF is mineralized the ore appears strongly stratiform due to the selective sulfidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

The controlling mineralization structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at Brasil Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralization is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulfide mineralization consists of pyrrhotite and pyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralization. Wallrock alteration is typically carbonate, potassic and silicic.

Brazil – Summary of metallurgical operations

	AngloGold Ashanti Mineração		Serra Grande
	Cuiabá	**Raposos**	
Gold plants			
Capacity (000 tonnes/month)	135	26	66
Current throughput	112	Shut down	

Safety: Safety levels deteriorated during the course of the year with the LTIFR at 3.06 per million hours worked in 2008 as opposed to 2.30 in 2007. A safety program to restore former levels of safety performance and renew awareness of the importance of working safely among employees has been put in place. There were no fatalities in 2008.

Operating review: Gold production for 2008, supported mainly by the Cuiabá mine, where the expansion project has been completed, and the Córrego do Sítio mine, was almost unchanged in line with expectations at 320,000 ounces (2007: 317,000 ounces).

From an operating perspective, the development rate at Cuiabá improved as planned with a focus on greater mine flexibility. Strategic action was taken to enhance long-term performance at Cuiabá and extend its life of mine. This included increasing the backfill rate to the mine, re-structuring the maintenance program and reviewing maintenance contracts, as well as implementing a management strategy focusing on cost optimization in 2009. Also introduced were new preventive controls and the monitoring of geotechnical conditions and the stability of the hanging-wall in particular. All of these actions are aimed at consolidating a sustainable long-term rate of production.

Total cash costs rose by 31 percent from $246 per ounce in 2007 to $322 per ounce in 2008. Higher costs were largely a result of the appreciation of the local Brazilian currency (the real) against the US dollar and higher inflation on materials, services and maintenance costs, partially offset by the better price received for sulfuric acid by-product.

Capital expenditure for the year totaled $69 million, significantly lower than the $117 million spent in 2007 given the completion of the Cuiabá Expansion Project.

Growth prospects: The Córrego do Sítio Underground Sulfide Project continues and will exploit the sulfide resources of the Córrego do Sítio underground orebodies, namely Cachorro Bravo, Laranjeiras and Carvoaria Velha. The project estimates production of 90,000 ounces of gold annually from a total of 5.4 million tonnes of ore milled. Full production is scheduled to begin in 2012.

The development of a ramp and exposure of the Cachorro Bravo and Laranjeiras orebodies continues as does the access drives to the Carvoaria Velha orebody. Exposure of the Laranjeira orebody, to increase the extent of the mineable resources, has commenced. Trial mining on the Cachorro Bravo orebody is in progress and operational mining parameters for the feasibility study are being confirmed. Two mine methods are being tested: sub-level stoping and cut-and-fill mining. The metallurgical process is being confirmed and indications are that pressure oxidation via autoclaves will be the best option given the characteristics of the ore.

In December 2008, AngloGold Ashanti acquired the São Bento mine, a Brazilian gold mining operation that was wholly-owned by Eldorado Gold Corporation and held in São Bento Mineração S.A., an indirect, wholly-owned subsidiary of Eldorado. The São Bento mine is situated in the vicinity of the Córrego do Sítio mine, in the municipality of Santa Bárbara in the Iron Quadrangle region of Minas Gerais State. This acquisition will double the scale and enhance the feasibility of the Córrego do Sítio Project, thus enhancing the dominant position of AngloGold Ashanti as a gold producer in Brazil's Iron Quadrangle.

During 2008, development at the Lamego Project which explores the orebodies on the Lamego property close to the Cuiabá mine, totaled 4,063 meters. Lamego is expected to produce approximately 345,000 ounces of gold over nine years from 2.14 million tonnes of milled ore. Production is scheduled to start in mid-2009. Given the same elliptical structure and the project's proximity to Cuiabá, ore mined here will be treated at the Cuiabá plant – this was factored into the recently completed expansion project at Cuiabá.

The Raposos Project explores the re-opening of the Raposos mine that was suspended in 1998 when the gold price was less than $300 per ounce. The existing underground and surface infrastructure at Raposos Mine was reviewed and new technical recommendations made on adapting the existing facilities to the new requirements. The project is based on the ore resources defined in the mine evaluation block between mine levels 34 and 44, totalling 2 million tonnes at 7g/t Au with 530,000 ounces of gold content. The ore mined here will be processed using idle capacity at the Queiroz plant. A feasibility study is being prepared for submission to the board for approval during 2009. Production is expected to begin in 2011 with development activities progressing from 2009 and 2010.

Operating and production data for Brasil Mineração

	2008	2007	2006
Pay limit (oz/t)	0.15	0.13	0.09
Pay limit (g/t)	5.16	3.50	3.10
Recovered grade (oz/t) [(1)]	0.222	0.218	0.222
Recovered grade (g/t) [(1)]	7.62	7.48	7.60
Gold production (000 oz)	320	317	242
Total cash costs ($/oz) [(2)]	322	246	207
Total production costs ($/oz) [(2)]	450	360	301
Capital expenditure ($ million)	69	117	168
Employees [(3)]	1,954	1,814	1,546
Outside contractors [(3)]	1,033	1,620	2,065

(1)   Recovered grade represents underground operations.

(2)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(3)   Average for the year.

Serra Grande **(attributable 50 percent)**

Description: Serra Grande is located in central Brazil, in the state of Goiás, five kilometers from the city of Crixás. AngloGold Ashanti and the Kinross Gold Corporation are joint partners in this operation. In terms of the shareholders' agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande.

Serra Grande comprises two underground mines, Mina III and Mina Nova, an open pit at Mina III, and a new mine named Palmeiras where the main ramp development began in May 2008 and production is anticipated during 2009. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is being expanded from about 818,000 tonnes annually to 1.150 million tonnes annually. This expansion is expected to be completed by mid-2009.

Geology: The deposits occur in the Rio Vermelho and Ribeirão das Antes Formations of the Archaean Pilar de Goia's Group which together account for a large proportion of the Crixás Greenstone Belt in central Brazil.

The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralization is associated with massive sulfides and vein quartz material associated with graphitic and sericitic schists and dolomites. The oreshoots plunge to the north-west with dips of between 6 and 35 degrees. The stratigraphy is overturned and thrusts towards the east.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident.

The Crixás greenstone belt comprises a series of Archaean to Palaeoproterozoic metavulcanics, metasediments and basement granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (D1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-ductile regime. D1 thrusting developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main Crixás orebodies are adjacent to a major north-north-west structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in zones of foreland thrust flats. Fluid alteration also diminished to the west away from the main fault corner. A series of concealed east-west to north-west-south-east basement block faults may have provided secondary fluid migration, and development of early anti-formal warps in the thrust sheets; these structures probably define the quasi-regular spacing of significant mineralization within the belt. The D1 thrust stack was gently folded by non-cylindrical folds. Gold mineralizing fluids probably migrated during this event, with similar south-south-west to north-north-east migration, and focusing on bedding slip during folding. Gold mineralization became minor and dispersed to the north and east along the formal thrust flat zone. Concentrations of gold along the case of quartz vein may be due to the damming of fluids migrating upward along layering.

Safety: There was an improvement in safety regarding lost-time injuries during the course of the year with an LTIFR of 1.72 per million hours worked compared with 2.47 in 2007. Unfortunately, there was one fatality in the first quarter of the year (2007: one), a result of an incident involving a truck, which gives a FIFR of 0.43 per million.

Operating review: Attributable production of 87,000 ounces in 2008 represents a decrease of 5 percent from the 91,000 ounces produced in 2007. This was chiefly due to the lower tonnage of ore treated at the underground operation. Palmeiras Mine has a resource of 207,000 ounces and is expected to start operating in 2009 with average annual production of 16,000 ounces from 2010.

Total cash costs increased by 13 percent to $299 per ounce (2007: $264 per ounce), again largely due to reduced production, the appreciation of the Brazilian real and inflation, which affected the cost of power, labor, fuel and maintenance services.

Capital expenditure amounted to $41 million, (attributable: $20 million) from $24 million spent in 2007 (attributable : $12 million).

Growth prospects: An aggressive brownfields exploration campaign at Serra Grande aims to increase reserves and resources in and around Mina III and Mina Nova. In 2008, there was an increase in resources and reserves at Serra Grande with the discovery last year of the Pequizão orebody that is located between Mina Nova and Mina III. In 2008, exploration activities focused on evaluating the Pequizão strike and down-plunge extension as well as on investigating the continuity of Palmeiras, Orebody V and Mina Nova.

Operating and production data for Serra Grande

	2008	2007	2006
Pay limit (oz/t)	0.16	0.14	0.09
Pay limit (g/t)	5.61	3.90	3.24
Recovered grade (oz/t)	0.221	0.210	0.219
Recovered grade (g/t)	7.58	7.21	7.51
Gold production (000 oz) 100 percent	174	182	194
Gold production (000 oz) 50 percent	87	91	97
Total cash costs ($/oz) [1]	299	264	196
Total production costs ($/oz) [1]	402	374	278
Capital expenditure ($ million) 100 percent	41	24	17
Capital expenditure ($ million) 50 percent	20	12	8
Employees [2]	725	654	609
Outside contractors [2]	383	264	208

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

GHANA



The two AngloGold Ashanti operations in Ghana, Obuasi and Iduapriem, had combined total attributable production of 557,000 ounces, equivalent to approximately 11 percent of group production, for the 2008, compared with an attributable production of 527,000 ounces, equivalent to approximately 10 percent of group production in 2007.

Obuasi

Description: Obuasi, which is wholly-owned by AngloGold Ashanti, is located in the Ashanti region of southern Ghana, approximately 80 kilometers from Kumasi. It is primarily an underground mine operating at depths of 1,500 meters, although some surface mining does occur. Three treatment plants process the ore: a sulfide plant treats the ore from underground, a tailings plant undertakes tailings reclamation and an oxide plant is used to batch treat remnant open-pit ore and stockpiles.

Geology: The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometers in a north-east/south-west trend in south-western Ghana. Obuasi mineralization is shear-zone related and there are three main structural trends hosting gold mineralization: the Obuasi trend, the Gyabunsu trend and the Binsere trend.

Two main ore types are mined:
- quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulfides such as iron, zinc, lead and copper. The gold particles are generally fine-grained and occasionally are visible to the naked eye. This ore type is generally non-refractory; and
- sulfide ore which is characterized by the inclusion of gold in the crystal structure of a sulfide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulfide ore is generally refractory.

Ghana – Summary of metallurgical operations

	Obuasi Sulfide Treatment Plant	Obuasi Tailings Treatment Plant	Obuasi Oxide Treatment Plant	Bibiani	Iduapriem
Gold plants					
Capacity (000 tonnes/month)	200	200	150	225	375

Safety: Regrettably there were two fatalities during the year (2007: four), one caused by an accident involving a fall of ground and one by an accident involving machinery. The LTIFR for the year improved to 2.10 per million hours worked, from 2.72 in 2007. The FIFR also improved to 0.10 in 2008 from the previous 0.19 per million hours worked in 2007.

The process to obtain OHSAS 18001 accreditation for Obuasi was completed in December 2008 after a successful certification audit.

Operating review: The marginal decline of less than 1 percent in annual production from 360,000 ounces in 2007 to 357,000 ounces in 2008 was a result of a decrease in underground volumes and the grade mined, as well as unscheduled work stoppages at the plant for repairs and maintenance to the ball mill during the year. Water quality issues affected mill tonnages twice during the year and were exacerbated by the delay in the commissioning of the tailings sulfide plant to mid-2009. However production did improve as the year progressed, particularly in the second half of the year as the results of the short-term turnaround project at Obuasi became apparent. Development meters increased, contributing to greater mining flexibility which delivered a greater throughput of tonnes and improved grades in the second half of the year. Following plant maintenance around mid-year and the commissioning of a larger regrind mill, metallurgical recoveries did improve in the second half of the year – although overall these too were marginally down on the year.

The 37 percent increase in total cash costs from $464 per ounce in 2007 to $636 per ounce in 2008 was due primarily to inflationary pressures resulting in substantial increases in power tariffs, contractor costs and the price of fuel and reagents over the year, as well as higher royalty payments.

Capital expenditure totaled $112 million in 2008 (2007: $94 million).

Growth prospects: While Obuasi is currently a focus of the short-term business turnaround plan, it is also an initial target of the group's longer-term business improvement plan, the aim of which is sustained improvements to operational performance and efficiencies. At Obuasi in particular, this strategy aims to increase development meters, which are essential to mining flexibility, to improve the volumes processed and recovered by the sulfide plant by enhancing the grinding and flotation functions, to increase productivity and to improve maintenance. The aim is to increase monthly ore production by 35 percent, grade to 7g/t by the end of 2009 and metallurgical recoveries at the sulfide plant to approximately 83 percent by mid-2009. The number of areas being mined will be consolidated to 10 (from 14) and development meters increased so as to ensure 18 months of reserves. In addition, high speed development crews will be used to target selected areas. Changes to the mining method include a preference for longitudinal mining and increasing the stope length to a maximum of 70 meters.

Operating and production data for Obuasi

	2008	2007	2006
Pay limit (oz/t) [1]	0.29	0.28	0.229
Pay limit (g/t)	9.35	8.49	7.13
Recovered grade (oz/t) [1]	0.127	0.129	0.128
Recovered grade (g/t)	4.37	4.43	4.39
Gold production (000 oz)	357	360	387
Total cash costs ($/oz) [2]	636	464	397
Total production costs ($/oz) [2]	863	739	638
Capital expenditure ($ million)	112	94	91
Employees [3]	4,259	4,672	5,629
Outside contractors [3]	1,463	1,554	2,210

(1)   Pay limits and recovered grade refer to underground ore resources.
(2)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(3)   Average for the period.

Iduapriem

Description: Iduapriem comprises two properties, Iduapriem and Teberebie. The Iduapriem mine is situated in the western region of Ghana, some 70 kilometers north of the coastal city of Takoradi and 10 kilometers south-west of Tarkwa. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.

Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

Safety: Despite the heightened focus on training and education, safety performance deteriorated during the year. The LTIFR was 1.63 per million hours worked (2007: 0.46). There were no fatalities. Iduapriem achieved OHSAS 18001 certification in January 2008 after a successful certification audit.

Operating review: Despite the decline in grade mined, attributable production increased from 167,000 ounces in 2007 to 200,000 ounces in 2008. Crushed tonnage improved significantly by 26 percent mainly due to commissioning of the Scats crusher in the first quarter of 2008 and a marked improvement in blast fragmentation, assisting throughput in the second half of the year, despite problems experienced in the first and third quarter with mill gearbox and crusher component failures. Recovered grade declined by 5 percent mainly due to a reduced head grade and lower recoveries during the first half of the year. Mechanical upgrading of the hydraulic flow path in the leach section improved residence time and recoveries during the fourth quarter.

Total cash costs at $625 per ounce increased by 26 percent from 2007 total cash costs of $497 per ounce as a result of substantial increases in power tariffs during the second half of the year, higher royalty payments and contractor costs, and a surge in the price of fuel and consumables.

Capital expenditure for the year amounted to $54 million (attributable 2007: $23 million), spent primarily on the advancement of the plant expansion project. Due to delays experienced in the delivery of long-lead critical items, project commissioning, originally scheduled for the fourth quarter of 2008, has been postponed to the first quarter of 2009.

Growth prospects: While the mine has limited growth prospects on surface, the recent surge in the gold price has led to renewed interest in evaluating the considerable low-grade Mineral Resources of other properties lying in the Tarkwaian conglomerates that extend below the economic limits of the existing pits. Additional drilling to give more confidence to existing data has been scheduled for 2009 and the scoping study will subsequently be progressed to the pre-feasibility stage.

Operating and production data for Iduapriem

	2008	2007[4]	2006
Pay limit (oz/t)	0.04	0.06	0.05
Pay limit (g/t)	1.43	1.66	1.60
Recovered grade (oz/t) [1]	0.051	0.054	0.051
Recovered grade (g/t) [1]	1.76	1.85	1.74
Gold production (000 oz) 100 percent	200	185	196
Gold production (000 oz) 100 percent [4]	200	167	167
Total cash costs ($/oz) [2]	625	497	413
Total production costs ($/oz) [2]	740	653	544
Capital expenditure ($ million) 100 percent	54	24	6
Capital expenditure ($ million) 100 percent [4]	54	23	5
Employees [3]	732	721	668
Outside contractors [3]	1,048	602	583

(1) Recovered grade represents open pit operations.
(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(3) Average for the period.
(4) 100 percent owned effective September 1, 2007. Prior to this date, the effective holding was 85 percent.

Bibiani

Bibiani in Ghana was sold to Central African Gold plc effective December 28, 2006

Operating and production data for Bibiani

	2008	2007	2006 [4]
Pay limit (oz/t)	-	-	0.030
Pay limit (g/t)	-	-	0.83
Recovered grade (oz/t) [1]	-	-	0.016
Recovered grade (g/t) [1]	-	-	0.55
Gold production (000 oz)	-	-	37
Total cash costs ($/oz) [2]	-	-	432
Total production costs ($/oz) [2]	-	-	594
Capital expenditure ($ million)	-	-	-
Employees [3]	-	-	211
Outside contractors [3]	-	-	142

(1) Recovered grade represents surface and dump reclamation in 2006.
(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(3) Average for the period.
(4) For the eleven months from January 2006 to November 2006.

GUINEA

AngloGold Ashanti has one gold mining operation, Siguiri, in the Republic of Guinea. Siguiri produced 333,000 attributable ounces of gold in 2008, equivalent to 7 percent of group production and 280,000 attributable ounces of gold in 2007, or 5 percent of group production.

Description: AngloGold Ashanti has an 85 percent interest in Siguiri and the government of Guinea has a 15 percent stake. The Siguiri mine is a conventional open-pit operation situated in the Siguiri district in the north-east of the Republic of Guinea, West Africa, about 850 kilometers from the capital city of Conakry. All ore and waste is mined by a mining contractor and the ore is processed using a carbon-in-pulp (CIP) process. Siguiri mines two types of gold deposits, laterite and in situ quartz-vein related mineralization that have been deeply weathered to form saprolite mineralization.

Geology: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. The



two main types of gold deposits which occur in the Siguiri basin and are mined are:
- laterite or CAP mineralization which occurs as aprons of colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to, and immediately above; and
- in situ quartz-vein related mineralization hosted in meta-sediments with the better mineralization associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.

The mineralized rocks have been deeply weathered to below 100 meters in places to form saprolite or SAP mineralization. The practice at Siguiri has been to blend the CAP and SAP ore types and to process these using the heap-leach method. With the percentage of available CAP ore decreasing, however, a new carbon-in-pulp (CIP) plant was brought on stream during 2005 to treat predominantly SAP ore.

Safety: Overall safety standards were maintained at Siguiri with an LTIFR for the year of 0.42 per million hours worked (2007: 0.41). There were no fatalities. Following a successful certification audit, the process to obtain OHSAS 18001 accreditation was completed in December 2008.

Operating review: Attributable production increased by 19 percent to a record of 333,000 ounces in 2008 from 280,000 ounces produced in 2007. This increase was a function of improved throughput – the CIP plant performed consistently well throughout the year, with availability of 93 percent, the processing of 10 million tonnes aided by increased throughput during the wet season and a metallurgical recovery rate of 95.8 percent for the year – and the mining of higher grade pits early in the year which led to improved yields.

Total cash costs were fractionally lower at $468 per ounce (2007: $471 per ounce).

Attributable capital expenditure for the year was $18 million (2007: $18 million).

Growth prospects: It is expected, with the exploration at Kintinian and Sintroko nearing completion, that additional ounces will be converted to reserves in early 2009. Regarding the CIP plant, the designs of a second gravity concentrator and de-gritting facilities are being finalised and these will be installed during 2009; they are expected to improve plant recovery and increase throughput. Studies are underway to increase plant throughput from 2010 onwards.

Operating and production data for Siguiri

	2008	2007	2006
Pay limit (oz/t)	0.03	0.03	0.03
Pay limit (g/t)	0.93	0.95	0.94
Recovered grade (oz/t) [1]	0.035	0.031	0.032
Recovered grade (g/t) [1]	1.20	1.05	1.08
Gold production (000 oz) – 100 percent	392	330	301
Gold production (000 oz) – 85 percent	333	280	256
Total cash costs ($/oz) [2]	468	471	398
Total production costs ($/oz) [2]	565	629	593
Capital expenditure ($ million) – 100 percent	22	21	19
Capital expenditure ($ million) – 85 percent	18	18	14
Employees [3]	1,489	1,537	1,541
Outside contractors [3]	1,444	1,380	1,167

(1)   Recovered grade represents open pit operations.

(2)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(3)   Average for the period.

MALI



AngloGold Ashanti has interests in three gold mining operations in Mali, namely, Sadiola, Yatela and Morila. It manages two of these operations, Sadiola and Yatela. Together these three operations had combined attributable production of 409,000 ounces, 8 percent of group production (2007: 441,000 attributable ounces of gold, equivalent to 8 percent of group production).

Ownership of these three operations is as follows:

- Sadiola: AngloGold Ashanti and IAMGOLD each have an interest of 38 percent in the joint venture while the government of Mali has an interest of 18 percent and the International Finance Corporation, 6 percent.
- Yatela: this operation is 80 percent owned by the Sadiola Exploration Company Limited, a joint venture in which AngloGold Ashanti and IAMGOLD each have an effective holding of 50 percent. The government of Mali owns the remaining 20 percent.

- Morila: this operation is 80 percent owned by Morila Limited, a joint venture in which AngloGold Ashanti and Randgold Resources Limited each have an effective holding of 50 percent. The government of Mali owns the remaining 20 percent. Randgold Resources Limited took over the management of this operation during 2008.

Total attributable production from the Mali operations was 7 percent down from that of 2007.

Sadiola **(attributable 38 percent)**

Description: Sadiola is situated in the far south-west of the country, 77 kilometers to the south of the regional capital of Kayes. Mining takes place in five open pits and the ore mined is treated and processed in a 435,000 tonnes per month (5.2 million tonnes per annum) CIP gold plant.

Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the Kenieba Window. The specific rocks which host the mineralization are marbles and greywackes which have been intensely weathered to a maximum depth of 200 meters. A series of north-south trending faults occur that are the feeders to the Sadiola mineralization. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures which intersect the north-south contact have introduced mineralization, mainly with the marble where the porosity was greatest. The Sadiola Hill deposit generally consists of two zones, an upper oxidized cap and an underlying sulfide zone. From 1996 until 2002, shallow saprolite oxide ore from the Sadiola Hill pit was the primary ore source. Since 2002, the deeper saprolitic sulfide ore has been mined and in future will progressively replace the depleting oxide reserves.

Safety: Overall safety performance improved at Sadiola with an LTIFR for the year of 0.87 per million hours worked (2007: 1.11). There were no fatalities during the year. Sadiola achieved OHSAS 18001:1999 certification in March 2008 after a successful certification audit.

Operating review: Attributable production rose by 23 percent in the year to 172,000 ounces (2007: 140,000 ounces). The major contributor was the improved recovery rates achieved after commissioning of the gravity circuit in December 2007. The new circuit configuration had a major impact on both sulfide and oxide ore recoveries during 2008. Major mechanical breakdowns in the milling section during the second and third quarters were offset by changing the feed blend to the plant to include more high grade sulfide material.

Total cash costs declined by 3 percent to $401 per ounce (2007: $414 per ounce), largely owing to the increased level of production with the resultant economies of scale and a decrease in the consumption of reagents given the change in the ore blending process. The inflationary pressures of higher fuel, reagents and mining contract costs were mitigated by increased production.

Total capital expenditure of $8 million – attributable $3 million compared to 2007 capital expenditure of $16 million or an attributable $6 million.

Growth prospects: The review of various options to improve current assumptions in the Deep Sulfide Project continues. The review is focused on the mining method to be implemented, scale, energy consumption, and metallurgical recovery so as to convert the vast indicated resource below the main pit into a reserve. A significant improvement was made in the understanding of sulfide ore recovery in 2008, and the commissioning of the new gravity circuit at the concentrator at the end of 2007.

Operating and production data for Sadiola

	2008	2007	2006
Pay limit (oz/t)	0.07	0.08	0.06
Pay limit (g/t)	2.18	2.46	1.98
Recovered grade (oz/t)	0.100	0.081	0.094
Recovered grade (g/t)	3.42	2.76	3.22
Gold production (000 oz) 100 percent	453	369	500
Gold production (000 oz) 38 percent	172	140	190
Total cash costs ($/oz) [1]	401	414	268
Total production costs ($/oz) [1]	587	479	363
Capital expenditure ($ million) 100 percent	8	16	11
Capital expenditure ($ million) 38 percent	3	6	4
Employees [2]	634	618	589
Outside contractors [2]	876	911	705

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(2) Average for the year.

Yatela **(attributable 40 percent)**

Description: Yatela is situated some 25 kilometers north of Sadiola and approximately 50 kilometers south-south-west of Kayes. This is a single pit operation. The ore mined is treated at a heap-leach pad together with carbon-loading. The carbon is then eluted and the gold smelted at nearby Sadiola.

Geology: Yatela mineralization occurs as a keel-shaped body in Birimian metacarbonates. The 'keel' is centered on a fault which was the feeder for the original mesothermal mineralization, with an associated weakly mineralized diorite intrusion. Mineralization occurs as a layer along the sides and in the bottom of the 'keel'. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Safety: Overall safety performance regressed considerably at Yatela with an LTIFR for the year of 1.15 per million hours worked (2007: 0.39). There were no fatalities during the year. Yatela achieved OHSAS 18001 certification in March 2008 after a successful certification audit.

Operating review: Attributable gold production at Yatela declined by 45 percent to 66,000 ounces for the year (2007: 120,000 ounces). The main reason for this decline in production was a marked decrease in head grade owing to underperformance of Pushback 5, which led to lower grade ore being supplied for stacking at the heap-leach pads. Yatela successfully changed the mining contractor employed at the mine during the year.

Total cash costs rose from $300 per ounce in 2007 to $621 per ounce in 2008, a result of the significantly reduced levels of production, weaker dollar against the euro and higher fuel and reagent prices.

Capital expenditure of $8 million (attributable $3 million) in 2008 was spent mostly on the construction of additional leach pads (2007: $5 million - attributable $2 million).

Operating and production data for Yatela

	2008	2007	2006
Pay limit (oz/t)	0.04	0.04	0.06
Pay limit (g/t)	1.34	1.37	1.79
Recovered grade (oz/t)	0.078	0.101	0.120
Recovered grade (g/t)	2.66	3.46	4.12
Gold production (000 oz) 100 percent	165	301	352
Gold production (000 oz) 40 percent	66	120	141
Total cash costs ($/oz) [1]	621	300	241
Total production costs ($/oz) [1]	636	342	326
Capital expenditure ($ million) 100 percent	8	5	3
Capital expenditure ($ million) 40 percent	3	2	1
Employees [2]	305	265	203
Outside contractors [2]	583	638	675

(1)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2)   Average for the year.

Morila **(attributable 40 percent)**

Description: The Morila mine is situated some 180 kilometers by road south-east of Bamako, the capital of Mali. Open-pit mining takes place at five pushbacks within one pit. On completion, the Morila pit will be approximately 1.4 kilometers by 1 kilometer and up to 240 meters deep. The plant, which is based on a conventional carbon-in-leach (CIL) process with an upfront gravity section to extract the free gold, has throughput capacity of 4.2 million tonnes per annum. The Morila mine is managed by AngloGold Ashanti's joint venture partner, Randgold Resources Limited.

Geology: Morila is a mesothermal flat lying shear-zone hosted deposit which, apart from rising to the surface in the west against steep faulting, lies flat. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralization is characterized by silica-feldspar alteration and sulfide mineralization consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Safety: Safety is under the control and management of Randgold Resources Limited.

Operating review: Attributable gold production at Morila decreased 6 percent to 170,000 ounces (2007: 180,000 ounces), as a result of changes in the geological model. Closely drilled grade control holes did not confirm the high grades scheduled from the resource, and as a result, lower grades than planned were fed to the processing plant. Volumes mined were 20 percent lower in 2008 as compared to 2007, due to the mining of the relatively narrower areas at the final limits of the pit.

Total cash costs increased by 27 percent from $333 per ounce in 2007 to $424 per ounce in 2008, a result of the reduced levels of production, a weakening in the dollar against the euro, and significant increases in fuel, mining contractor and certain reagent costs.

Capital expenditure was $3 million (attributable $1 million) in 2008 compared to $1.3 million or $0.5 million attributable in 2007.

Operating and production data for Morila

	2008	2007	2006
Pay limit (oz/t)	0.06	0.08	0.08
Pay limit (g/t)	2.17	2.46	2.41
Recovered grade (oz/t)	0.090	0.098	0.113
Recovered grade (g/t)	3.08	3.36	3.88
Gold production (000 oz) 100 percent	425	450	517
Gold production (000 oz) 40 percent	170	180	207
Total cash costs ($/oz) [1]	424	333	266
Total production costs ($/oz) [1]	500	406	367
Capital expenditure ($ million) 100 percent	3	1.3	3
Capital expenditure ($ million) 40 percent	1	0.5	1
Employees [2]	605	498	500
Outside contractors [2]	1,098	1,188	1,075

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

NAMIBIA

AngloGold Ashanti has one wholly-owned gold mining operation in Namibia, Navachab. In 2008, Navachab produced 68,000 ounces of gold, equivalent to 1 percent of group production compared to 80,000 ounces of gold, equivalent to 1 percent of group production in 2007.



Description: The Navachab mine is situated near Karibib and 170 kilometers north-west of Windhoek in Namibia, on the south western coast of Africa. Navachab is an open-pit mine and its processing plant, with a production capacity of 120,000 tonnes per month, includes mills, carbon-in-pulp (CIP) and electrowinning facilities. The Navachab gold plant has a capacity of 110,000 tonnes per month.

Geology: The Navachab deposit is hosted by Damaran greenschistam-phibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralized zone forms a sheet-like body which plunges at an angle of approximately 20 degrees to the north-west. The mineralization is predominantly hosted in a sheeted vein set (±60 percent) and a replacement skarn body (±40 percent). The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80 percent of the gold is free milling.

Safety: Safety, health and the environment are matters of key importance at Navachab. In 2008 the mine was both fatality and lost-time injury free. The improvement in safety performance was a highlight of 2008, and maintaining this track record is an aim of management.

Operating review: Gold production at Navachab declined by 15 percent to 68,000 ounces in 2008 from 80,000 ounces in 2007, largely a result of the significant production challenges encountered. This included the substantially reduced availability of drilling machines, with respect to both performance and capacity which affected mining throughput, as well as the shortage of skills which contributed to a decrease in tonnes broken for the year. In addition, underperformance at the North Pit 2 satellite pit, which had a budgeted contribution of 31 percent to plant feed, affected overall mine production negatively. The decrease in tonnes mined affected stockpile volumes and values, resulting in decreased mine flexibility and a decline in grades.

Unit cash costs increased significantly, up 18 percent to $559 per ounce, as compared to $475 per ounce achieved in 2007, the result of increases in the cost of labor, diesel and explosives, and compounded by the decline in gold production.

Capital expenditure for the dense media separation (DMS) plant was approved in 2008. Construction and commissioning of the DMS plant will begin in 2009, and the benefits resulting from its use will be realized from 2010 onwards.

Growth prospects: Expansion work on the eastern pushback continues and the additional work on the superpit, which involves the expansion of the hanging-wall of the main orebody, is a key aspect of the plan. The dense media separation (DMS) plant is to be incorporated into the mine's processing facilities at a cost of $4.5 million ($17 million was spent on this plant in 2008), and it is expected that this will improve production levels.

Operating and production data for Navachab

	2008	2007	2006
Pay limit (oz/t)	0.04	0.04	0.04
Pay limit (g/t)	1.29	1.22	1.29
Recovered grade (oz/t)	0.042	0.046	0.053
Recovered grade (g/t)	1.43	1.56	1.81
Gold production (000 oz) 100 percent	68	80	86
Total cash costs ($/oz) [1]	559	475	349
Total production costs ($/oz) [1]	632	525	407
Capital expenditure ($ million) 100 percent	12	6	5
Employees [2]	482	409	313
Outside contractors [2]	–	–	–

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

(2) *Average for the year.*

TANZANIA



AngloGold Ashanti has one gold mining operation in Tanzania, Geita, which produced 264,000 ounces of gold in 2008, equivalent to 6 percent of group production and 327,000 ounces of gold, equivalent to 6 percent of group production in 2007.

Geita

Description: The Geita gold mine is situated 80 kilometers south-west of the town of Mwanza in the north-west of Tanzania. The Geita gold deposit is an Archaean mesothermal orebody, largely hosted in a banded ironstone formation. It is a multiple open-pit operation with further underground potential which is currently serviced by a 5.2 million tonnes per annum carbon-in-leach (CIL) processing plant.

Geology: Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralization is located where auriferous fluids, which are interpreted to have moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralization can occur in the diorite as well (usually in association with BIF-hosted mineralization), and approximately 20 percent of the gold is hosted in the diorite.

Safety: Geita Gold Mine is OHSAS 18001 certified. The lost-time injury frequency rate for 2008 was 0.86 per million hours worked (2007: 0.68). No fatalities were recorded during the year.

Operating review: Production at Geita declined by 19 percent from 327,000 ounces in 2007 to 264,000 ounces in 2008. Lack of access to higher-grade orebodies following the collapse of the Nyankanga Pit in the first quarter of 2007 continued to have an effect on recovered grades which declined to 1.92g/t. Process plant throughput was seriously affected by a 30-day shutdown of the SAG mill during part of September and October resulting in a halving of production for that period.

Global inflation impacted the entire business. Major contributors to the 30 percent increase in total cash costs of $814 per ounce (2007: $627 per ounce) included lower production, the price of oil, which affected on-site power generation and the running costs of heavy earth-moving equipment, as well as that of spares and reagents. Although a substantial increase in basic salaries was enforced, the total number of employees was reduced through natural attrition by 9 percent for the year with further consolidation of functions envisaged in the future. In addition, a fourth shift was introduced in the production arena, which had the effect of reducing overtime requirements by some 90 percent.

Capital expenditure was $53 million (2007: $27 million).

Growth prospects: *Exploration -* Exploration activities during 2008 focused on strike additions at the Area 3, Star & Comet, Kalondwa Hill and Lone Cone deposits, together with the detection of regolith gold anomalies below laterite cover via air core drilling at Matandani NW. Results suggest the potential for a 1.7 kilometer zone of gold mineralization on-strike at Area 3, and infill drilling to prove up the resource continues. To assist future exploration, an airborne geophysics survey of the areas covered by Geita's licenses and adjacent prospecting licenses started in the third quarter. Early interpretation of transient electromagnetic data defined several targets which will be followed up in 2009. During the third quarter of 2008, an intense program of advanced grade control was completed at Nyankanga cut 5 to increase confidence in the production forecast for 2009.

Growth prospects: *New pits -* While the Star & Comet pit was commissioned during 2008, the Lone Cone pit was depleted. Pushback 5 in the Nyankanga pit will start yielding ore during the first quarter of 2009, together with the Star & Comet; these two pits will be the main sources of ore in 2009. The Geita Hill pit will provide the background tonnes, albeit at a much lower grade.

Growth prospects: *Metallurgy -* Test work continues to identify processing options regarding the refractory ore from Matandani and Kukuluma.

Operating and production data for Geita

	2008	**2007**	**2006**
Pay limit (oz/t)	0.10	0.09	0.13
Pay limit (g/t)	3.10	3.04	4.16
Recovered grade (oz/t)	0.056	0.059	0.049
Recovered grade (g/t)	1.92	2.01	1.68
Gold production (000 oz)	264	327	308
Total cash costs ($/oz) [1]	814	627	630
Total production costs ($/oz) [1]	1,004	817	766
Capital expenditure ($ million)	53	27	67
Employees [2]	2,130	2,304	2,043
Outside contractors [2]	986	922	1,177

(1)   Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2)   Average for the year.

UNITED STATES OF AMERICA



Cripple Creek & Victor Gold Mining Company (CC&V) is AngloGold Ashanti's sole active operation in the United States. In 2008, Cripple Creek & Victor produced 258,000 ounces of gold, or 5 percent of group production compared to 282,000 ounces of gold, or 5 percent of group production in 2007.

Cripple Creek & Victor

Description: Located in the State of Colorado in the United States, CC&V's Cresson mine is a low-cost, open-pit mining operation which treats the ore mined by means of a heap-leach pad, which is one of the largest in the world. Production began in 1994.

CC&V is a joint venture in which two AngloGold Ashanti entities now collectively own 100 percent after the successful acquisition, effective July 1, 2008, of Golden Cycle Gold Corporation, which previously held a 33 percent interest in CC&V. On January 14, 2008, AngloGold Ashanti announced the execution of an agreement to acquire 100 percent of Golden Cycle Gold Corporation, thus consolidating 100 percent ownership of CC&V. The closing of that transaction was completed with effect July 1, 2008, after approval by Golden Cycle Gold Corporation's shareholders, the satisfaction of certain closing conditions, and the receipt of all necessary regulatory approvals.

Geology: The district of Cripple Creek is centered on an intensely altered alkaline, Tertiary-aged, diatreme-volcanic, intrusive complex, approximately circular in shape covering 18.4 square kilometers and surrounded by Precambrian rocks. The Precambrian rocks consist of biotite gneiss, granodiorite and quartz monzonite and granite.

The intersection of these four units and regional tectonic events formed an area of regional dilation which subsequently facilitated the formation of the volcanic complex. The majority of the complex then in-filled with the eruptive phase Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of intrusive dykes and sills that include syenites, phonolites, phonotephrites and lamprophyres. These intrusives occupy all of the dominant district structural orientations. District structures are generally near vertical and strike north-north-west to north-east. These structures acted as primary conduits for the late-stage gold mineralizing solutions. Higher grade pods of mineralization occur at structural intersections and/or as sheeted veins along zones of strike deflection. High-grade gold mineralization is associated with K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralization occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.

The average depth of oxidation is 120 meters and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver tellurides. Silver is present but is economically unimportant. Gold mineralization can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.

Safety: The LTIFR for 2008 was 4.83 per million hours worked (2007: 2.53) and there were no fatalities during the year.

Various safety programs (e.g. DuPont Safety Training (STOP) program in 2003, risk-based safety management system in 2005, and extension of the STOP program, called Train the Trainers, in 2007) have been implemented to continue to enhance safety performance at CC&V. A cultural assessment of the workforce by SAFEmap was initiated in 2008 with risk identification classes beginning in the latter part of 2008 and continuing into early 2009. The SAFEmap system will be adapted for use as the safety program at CC&V.

Operating review: In 2008, production at CC&V fell 9 percent to 258,000 ounces from 282,000 ounces in 2007. A total of 24.4 million tonnes were placed on the heap-leach pad. The decline in production was principally a result of the slow percolation in the gold-bearing leach in the leach pad as a result of the greater distance over which the gold-bearing-leach solution had to be transported from the higher stacked ore to the leach-pad liner. This decline was compounded by a lack of alkalinity at depth that was identified from the 2008 pad drilling program. This deficiency caused solubilized gold to precipitate at depth. An initiative to increase alkalinity by increasing caustic and lime addition over the pad began in the second half of 2008 and will continue into 2009. Given the size of the pad, recovery of precipitated gold is expected to continue for the next two years.

Overall, there was an increase in total cash costs of 15 percent to $310 per ounce (2007: $269 per ounce), mainly as a result of rising commodity costs, and of diesel fuel in particular. A decrease in costs due to lower contractor costs was diminished by increases in fuel costs as oil prices hit record levels on global markets.

Capital expenditure for the year amounted to $27 million (2007: $23 million).

Growth prospects: CC&V was successful in being granted the required permits from the State of Colorado and Teller County for a mine-life extension that includes the development of new sources of ore and an extension to the heap-leach facility. The approvals extend the operation of the expanded valley leach facility and the chemical closure activities.

Development drilling has further defined areas of interest for which engineering analysis and permitting requirements will be evaluated in a pre-feasibility study to be commissioned in 2009.

Cripple Creek & Victor – Summary of metallurgical operations

Gold plants	
Capacity (000 tonnes/month)	
- crushed ore production	1,739
- total ore production	1,796
- solution processed	2,371

Operating and production data for Cripple Creek & Victor operations

	2008 [3]	2007	2006
Pay limit (oz/t)	0.01	0.01	0.01
Pay limit (g/t)	0.34	0.34	0.34
Recovered grade (oz/t)	0.014	0.016	0.016
Recovered grade (g/t)	0.49	0.53	0.54
Gold production (000 oz)	258	282	283
Total cash costs ($/oz) [1]	310	269	248
Total production costs ($/oz) [1]	643	521	498
Capital expenditure ($ million)	27	23	13
Employees [2]	350	338	325
Outside contractors [2]	71	67	44

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

(3) Remaining 33 percent shareholding acquired effective July 1, 2008.

GLOBAL EXPLORATION

Total exploration expenditure in 2008 amounted to $183 million (including equity accounted joint ventures). The main aim of both the greenfield and brownfield exploration programs is to identify new attributable mineralized material.

Greenfields exploration

Greenfield exploration activities were undertaken in six countries – Australia, China, Colombia, the Democratic Republic of Congo (DRC), the Philippines and Russia – during 2008. A total of 304,371 meters of diamond, reverse circulation, and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, Russia, the DRC and China (refer to figure below).

Greenfield activities in Russia, China and the Philippines were undertaken predominantly through joint ventures and strategic alliances. While the discovery of new long-life, low-cost mines remains the principal aim of the greenfield exploration program, AngloGold Ashanti is also committed to maximizing shareholder value by divesting those exploration assets that do not meet its internal growth criteria and by opportunistically investing in prospective junior exploration companies.

Colombia


N
W
E
S
SOUTH AMERICA
Cartagena
Segovia
Gramalote
Antioquia
Quebradona
La Colosa
Bogotá
C O L O M B I A
LEGEND
Bogotá - TOWN
La Colosa - PROSPECT
JV Areas
B2Gold
Glencore
Mineros SA - AGA
Tenure
Applications
Free Area
Granted
0
250
500
kilometers

Drilling and modeling at La Colosa has rapidly defined a gold porphyry system with a grade of more than 0.3 g/t Au extending over a strike length in excess of 1,500 meters and a width of 600 meters.

Based on present drilling and geochemical observations, the La Colosa mineralization systems, including the La Belgica sector, remain open to the north, south and east. Various additional targets immediately surround the known La Colosa mineralization. This is the first significant gold porphyry discovery in the Colombian Andes, where AngloGold Ashanti has first mover advantage with granted and application tenements covering an area of some 61,700 square kilometers.

The La Colosa drill program was suspended in late February 2008 in order to comply with unexpected environmental requirements. All of the necessary documentation has been submitted to the relevant authorities for approval.

AngloGold Ashanti and its partners actively explored for precious and base metal deposits. In all, 294 targets were generated by systematic exploration in an area covering 4.2 million hectares, on 408 mineral tenement contracts, joint venture partner B2Gold Corp. continued delineation drilling at Gramalote, first phase drilling at Quebradona and continued reconnaissance and drill target definition work in three departments in Colombia. Mineros S.A. drilled one target in Antioquia and conducted reconnaissance and drill target definition work at two other targets within the Segovia joint venture in the Antioquia department. Significant results were released from the Quebradona gold-copper porphyry project.

On receipt of all assay and geological data for the AngloGold Ashanti/B2Gold JV Quebradona drilling program, AngloGold Ashanti has a period of 30 days in which to decide on its level of future participation in the project (49 percent, 51 percent or 65 percent interest). Glencore International remained focused on early stage exploration and conducted airborne geophysical surveys within joint venture areas.

AngloGold Ashanti activities during the year also included flying in-house airborne magnetometry and radiometric surveys for a total of 11,463 line kilometers.

Democratic Republic of Congo


DRC
Democratic Republic of Congo
Kinshasa
Lodjo
Mongbwalu
Petsi
Mount Tsi
Bunia West
Bunia
Lake Albert
Uganda
LEGEND
Bunia - TOWN
Lodjo - PROSPECT
0
30
60
kilometers

Exploration activities undertaken on the 10,000 square kilometer Concession 40 (AngloGold Ashanti 86.22 percent and OKIMO 13.78 percent) mineral claim that encompasses most of the Kilo greenstone belt and which remains largely unexplored by modern methods, included both regional work and additional drilling at and around the Mongbwalu area. Around Mongbwalu, detailed surface mapping and data integration are enhancing understanding of the immediate area's potential. At the Issuru prospect, located approximately 4 kilometers north of Mongbwalu, drilling defined potential economic mineralization over a strike length of approximately 800 meters and a width of up to 450 meters.

Regional exploration activities focused around four main areas including Lodjo, Bunia West, Mount Tsi and Petsi, all of which are all located within 50 kilometers of the Mongbwalu area. Field work concentrated on detailed mapping, soil sampling and trenching. Encouraging results were obtained from trench sampling at Lodjo. At the Petsi prospect, a 30 meters wide potentially gold mineralized shear zone has been identified by trenching over a distance of 1.8 kilometers. Results from infill soil sampling define an anomaly approximately 450 meters wide and 300 meters long. Regional aeromagnetic (5,550 square kilometers) and aerial EM surveys (1,224 square kilometers) were completed. Results of these surveys, combined with those from the regional geochemistry programs, will provide the platform from which to fast-track regional exploration over the concession. The findings of the DRC Minerals Review Commission have resulted in AngloGold Ashanti and the AGK joint venture engaging the DRC government to seek resolution and secure the rights to Concession 40. Exploration activities over the Concession 40 license were suspended in November 2008 following the deteriorating security situation which led to the precautionary withdrawal of most non-essential staff from the concession.

Russia

The formation of Zoloto Taigi, the AngloGold Ashanti/Polymetal strategic alliance vehicle was completed. It is anticipated that this strategic alliance will enable AngloGold Ashanti to increase its presence in Russia by pursuing new opportunities by participating in license auctions, acquiring equity in prospective projects and by project generation in new or less intensely explored areas. Exploration work to increase and upgrade the resource economics at Veduga was undertaken. Trenching and drilling at this advanced project have demonstrated strike continuation of mineralization from the south-eastern ore zone for a further 500 meters along strike. At the recently acquired Penchenga property, regional soil geochemistry has begun. The Bogunay project (42 square kilometers) was sold while negotiations on the sale of Anenskoye (11.8 square square kilometers) and Aprelkovskoye (161 square kilometers) continue.

Africa

During 2008, greenfield activities in Africa concentrated on project reviews and regional target generation work in west, central and east Africa.

Philippines

Final approval of the Mapawa Mineral Production Sharing Agreement (MPSA) is awaited from the Department of Environment and Natural Resources (DENR) in Manila. Elsewhere in south-east Asia specific project reviews and project generation work continue.

China

In China, AngloGold Ashanti operates three co-operative joint ventures (CJVs) with local partners at Yili-Yunlong (Xinjiang Province), Jinchanggou (Gansu Province) and Pingwu (Sichuan Province). During 2008, AngloGold Ashanti withdrew from the Pingwu CJV at the time of the devastating Sichuan earthquake.

At the Jinchanggou CJV Project (Gansu Province), soil sampling on the eastern and western tenements indicated significant extensions to known mineralization with anomalous gold-in-soils over more than a 16 kilometer strike length. Final approval for the Jinchanggou CJV was received from the Gansu government in late June 2008. A subsequent program of diamond drilling and trenching designed to test the 16 kilometer long gold-in-soil anomaly was completed at the Jinchanggou project in December. Despite intersecting significant intervals of intense alteration and shearing in drilling, analytical results were disappointing.

Results from the diamond drilling program completed in 2007 to test a conceptual porphyry target on the tenements held by the Yili-Yunlong CJV (Xinjiang Province) returned low gold and copper results. Results of follow up work on other targets defined by soil sampling and geological mapping, and the investigation of geochemical anomalies coincident with silica-clay alteration, has led to the prospectivity of the area being downgraded.

An intense phase of project generation undertaken in China in 2008 resulted in tenement applications being lodged in three provinces of China; Xinjiang, Inner Mongolia and Heilongjiang.

Australia



Laverton
Voodoo Child
Black Dragon
Tumbleweed
Tropicana
Havana
Rusty Nail
Kamikazi
Screaming Lizard
Tropicana JV
Kalgoorlie
Bronco Plains
Beachcomber
Western Australia
Viking
Esperance
0
200
400
kilometers
N
S
E
W
Western Australia
Laverton
Kalgoorlie
Perth
Esperance
LEGEND
Perth - TOWN
Tropicana - PROSPECT
Tropicana JV
Application tenure
Granted tenure
Viking
Application tenure
Granted tenure
Bronco Plains

In mid 2008, exploration at the Tropicana joint venture (AngloGold Ashanti 70 percent, Independence Group 30 percent) moved from a focus on mineralized identification drilling of the Tropicana-Havana deposit within the Tropicana Gold Project, to initial testing of targets within potential trucking distance of the planned operation. A large number of discrete targets have been identified within a 50-60 kilometer radius of the proposed plant site (see map).

Field mapping and rock chip sampling at the Black Dragon and Voodoo Child prospects identified outcropping gold mineralization. Analysis of rock chip sampling from Black Dragon returned high-grade gold and silver results. Subsequent reverse circulation drilling has not explained these surface results.

A large geochemical gold anomaly (3 kilometers by 1 kilometer) has been defined at the Kamikaze prospect with encouraging results at the Tumbleweed prospect situated to the north of the area. Reverse circulation drilling returned significant results from several other prospects including Rusty Nail and Screaming Lizard.

Initial diamond drilling at Beachcomber, approximately 200 kilometers to the south and within the Tropicana joint venture area, intersected quartz veining with visible gold.

In addition to the Tropicana joint venture area, which totals approximately 12,500 square kilometers, AngloGold Ashanti holds 100 percent of a substantial land package (approximately 6,764 square kilometers) in the Viking area. Most of the tenements in the Viking project are recent applications, with some tenements having been granted in late 2008. Field activities will begin in 2009.

The recently acquired Bronco Plains joint venture (AngloGold Ashanti earning 50.4 percent) hosts an approximately 10 kilometer-long gold-in-soil anomaly peaking at 86 parts per billion gold. In terms of the joint venture agreement with Image Resources, AngloGold Ashanti and Independence Group can earn a combined 72 percent interest in the project by spending $2 million.

The Tropicana joint venture, Bronco Plains joint venture and the Viking project cover a total distance of 600 kilometers along the margin of the Yilgarn Craton. The substantial Tropicana discovery, numerous prospects identified by AngloGold Ashanti and promising results reported by other explorers give credence to the Tropicana belt being a strike-extensive new gold province.

Brownfields exploration

Brownfields exploration, aimed at identifying replacement ounces for production, was undertaken around the globe at most current operations- with the most success being in South Africa, Australia, Ghana and Guinea.

The brownfields exploration program for 2008 was aimed at replacing ounces at current operations.

Argentina

At Cerro Vanguardia, reconnaissance drilling continued with 45 kilometers of veins being explored via 454 reverse circulation (RC) holes. This drilling identified 17 veins for infill drilling in 2009. Infill drilling (8,075 meters RC and 11,457.5 meters diamond drilling) extended some of the current ore shoots .

During the year, a hyperspectral survey was completed over the lease area. A new area, El Volcán, was permitted in 2008 and initial exploration activities have commenced. Deep level drilling (+300 meters) to explore the depths of current veins for underground potential began during the year. Initial results are encouraging.

Australia

At Sunrise Dam, exploration focused on increasing the underground mineralized area to enable increased production in 2009 and 2010 while defining long-term zones of gold mineralization up to 1.25 kilometer vertically below the mine. Additionally, short-term opportunities for satellite open pits within the immediate mine area were also investigated. During the period, 41,417 meters of diamond core was drilled from 297 drill holes with 8,873.1 meters drilled into the deep targets.

At Boddington Gold Mine, a maximum of five diamond drill rigs were employed during the year to complete a total of 101,700 meters of drilling in 141 holes targeting in-pit conversion and near-pit extensions. By the end of 2008, attributable Ore Reserves were increased by 1.1 million ounces to 6.7 million ounces of contained gold. Subsequent to year-end, AngloGold Ashanti disposed of its interest in Boddington to Newmont.

Brazil

At Córrego do Sítio, drilling of underground deposits continued. A total of 37,865 meters were drilled from surface and 10,142 meters from underground during 2008. Furthermore, 3,482 meters of underground development, of which 1,107 meters were on reef, was completed. Drilling concentrated on the Carvoaria, Laranjeiras and the Cachorro Bravo orebodies. Minor drilling (2,491 meters) was completed on surface oxide deposits. At Lamego, a total of 22,782 meters were drilled from surface and 17,632 meters from underground. Furthermore a total of 4,063 meters of underground development, of which 1,428 meters were on reef, was completed. The drilling consisted of a combination of intermediate depth surface drilling targeted at the extensions of the Cabeca de Pedra and Arco da Velha orebodies, underground extension drilling of Queimada and surface and underground infill drilling at Carruagem.

On December 10, 2008, the purchase of the São Bento mine was completed. This area will be the focus of significant exploration in 2009.

At Serra Grande, the main targets for 2008 were Pequizão and Palmeiras. A total of 37,000 meters of diamond drilling was completed.

Ghana

At Obuasi, drilling for the Deeps project below 50 Level continued with the areas below KMS and Adansi Shafts being targeted from 50 Level. Active exploration continued above 50 Level.

At Iduapriem, drilling for the year consisted of conversion drilling at Ajopa with a combination of RC (10,765 meters) and diamond drilling 3,127 meters). The program was completed in December and sampling and logging of the diamond core is currently being completed.

Guinea

At Siguiri, early stage exploration in the form of gridded geochemical sampling was conducted in Block 1 (Eureka North – Kantinian corridor and Sintroko South), Block 2 (Manguity and Saraya South), the Naboun Block (28 kilometers north of the mine) and the Corridor Block (11 kilometers from the mine). Reconnaissance air core drilling was undertaken at Satiguia, Manguity (35 kilometers west of the mine), Kouremale (Block 4) and Kolita-Kounkoun (Block 3). Delineation drilling was conducted at Saraya (55 kilometers west of the mine), while conversion drilling was completed at Sintroko South (8 kilometers south of the mine) and infill drilling was completed on the margins of the Séguélen (Kintinian) project.

A major review of the geology of Block 1 conducted during the year indicated significant upside to the mineralization. A project has been launched to remodel the area while at the same time drilling out areas of postulated strike and dip extensions to mineralization. Initial drilling of hard rock mineralization below the current pits has provided positive results and this drilling will continue in 2009.

Mali

At Morila, only minor field work was conducted during the year with some pitting and trenching. However, a significant amount of core logging and pit mapping was completed. This led to a revised geological model, including lithological overview, tectonic setting and magmatism, being developed during the year. A revised exploration program proposal is now under consideration.

At Sadiola, exploration work in 2008 concentrated on testing targets defined in the 2007 exploration workshop. A total of seven targets were tested (15,978 meters air core and 5,164 meters of diamond drilling).

Phase 9 of deep sulfide drilling was carried out to the north of the main pit to test the continuity of the mineralization intersected by previous drilling to the south. A total of 11 diamond holes were drilled (4,420 meters). This was followed by the Phase 10 drilling program which was undertaken to collect samples for metallurgical test work. This drilling program comprised seven long holes and 12 wedges drilled from outside the main pit, and seven short holes inside of the pit (6,118 meters).

Sulfide reconnaissance drilling (2,125 meters) was done at the FE4 pit. The program was initiated to collect geological and structural information as well as to test for the possibility of sulfide mineralization.

Delineation drilling was conducted at Lakanfla East (5,650 meters) and Sekokoto SE (1,562 meters and conversion drilling was concentrated at Sekokoto Main (6,515 meters) and FE3S – Gap Area (6,368 meters).

A geophysical survey ground penetration radar test (GPR) was done between FE3 and FE4 to test the efficacy of this method in predicting the thickness of the laterite cover.

At Yatela, a number of boreholes were drilled to test the continuity of the north-west extension mineralization at depth (1,107 meters). Reconnaissance drilling (4,632 meters) at Donguera indicated some thin mineralized zones. At Dinguilou, a small conversion program was completed (3,674 meters) and the definition program was completed at year-end. Two small areas of Alamoutala were infill drilled (3,978 meters) after optimization of the pit showed upside potential. An infill program was completed at Niamoulama Hill late in December and results are still outstanding. A program to explore gravity lows in the vicinity of Yatela was started and two holes (218 meters) were completed by year-end.

Namibia

At Navachab, geochemical soil sampling was conducted over the footwall of the Mon Repos Thrust zone (200 samples), the Zebra target (1,762 samples) and the Ostrich and Giraffe targets. Stream sediment sampling was completed over the Okondura license area with disappointing results. Some initial drilling was completed at the Steenbok and Starling targets. Conversion drilling (15,426 meters) was completed in two phases at Anomaly 16, and at Gecko 11, 868 meters was drilled and additional conversion drilling (29,376 meters) was completed around the Main Pit and North Pit 2. A Spectrum electromagnetic survey was flown in November 2008.

South Africa

Surface drilling continued in the Project Zaaiplaats area, where the target is the Vaal Reef.

A long deflection to the east is in progress in MZA9. The deflection reached a depth of some 2,941 meters when technical issues stopped the advance of the hole. The drilling contractors are trying to reopen the hole.

MMB5 is drilling in the north-west of the main Zaaiplaats block. Due to in hole problems a new deflection was started at 1,702 meters. By the end of the year, the long deflection had reached a depth of 3,172.55 meters. The Vaal Reef was not intersected as expected, due to faulting. Further deflections will be drilled in 2009.

A new hole, MGR8, was started during the year and continued with record excellent advances. By the end of the year the hole had advanced to a depth of nearly 1,596 meters.

Two surface boreholes in the Moab North area continued drilling into 2008. The targets were proposed Vaal Reef blocks in a poorly defined, structurally complex area, north of the 'Middle Mine' area. MCY5 reached a depth of 3,129.49 meters. The Vaal Reef was not intersected, but the geological information from the hole was used to define a revised and more complex structural model.

Borehole MCY4 obtained a faulted C Reef intersection at some 2,823 meters. By year-end, the long deflection in MCY4 had reached a depth of almost 3,003 meters.

Borehole G55 at Tau Lekoa was drilled to follow up on G54. The hole was stopped at 1,513 meters, having intersected a large fault at 1,384 meters.

Tanzania

At Geita, exploration activities focused on data compilation and re-interpretation, and target generation. This work was supplemented by two major geophysical airborne surveys: a high-resolution AeroTEM survey and a high-resolution airborne magnetic survey. A major exploration workshop was held on site and involved technical specialists from greenfields exploration. The outcome of this workshop was a revision to the 2009 program.

During the year, reconnaissance drilling was completed at Nyakabale West where six diamond holes were drilled (1,555 meters). At Matandani, 45 air core holes (4,080 meters) were drilled to investigate the possibility of the Matendani mineralization being developed further to the north-west. A total of 27 reverse circulation holes (2,498 meters) were drilled on the Nyankumbu license area. A small follow up program was drilled (4,015 meters) at Star and Comet after sterilization drilling showed an anomalous intercept. No continuity of mineralization could be determined.

United States

At Cripple Creek & Victor in Colorado, drilling continued during the year and concentrated on the Main Cresson area, North Cresson, Schist Island, Wild Horse, Squaw Gulch and an area near the old Victor Pads. Exploration drilled a total of 85,923 meters in 416 holes.

A high-grade study which included close-spaced drilling on several targets and a selective mining test of one of the zones was started. The results were encouraging as drilling on tighter centers raised the average grade of two out of three targets and the selective mining test showed the high-grade zones could successfully be predicted, modeled and mined.

ORE RESERVES

Ore Reserve estimates are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti's existing rights to mine, or within the renewal periods of AngloGold Ashanti's rights to mine. In addition, as of the date of reporting, all Ore Reserves are covered by required permits and governmental approvals. See "Item 4B.: Business overview".

AngloGold Ashanti has standard procedures for the estimation of Ore Reserves. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with the cost structure, yield, mine call factor, gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the Ore Reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these assumptions. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.

The gold price and exchange rate used for 2008 and 2007 Reserves are outlined in the following table.

	2008 (3 year average)	2008 (Business Plan)	2007 (3 Year average)	Units
Reserve Gold Price	730	720	582	US$/oz
Exchange Rate – South Africa	7.20	8.67	6.72	ZAR/US$/
Exchange Rate – Australia	0.83	0.80	0.78	US$/ Aus$

The Ore Reserves determined from the planning process were then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining SEC compliant Ore Reserves. The resultant SEC compliant Proven and Probable Ore Reserves are shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserves and Mineral Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC 2000). The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resources in this annual report on Form 20-F.

The 2008 Ore Reserve increased by 7.2 million ounces before the subtraction of depletion. After a depletion of 5.9 million ounces, the net increase is 1.3 million ounces to give a total Ore Reserve of 73.5 million ounces.

A gold price of $720 per ounce was used for Ore Reserve estimates (2007: $600 per ounce). The change in economic assumptions made from 2007 to 2008 resulted in the Ore Reserve increasing by 2.3 million ounces while exploration and modeling resulted in an additional increase of 5.0 million ounces.

The principal changes in AngloGold Ashanti's Ore Reserves as at December 31, 2008 compared with those published as at December 31, 2007 are as follows:

Ore Reserve		Million oz
Ore Reserves as at December 31, 2007		**72.2**
Reductions		
Geita	Mineral Resource model changes and the application of grade factors to mitigate low model confidence; cost increases	(1.7)
TauTona	Carbon Leader ground between 123-126 levels was transferred to Mponeng. With the change to scattered grid mining, lower value estimates resulting from increased sampling and drilling resulted in reductions. These were partially offset by a higher mine call factor and the inclusion of the Carbon Leader eastern block.	(1.5)
Great Noligwa	Transfer of the SV4 section to Moab Khotsong.	(1.4)
Other	Total of non-significant changes	(1.1)
Additions		
Mponeng	Increased grades, the additional ground from TauTona 123-126 level and improved economics which allowed for the mining of Blocks 3 & 5.	2.8
Obuasi	The increase is due to a revised mine design and schedule.	1.3
Boddington	The growth in Ore Reserve is due to successful drilling and a higher gold price	1.1
Siguiri	The Seguelen NW and Sintroko deposits were upgraded from Inferred to Indicated Mineral Resource and the mining efficiency increased.	0.6
Other	Total of non-significant changes	1.3
Ore Reserves as at December 31, 2008		**73.5**

Rounding may result in computational differences.

AngloGold Ashanti will continue to pursue a strategy of increasing value-adding Ore Reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.

The Ore Reserve estimates in this document include Ore Reserves below current infrastructure in the case of certain South African, Brazalian and Ghanaian underground mines which are in production. These Ore Reserves have been determined based upon completed economic studies.

BY-PRODUCTS

Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 42.33 million pounds of uranium from the South African operations, 639 million pounds of copper from Australia, 0.44 million tonnes of sulfur from Brazil and 35.7 million ounces of silver from Argentina. Details of by-product Mineral Resources and Ore Reserves are given in the Mineral Resource and Ore Reserve Report 2008, which is available on the corporate website.

EXTERNAL AUDIT OF MINERAL RESOURCE AND ORE RESERVE STATEMENT

During the course of the year and as part of the rolling audit program, AngloGold Ashanti's 2008 Ore Reserves for the following operations were submitted for external audit:

- Mponeng;
- TauTona;
- Vaal River Surface Sources;
- Iduapriem;
- Navachab;
- Sadiola; and
- Yatela.

The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's Ore Reserves were evaluated. It is the company's intention to continue this process so that each of its operations will be audited every three years on average.

COMPETENT PERSONS

The information in this report that relates to Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc Hons (Geology), MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

ORE RESERVES BY COUNTRY (ATTRIBUTABLE)

as at December 31, 2008	Category	Tonnes million	Grade (g/t)	Contained gold tonnes	Contained gold million oz
South Africa	Proven	12.55	8.12	101.81	3.27
	Probable	198.03	4.61	913.28	29.36
	Total	**210.57**	**4.82**	**1015.09**	**32.64**
Argentina	Proven	9.99	1.39	13.90	0.45
	Probable	12.29	3.52	43.24	1.39
	Total	**22.27**	**2.56**	**57.13**	**1.84**
Australia	Proven	67.82	1.10	74.54	2.40
	Probable	214.50	0.90	192.57	6.19
	Total	**282.33**	**0.95**	**267.11**	**8.59**
Brazil	Proven	7.77	6.44	50.06	1.61
	Probable	7.02	5.82	40.87	1.31
	Total	**14.79**	**6.15**	**90.93**	**2.92**
Ghana	Proven	56.85	4.24	240.89	7.74
	Probable	36.43	3.82	139.10	4.47
	Total	**93.28**	**4.07**	**379.98**	**12.22**
Guinea	Proven	56.13	0.56	31.48	1.01
	Probable	67.11	1.04	69.64	2.24
	Total	**123.24**	**0.82**	**101.12**	**3.25**
Mali	Proven	9.29	1.87	17.33	0.56
	Probable	6.65	2.26	15.02	0.48
	Total	**15.94**	**2.03**	**32.35**	**1.04**
Namibia	Proven	7.21	0.89	6.39	0.21
	Probable	27.58	1.28	35.19	1.13
	Total	**34.78**	**1.20**	**41.58**	**1.34**
Tanzania	Proven	–	–	–	–
	Probable	44.84	3.32	148.75	4.78
	Total	**44.84**	**3.32**	**148.75**	**4.78**
United States	Proven	122.57	0.93	104.60	3.36
	Probable	55.70	0.87	48.59	1.56
	Total	**168.27**	**0.91**	**153.19**	**4.93**
Total	Proven	340.17	1.88	640.97	20.61
	Probable	670.16	2.46	1646.28	52.93
	Total	**1010.33**	**2.26**	**2287.25**	**73.54**

Rounding may result in computational differences.

Ore Reserves: Imperial	At December 31, 2008						
	Proven Ore Reserves [1]			Probable Ore Reserves [1][2]			Metallurgical Recovery Factor
	Tons [5]	Grade	Gold Content [1]	Tons [5]	Grade	Gold Content [1]	
	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)	percent
South Africa							
Vaal River [6]							
Great Noligwa	6.65	0.210	1.39	5.54	0.197	1.09	96.1
Kopanang	1.24	0.267	0.33	16.61	0.221	3.67	97.8
Moab Khotsong [2]	2.05	0.295	0.60	21.09	0.319	6.72	96.7– 97.2 [4]
Tau Lekoa	0.66	0.116	0.08	0.76	0.116	0.09	97.4
West Wits							
Mponeng [2]	2.72	0.268	0.73	38.94	0.315	12.27	98.2 – 98.7 [4]
Savuka	0.06	0.185	0.01	3.90	0.192	0.75	97.5
TauTona [2]	0.45	0.284	0.13	10.68	0.276	2.95	97.8
Surface							
Surface sources	-	-	-	120.77	0.015	1.83	48 – 91 [4]
Argentina							
Cerro Vanguardia (92.5 percent) [3][7]	11.01	0.041	0.45	13.54	0.103	1.39	65.5 – 94.0 [4]
Australia							
Boddington (33.33 percent) [3][8]	62.75	0.026	1.65	228.84	0.022	5.03	80.4
Sunrise Dam	12.01	0.062	0.74	7.61	0.152	1.16	76 – 94 [4]
Brazil							
Brasil Mineraçáo [9]	6.30	0.214	1.35	6.91	0.176	1.21	88 – 93 [4]
Serra Grande (50 percent) [3]	2.26	0.116	0.26	0.85	0.119	0.10	95
Ghana							
Iduapriem	33.32	0.040	1.33	25.50	0.048	1.23	94.5 – 97 [4]
Obuasi [2]	29.34	0.219	6.42	14.66	0.221	3.25	47 – 83 [4]
Guinea							
Siguiri (85 percent) [3]	61.87	0.016	1.01	73.97	0.030	2.24	93 – 96 [4]
Mali							
Morila (40 percent) [3]	6.06	0.059	0.36	3.03	0.033	0.10	89 – 91.5 [4]
Sadiola (38 percent) [3]	2.68	0.060	0.16	3.43	0.075	0.26	78 – 93 [4]
Yatela (40 percent) [3]	1.50	0.026	0.04	0.88	0.142	0.12	75 – 85 [4]
Namibia							
Navachab	7.94	0.026	0.21	30.40	0.037	1.13	72 – 94 [4]
Tanzania							
Geita	-	-	-	49.43	0.097	4.78	51.5 – 92.8 [4]
United States of America							
Cripple Creek & Victor	124.09	0.027	3.36	61.40	0.025	1.56	50 – 77 [4]
Total	374.97	0.055	20.61	738.72	0.072	52.93	

(1) Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2) Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3) Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.

(4) Recovery factor varies according to ore type.

(5) Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.

(6) The Vaal Reef Ore Reserves include 42.33 million pounds of Uranium by-products; this can not be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(7) The Ore Reserve contains 35.7 million ounces of silver to be recovered as a by-product.

(8) The Ore Reserve contains 639 million pounds of copper.

(9) 0.44 million tons of sulfur will be recovered from processing the Ore Reserve.

Rounding may result in computational differences.

The 2008 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
TauTona	0.7	0.463	0.3
Mponeng	24.8	0.377	9.3
Moab Khotsong	13.1	0.273	3.6
Obuasi	4.7	0.412	1.9
Brasil Mineracao	4.6	0.180	0.8
Total	47.9	0.334	16.0

Rounding may result in computational differences.

Ore Reserves: Imperial	At December 31, 2007							
	Proven Ore Reserves [1]			Probable Ore Reserves [1][2]			Metallurgical Recovery Factor	
	Tons [5]	Grade	Gold Content [1]	Tons [5]	Grade	Gold Content [1]		
	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)	percent	
South Africa								
Vaal River [6]								
Great Noligwa	10.9	0.217	2.4	7.3	0.209	1.5	96.5	
Kopanang	5.9	0.243	1.4	15.1	0.193	2.9	97.6	
Moab Khotsong [2]	1.3	0.229	0.3	22.3	0.300	6.7	96.8 – 97.3	[4]
Tau Lekoa	7.3	0.036	0.3	6.8	0.022	0.1	97.1	
West Wits								
Mponeng [2]	2.3	0.287	0.7	35.6	0.267	9.5	98.1 – 98.6	[4]
Savuka	0.1	0.221	0.0	3.5	0.193	0.7	97.4	
TauTona [2]	0.6	0.270	0.2	14.0	0.317	4.4	98.0	
Surface								
Surface sources	-	-	-	130.9	0.015	1.9	44 – 87.9	[4]
Argentina								
Cerro Vanguardia (92.5 percent) [3][7]	1.2	0.177	0.2	8.7	0.192	1.7	95.2	
Australia								
Boddington (33.33 percent) [3][8]	62.4	0.026	1.6	176.0	0.022	3.9	81.6	
Sunrise Dam	13.2	0.068	0.9	5.7	0.128	0.7	83.5	
Brazil								
Brasil Mineraçáo [9]	7.3	0.224	1.6	4.7	0.179	0.8	87 – 92.5	[4]
Serra Grande (50 percent) [3]	2.5	0.117	0.3	0.7	0.147	0.1	90 – 97	[4]
Ghana								
Iduapriem (100 percent) [3]	40.3	0.043	1.7	14.5	0.048	0.7	94.0 – 94.4	[4]
Obuasi [2]	35.5	0.136	4.8	16.6	0.210	3.5	25 – 81.0	[4]
Guinea								
Siguiri (85 percent) [3]	23.5	0.017	0.4	98.7	0.023	2.2	93 – 97.5	[4]
Mali								
Morila (40 percent) [3]	5.8	0.065	0.4	4.4	0.059	0.3	89 – 91.5	[4]
Sadiola (38 percent) [3]	2.0	0.080	0.2	2.6	0.091	0.2	78 – 93	[4]
Yatela (40 percent) [3]	2.2	0.047	0.1	0.9	0.107	0.1	75	
Namibia								
Navachab	6.4	0.029	0.2	30.1	0.043	1.3	73 – 93	[4]
Tanzania								
Geita	6.2	0.030	0.2	68.7	0.092	6.3	43.8 – 92.8	[4]
United States of America								
Cripple Creek & Victor	118.9	0.028	3.3	52.5	0.027	1.4	61	
Total	**355.7**	**0.060**	**21.2**	**720.2**	**0.071**	**51.0**		

(1)   Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)   Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3)   Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.

(4)   Recovery factor varies according to ore type.

(5)   Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.

(6)   The Vaal Reef Ore Reserves include 42.97 million pounds of Uranium by-products; this can not be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(7)   The Ore Reserve contains 31.0 million ounces of silver to be recovered as a by-product.

(8)   The Ore Reserve contains 511 million pounds of copper.

(9)   0.47 million tons of sulfur will be recovered from processing the Ore Reserve.

Rounding may result in computational differences.

The 2007 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Tau Tona	5.0	0.400	2.0
Mponeng	19.2	0.327	6.3
Moab Khotsong	13.6	0.262	3.6
Obuasi	4.3	0.322	1.4
Total	42.1	0.314	13.3

Rounding may result in computational differences.

Ore Reserves: Metric	At December 31, 2008							
	Proven Ore Reserves [1]			Probable Ore Reserves [1][2]			Metallurgical	
	Tonnes [6] (mill)	Grade (g/t)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)	Recovery factor percent	
South Africa								
Vaal River [5]								
Great Noligwa	6.03	7.19	43.34	5.02	6.76	33.95	96.1	
Kopanang	1.12	9.16	10.30	15.07	7.58	114.22	97.8	
Moab Khotsong [2]	1.86	10.13	18.80	19.13	10.93	209.01	96.7 – 97.2	(4)
Tau Lekoa	0.60	3.98	2.37	0.69	3.98	2.75	97.4	
West Wits								
Mponeng [2]	2.47	9.17	22.66	35.32	10.80	381.49	98.2 – 98.7	(4)
Savuka	0.06	6.35	0.36	3.54	6.60	23.35	97.5	
TauTona [2]	0.41	9.75	3.98	9.69	9.47	91.72	97.8	
Surface								
Surface sources	-	-	-	109.56	0.52	56.78	48 – 91	(4)
Argentina								
Cerro Vanguardia (92.5 percent) [3][7]	9.99	1.39	13.90	12.29	3.52	43.24	65.5 – 94.0	(4)
Australia								
Boddington (33.33 percent) [3][8]	56.93	0.90	51.45	207.60	0.75	156.5	80.4	
Sunrise Dam	10.89	2.12	23.09	6.90	5.23	36.07	76 – 94	(4)
Brazil								
Brasil Mineraçáo	5.71	7.33	41.91	6.27	6.03	37.77	88 – 93	(4)
Serra Grande (50 percent) [3]	2.05	3.96	8.12	0.77	4.07	3.13	95	
Ghana								
Iduapriem	30.23	1.37	41.32	23.13	1.65	38.14	94.5 – 97	(4)
Obuasi [2]	26.62	7.50	199.57	13.30	7.59	100.96	47 – 83	(4)
Guinea								
Siguiri (85 percent) [3]	56.13	0.56	31.48	67.11	1.04	69.64	93 – 96	(4)
Mali								
Morila (40 percent) [3]	5.50	2.02	11.10	2.75	1.14	3.13	89 – 91.5	(4)
Sadiola (38 percent) [3]	2.43	2.06	5.00	3.11	2.59	8.04	78 – 93	(4)
Yatela (40 percent) [3]	1.36	0.90	1.23	0.79	4.86	3.86	75 – 85	(4)
Namibia								
Navachab	7.21	0.89	6.39	27.58	1.28	35.19	72 – 94	(4)
Tanzania								
Geita	-	-	-	44.84	3.32	148.75	51.5 – 92.8	(4)
United States of America								
Cripple Creek & Victor	112.57	0.93	104.60	55.70	0.87	48.59	50 – 77	(4)
Total	340.17	1.88	640.97	670.16	2.46	1646.28		

(1) Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2) Probable Ore Reserves include Ore Reserves below infrastructure. See table below.
(3) Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.
(4) Recovery factor varies according to ore type.
(5) The Vaal Reef Ore Reserves include 19.2 thousand tonnes of Uranium by-products; this can not be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.
(6) Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.
(7) The Ore Reserve contains 1 109 tonnes of silver to be recovered as a by-product.
(8) The Ore Reserve contains 0.29 million tonnes of copper.
(9) 0.44 million tonnes of sulfur will be recovered from processing the Ore Reserve.

Rounding may result in computational differences.

The 2008 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
TauTona	0.6	15.87	10.0
Mponeng	22.5	12.92	290.7
Moab Khotsong	11.9	9.37	111.2
Obuasi	4.3	14.14	60.6
Brasil Mineracao	4.2	6.18	25.9
Total	43.5	11.46	498.3

Rounding may result in computational differences.

Ore Reserves: Metric

	At December 31, 2007							
	Proven Ore Reserves [1]			Probable Ore Reserves [1][2]			Metallurgical Recovery Factor percent	
	Tonnes [6] (mill)	Grade (g/t)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/t)	Gold Content (tonnes)		
South Africa								
Vaal River [5]								
Great Noligwa	9.9	7.45	73.9	6.6	7.17	47.5	96.9	
Kopanang	5.4	8.35	44.8	13.7	6.60	90.2	97.8	
Moab Khotsong [2]	1.2	7.86	9.1	20.2	10.29	207.7	97.6	
Tau Lekoa	6.6	1.24	8.2	6.2	0.75	4.6	97.0	
West Wits								
Mponeng [2]	2.1	9.85	20.3	32.3	9.15	295.5	98.5	
Savuka	0.1	7.57	0.5	3.2	6.62	20.9	97.2	
TauTona [2]	0.6	9.27	5.2	12.7	10.86	138.3	98.1	
Surface								
Surface sources	-	-	-	118.7	0.50	59.9	44 – 88	(4)
Argentina								
Cerro Vanguardia (92.5 percent) [3][7]	1.0	6.08	6.3	7.9	6.58	52.1	95.2	
Australia								
Boddington (33.33 percent) [3][8]	56.6	0.89	50.3	159.6	0.76	122.0	82.2	
Sunrise Dam	12.0	2.34	28.2	5.2	4.39	22.7	83.5 – 85	(4)
Brazil								
Brasil Mineraçáo	6.6	7.69	51.0	4.3	6.12	26.1	87 – 94	(4)
Serra Grande (50 percent) [3]	2.3	4.02	9.2	0.6	5.04	3.0	91-96	(4)
Ghana								
Iduapriem (100 percent) [3]	36.6	1.46	53.5	13.2	1.65	21.7	94.5	
Obuasi [2]	32.2	4.67	150.2	15.1	7.21	108.8	80 – 81.0	(4)
Guinea								
Siguiri (85 percent) [3]	21.3	0.59	12.6	89.6	0.77	69.2	93 – 97.5	(4)
Mali								
Morila (40 percent) [3]	5.2	2.21	11.6	4.0	2.01	8.0	89 – 91.5	(4)
Sadiola (38 percent) [3]	1.8	2.75	4.9	2.3	3.13	7.3	80 – 94	(4)
Yatela (40 percent) [3]	2.0	1.60	3.2	0.8	3.68	3.0	85	(4)
Namibia								
Navachab	5.8	1.00	5.8	27.3	1.46	39.9	92	(4)
Tanzania								
Geita	5.6	1.01	5.7	62.4	3.14	195.9	66.4 – 92.8	(4)
United States of America								
Cripple Creek & Victor	107.9	0.96	103.8	47.6	0.92	44.0	60	
Total	**322.7**	**2.04**	**658.3**	**653.4**	**2.43**	**1,588.2**		

(1) Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2) Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3) Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.

(4) Recovery factor varies according to ore type.

(5) The Vaal Reef Ore Reserves include 19.5 thousand tonnes of Uranium by-products; this can not be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(6) Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.

(7) The Ore Reserve contains 963 tonnes of silver to be recovered as a by-product.

(8) The Ore Reserve contains 0.23 million tonnes of copper.

(9) 0.47 million tonnes of sulfur will be recovered from processing the Ore Reserve.

Rounding may result in computational differences.

The 2007 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
TauTona	4.5	13.71	62.3
Mponeng	17.4	11.23	195.1
Moab Khotsong	12.4	8.98	110.9
Obuasi	3.9	11.05	42.9
Total	38.2	10.78	411.2

Rounding may result in computational differences.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2008		
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South Africa			
Vaal River			
Great Noligwa	-	-	-
Kopanang	-	-	-
Moab Khotsong	-	-	-
Tau Lekoa	-	-	-
West Wits			
Mponeng	-	-	-
Savuka	-	-	-
TauTona	-	-	-
Surface			
Vaal River Surface – SA MET (2)	127.813	0.015	1.909
West Wits Surface - SA MET (2)	5.616	0.008	0.043
Argentina			
Cerro Vanguardia (92.5 percent) (1)	15.954	0.019	0.302
Australia			
Boddington (33.33 percent) (1)	0.693	0.018	0.013
Sunrise Dam	9.346	0.049	0.456
Brazil			
Brasil Mineraçáo	-	-	-
Serra Grande (50 percent) (1)	0.063	0.139	0.009
Ghana			
Iduapriem	2.955	0.034	0.100
Obuasi	6.306	0.053	0.333
Guinea			
Siguiri (85 percent) (1)(3)	61.873	0.016	1.012
Mali			
Morila (40 percent) (1)	8.200	0.048	0.394
Sadiola (38 percent) (1)	2.670	0.060	0.160
Yatela (40 percent) (1)	1.430	0.020	0.029
Namibia			
Navachab	6.224	0.021	0.131
Tanzania			
Geita	8.312	0.030	0.251
United States of America			
Cripple Creek & Victor	-	-	-

(1) Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.
(2) Centralized operations treating material on surface that was previously generated by several underground operations.
(3) Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2007		
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
South Africa			
Vaal River			
Great Noligwa	-	-	-
Kopanang	-	-	-
Moab Khotsong	-	-	-
Tau Lekoa	-	-	-
West Wits			
Mponeng	-	-	-
Savuka	-	-	-
TauTona	-	-	-
Surface			
Vaal River Surface – SA MET [2]	130.861	0.015	1.924
West Wits Surface - SA MET [2]	-	-	-
Argentina			
Cerro Vanguardia (92.5 percent) [1]	0.050	0.126	0.006
Australia			
Boddington (33.33 percent) [1]	0.161	0.024	0.004
Sunrise Dam	10.726	0.060	0.643
Brazil			
Brasil Mineraçáo	-	-	-
Serra Grande (50 percent) [1]	-	-	-
Ghana			
Iduapriem (100 percent) [1]	2.096	0.038	0.079
Obuasi [3]	9.901	0.050	0.492
Guinea			
Siguiri (85 percent) [1][4]	58.724	0.016	0.961
Mali			
Morila [3] (40 percent) [1]	7.685	0.051	0.391
Sadiola (38 percent) [1][5]	1.895	0.078	0.148
Yatela (40 percent) [1]	1.844	0.031	0.057
Namibia			
Navachab	4.977	0.020	0.102
Tanzania			
Geita	6.196	0.032	0.183
United States of America			
Cripple Creek & Victor	-	-	-

(1) Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.
(2) Centralized operations treating material on surface that was previously generated by several underground operations.
(3) Pompora TSF removed due to economic changes.
(4) Spent heap included in Ore Reserve.
(5) Sulfide stockpiles removed.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2008		
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South Africa			
Vaal River			
Great Noligwa	-	-	-
Kopanang	-	-	-
Moab Khotsong	-	-	-
Tau Lekoa	-	-	-
West Wits			
Mponeng	-	-	-
Savuka	-	-	-
TauTona	-	-	-
Surface			
Vaal River Surface - SA MET [2]	115.950	0.51	59.38
West Wits Surface - SA MET [2]	5.094	0.27	1.35
Argentina			
Cerro Vanguardia (92.5 percent) [1]	14.473	0.65	9.39
Australia			
Boddington (33.33 percent) [1]	0.628	0.63	0.39
Sunrise Dam	8.478	1.67	14.20
Brazil			
Brasil Mineraçáo	-	-	-
Serra Grande (50 percent) [1]	0.057	4.76	0.27
Ghana			
Iduapriem	2.681	1.16	3.11
Obuasi	5.720	1.81	10.36
Guinea			
Siguiri (85 percent) [3][1]	56.130	0.56	31.48
Mali			
Morila (40 percent) [1]	7.439	1.65	12.25
Sadiola (38 percent) [1]	2.422	2.06	4.99
Yatela (40 percent) [1]	1.297	0.70	0.91
Namibia			
Navachab	5.646	0.72	4.07
Tanzania			
Geita	7.541	1.03	7.80
United States of America			
Cripple Creek & Victor	-	-	-

(1) Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.
(2) Centralized operations treating material on surface that was previously generated by several underground operations.
(3) Spent heap included in Ore Reserve.

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2007		
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
South Africa			
Vaal River			
Great Noligwa	-	-	-
Kopanang	-	-	-
Moab Khotsong	-	-	-
Tau Lekoa	-	-	-
West Wits			
Mponeng	-	-	-
Savuka	-	-	-
TauTona	-	-	-
Surface			
Vaal River Surface - SA MET [2]	118.715	0.50	59.858
West Wits Surface - SA MET [2]	0.000	-	0.000
Argentina			
Cerro Vanguardia (92.5 percent) [1]	0.046	4.32	0.197
Australia			
Boddington (33.33 percent) [1]	0.146	0.81	0.118
Sunrise Dam	9.730	2.05	19.996
Brazil			
Brasil Mineraçáo	-	-	-
Serra Grande (50 percent) [1]	-	-	-
Ghana			
Iduapriem (100 percent) [1]	1.902	1.30	2.469
Obuasi [3]	8.982	1.70	15.290
Guinea			
Siguiri (85 percent) [4][1]	53.274	0.56	29.878
Mali			
Morila (40 percent) [3][1]	6.971	1.74	12.158
Sadiola (38 percent) [5][1]	1.719	2.67	4.598
Yatela (40 percent) [1]	1.673	1.05	1.762
Namibia			
Navachab	4.515	0.70	3.160
Tanzania			
Geita	5.621	1.01	5.701
United States of America			
Cripple Creek & Victor	-	-	-

(1)   *Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.*
(2)   *Centralized operations treating material on surface that was previously generated by several underground operations*
(3)   *Pompora TSF removed due to economic changes.*
(4)   *Spent heap included in Ore Reserve.*
(5)   *Sulfide stockpiles removed.*

Rounding may result in computational differences.

Drill hole spacing: Imperial

In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

	Drill Hole Spacings	
	Proven Ore Reserves	**Probable Ore Reserves**
South Africa		
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Argentina		
Cerro Vanguardia	41 x 41 feet	131 x 131 feet
Australia		
Boddington	131 x 115 feet	344 x 426 feet
Sunrise Dam	33 x 33 feet, 82 x 82 feet	66 x 66 feet, 131 x 131 feet, 164 x 164 feet
Brazil		
Brasil Mineraçáo	66 x 66 feet, 82 x 82 feet. Drilling pattern of 197 x 66 feet for Cuiaba Expansion Project.	66 x 66 feet, 164 x 164 feet.
Serra Grande (50 percent)	33 x 33 feet, 66 x 33 feet	33 x 66 feet, 66 x 164 feet
Ghana		
Iduapriem	164 x 164 feet, 328 x 164 feet	246 x 164 feet, 328 x 246 feet
Obuasi - Surface	66 x 66 feet	98 x 98 feet
Obuasi - Underground	66 x 66 feet	197 x 197 feet
Guinea		
Siguiri	16 x 33 feet	66 x 131 feet, 82 x 82 feet
Mali		
Morila	33 x 33 feet	98 x 98 feet
Sadiola	66 x 66 feet, 82 x 82 feet	82 x 164 feet
Yatela	33 x 33 feet, 82 x 82 feet	115 x 148 feet
Namibia		
Navachab	33 x 33 feet	82 x 164 feet
Tanzania		
Geita	16 x 33 feet, 33 x 33 feet	131 x 131 feet
USA		
Cripple Creek & Victor	<98 x 98 feet	>98 x 98 feet

Drill hole spacing: Metric

In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

	Drill Hole Spacings	
	Proven Ore Reserves	**Probable Ore Reserves**
South Africa		
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 meter spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Argentina		
Cerro Vanguardia	12.5 x 12.5 meter	40 x 40 meter
Australia		
Boddington	40 x 35 meter	130 x 105 meter
Sunrise Dam	10 x 10 meter, 25 x 25 meter	20 x 20 meter, 40 x 40 meter, 50 x 50 meter
Brazil		
Brasil Mineraçáo	20 x 20 meter, 25 x 25 meter. Drilling pattern of 60 x 20 for Cuiaba Expansion Project.	20 x 20 meter, 50 x 50 meter.
Serra Grande (50 percent)	10 x 10 meter, 20 x 10 meter	10 x 20 meter, 20 x 50 meter
Ghana		
Iduapriem	50 x 50 meter, 100 x 50 meter	75 x 50 meter, 100 x 75 meter
Obuasi – Surface	20 x 20 meter	30 x 30 meter
Obuasi - Underground	20 x 20 meter	60 x 60 meter
Guinea		
Siguiri	5 x 10 meter	20 x 40 meter, 25 x 25 meter
Mali		
Morila	10 x 10 meter	30 x 30 meter
Sadiola	20 x 20 meter, 25 x 25 meter	25 x 50 meter
Yatela	10 x 10 meter, 25 x 25 meter	35 x 45 meter
Namibia		
Navachab	10 x 10 meter	25 x 25 meter
Tanzania		
Geita	5 x 10 meter, 10 x 10 meter	40 x 40 meter
USA		
Cripple Creek & Victor	<30 x 30 meter	>30 x 30 meter

RESEARCH AND DEVELOPMENT

AngloGold Ashanti has developed research and development (R&D) programs which focus on technical initiatives to reduce risk and improve efficiency in the key areas of safety, environment, geology, mining, metallurgical processing and engineering.

Research and development expenditure amounted to $1 million, $10 million and $4 million during 2008, 2007 and 2006, respectively.

Most of this work is conducted in collaboration with appropriate third parties such as research organizations, universities, other mining companies, mining service providers, equipment suppliers and contractors. The company also encourages and supports in-house research projects to address issues at specific operations.

AngloGold Ashanti's wholly-owned subsidiary, ISS International (ISSI), is a global company specializing in seismic monitoring of mines and engineering structures. ISSI, in conjunction with AngloGold Ashanti, initiates and undertakes seismological research. This seismological research and development program is focused on addressing the shortcomings in the areas of science, technology and the transfer of knowledge and experience to the relevant people. Five main areas are addressed: emergency response to rock bursts, prevention of rock bursts, intermediate- and short-term hazard assessment, alerts and back analyses. Several of the research and development projects are done in combination with a newly established AngloGold Ashanti Rock Engineering applied research unit. The main objective of this research and development is to enhance the safety of those working in mining operations. R&D successes include improvements in quick location methodology and location accuracy, and progress has been made in both elastic and inelastic numerical modeling and seismic data integration, and in-stope wireless communication. Significant progress has also been made in capacity building among junior research personnel.

Cyanide management remains a key issue for AngloGold Ashanti which is a signatory of the International Cyanide Management Institute (ICMI) and the company is fully committed to achieving compliance with the International Cyanide Management Code. The company continues to communicate on cyanide-related issues with the ICMI on an ongoing basis. As of February 1, 2009, over 50 percent of the AngloGold Ashanti operations were fully accredited; this represented 25 percent of ICMI certified mines. Every effort is being made to achieve certification at all sites as quickly as possible.

AngloGold Ashanti continues to support the catalysis initiative within the AuTEK program which is aimed at finding new industrial uses for gold. AuTEK is managed by Mintek, a South African research and development center which also receives government funding. Fellow gold miners, Gold Fields and Harmony are co-sponsors of AuTEK with support specifically for nanotechnology and bio-medical applications, respectively. The catalysis initiative has until now focused on developing catalysts for carbon monoxide oxidation for use in fuel cells and in photocatalysis. A pilot plant for the production of gold catalysts has been constructed and commissioned. The current focus is to develop business relationships with catalyst marketing companies and potential end users. Promising applications include gas masks, mine refuge bays, gas scrubbing for underwater welding, catalytic converters for diesel engines and the catalysis of a variety of industrial chemical reactions.

Safety, health and environmental initiatives include:

- Cyanide code implementation;
- Fall-of-ground management initiatives including
  - Risk-based mine planning using conditional simulation techniques;
  - Improving short-term seismic hazard assessment by means of an enhanced numerical modeling capability; and
  - Improving tunnel support systems in deep, seismically active mines using a destructive proof-testing approach;
- SPAR – Separate People And Risk (a South African division initiative to remove people from high-risk workplaces and to develop less people-intensive mining methods);
- Implementation of integrated malaria control programs at high prevalence sites;
- Participation in research initiatives towards an effective tuberculosis control program in collaboration with the University of Stellenbosch and involvement in the Thibela TB project being run by the CREATE – Consortium to Respond Effectively to the AIDS and TB Epidemic – consortium;
- Studies into the impact of employee health and wellness on health and safety performance in collaboration with the University of the North West;
- Initiation of a company-wide review of closure management funding and activities which will be completed during 2009; and
- Various initiatives to reduce silica dust exposure in stopes including automated in-stope water-blasting and deployment of fogging systems.

Geological initiatives include:

- Amira project P843 researching the geometallurgical characterisation of orebodies;
- Testing large-scale spectral core scanning as a geometallurgical tool;
- Production of metallurgical orebody domains based on geometallurgical characterisation and mine modeling;
- Investigations into alternative devices for underground sampling;
- Amira project to understand hydrothermal chemical characteristics of ores and the potential implications for processing and recovery;
- Integration of software used for geological mapping and modeling;
- Evaluation of the use of hand-held X-Ray Fluorescence instruments for in-situ analysis of metal content;
- Project to apply Sirovision 3D mapping technology to deep-level South African gold mines;
- Initial research into the use of real-time blast monitoring; and
- Advanced geostatistical research into multivariate estimation and advanced optimization and scheduling.

Mining initiatives include:

- Investigation into uranium scanning technology to "infer" gold grade in samples; and
- Development, in conjunction with Sandvik, of a mini self-climbing box-hole borer, which will remove people from the development of 30 meters of box holes, has been completed and is ready to begin its first hole.

Processing initiatives include:

- Research into the possible replacement of cyanide with thiosulphate for the leaching of gold in order to reduce environmental and health impacts associated with the use of cyanide;
- Converting to resin-based uranium extraction which has significantly reduced power requirements;
- The Amira P9 comminution and flotation project which is aimed at improving the efficiency of these processes with the development of sophisticated process control and simulation methods;
- Amira P420 gold processing project focused on improving gold recovery from refractory (difficult to process) ores; and
- Heap-leach solution flow modeling to improve the accuracy of gold production forecasting at Cripple Creek & Victor.

Engineering initiatives include:

- A range of initiatives to reduce electricity requirements in South Africa including:
  - Replacement of compressed air drills with more efficient electric drills in conjunction with Hilti; and
  - Introduction of the three-pipe chamber system for pumping water out from underground;
- The phasing in of "New Era" locomotives which offer improved efficiency as well as better control systems, more effective brakes, better ergonomics and safer control systems;
- Implementation of collision avoidance systems to reduce underground tramming accidents; and
- Introduction of glass reinforced plastic instead of stainless steel to improve corrosion resistance in the highly acidic uranium plant.

COMPETITION

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. However, gold producers do compete against each other for acquisition of exploration opportunities and human resources.

INTELLECTUAL PROPERTY

AngloGold Ashanti, as a group, is not dependent on intellectual property for the conduct of its business as a whole.

SUSTAINABLE DEVELOPMENT: SAFETY, HEALTH, ENVIRONMENTAL AND SOCIAL DEVELOPMENT

AngloGold Ashanti published its Report to Society 2008 on March 27, 2009. A copy has been furnished to the SEC under Form 6-K. This report covers issues pertaining to social development in line with AngloGold Ashanti's values and business principles and the Global Reporting Initiative Guidelines prepared on a country and operational basis. The following has been extracted from the Report to Society 2008.

RENEWING THE VISION, MISSION AND VALUES

In late 2007, AngloGold Ashanti embarked on a consultative process to review the company's vision, mission and values. The process was built on the launch of the 'Safety is our first value' campaign at the South African operations in November 2007, and was developed further through interactions between executive management and employees in a range of different interventions over the following months.

The new vision, mission and values statement was approved for implementation by the group executive committee in June 2008 as follows:

OUR VISION

To be the leading mining company.

OUR MISSION

We create value for our shareholders, our employees and our business and social partners by safely and responsibly exploring for, mining and marketing our products. Our primary focus is gold and we will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR VALUES

Safety is our first value. We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.

We treat each other with dignity and respect. We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity. We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments. We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behavior, our ethics and our actions. We aim to deliver high-performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there. We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment. We are committed to continually improving our processes in order to prevent pollution, minimize waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

LEADERSHIP AND GOVERNANCE

AngloGold Ashanti is committed to the highest standards of corporate governance, which is the responsibility of the Board of Directors as a whole, with some authority delegated to the Audit and Corporate Governance Committee of the board and the management Disclosures Committee. The board is guided by the company's founding statements, the board charter, the company's legal obligations in terms of the South African Companies Act of 1973 (as amended), the US Sarbanes-Oxley Act of 2002 (SOX), the company's legal and disclosure obligations to the JSE (where it holds its primary listing), as well as various corporate governance guidelines, such as the King Report on Corporate Governance 2002 (King Code). A Code of Ethics for the chief executive officer, the chief financial officer and senior financial officers also guides conduct.

Various other legislative and governance standards guide the company's legal and disclosure obligations. Management takes day-to-day responsibility for corporate governance and reports regularly to the board and various board committees. The board chairman plays an active role in the corporate governance issues faced by the company, interacting regularly with executive directors, senior management and other interested parties, when necessary.

The Safety, Health and Sustainable Development Committee oversees the company's performance regarding safety, health and the environment, and its social interaction with the communities in which it operates. This committee is also responsible for establishing targets in relation to each of these areas. Safety, health and environmental performance and relations with government, community members and other stakeholders, form an integral part of operational management. The Transformation and Human Resource Development Committee, formerly the Employment Equity and Development Committee, is responsible for overseeing the company's performance regarding employment equity, transformation and staff development by taking into account the requirements of applicable legislation, relevant international labor conventions and the monitoring of targets set by the company. The committee is also responsible for developing employee skills by seeking to retain and nurture talent, by providing employees with the opportunity to enhance their skills and knowledge.

MANAGEMENT SYSTEMS AND ACCOUNTABILITY

Operational restructuring has been undertaken across AngloGold Ashanti over the past two years to align the company's structure with the revised corporate strategy and the new executive team, so as to bring the company's leadership closer to the operations. Key developments here include the appointment in late 2007 of three operational heads (one each for Australasia, Africa and the Americas) and the separation of divisional responsibility in Africa (home to the majority of the group's operations) into West Africa and Southern Africa divisions. The bases for these Africa divisions are Accra in Ghana and Potchefstroom in South Africa, reinforcing the notion of regional centers in close proximity to the operations to ensure prompt technical and administrative support. In early 2009, taking this approach a step further, the West African division was split into Ghana and Guinea/Mali management structures.

Given AngloGold Ashanti's renewed vision and values and revised corporate strategy, a complete review of the group's human resource management systems and structure, called the System for the Management of People (SMP), is being undertaken. Given the changing world of work, the current socio-economic climate and continued key skills shortages in the mining industry, this is considered a strategic imperative.

ANGLOGOLD ASHANTI AS AN EMPLOYER

AngloGold Ashanti is a significant employer in many of the countries in which it operates. The majority of the group's employees (including contractors) are in South Africa (58 percent), Ghana (15 percent), Tanzania (5 percent) and Brazil (9 percent). In 2008, AngloGold Ashanti employed 62,895 people (calculated on a monthly average basis), comprising 48,580 (77 percent) permanent employees and 14,315 (23 percent) contractors – an increase year-on-year of 2.2 percent. In 2007, there were 61,522 employees – 47,383 (77 percent) permanent and 14,139 (23 percent) contractors. In 2008, the level of turnover among permanent employees within the group was 8 percent.

Safety and occupational health

While the group safety and health policy is applicable to all operations, each operation also has in place safety and health policies that have been developed to take into account country- and operation-specific regulations and requirements. Unions and employees are generally involved in the development of these policies and, in South Africa, this interaction has typically been formal and enshrined in recognition agreements.

The identification and mitigation of risk is a vital part of the company's operations and an integral part of the safety and health management process. Matters relating to safety and health are included in the group's risk management strategy. Risk assessments are conducted regularly at both group and operational levels and are related to specific events or issues.

It is with regret that AngloGold Ashanti reports that 14 employees lost their lives during the course of work in 2008. There were 11 fatalities at the South African operations, two at the Obuasi mine in Ghana and one at Serra Grande in Brazil. The board and management of AngloGold Ashanti extend their deepest sympathies to the families and colleagues of those who died. It is the company's objective to eliminate accidents at work, especially fatal accidents, and much attention is being given to this. While this performance falls short of AngloGold Ashanti's stated aim of eliminating all fatal incidents at work, there was a significant improvement on the group's performance in 2007, when 34 people died at work. The FIFR, at 0.09 per million hours worked, was consequently 59 percent lower, compared with the 0.21 per million hours worked in 2007. Eleven of the 18 operating mining units did not experience a fatal incident (10 in 2007). The LTIFR improved by 11 percent to 7.32 injuries per million hours worked (2007: 8.24).

In 2008, AngloGold Ashanti embarked on an occupational safety and health leadership transformation project to create a strategic 'blueprint' for occupational safety and health in the company. The project team undertook site visits as well as in-depth management and employee interviews. Additionally, an extensive employee safety and health culture survey was conducted, the aim of which was to achieve a better understanding of the group's current management cultures, structures and systems. An analysis of macro-environmental drivers, industry trends and best practice was also undertaken so as to develop future scenarios that might affect safety and health.

Strategic initiatives to instill a culture of care were effective across the group. These were supported by the empowering of employees to take responsibility for their own safety and health and that of their colleagues, and by recognizing safety achievements.

The roll-out of the OHSAS 18001 safety and health management standard continued during the year, with the last two operations being recommended for certification by year-end. A protocol for safety and health systems and practice assessment that is consistent with OHSAS 18001 was developed and implemented at all operations during the year. All relevant role-players were familiarized with its requirements, and most of the preliminary assessments had been carried out by year-end.

Occupational health risks to employees vary significantly from region to region and by type of mining operation. The most significant occupational health risks at AngloGold Ashanti are: occupational lung disease (OLD), which comprises silicosis and occupational turberculosis (TB) in underground operations that are host to quartz-bearing rock; noise-induced hearing loss (NIHL); heat stress; and radiation. Occupational health regulations require ongoing biological monitoring for lead, mercury and arsenic, and other hazardous substances.

Respect for human rights

Respect for human rights is a key principle of the policies and practices that are integral to the group's sustainability efforts, and are entrenched in the constitutions and legislation of many of the countries in which the group operates. Oversight and implementation of these are largely the function of line managers.

The group continues to support both the UN Global Compact and the Voluntary Principles on Security and Human Rights. During the year, a Vice President for Global Security, with a specific remit to ensure that all security operations and practices take due cognizance of human rights, was appointed.

Certain human rights conventions, including those relating to freedom of association and collective bargaining, are entrenched in the South African constitution and legislation, as well as in the laws and regulations in other countries in which AngloGold Ashanti operates. Specifically, the company seeks to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labor, and by implementing these practices through country, operation and shaft level recognition and collective bargaining agreements, and through disciplinary, grievance and non-discrimination agreements and codes. No breaches of fundamental rights conventions were alleged, nor were any charges brought against the company in connection with these, during the year.

Freedom of association is recognized as a fundamental right within the group, and collective bargaining is encouraged. With the exception of Australia and the United States, where collective bargaining is not common in the resources sector, and in Tanzania where most employees have chosen not to belong to a representative union, collective bargaining structures are in place at all operations. Around 93 percent of the group's workforce is represented by recognized trade unions or provided for by way of collective bargaining processes. In the United States, Australia and Tanzania, a high degree of employee participation is encouraged.

All forms of discrimination, including racial and sexual harassment and discrimination against the disabled, are prohibited by the company's business principles as well as by legislation in most of the countries in which AngloGold Ashanti operates. Policies are in place at all operations to protect employees from prejudice and, in some countries, to promote the advancement of certain groups of employees. Specifically in countries in Africa and in Australia, the rights and promotion of indigenous peoples, the historically disadvantaged and women are provided for in law and adopted and followed by the company.

Regional health

The management of HIV & AIDS and malaria is undertaken on a regional and operational basis, with the appropriate level of resources dedicated to the threat posed by the disease.

The HIV & AIDS pandemic is at its worst in southern Africa, with the highest levels of prevalence estimated at the South African operations. Other countries where HIV & AIDS is of concern are Namibia, Ghana, Guinea and, to a lesser extent, Tanzania and Mali.

AngloGold Ashanti's response to HIV & AIDS is underpinned by the board-approved HIV & AIDS policy and, in South Africa, is supported by an HIV & AIDS agreement between the company and various unions. While AngloGold Ashanti recognizes that HIV & AIDS continues to have a major impact on employees and the company, it also believes that this impact can be managed. The provision of anti-retroviral therapy (ART), along with comprehensive prevention and treatment campaigns, has meant that mortality rates have declined, while absenteeism remained stable.

AngloGold Ashanti's malaria programs and protocols are based on World Health Organization (WHO) standards and guidelines. As malaria is something that affects whole communities, and not just employees of the company, an holistic approach is taken. Regionally, the group is involved with initiatives by government and by non-governmental organizations (NGOs) to combat the disease, and national guidelines are applied and provide the context for the various programs.

Malaria remains an area of concern for AngloGold Ashanti's operations in Ghana, Guinea, Mali and Tanzania, although employees at the South African operations may contract the disease when travelling to their homes in malaria-infected areas in neighbouring states. Key elements of the malaria control program are:

- information, education and communication, particularly among the communities;
- vector control, which is essentially the control of mosquitoes through indoor residual spraying and larviciding of breeding areas;
- early, effective diagnosis and treatment; and
- surveillance, monitoring and research.

An extensive integrated malaria control program is in place at Obuasi and the lessons learnt here are being applied elsewhere.

Environment

While day-to-day responsibility for environmental issues lies with mine and project management, the group's corporate environment team provides strategic guidance and monitors performance against company standards. Site-based and regional environmental specialists contribute to operational environmental functioning and combine to make up the Environmental Steering Committee at a group level. The senior environmental and community affairs functions at a corporate level were amalgamated during the year, reflecting the reality on the ground, where the natural and social environments are interdependent.

As a minimum, all operations are expected to comply with legislation, regulations and permits in their countries of operation, and with the obligations that the company has entered into (ICMM sustainable development framework and position statements, ISO 14001, International Cyanide Management Code, etc). All operations are required to implement the group's Environmental Policy, and country- and operation-specific policies are encouraged as a means of putting it into effect within a local context.

All AngloGold Ashanti operations have environmental management systems (EMSs) in place that are certified to the ISO 14001 standard. All operations are expected to maintain certification to the standard and to meet their individual targets as part of the group's commitment to continual improvement in environmental performance. All sites audited as part of the ISO surveillance program or for recertification successfully retained their certification.

The Corporate Environmental Review Program (CERP), first undertaken in 2007, verified that significant environmental aspects had been identified in each operation's management system, and assessed whether appropriate programs had been established to monitor and manage these aspects. During 2008, a program of follow up visits was undertaken to sites with significant environmental risks to ensure that acceptable controls were either being implemented or maintained. The results of CERP 2007 were used as the basis of the first company-wide environmental award, which was made to Brasil Mineração in Brazil.

A central tenet underlying the group's targets and performance is its commitment to optimizing resource usage and reducing waste. The nature of the orebody, mining methods and metallurgical processes employed differ from mine to mine, as do the circumstances in which mines operate. Hence, environmental priorities are identified and dealt with on a site-by-site basis.

Means to minimize and prevent pollution by operations of the surrounding environment are considered and typically built into mining projects at the start of the project. However, this has not always been the case at operations established many decades ago, when legislation was less stringent and when the technologies and practices used today were largely unknown. This has resulted in the capacity of the pollution prevention systems at several operations being unable to meet current requirements. Projects to address this are in place at operations affected in South Africa and Ghana. All operations are required to report all major environmental incidents to the corporate office. A summary of these reports is submitted quarterly to the Executive Committee and the Board Safety, Health and Sustainable Development Committee. AngloGold Ashanti defines a "major incident" as one which could affect the Company's reputation or which results in a cost to the Company exceeding $100,000, including fines, compensation, clean-up, loss of production and anticipated litigation costs.

104 major environmental incidents were reported in 2008, far more than in 2007. Most of these incidents fell into the categories of unpermitted gas emissions, unauthorised solution overflows or discharges and pipeline failures, which occurred at the metallurgical operations in South Africa and the Obuasi Mine in Ghana. The increase in the number of incidents reported over time is partly a function of more comprehensive reporting brought about by the implementation of better environmental management systems.

AngloGold Ashanti intends to revisit the environmental incident classification system during 2009 in order to align it with the revised risk management system.

In 2008, AngloGold Ashanti embarked on a process to develop a business case for responding to climate change, with 2007 used as the benchmark year. A three-part study, begun in detail in September 2008, includes:

- a group-wide assessment to determine more precisely the greenhouse gas footprint of all AngloGold Ashanti; and
- a comprehensive assessment to determine risks to which the company is exposed as a result of climate change.

Various risk categories (financial and investment, physical, and legal/regulatory) are being considered to reduce the company's dependence on fossil fuels. Given the group's focus on delivering value, the process aims to identify multiple and highly probable Clean Development Mechanism (CDM) projects. For AngloGold Ashanti, carbon trading presents a particular opportunity; around 84 percent of the company's gold production comes from developing countries, which are eligible for CDM projects.

AngloGold Ashanti, as part of its commitment to environmental stewardship, considers long-term sustainability of the land on which its operations are located to be an integral part of its responsibility. A number of its operations and projects are located in environmentally sensitive areas. A key objective for the year was to use the ICMM's Good Practice Guidance to improve the management of biodiversity-related issues in association with appropriate external organizations.

Community

Further refinement of the community affairs management framework continued during the year. An additional module on human rights and security is being refined, to support the new security discipline and in compliance with the Voluntary Principles on Security and Human Rights. In view of the integration of the community and environmental aspects of the business from a management perspective, a decision was taken late in 2008 to include community aspects in the existing ISO 14001 management systems in place at all operations. It is envisaged that this process will take two to three years.

The existing community management system, incorporating the stakeholder engagement action plans (SEAPs) and integrated development action plans (IDAPs) and the accompanying toolkits, is being redrafted into management standards on stakeholder engagement, social investment, cultural heritage and sacred sites, indigenous peoples and artisanal and small-scale mining (ASM). An AngloGold Ashanti land use management and land acquisition standard is being finalized and a specialist resettlement company has been appointed to provide greater support to operations in developing and implementing robust land management and resettlement practices.

Also at a corporate level, AngloGold Ashanti engaged with international advocacy and voluntary bodies to develop standards, norms and best practice, such as the International Council for Mining and Metals (ICMM) and the International Organization for Standardization (ISO). AngloGold Ashanti supports, and has participated in discussions and programs initiated by, the Responsible Jewellery Council (RJC), the World Gold Council (WGC), and the Initiative for Responsible Mining Assurance (IRMA).

In a number of countries, legislation and regulation are in place to guide companies regarding local community imperatives. In South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that all mining operations submit and adhere to a social and labor plan (SLP) as a pre-requisite for the granting of new order mining rights and that they report their compliance with the MPRDA in accordance with the Mining Charter. In addition to specific human resource-related issues, the Mining Charter requires that a mining company engages with communities in the vicinity of its operations and from which it draws its workforce. AngloGold Ashanti was granted its license conversions in respect of all of its operations in August 2005 and has reported on progress made against its SLP targets and commitments.

AngloGold Ashanti is also committed to engaging with NGOs, community-based organizations (CBOs) and other stakeholders on issues of mutual concern. Underpinning its strategy is the group's view that it is desirable that the various parties engage directly in relationships based on a mutual recognition of each other's legitimate right to operate. Specific structures are being put in place to deal with grievances and legacy issues.

During the year, the group continued with its strategy of building relationships with key stakeholders and interest groups, monitoring emerging trends, being proactive where possible, and responsive where issues arose unexpectedly.

A number of incidents relating to community issues and human rights were recorded during the year. Areas of greatest concern to the company are the continued clashes with artisanal miners operating illegally at Obuasi in Ghana and Siguiri in Guinea. Significant incidents include those involving:

- community members on the mine property who are engaged in illegal activities;
- clashes between the mine and contractor security personnel and community members; and
- protest action against the company.

The vast majority of these incidents (outside of protest action) stem from individuals involved in illegal activities.

A distinction is made between the death and injury of individuals involved in illegal activities without active security intervention and those incidents where security interventions led to the death or injury of community members. In the case of the former, there were 27 deaths and one injury due to falls of ground in the course of artisanal, and in most cases, illegal mining, and one death of a person suspected of attempting to steal fuel from a haul truck. In the case of the latter, three deaths occurred and three community members were injured. Twelve AngloGold Ashanti security personnel sustained injuries, some serious, while carrying out their duties. There were five incidents of significant protest action during the year with gunshot injuries being sustained.

The continued presence of artisanal and small-scale mining (ASM) at the company's operations and exploration sites in Ghana, Guinea, Tanzania, and the DRC presents a significant challenge to the company, resulting in various social, environmental and safety incidents. ASM activity has resulted in third-party fatalities on the company's lease areas. ASM communities seldom share information on safety incidents given that these activities are often illegal.

AngloGold Ashanti's position on ASM is that the group will act, first and foremost, in accordance with local regulations and legislation. However, the company recognizes the historical and current roles and rights of artisanal and small scale-miners, and that engagement is a critical factor in dealing with the issue. AngloGold Ashanti believes that co-existence with ASM is not only possible, but also desirable.

The group is in favor of promoting the development of orderly, viable ASM sectors in collaboration with host communities and governments in exchange for respect for the security of the group's operations. However, in most cases, these aspirations have not yet been achieved. There is an inherent potential for conflict between large-scale operators, working within a formal, regulated land tenure framework, and small-scale miners on the other, often outside of any regulations. AngloGold Ashanti believes that government needs to take a leading role in addressing ASM. It is also conscious that ASM is largely a social issue that can only be addressed through the upliftment of communities – an area in which the company has an important role to play.

As exploration and mining activities frequently occur in remote areas or in regions where there is very little other economic activity, their relative impact is often heightened. Therefore, the impact of potential and existing mining activities must be considered at all stages of an operation's life cycle, from exploration, through its operating life, to eventual closure.

A range of potential impacts and mitigating measures are identified when an environmental and social impact assessment is initially conducted, and mitigating measures are then incorporated into the environmental management plans (EMPs) over an operation's life of mine. Similarly, planning for closure takes into account both the environmental and social impacts that will be the mine's legacy to the community. Planning begins well in advance of closure which is a matter for discussion at most community engagement forums.

By supporting local economic development, operations can ensure that they play a positive role in the sustainable economic development of local communities. The fact that some mining operations are short-lived, and not all exploration projects necessarily become mines, presents a challenge as there is only a limited period in which to make an impact. Many of the group's operations are located in areas of great need, where development has been minimal, resources are scarce and high levels of poverty exist. The need to invest appropriately and in a manner that is sustainable is frequently countered by pressure from communities, and indeed governments, to receive tangible and immediate benefits. Where this makes sense, particularly in economically underdeveloped regions, operations are encouraged to develop partnerships with parties such as other mining companies and companies in other industries, contractors, NGOs and government to ensure more effective delivery.

In 2008, AngloGold Ashanti spent $9.25 million on corporate social investment (2007: $7.7 million). Corporate social investment expenditure is defined as the voluntary investment of funds in the broader community through programs spanning a range of development and maintenance activities that seek to complement the work of government, NGOs and CBOs, where the target beneficiaries are external to the company. Corporate social investment specifically excludes those activities where the purpose is primarily commercial, such as marketing, employee benefits or public relations activities.

Securing land to explore and conduct new mining activities and extend existing ones underpins the viability of the company. Surface land area may be required to conduct mining operations, with a permanent loss of surface features and structures, particularly for opencast mining, but also for underground mining and metallurgical processing infrastructure. Land is a particularly sensitive and emotive issue, and resettlement and compensation continues to be major considerations in the planning of mining activities.

Many communities have long-standing cultural and economic associations with the land on which they reside. It is therefore necessary for the company to engage with communities regarding resettlement, and to compensate them fairly and appropriately as part of a rigorous and recognized resettlement process. The group also needs to ensure that mechanisms are in place to address grievances or legacy issues that have arisen in respect of past access to land.

Following a detailed review of the company's resettlement and compensation practices in 2007, AngloGold Ashanti has developed a new approach to land management and its practice. The new AngloGold Ashanti policy resettlement policy draws on the International Finance Corporation's (IFC's) policies on Involuntary Resettlement.

4C.   ORGANIZATIONAL STRUCTURE

HEAD OFFICE STRUCTURE AND OPERATIONS

AngloGold Ashanti's operations are organized on a country basis. Management of AngloGold Ashanti is entrusted to the executive committee, comprising the two executive directors, 8 executive vice presidents and two vice presidents. See "Item 6.: Directors, senior management and employees". Day-to-day management of the operations vests with executive teams based in South Africa (Johannesburg and Potchefstroom), Ghana (Accra), United States (Denver), Brazil (Nova Lima), and Australia (Perth).

Corporate activities

Activities provided in the corporate area fall into three categories. First, support is provided to the executive committee in managing AngloGold Ashanti as a whole. Second, certain activities are managed centrally, including strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Third, certain specialized services are directed from the center although they are managed by operations. These include mining, engineering, metallurgy, mineral resource management, safety and health, the environment and human resources.

AngloGold Ashanti has investments in numerous principal subsidiaries and joint venture interests, see "Item 19.: Exhibits Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries" for details.

4D.   Property, plants and equipment

For a discussion on AngloGold Ashanti's mining properties, plant and equipment, see "Item 4B.: Business Overview".

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited and are based on the US GAAP financial statements.

This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three years ended and as at December 31, 2008, 2007 and 2006. It consists of the following subsections:

- Overview," which provides a brief summary of our operations;

- "Operating results," which includes a discussion of our consolidated financial results for the last three years and those factors influencing the results;

- "Liquidity and Capital Resources," an analysis of cash flows, sources and uses of cash, our financial position, capital commitments and contingencies, financial instruments, recent accounting pronouncements and critical accounting policies;

- "Trend information," a discussion of current and expected future production and the costs thereof;

- "Off-balance sheet arrangements," a discussion of significant off-balance sheet arrangements; and

- "Contractual obligations," a disclosure of known contractual obligations.

This item should be read in conjunction with the Company's consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

Included within Item 18 of this annual report are the financial statements of certain of the Company's joint ventures which are not audited by the Company's principal accountant. The principal accountant of AngloGold Ashanti has made reference to the work of other auditors in their report on the consolidated financial statements of AngloGold Ashanti Limited and therefore in compliance with Regulation S-X Rule 2-05 the separate reports of the other accountants are included in Item 18. Notwithstanding compliance with Regulation S-X Rule 2-05, these financial statements for the year ended December 31, 2008 did not meet the significant test requirements for separate financial statements and disclosures in terms of Regulation S-X Rule 3-09 for the financial year ended December 31, 2008. The joint venture operations situated in Mali (the Sadiola, Yatela and Morila Joint Ventures) did not meet the significance test requirements for separate financial statements and disclosures in terms of Regulation S-X Rule 3-09 for the financial year ended December 31, 2007.

Overview

For the year ended December 31, 2008, AngloGold Ashanti had an attributable production of approximately 5 million ounces (including joint ventures) of gold. Headquartered in Johannesburg, South Africa, the Company has a global presence with 21 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries which are supported by extensive, yet focused, exploration activities. As at December 31, 2008 the Company had Proven and Probable Ore Reserves of approximately 73.5 million ounces (including joint ventures) on an attributable basis.

AngloGold Ashanti's main product is gold. A portion of its revenue is derived from sales of silver, uranium oxide and sulfuric acid. The Company sells its products on world markets.

AngloGold Ashanti's world-wide operations, divided into countries are: South Africa (which comprises eight operations), Argentina (which encompasses one operation), Australia (which encompasses one operation), Brazil (which encompasses two operations), Ghana (which encompasses two operations), Guinea (which encompasses one operation), Mali (which encompasses three operations), Namibia (which encompasses one operation), Tanzania (which encompasses one operation) and the United States of America (which encompasses one operation). For more information on the Company's business and operations, see "Item 4B.: Business overview — Products, operations and geographical locations".

AngloGold Ashanti's costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs include labor, fuel, lubricants, power, consumable stores which include explosives, timber, other consumables and utilities. Labor is a significant component of production costs as the Company's mining operations consist mainly of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

With operations in ten countries on four continents, AngloGold Ashanti is exposed to a number of factors that could affect its profitability, including exchange rate fluctuations, inflation and other risks relating to these specific countries. These factors are inherent in conducting mining operations on a global basis, and the Company applies measures wherever appropriate and feasible, such as hedging instruments, intended to reduce its exposure to these factors.

5A.   OPERATING RESULTS

INTRODUCTION

The most significant income statement events of 2008 were the non-hedge derivative loss incurred in accelerating the reduction of the hedge book and the impairment loss on certain African assets.

During the year the hedge book was reduced by 5.29 million committed ounces from 11.28 million committed ounces at the beginning of the year to 5.99 million committed ounces as a result of delivery into maturing contracts and buy-back of certain non-hedge derivative contracts. These transactions resulted in the recognition of a loss during the year of $1,088 million, included under the caption "Non-hedge derivative loss". These transactions, which were funded from the proceeds of a rights offer completed in July 2008, have enabled the Company to significantly restructure and reduce its existing gold hedging position, which had adversely affected its financial performance in recent years. The Company had traditionally used gold hedging instruments to protect the selling price of some sales against declines in the market price of gold and the use of these instruments had prevented the Company from fully participating in the significant increases in the market price of gold in recent years.

The rights offer which closed in July 2008 resulted in the issue of 69,470,442 million ordinary shares and generated net proceeds of approximately $1.7 billion.

The Company recorded an impairment charge of $371 million on long-lived assets and $299 million on goodwill in 2008. This related primarily to the former Ashanti mines in Ghana and Tanzania. At the time of the Ashanti acquisition, the mines were accounted for by AngloGold Ashanti based on the forward gold curve. Since then, AngloGold Ashanti has consistently applied this methodology i.e. the forward gold curve off a 30-day average spot price during the fourth quarter, to test these assets annually for goodwill impairment purposes and when indicated for long-lived assets. Although the starting point of the forward gold price curve was higher in 2008 compared with 2007, the slope or rate of escalation of the price curve was lower in 2008. The forward price curve if discounted at US CPI is $817 per ounce (2007: $887 per ounce). Discount rates applied in 2008 are higher than those used in the previous year, reflecting current market and economic conditions. In addition, reserves at the Geita mine in Tanzania decreased during 2008. These two factors were the primary cause of the impairment charge in 2008.

Key factors affecting results

Gold prices

AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (IMF), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

On April 29, 2009, the afternoon fixing price for gold on the London Bullion Market was $898.25 per ounce.

For a discussion of the gold supply and demand dynamics, see "Item 4B.: Business overview – The Gold and Uranium Markets – Gold".

Production Costs

Production costs are incurred on labor, fuel, lubricants, power, consumable stores (which include explosives, timber and other consumables) and utilities incurred in the production of gold. AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increases by about $0.50 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil. Labor is also a significant component of production costs as AngloGold Ashanti's mining operations consist mainly of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

Impairments

In conducting mining operations, AngloGold Ashanti recognizes the inherent risks and uncertainties of the industry, and the wasting nature of assets. Recoverability of capitalized amounts is reviewed on a regular basis. In 2008, AngloGold Ashanti incurred an impairment charge of $371 million on long-lived assets and $299 million on goodwill.

Effect of exchange rate fluctuations

Currently, a significant portion of AngloGold Ashanti's revenues, excluding the effect of realized non-hedge derivatives, are generated in South Africa, and to a lesser extent in Brazil, Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2008, the Company derived 60 percent (57 percent including joint venture arrangements) of its revenues from these countries and incurred 59 percent (55 percent including joint venture arrangements) of its production costs in these local currencies. A 1 percent strengthening of these local currencies against the US dollar will result in an increase of total cash costs incurred of nearly $3 per ounce, or 1 percent. As the price of gold is denominated in US dollars and the Company realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves the Company's profitability in the short-term. Conversely strengthening of these local currencies against the US dollar adversely impacts the Company's profitability in the short-term. Based upon average rates during the respective years, the rand weakened and the real strengthened by approximately 17 percent and 6 percent respectively, against the US dollar in 2008 compared to 2007. The Argentinean peso had devalued to 3.45: 1 against the US dollar by December 31, 2008 from 3.15:1 against the US dollar as of January 1, 2008. The Australian dollar, based on the average rates during the respective years, strengthened by 2 percent against the US dollar in 2008 compared to 2007.

To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, the Company's cash and cash equivalents reported in US dollars could change. At December 31, 2008, approximately 46 percent of the Company's cash and cash equivalents were held in local currencies.

Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The government has indicated its intention to lift exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see "Item 10D.: Exchange controls".

Effect of inflation

The mining industry continues to experience price inflation for many commodities and consumables used in the production of gold which leads to higher production costs reported by many gold producers.

AngloGold Ashanti's operations have not been materially adversely affected by inflation in recent years given that it has benefited from sustained period of rising gold prices. However, the Company is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in Brazil, Argentina and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the Company's results and financial condition.

The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:

Year ended December 31	2008 percent	2007 percent	2006 percent
The average South African rand/US$ exchange rate weakened by:	17.4	3.8	6.3
PPI (inflation rate) increase:	14.2	10.0	7.7
Net effect	(3.2)	6.2	1.4

Effect of commodity instruments

AngloGold Ashanti has utilized commodity instruments to protect the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. The Company has been reducing its hedge commitments through hedge buy-backs (limited to non-hedge derivatives), deliveries into contracts and restructurings in order to provide greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available at lower gold prices. As a result, the Company has reduced its hedge commitments by 5.29 million ounces (or 47 percent) from 11.28 million ounces as at December 31, 2007 to 5.99 million ounces as at December 31, 2008. For a discussion of the Company's commodity instruments see "Item 11: Quantitative and qualitative disclosures about market risk".

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.

The following is a description of acquisitions and dispositions completed by AngloGold Ashanti from January 1, 2006 through December 31, 2008:

In February 2006, AnloGold Ashanti disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3.0 million).

On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a company with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each.

On June 30, 2006, AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing 19.99 percent interest in ITH (December 31, 2008; 14.55 percent held). The Company also granted to ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million) within four years of the grant date of the options. As part of the two option agreements, the Company will have the option to increase or dilute its stake in these projects.

On August 23, 2006, AngloGold Ashanti announced that it had entered into a conditional agreement with Central African Gold plc (CAG) to sell the assets, related to Bibiani and Bibiani North prospecting permit to CAG for a consideration of $40 million. The conditions precedent to the sale were satisfied effective December 28, 2006. The Bibiani North prospecting license was assigned to CAG on May 17, 2007 by the Ghanaian Land Commission and Registry.

Arising from the sale of Bibiani assets, AngloGold Ashanti applied $3 million of the partial proceeds to an investment of 15,825,902 Central African Gold plc (CAG) shares. Subsequent to this decision, local regulators required that the shares in CAG be sold within 90 days of December 28, 2006. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of £768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833 ($1.8 million).

On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance (joint venture) with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, the Company announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG's interest in its Krasnoyarsk based subsidiaries, OOO GRK Amikan (Amikan) and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania (AS APK) for a consideration of $40 million. In June 2007, the Company concluded the purchase of TSG's interests in Amikan (which holds the Veduga deposit, related exploration and mining licenses) and AS APK (which holds the Bogunay deposit, related exploration and mining licenses). These companies acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the joint venture. Of the assets acquired from TSG, assets of $15 million were subsequently sold by the joint venture during the quarter ended March 31, 2008.

On June 8, 2007, AngloGold Ashanti announced that it had sold, subject to certain conditions, most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005, to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations (Pty) Limited . The transaction was approved by the Competition Commissioner on May 5, 2008. An outstanding resolutive condition to the sale agreement, is consent by the Minister of Minerals and Energy of the transfer of mining rights.

During July 2007, AngloGold Ashanti disposed of its investment of 600,000 shares previously held in Mwana Africa plc for $0.8 million.

AngloGold Ashanti completed the acquisition of the minority interests in the Iduapriem and Teberebie mine previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent) effective September 1, 2007 for a total cash consideration of $25 million. The Iduapriem and Teberebie mine is now wholly-owned by the Company. The Company finalized the purchase price allocation of fixed assets during the third quarter of 2008. The final purchase price allocation did not vary significantly from the preliminary allocation.

On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AngloGold Ashanti and B2Gold to be amended. B2Gold would also acquire from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti, 25 million common shares and 21.4 million common share purchase warrants in B2Gold. On May 16, 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9 percent direct interest in B2Gold and increase B2Gold's interest in certain Colombian properties, as stated.

During the quarter ended June 30, 2008, the Company disposed of its 50 percent interest held in Nufcor International Limited, a London based uranium marketing, trading and advisory business, to Constellation Energy Commodities Group for net proceeds of $48 million.

Effective July 1, 2008, AngloGold Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek & Victor Gold Mining Company joint venture (CC&V) through the acquisition of 100 percent of Golden Cycle Gold Corporation (GCGC). The Company issued 3,181,198 AngloGold Ashanti shares (total value $118 million) pursuant to this transaction. The Company completed the purchase price allocation of fixed assets during the third quarter of 2008. The transaction was accounted for as a purchase business combination whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $18 million being recorded, relating mainly to the premium paid to obtain the remaining interest in CC&V.

On December 15, 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold Company Limited (SBG) and its wholly-owned subsidiary, São Bento Mineração S.A. (SBMSA) from Eldorado Gold Corporation (Eldorado) for a consideration of $70 million through the issuance of 2,701,660 AngloGold Ashanti shares. The transaction was accounted for as an asset acquisition. The purchase price was allocated to the underlying assets acquired. The purchase of SBG and SBMSA gives AngloGold Ashanti access to the São Bento mine, a gold operation situated in the immediate vicinity of AngloGold Ashanti's Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil.

The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and dispositions took place on the effective date of these transactions.

South African economic and other factors

AngloGold Ashanti is a company domiciled in South Africa, with a number of operations in South Africa. As a result, the Company is subject to various economic, fiscal and monetary factors that affect South African companies generally.

South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for financial institutions and individuals have been incrementally relaxed. It is, however, impossible to predict whether or when the South African government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see "Item 10D.: Exchange controls".

The Mineral and Petroleum Resources Royalty Act was promulgated by the South African Minister of Finance on November 24, 2008 and provides for the payment of a royalty according to a formula based on taxable earnings before interest and tax. It has a minimum rate of 0.5 percent and a maximum rate of 5 percent and is a tax deductible expense. It is estimated that the formula will translate to a royalty rate of between 2.5 percent and 4 percent of gross sales in terms of current pricing assumptions. The payment of royalties was scheduled to begin on May 1, 2009 but has been postponed to March 1, 2010 as announced in the minister of finance's budget speech on February 11, 2009.

Comparison of operating performance in 2008, 2007 and 2006

The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31, 2008:

Operating data for AngloGold Ashanti	Year ended December 31		
	2008	2007	2006
Total attributable gold production (thousand ounces)	4,982	5,477	5,635
Total cash costs ($/oz)	465	367	321
Total production costs ($/oz)	592	504	452
Production costs (million US dollars)	2,159	1,917	1,539
Capital expenditure (million US dollars)	1,239	1,059	817
- Consolidated entities	1,232	1,050	811
- Equity accounted joint ventures	7	9	6

Attributable gold production

For the year ended December 31, 2008, AngloGold Ashanti's total attributable gold production from continuing operations decreased by 495,000 ounces, or 9 percent, to 5 million ounces from 5.5 million ounces produced in 2007. In South Africa, gold production decreased by 10 percent from 2,328,000 ounces produced in 2007, to 2,099,000 ounces produced in 2008 mainly due to a decline in the volume of ore mined at Great Noligwa as a result of power shortages, stricter safety controls and lower volume mined at TauTona and Kopanang due to seismicity issues and power outages. Gold production in Argentina, Australia and Mali decreased from 204,000 ounces, 600,000 ounces and 441,000 ounces, respectively, produced in 2007, to 154,000 ounces, 433,000 ounces and 409,000 ounces, respectively, produced in 2008. This was mainly due to plant breakdowns and sedimentation problems at the plant that resulted in low mill throughput at Cerro Vanguardia (Argentina), the completion of mining the high grade ore in the base of the Mega Pit at Sunrise Dam (Australia) and a decrease in recovered grade as a result of stacking lower grade marginal ore at Yatela (Mali).

The decrease in gold produced over 2008 at most mines was partially offset by an increase in gold production in Ghana and Guinea from 527,000 ounces and 280,000 ounces, respectively, produced in 2007 to 557,000 ounces and 333,000 ounces produced, respectively, in 2008. This was mainly due to improved plant availability and utilisation at Siguiri (Guinea) and Iduapriem (Ghana).

For the year ended December 31, 2007, AngloGold Ashanti's total attributable gold production from continuing operations decreased by 158,000 ounces, or 3 percent, to 5.5 million ounces from 5.6 million ounces produced in 2006. In South Africa, gold production decreased by 9 percent from 2,554,000 ounces produced in 2006, to 2,328,000 ounces produced in 2007 mainly due to a decline in the volume of ore mined at Great Noligwa as a result of lower face advance and lower volume mined at TauTona and Kopanang due to seismicity issues. Gold production in Argentina, Ghana and Mali decreased from 215,000 ounces, 592,000 ounces and 537,000 ounces, respectively, produced in 2006, to 204,000 ounces, 527,000 ounces and 441,000 ounces, respectively, produced in 2007. This was mainly due to lower grades at Cerro Vanguardia (in Argentina); lower volumes mined due to an eleven day plant shutdown and power outages at Obuasi (in Ghana) and the impact on production following the sale of Bibiani (in Ghana) concluded in December 2006. In Mali gold production for 2007 was lower compared to 2006 due to lower recovered grades at Yatela, Morila and Sadiola.

The decrease in gold produced over 2007 at most mines was partially offset by an increase in gold production in Australia, Brazil, Guinea and Tanzania from 465,000 ounces, 339,000 ounces, 256,000 ounces and 308,000 ounces, respectively, produced in 2006, to 600,000 ounces, 408,000 ounces, 280,000 ounces and 327,000 ounces produced, respectively, in 2007. This was mainly due to the mining of high grade areas at Sunrise Dam (in Australia); at AngloGold Ashanti Brasil Mineração (in Brazil) due to Cuiabá mine expansion completed in latter half of 2006; at Siguiri (in Guinea) due to higher volumes treated with the Carbon-in-pulp (CIP) plant being in full production and at Geita (in Tanzania) due to the impact of adverse weather conditions, the delay in the Nyankanga pit push-back and lower recovered grade in 2006.

A more detailed review of gold production at each of AngloGold Ashanti's operations is provided under "Item 4B.: Business overview".

Total cash costs and total production costs

Comparison of total cash costs and total production costs in 2008 with 2007

Cash costs at most of the operations situated in South Africa increased in 2008 when compared to 2007. This was largely a result of the reduced volumes mined, declining grades, increased power tariffs, wage increases and input cost inflation.

Cerro Vanguardia, the Argentinean mine, recorded an increase in cash costs of 137 percent from $260 per ounce in 2007 to $617 per ounce in 2008, mainly as a result of lower volumes and grade, the increased cost of mining supplies, a function of the inflationary impact of higher commodity prices and higher maintenance costs (due to an extension on the useful life of some mine equipment), as well as an increase in wages and a decrease in by-product sales.

The Australian mine, Sunrise Dam, reported cash costs of $559 per ounce for 2008 compared to $262 per ounce for 2007, a 113 percent increase mainly due to significantly higher input costs, specifically for fuel and labor, during the year as well as a decrease in production.

The Brazilian mines, Brasil Mineração and Serra Grande, reported cash costs of $322 per ounce in 2008 compared to $246 per ounce in 2007 and $299 per ounce in 2008 compared to $264 per ounce in 2007, respectively. This increase in cash costs at both mines is mainly attributable to the appreciation of the local currency against the US dollar. Higher local inflation on materials, services and maintenance costs was partially offset by the better price received for sulfuric acid by-product at Brasil Mineração.

Obuasi in Ghana reported increased cash costs of $172 per ounce increasing to $636 per ounce in 2008 as a result of the increase in prices of consumables and fuel, contractor costs and power tariffs, as well as higher royalty payments. Iduapriem reported an increase in cash costs from $497 per ounce in 2007 to $625 per ounce in 2008 mainly due to the increase in prices of consumables and fuel, contractor costs and power tariffs in the second half of the year, as well as higher royalty payments. The total cash costs of Siguiri, in Guinea, were fractionally lower at $468 per ounce in 2008 compared to $471 per ounce in 2007.

The Malian operations reported increased cash costs. Yatela reported an increase in cash costs to $621 per ounce in 2008 compared to $300 per ounce in 2007 due to the significant decline in production, appreciation of the euro against the dollar and higher fuel and reagent prices. At Morila, cash costs increased in 2008 to $424 per ounce compared to $333 per ounce in 2007 mainly due to the decline in production, appreciation of the euro against the dollar and higher fuel prices, wages and mining contractor costs. At Sadiola, production increased 23 percent to 172,000 ounces, consequently cash costs decreased from $414 per ounce in 2007 to $401 per ounce in 2008.

Navachab in Namibia reported an increase in cash costs of 18 percent to $559 per ounce as a result of an increase in the costs of labor, diesel fuel and explosives whilst the decline in gold production also had a negative effect.

Geita in Tanzania reported a 30 percent increase in cash costs from $627 per ounce in 2007 to $814 per ounce in 2008 this was mainly due to lower production, the higher costs of power generation, spares and reagents also had a negative effect. In North America, Cripple Creek reported a $41 per ounce increase to $310 per ounce in 2008 mainly due to higher commodity and diesel fuel prices.

Overall, total cash costs for 2008 increased by $98 per ounce, or 27 percent, the primary causes being $53 per ounce was due to inflation, $25 per ounce to lower grades, $20 per ounce to lower volumes and a net $22 per ounce for other variences. These increases were partially offset by exchange gains of $22 per ounce.

Comparison of total cash costs and total production costs in 2007 with 2006

Cash costs in all of the operations situated in South Africa increased in 2007 when compared to 2006. This was largely a result of the reduced volumes mined, declining grades, safety-related stoppages and wage increases.

Cerro Vanguardia, the Argentinean mine, recorded an increase in cash costs of 17 percent from $223 per ounce in 2006 to $260 per ounce in 2007, mainly as a result of higher local inflation, increases in contractor and maintenance costs as well as an increase in the size of the workforce partially offset by higher silver by-product revenue.

The Australian mine, Sunrise Dam, reported cash costs of $262 per ounce for 2007 compared to $333 per ounce for 2006, a 21 percent decrease mainly due to record gold production in 2007.

The Brazilian mines, Brasil Mineração and Serra Grande, reported cash costs of $246 per ounce in 2007 compared to $207 per ounce in 2006 and $264 per ounce in 2007 compared to $196 per ounce in 2006, respectively. This increase in cash costs at both mines is mainly attributable to higher local inflation and reduced grade recovered and the appreciation of the local currency against the US dollar.

Obuasi in Ghana reported increased cash costs of $67 per ounce increasing to $464 per ounce in 2007 as a result of reduced production and increases in prices of consumables and rates of service contracts. Iduapriem reported an increase in cash costs from $413 per ounce in 2006 to $497 per ounce in 2007 mainly due to the combined impact of the mill shutdown and increases in contract mining costs. The operations at Siguiri, in Guinea, reported a $73 per ounce increase in cash costs to $471 per ounce, mainly as result of the appreciation of the Guinean franc against the US dollar, higher royalty payments linked to the higher gold price and higher fuel and labor costs.

The Malian operations reported increased cash costs. Yatela reported an increase in cash costs to $300 per ounce in 2007 compared to $241 per ounce in 2006 due to the decline in production, appreciation of the euro and FCFA against the dollar and higher fuel prices. At Morila, cash costs increased in 2007 to $333 per ounce compared to $266 per ounce in 2006 mainly due to the decline in production, appreciation of the euro and FCFA against the dollar and higher fuel prices. At Sadiola, production declined 26 percent to 140,000 ounces, consequently cash costs increased from $268 per ounce in 2006 to $414 per ounce in 2007.

Navachab in Namibia reported an increase in cash costs of 36 percent to $475 per ounce as a result of an increase in the costs of labor and explosives whilst a grade-related decline in gold production also had a negative effect. Geita in Tanzania reported a slight decrease in cash costs from $630 per ounce in 2006 to $627 per ounce in 2007. Reduced expenditure on equipment re-builds, contractor services and an increased level of production contributed to the containment of costs. In North America, Cripple Creek reported a $21 per ounce increase to $269 per ounce in 2007 mainly due to higher commodity and diesel fuel prices.

Overall, total cash costs for 2007 increased by $46 per ounce, or 14 percent, of which $21 per ounce was due to inflation, $20 per ounce to lower efficiencies, $8 per ounce to decreased by-product sales, $6 per ounce to lower volumes and $5 per ounce to exchange and royalty effects. These increases were partially offset by higher grades of $2 per ounce and other variances of $12 per ounce.

Total production costs per ounce increased from $504 per ounce in 2007 to $592 per ounce in 2008 and from $452 per ounce in 2006 to $504 per ounce in 2007.

A more detailed review of total cash costs and total production costs at each of AngloGold Ashanti's operations is provided under "Item 4B.: Business overview".

Reconciliation of total cash costs and total production costs to financial statements

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and Industry practice and are not US GAAP measures. The Gold Institute, which is incorporated into the National Mining Association, was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry guidelines, are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold Institute industry guidelines, plus amortization, depreciation and rehabilitation costs.

Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

A reconciliation of production costs as included in the company's audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2008 is presented below. In addition the Company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2008

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	TauTona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	Moab Khotsong	Surface operations	Corporate [6]
Production costs	155	125	29	152	128	78	74	41	13
Plus:									
Production costs of equity accounted joint ventures [1]	-	-	-	-	-	-	-	-	9
Less:									
Rehabilitation costs & other non-cash costs	(2)	(7)	(1)	-	-	(2)	(1)	-	26
Plus:									
Inventory movement	(1)	-	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	-	-
Related party transactions [2]	(3)	(1)	-	(1)	(2)	(1)	(1)	-	-
Adjusted for:									
Minority interests [3]	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(32)
Total cash costs	149	117	28	151	126	75	72	41	16
Plus:									
Depreciation, depletion and amortization	44	37	5	32	53	25	50	3	12
Employee severance costs	1	2	-	3	2	1	-	-	-
Rehabilitation and other non-cash costs	2	7	1	-	-	2	1	-	(26)
Adjusted for:									
Minority interests [3]	-	-	-	-	-	-	-	-	(8)
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(3)
Total production costs	196	163	34	186	181	103	123	44	(9)
Gold produced (000' ounces) [4]	600	314	66	330	362	143	192	92	-
Total cash costs per ounce [5]	248	373	424	458	348	524	375	446	-
Total production costs per ounce [5]	327	519	515	564	500	720	641	478	-

133

For the year ended December 31, 2008

<u>Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and USA</u>
(in $ millions, except as otherwise noted)

	ARGEN-TINA	AUSTRALIA		BRAZIL		GHANA		GUI-NEA	MALI			NAM-IBIA	TANZA-NIA	USA
	Cerro Vanguardia	Sunrise Dam	Boddington [8]	AngloGold Ashanti Brasil Mineração	Serra Grande	Obuasi	Iduapriem	Siguiri	Sadiola	Yatela	Morila	Navachab	Geita	Cripple Creek & Victor
Production costs	99	231	(1)	106	52	227	118	157	-	-	-	37	268	70
Plus:														
Production costs of equity accounted joint ventures [1]	-	-	-	-	-	-	-	-	60	34	65	-	-	-
Less:														
Rehabilitation costs & other non-cash costs	(5)	-	1	1	-	-	1	(1)	-	1	-	(1)	5	(3)
Plus:														
Inventory movement	(4)	1	-	(4)	-	(9)	1	(3)	-	1	(2)	-	(65)	63
Royalties	12	10	-	-	-	9	5	31	9	3	9	2	7	2
Related party transactions [2]	-	-	-	-	-	-	-	-	-	2	-	-	-	-
Adjusted for:														
Minority interests [3]	(7)	-	-	-	(26)	-	-	(28)	-	-	-	-	-	-
Total cash costs	95	242	-	103	26	227	125	156	69	41	72	38	215	132
Plus:														
Depreciation, depletion and amortization	17	46	-	42	17	81	24	36	32	2	13	4	55	31
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	5	-	(1)	(1)	-	-	(1)	1	-	(1)	-	1	(5)	3
Adjusted for:														
Minority interests [3]	(2)	-	-	-	(8)	-	-	(5)	-	-	-	-	-	-
Total production costs	115	288	(1)	144	35	308	148	188	101	42	85	43	265	166
Gold produced (000' ounces) [4]	154	433	-	320	87	357	200	333	172	66	170	68	264	258
Total cash costs per ounce [5]	617	559	-	322	299	636	625	468	401	621	424	559	814	[7]310
Total production costs per ounce [5]	747	665	-	450	402	863	740	565	587	636	500	632	1,004	643

134

For the year ended December 31, 2008

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**2,159**
Plus:	
Production costs of equity accounted joint ventures [1]	168
Plus:	
Rehabilitation costs & other non-cash costs	12
Less/(plus):	
Inventory movement	(22)
Royalties	99
Related party transactions [2]	(7)
Adjusted for:	
Minority interests [3]	(61)
Non-gold producing companies and adjustments	(32)
Total cash costs	**2,316**
Plus/(less):	
Depreciation, depletion and amortization	661
Employee severance costs	9
Rehabilitation and other non-cash costs	(12)
Adjusted for:	
Minority interests [3]	(23)
Non-gold producing companies and adjustments	(3)
Total production costs	**2,948**
Gold produced (000' ounces) [4]	**4,982**
Total cash costs per ounce [5]	**465**
Total production costs per ounce [5]	**592**

(1) Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2) Relates solely to production costs as included in the Company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(4) Attributable production only.

(5) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6) Corporate includes non-gold producing subsidiaries.

(7) Total cash costs per ounce calculation includes heap-leach inventory change.

(8) There was no production attributable to AngloGold Ashanti in 2008. Subsequent to year-end the Company announced the sale of its 33.33 percent interest in Boddington to Newmont Mining Corporation.

For the year ended December 31, 2007

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	TauTona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	Moab Khotsong	Surface operations	Corporate [6]
Production costs	159	132	30	201	133	80	51	39	49
Plus:									
Production costs of equity accounted joint ventures [1]	-	-	-	-	-	-	-	-	(8)
Less:									
Rehabilitation costs & other non-cash costs	-	1	-	(2)	(1)	-	(5)	-	(23)
Plus:									
Inventory movement	(1)	(1)	-	(1)	(1)	(1)	-	-	-
Royalties	-	-	-	-	-	-	-	-	-
Related party transactions [2]	(3)	(2)	(1)	(3)	(3)	(1)	(1)	(1)	-
Adjusted for:									
Minority interests [3]	-	-	-	-	-	-	-	-	1
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(8)
Total cash costs	155	130	29	195	128	78	45	38	11
Plus:									
Depreciation, depletion and amortization	53	64	5	50	37	45	34	3	15
Employee severance costs	1	1	-	1	1	1	-	-	-
Rehabilitation and other non-cash costs	-	(1)	-	2	1	-	5	-	23
Adjusted for:									
Minority interests [3]	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(4)
Total production costs	209	194	34	248	167	124	84	41	45
Gold produced (000' ounces) [4]	587	409	73	483	418	165	67	125	-
Total cash costs per ounce [5]	264	318	397	404	306	473	672	304	-
Total production costs per ounce [5]	356	474	466	513	400	752	1,254	328	-

For the year ended December 31, 2007

Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and USA
(in $ millions, except as otherwise noted)

	ARGEN-TINA	AUSTRALIA		BRAZIL		GHANA		GUI-NEA	MALI			NAMI-BIA	TANZA-NIA	USA
	Cerro Vanguardia	Sunrise Dam	Boddington [8]	AngloGold Ashanti Brasil Mineracão	Serra Grande	Obuasi	Iduapriem [9]	Siguiri	Sadiola	Yatela	Morila	Navachab	Geita	Cripple Creek & Victor
Production costs	44	145	1	82	52	176	92	136	-	-	-	36	206	73
Plus:														
Production costs of equity accounted joint ventures [1]	-	-	-	-	-	-	-	-	54	30	50	-	-	-
Less:														
Rehabilitation costs & other non-cash costs	(4)	3	(1)	(4)	(2)	(18)	(7)	(6)	(3)	(1)	-	2	(4)	(4)
Plus:														
Inventory movement	6	(2)	-	-	(1)	1	2	(3)	-	-	1	(1)	(4)	42
Royalties	11	11	-	-	-	8	4	28	6	5	8	1	7	-
Related party transactions [2]	-	-	-	-	-	-	-	-	1	2	1	-	-	-
Adjusted for:														
Minority interests [3]	(4)	-	-	-	(25)	-	(8)	(23)	-	-	-	-	-	-
Total cash costs	53	157	-	78	24	167	83	132	58	36	60	38	205	111
Plus:														
Depreciation, depletion and amortization	17	53	-	32	18	67	21	45	6	4	13	6	58	32
Employee severance costs	-	-	-	-	-	14	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	4	(3)	1	4	2	18	7	6	3	1	-	(2)	4	4
Adjusted for:														
Minority interests [3]	(1)	-	-	-	(10)	-	(2)	(7)	-	-	-	-	-	-
Total production costs	73	207	1	114	34	266	109	176	67	41	73	42	267	147
Gold produced (000' ounces) [4]	204	600	-	317	91	360	167	280	140	120	180	80	327	282
Total cash costs per ounce [5]	260	262	-	246	264	464	497	471	414	300	333	475	627	[7]269
Total production costs per ounce [5]	358	345	-	360	374	739	653	629	479	342	406	525	817	521

For the year ended December 31, 2007

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**1,917**
Plus:	
Production costs of equity accounted joint ventures [1]	126
Less:	
Rehabilitation costs & other non-cash costs	(79)
Plus/(less):	
Inventory movement	36
Royalties	89
Related party transactions [2]	(11)
Adjusted for:	
Minority interests [3]	(59)
Non-gold producing companies and adjustments	(8)
Total cash costs	**2,011**
Plus:	
Depreciation, depletion and amortization	678
Employee severance costs	19
Rehabilitation and other non-cash costs	79
Adjusted for:	
Minority interests [3]	(20)
Non-gold producing companies and adjustments	(4)
Total production costs	**2,763**
Gold produced (000' ounces) [4]	**5,477**
Total cash costs per ounce [5]	**367**
Total production costs per ounce [5]	**504**

(1) Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2) Relates solely to production costs as included in the Company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(4) Attributable production only.

(5) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6) Corporate includes non-gold producing subsidiaries.

(7) Total cash costs per ounce calculation includes heap-leach inventory change.

(8) There was no production attributable to AngloGold Ashanti in 2007.

(9) Remaining minority interests of 15 percent were acquired effective September 1, 2007.

For the year ended December 31, 2006

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	TauTona	Savuka	Great Noligwa	Kopanang	Tau Lekoa	Moab Khotsong	Surface operations	Corporate[6]
Production costs	137	128	29	161	128	78	29	32	(39)
Plus:									
Production costs of equity accounted joint ventures [1]	-	-	-	-	-	-	-	-	(28)
Less:									
Rehabilitation costs & other non-cash costs	1	(2)	1	(1)	-	(1)	(1)	-	6
Plus:									
Inventory movement	5	3	1	1	3	-	1	-	1
Royalties	-	-	-	-	-	-	-	-	-
Related party transactions [2]	(1)	(1)	(1)	(1)	(1)	-	-	-	-
Adjusted for:									
Minority interests [3]	-	-	-	-	-	-	-	-	(2)
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	66
Total cash costs	142	128	30	160	130	77	29	32	4
Plus:									
Depreciation, depletion and amortization	81	64	3	67	37	43	20	4	9
Employee severance costs	1	1	-	2	1	1	-	-	-
Rehabilitation and other non-cash costs	(1)	2	(1)	1	-	1	1	-	(6)
Adjusted for:									
Minority interests [3]	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	(3)
Total production costs	223	195	32	230	168	122	50	36	4
Gold produced (000' ounces) [4]	596	474	89	615	446	176	44	113	-
Total cash costs per ounce [5]	238	270	337	260	291	438	659	283	-
Total production costs per ounce [5]	374	411	359	374	377	693	1,136	318	-

For the year ended December 31, 2006

Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and USA
(in $ millions, except as otherwise noted)

	ARGEN-TINA	AUSTRALIA		BRAZIL		GHANA			GUI-NEA	MALI			NAMI-BIA	TANZA-NIA	USA
	Cerro Vanguardia	Sunrise Dam	Boddington[8]	AngloGold Ashanti Brasil Mineração	Serra Grande	Obuasi	Bibiani[9]	Iduapriem	Siguiri	Sadiola	Yatela	Morila	Navachab	Geita	Cripple Creek & Victor
Production costs	37	140	1	53	36	142	11	68	91	-	-	-	25	190	60
Plus:															
Production costs of equity accounted joint ventures [1]	-	-	-	-	-	-	-	-	-	41	21	46	-	-	-
Less:															
Rehabilitation costs & other non-cash costs	-	4	(1)	(3)	-	1	3	4	(3)	2	3	(2)	2	7	(2)
Plus:															
Inventory movement	3	4	-	-	2	4	1	3	11	2	3	3	3	(8)	40
Royalties	11	7	-	-	-	7	1	4	21	6	5	7	-	5	2
Related party transactions [2]	-	-	-	-	-	-	-	-	-	-	2	1	-	-	-
Adjusted for:															
Minority interests [3]	(3)	-	-	-	(19)	-	-	(10)	(18)	-	-	-	-	-	-
Total cash costs	48	155	-	50	19	154	16	69	102	51	34	55	30	194	100
Plus:															
Depreciation, depletion and amortization	35	38	-	20	14	79	9	27	52	19	15	17	7	49	39
Employee severance costs	-	-	-	-	-	15	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	(4)	1	3	-	(1)	(3)	(4)	3	(1)	(3)	4	(2)	(7)	2
Adjusted for:															
Minority interests [3]	(3)	-	-	-	(6)	-	-	(1)	(5)	-	-	-	-	-	-
Total production costs	80	189	1	73	27	247	22	91	152	69	46	76	35	236	141
Gold produced (000' ounces) [4]	215	465	-	242	97	387	37	167	256	190	141	207	86	308	283
Total cash costs per ounce [5]	223	333	-	207	196	397	432	413	398	268	241	266	349	630	[7]248
Total production costs per ounce [5]	372	406	-	301	278	638	594	544	593	363	326	367	407	766	498

For the year ended December 31, 2006

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**1,539**
Plus:	
Production costs of equity accounted joint ventures [1]	80
Less:	
Rehabilitation costs & other non-cash costs	17
Plus/(less):	
Inventory movement	84
Royalties	78
Related party transactions [2]	(2)
Adjusted for:	
Minority interests [3]	(54)
Non-gold producing companies and adjustments	68
Total cash costs	**1,810**
Plus/(less):	
Depreciation, depletion and amortization	749
Employee severance costs	22
Rehabilitation and other non-cash costs	(17)
Adjusted for:	
Minority interests [3]	(15)
Non-gold producing companies and adjustments	(3)
Total production costs	**2,546**
Gold produced (000' ounces) [4]	**5,635**
Total cash costs per ounce [5]	**321**
Total production costs per ounce [5]	**452**

(1) Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2) Relates solely to production costs as included in the Company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(4) Attributable production only.

(5) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6) Corporate includes non-gold producing subsidiaries.

(7) Total cash costs per ounce calculation includes heap-leach inventory change.

(8) There was no production attributable to AngloGold Ashanti in 2006.

(9) Bibiani was sold effective December 28, 2006.

Capital expenditure

Total capital expenditure of $1,239 million was recorded in the year ended December 31, 2008 compared to $1,059 million in the same period in 2007.   This represents a $180 million, or 17 percent, increase from 2007.   In South Africa, capital expenditure decreased from $411 million in 2007 to $347 million in 2008.   In Australia, capital expenditure increased from $281 million in 2007 to $439 million in 2008, mainly as a result of the expansion at Boddington mine. Capital expenditure in Ghana increased from $119 million in 2007 to $166 million in 2008, mainly due to the advancement of the plant extension project of Iduapriem and capital projects at Obuasi.

Total capital expenditure of $1,059 million, which includes $35 million relating to the fifteen-year secured capital leases for the new corporate office (Turbine Square and Turbine Hall), was recorded in the year ended December 31, 2007 compared to $817 million in the same period in 2006.   This represents a $207 million, or 25 percent, increase from 2006. In South Africa, capital expenditure increased from $321 million in 2006 to $411 million in 2007, mainly due to expansion projects at Mponeng, TauTona and the ramping up at Moab Khotsong. Expenditure in Brazil decreased to $141 million in 2007 from $186 million in 2006 as a result of the Cuiabá expansion project nearing completion. In Australia, capital expenditure increased from $86 million in 2006 to $281 million in 2007, mainly as a result of the expansion at Boddington mine. At year-end, overall project progress at Boddington mine was approximately 65 percent complete, with engineering and procurement activities nearing completion.

A more detailed review of capital expenditure at each of AngloGold Ashanti's operations is provided under "Item 4B.: Business overview".

Establishment of a Black Economic Empowerment (BEE) transaction in South Africa

On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso employee share ownership plan (Bokamoso ESOP) for employees of the South African operations. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between South African based employees and the Company. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

The Company also undertook an empowerment transaction with a BEE investment vehicle, Izingwe Holdings (Proprietary) Limited (Izingwe).

The transaction gave effect to undertakings made to the Department of Minerals and Energy at the time that the Company gained its new order mining rights in August 2005. The Company undertook to establish an ESOP and a BEE transaction equivalent to at least 6 percent of the value of the Company's South African operations.

In order to facilitate this transaction the Company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees.

The Company also created, allotted and issued E ordinary shares to Izingwe.

The key terms of the E ordinary share are:

- AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formulae, respectively;
- the E ordinary shares will not be listed;
- the E ordinary shares which are not cancelled will be converted into ordinary shares; and
- the E ordinary shares will each be entitled to receive a cash dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one-half is included in the calculation of the strike price calculation.

The average fair value of the E ordinary shares granted to employees in 2008 was R13 (2007: R79 and 2006: R105) per share. Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the Company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on May 1, 2014.

In addition to the above share scheme expenses relating to the Bokamoso ESOP plan, the Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four E ordinary shares held in the rights offer finalized during July 2008. The benefit to employees was in excess of the anti-dilution provision of the original grant and additional compensation cost was recognized. The fair value at grant date of these rights awarded to Bokamoso was calculated at R76 per right.

The average fair value of the E ordinary shares granted to Izingwe on December 13, 2006 was R90 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, Izingwe has a six month period to instruct the Company to cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of Izingwe. If no instruction is received at the end of the six month period, the cancellation formula will be applied automatically.

In addition to the above share scheme expenses relating to the Izingwe BEE plan, the Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four E ordinary shares held during the rights offer finalized in July 2008. The benefit to Izingwe was in excess of the anti-dilution clause of the original grant, therefore additional cost was recognized. The fair value at grant date of these rights awarded to Izingwe was calculated at R76 per right.

Comparison of financial performance on a segment basis for 2008, 2007 and 2006

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided. Revenues presented below excludes allocated realized gains/losses on non-hedge derivatives to individual geographic areas.

Revenues

| | Year ended December 31 | | | | | |
| | 2008 | | 2007 | | 2006 | |
(in millions)	$	percent	$	percent	$	percent
Category of activity						
Total revenues						
Product sales	3,655		3,048		2,683	
Interest, dividends and other	75		47		32	
Total revenues	**3,730**		**3,095**		**2,715**	
Geographical area data						
Total revenues						
South Africa	1,521	41	1,432	46	1,365	50
Argentina	118	3	140	5	126	5
Australia	282	8	350	11	272	10
Brazil	343	9	280	9	230	8
Ghana	513	14	359	12	281	10
Guinea	350	9	221	7	145	5
Mali	181	5	280	9	321	12
Namibia	42	1	54	2	51	2
Tanzania	320	9	134	4	137	5
USA	241	6	117	4	95	4
Other, including Corporate and Non-gold producing subsidiaries	-	-	8	-	13	-
	3,911		3,375		3,036	
Less : Equity method investments included above	(181)	(5)	(280)	(9)	(321)	(11)
Total revenues	**3,730**	**100**	**3,095**	**100**	**2,715**	**100**

In 2008, 41 percent of AngloGold Ashanti's total consolidated revenues were derived from its operations in South Africa, compared to 46 percent in 2007, mainly as a result of the 10 percent decrease in production in the South African operations. South Africa produced 42 percent of the global production in 2008.

In 2007, 46 percent of AngloGold Ashanti's total consolidated revenues were derived from its operations in South Africa, compared to 50 percent in 2006, mainly as a result of the 9 percent decrease in production in the South African operations. South Africa produced 43 percent of the global production in 2007.

Assets

| | As at December 31 | | | | | |
| | 2008 | | 2007 | | 2006 | |
(in millions)	$	percent	$	percent	$	percent
Geographical area data						
Total segment assets						
South Africa	2,497	26	3,353	32	3,108	33
Argentina	227	2	236	2	254	3
Australia	1,279	14	1,183	11	805	8
Brazil	801	8	674	6	544	6
Ghana	2,075	22	2,155	21	2,061	21
Guinea	359	4	371	4	357	4
Mali	239	3	291	3	280	3
Namibia	61	1	76	1	64	1
Tanzania	848	9	1,343	13	1,382	15
USA	689	7	528	5	507	5
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	376	4	171	2	151	1
Total segment assets	**9,451**	**100**	**10,381**	**100**	**9,513**	**100**

At December 31, 2008, 26 percent of AngloGold Ashanti's total assets were located in South Africa compared with 32 percent at the end of 2007, mainly due to the weakening of the rand against the US dollar (2008: $/R9.455, 2007: $/R6.810). The decrease in the assets of Tanzania (Geita) from 13 percent in 2007 to 9 percent in 2008, was primarily due to impairment of goodwill and mining assets. The remaining operations collectively accounted for approximately 65 percent of AngloGold Ashanti's total assets at December 31, 2008 compared to 55 percent at the end of the same period in 2007.

At December 31, 2007, 32 percent of AngloGold Ashanti's total assets were located in South Africa compared with 33 percent at the end of 2006. Operations outside of South Africa collectively accounted for approximately 68 percent of AngloGold Ashanti's total assets at December 31, 2007 compared to 67 percent at the end of the same period in 2006.

Comparison of financial performance in 2008, 2007 and 2006

| Financial performance of AngloGold Ashanti | Year ended December 31 | | |
	2008	2007	2006
Revenue	3,730	3,095	2,715
Cost and expenses	(4,103)	(3,806)	(2,811)
Taxation expense	(22)	(118)	(122)
Minority interest	(42)	(28)	(29)
Equity (loss)/income in affiliates	(149)	41	99
Discontinued operations	23	2	6
Net loss	(563)	(814)	(142)

Comparison of financial performance in 2008 with 2007

Revenues

Revenues from product sales and other income increased by $635 million from $3,095 million in 2007 to $3,730 million in 2008, representing a 21 percent increase over the period. This increase was mainly due to the increase in the average spot price of gold. The average spot price of gold was $872 per ounce during 2008, $175 per ounce, or 25 percent, higher than $697 per ounce, the average spot price of gold in 2007. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $89 million to $1,521 million from $1,432 million realized in 2007, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (2,099,000 ounces in 2008 compared to 2,328,000 ounces in 2007).

The Australian operation at Sunrise Dam production decreased from 600,000 ounces in 2007 to 433,000 ounces in 2008. Average recovered grade decreased from 4.86 grammes per tonne in 2007 to 3.46 grammes per tonne in 2008. Total revenues decreased from $350 million in 2007 to $282 million in 2008.

The two operations in Brazil produced 407,000 attributable ounces compared to 408,000 ounces in 2007. Total revenues increased from $280 million in 2007 to $343 million in 2008 as a result of the increase in the average spot price of gold.

Total revenues generated from operations situated in Ghana and Guinea amounted to $513 million and $350 million, respectively, in 2008, compared to $359 million and $221 million, respectively, in 2007. Total revenues increased as a result of the increase in the average spot price of gold and increased production.

Tanzania recorded total revenues of $320 million in 2008 compared to $134 million in 2007, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production from 327,000 ounces in 2007 to 264,000 ounces in 2008.

Production costs

Production costs increased from $1,917 million in 2007 to $2,159 million in 2008, which represents a $242 million, or 13 percent increase. Production costs of operations outside of South Africa increased by $321 million to $1,364 million in 2008 from $1,043 million in 2007. The increase was mainly as a result of an increase in operational costs including labor, fuel, consumables and power as well as the strengthening of local currencies relative to the US dollar. The increase in production costs was partially offset by the effects of cost savings intiatives.

The increase in production costs during 2008 at these operations was partially offset by a decrease in production costs in South Africa from $874 million in 2007 to $795 million in 2008. This was due to the weakening of the rand against the US dollar, and the effects of cost savings initiatives which was partially offset by an increase in labor costs. About 37 percent of AngloGold Ashanti's production costs were denominated in South Africa rands in 2008.

Exploration costs

Exploration costs increased to $126 million in 2008 from $117 million in 2007 primarily as a result of increased regional and target generation activities in Colombia. Exploration activities also continued to focus on new prospects in the Democratic Republic of Congo, China, Philippines, Russia and Australia. Mine based exploration programs continued around the operations in the countries in which the group operates, namely, Australia, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA.. For a discussion of AngloGold Ashanti's exploration activities in 2008, see "Item 4B.: Business overview – Global exploration".

General and administrative

General and administrative expenses increased from $130 million in 2007 to $136 million in 2008, mainly due to an increase in labor and corporate office costs.

Royalties

Royalties paid by AngloGold Ashanti increased from $70 million in 2007 to $78 million paid in 2008 primarily due to higher spot prices, with royalties in Argentina amounting to $12 million in 2008 compared with $11 million in 2007. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. Royalties paid in Ghana and Guinea amounted to $46 million in 2008 compared to $40 million in 2007. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation calculated as a percentage of revenues.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by $40 million or 6 percent, to $615 million in 2008 when compared to $655 million recorded in 2007. This decrease was mainly due to decreases in depreciation, depletion and amortization expense in South Africa, Australia and Guinea from $301 million, $54 million and $45 million, respectively, incurred in the year ended December 31, 2007 to $256 million, $47 million and $36 million, respectively, in the same period of 2008 mainly as a result of a decrease in gold production as a factor of reserves and changes in estimated lives of assets. This was partially offset by an increase in depreciation, depletion and amortization expense in Ghana which increased from $91 million incurred in the year ended December 31, 2007 to $110 million in the same period in 2008 as a result of an increase in gold production.

Impairment of assets

In 2008, AngloGold Ashanti recorded impairments amounting to $670 million compared to $1 million in 2007. Impairments in 2008 include the impairment of goodwill $299 million (at Geita, Obuasi and Iduapriem), the impairment of tangible assets and equipment $371 million (at Geita, Obuasi, Iduapriem, the DRC, TauTona and Guinea) and the impairment and write-off of various minor tangible assets and equipment of $2 million.

The impairment charge related primarily to the former Ashanti mines in Ghana and Tanzania. At the time of the Ashanti acquisition, the mines were accounted for by AngloGold Ashanti based on the forward gold curve. Since then, AngloGold Ashanti has consistently applied this methodology i.e., the forward gold curve off a 30-day average spot price during the fourth quarter, to test these assets annually for goodwill impairment purposes and when indicated for long-lived assets. Although the starting point of the forward gold price curve was higher in 2008 compared with 2007, the slope or rate of escalation of the price curve was lower in 2008. The forward price curve if discounted at US CPI is $817 per ounce (2007: $887 per ounce). Discount rates applied in 2008 are higher than those used in the previous year, reflecting current market and economic conditions. In addition, reserves at the Geita mine in Tanzania decreased during 2008. These two factors were the primary cause of the impairment charge in 2008.

Accretion expense

Accretion expense of $22 million was recorded in 2008 compared with $20 million in 2007. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases in the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs decreased to $9 million in 2008 from $19 million in 2007. The 2008 expense consists of retrenchment costs in the South African region (at Great Noligwa, Kopanang, Tau Lekoa, Moab Khotsong, TauTona, Mponeng and Savuka) due to a planned reduction in workforce.

Profit/loss on sale of assets, realization of loans, indirect taxes and other

A profit of $64 million was recorded in 2008 compared to a loss of $10 million recorded in 2007 which consisted mainly of the reassessment of indirect taxes payable in Tanzania and profit on disposal of certain exploration interests in Colombia to B2Gold Corporation and certain royalty and production related payment interests in North America to Royal Gold Inc.

Non-hedge derivative loss

A loss on non-hedge derivatives of $258 million, being derivatives not designated in formal hedge accounting relationships, was recorded in 2008 compared to a loss of $808 million in 2007 relating to the use of non-hedging instruments. The loss primarily relates to changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk. Realized loss on accelerated settlement of non-hedge derivatives from the hedge close-outs effected during 2008, amounted to $1,088 million. In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the normal sale exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. However, due to the inability of a single counterpart to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the Company cash settled such contracts during the period. Accordingly, the remaining contracts with this counterpart scheduled to mature in later periods did not meet all of the requirements necessary for them to continue to qualify for the normal sale exemption in future periods and were accounted for as non-hedge derivatives at fair value on the balance sheet as from June 30, 2008, with changes in fair value reflected in the income statement. During the third quarter of 2008, the Company early cash settled contracts now designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009. Non-hedge derivatives recorded for the years ended December 31, 2008 and 2007 included:

	Year ended December 31,	
	2008	2007
	(in US Dollars, million)	
Loss/(gain) on realized non-hedge derivatives	1,243	(291)
(Gain)/loss on unrealized non-hedge derivatives	(985)	1,099
Net loss	258	808

Other operating items

Other operating items, consisting of realized loss on other commodity contracts and (reversal of) provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net expense of $19 million in 2008 compared to a net credit of $16 million in 2007.

Equity income in affiliates

Equity income in equity method investments decreased from $41 million in 2007 to a loss of $149 million in 2008, mainly as a result of a decrease in earnings at Yatela, Sadiola and Morila mines in Mali, which reported losses of $18 million, $52 million and $69 million, respectively, in 2008 compared to attributable earnings of $17 million, $10 million and $18 million, respectively, in 2007. In 2008, the Company recorded an impairment loss of $8 million (2007: $14 million) on its investment held in TSG.

Taxation expense/benefit

A net taxation expense of $22 million was recorded in 2008 compared to a net tax expense of $118 million recorded in 2007. Charges for current tax in 2008 amounted to $94 million compared to $191 million in 2007. Charges for deferred tax in 2008 amounted to a net tax benefit of $72 million compared to a net tax benefit of $73 million in 2007. The reduction in the tax charge in 2008 mainly relates to losses on the early settlement of non-hedge derivative contracts and Sunrise Dam's taxable income has reduced considerably following the completion of the mining in the megapit during the year.

Comparison of financial performance in 2007 with 2006

Revenues

Revenues from product sales and other income increased by $380 million from $2,715 million in 2006 to $3,095 million in 2007, representing a 14 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2007. The average spot price of gold was $697 per ounce during 2007, $93 per ounce, or 15 percent, higher than $604 per ounce, the average spot price of gold in 2006. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $67 million to $1,432 million from $1,365 million realized in 2006, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (2,328,000 ounces in 2007 compared to 2,554,000 ounces in 2006).

Total revenues generated by Cerro Vanguardia, the Argentinean operation increased from $126 million in 2006 to $140 million in 2007 mainly as a result of the higher gold price. The increase in revenue was partly offset by reduced gold production (204,000 ounces in 2007 compared to 215,000 ounces in 2006) and a reduction in grade recovered from 7.29 grammes per tonne in 2006 to 6.88 grammes per tonne in 2007.

The Australian operation at Sunrise Dam increased production to 600,000 ounces from 465,000 ounces in 2006. Average recovered grade increased from 3.39 grammes per tonne in 2006 to 4.86 grammes per tonne in 2007. Total revenues increased from $272 million in 2006 to $350 million in 2007.

The two operations in Brazil produced 408,000 attributable ounces compared to 339,000 ounces in 2006. The increase in production and higher gold price resulted in total revenues of $280 million in 2007 compared to $230 million in 2006.

Total revenues generated from operations situated in Ghana amounted to $359 million in 2007, compared to $281 million in 2006. The increase was mainly as a result of the higher gold price. The increase in revenue was partly offset by reduced gold production from 592,000 ounces in 2006 to 527,000 ounces in 2007.

Total revenues generated in Guinea amounted to $221 million in 2007 compared to $145 million in 2006. The increase was due to the higher gold price and an increase in gold production from 256,000 ounces in 2006 to 280,000 ounces in 2007.

Production costs

Production costs increased from $1,539 million in 2006 to $1,917 million in 2007, which represents a $378 million, or 25 percent increase. In South Africa, production costs increased by $191 million to $874 million in 2007 from $683 million in 2006 mainly as a result of annual wage increases and higher fuel and power costs. About 46 percent of AngloGold Ashanti's production costs were denominated in South African rands in 2007.

Production costs recorded from operations situated in Ghana, Guinea and Brazil increased from $221 million, $91 million and $89 million, respectively, in 2006 to $268 million, $136 million and $134 million, respectively, in 2007 mainly as a result of an increase in operational costs including labor, fuel, consumables, power and water costs as well as the strengthening of local currencies relative to the US dollar.

Exploration costs

Exploration costs increased to $117 million in 2007 from $58 million in 2006. This was mainly due to increased exploration activities at the Tropicana project in Western Australia, regional and target generation activities in Colombia, continued drilling in the Mongbwalu region of the Democratic Republic of the Congo as well as mine-based programs in South America, Ghana and Guinea. Joint ventures and partnerships with other companies facilitated additional exploration activities in Russia, China, Laos and the Philippines. For a discussion of AngloGold Ashanti's exploration activities in 2007, see "Item 4B.: Business overview – Global exploration".

Related party transactions

Related party transactions in 2007 amounted to a credit (representing purchases by related parties) of $16 million compared with a credit of $6 million in 2006. This was mainly due to lower contract work generated by development activities. The Company, which holds an equity interest of 29.7 percent in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a consideration of $40 million. The companies acquired consist of Amikan (which holds the Veduga deposit, related exploration and mining licenses) and AS APK (which holds the Bogunay deposit, related exploration and mining licenses). For a detailed discussion of related party transactions, see "Item 7B.: Related party transactions".

General and administrative

General and administrative expenses decreased from $140 million in 2006 to $130 million in 2007, mainly due to a decrease of $28 million in share-based payment expense being offset by an increase in labor and corporate office costs.

Royalties

Royalties paid by AngloGold Ashanti increased from $59 million in 2006 to $70 million paid in 2007 primarily due to higher spot prices, with royalties in Australia, Argentina and Tanzania amounting to $11 million, $11 million and $7 million, respectively, in 2007 compared with $7 million, $11 million and $5 million, respectively, in 2006. Royalties paid in Ghana and Guinea amounted to $40 million in 2007 compared to $33 million in 2006. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation calculated as a percentage of revenues. In Tanzania, royalties for Geita, are payable to the Tanzanian government calculated as a percentage of revenues.

Market development costs

Market development costs remained unchanged at $16 million. AngloGold Ashanti remains a member of the World Gold Council (WGC) and through its membership receives assistance in all its marketing endeavors. For a detailed discussion on market development see "Item 4B.: Business overview – Gold market development".

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by $44 million or 6 percent, to $655 million in 2007 when compared to $699 million recorded in 2006. This decrease was mainly due to decreases in depreciation, depletion and amortization expense in South Africa, Ghana and the USA from $324 million, $119 million and $39 million, respectively, incurred in the year ended December 31, 2006 to $301 million, $91 million and $32 million, respectively, in the same period of 2007 mainly as a result of a decrease in gold production and changes in estimated lives of assets. This was partially offset by an increase in depreciation, depletion and amortization expense in Australia which increased from $39 million incurred in the year ended December 31, 2006 to $54 million in the same period in 2007 as a result of the increase in gold production.

Impairment of assets

In 2007, AngloGold Ashanti recorded impairments amounting to $1 million compared to $6 million in 2006 which related to the impairment and write-off of various minor tangible assets and equipment.

Interest expense

Interest expense decreased by $2 million from $77 million recorded in 2006 to $75 million in 2007 as a result of similar average borrowing levels in a stable interest rate environment for variable overdrafts and bank loans during 2007. A significant portion of AngloGold Ashanti's debt was denominated in US dollars in 2007.

Accretion expense

Accretion expense of $20 million was recorded in 2007 compared with $13 million in 2006. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases in the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs decreased to $19 million in 2007 from $22 million in 2006. The 2007 expense included retrenchment costs of $5 million in the South African region (at Great Noligwa, Kopanang, Tau Lekoa, TauTona and Mponeng) and $14 million in Ghana (at Obuasi) due to a planned reduction in workforce.

Loss/profit on sale of assets, realization of loans, indirect taxes and other

A loss of $10 million was recorded in 2007 compared to a profit of $36 million recorded in 2006 which consisted mainly of the reassessment of indirect taxes and royalties in Tanzania and Guinea and profit on disposal and abandonment of land, mineral rights and exploration properties in 2007.

Non-hedge derivative loss

A loss on non-hedge derivatives of $808 million, being derivatives not designated in formal hedge accounting relationships, was recorded in 2007 compared to a loss of $208 million in 2006 relating to the use of non-hedging instruments. The loss in 2007 is primarily the result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared to 2006. Non-hedge derivatives recorded for the years ended December 31, 2007 and 2006 included:

	Year ended December 31,	
	2007	2006
	(in US Dollars, million)	
Gains on realized non-hedge derivatives	(291)	(383)
Loss on unrealized non-hedge derivatives	1,099	591
Net loss	808	208

Other operating items

Other operating items, consisting of provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net credit of $16 million in 2007 compared to an expense of $16 million in 2006.

Equity income in affiliates

Equity income in equity method investments decreased from $99 million in 2006 to $41 million in 2007, mainly as a result of a decrease in earnings at Yatela, Sadiola and Morila mines in Mali, which reported attributable earnings of $17 million, $10 million and $18 million, respectively, in 2007 compared to $26 million, $28 million and $37 million, respectively, in 2006. In 2007, the Company recorded an impairment loss of $14 million on its investment held in TSG.

Taxation expense

A net taxation expense of $118 million was recorded in 2007 compared to a net tax expense of $122 million recorded in 2006. Charges for current tax in 2007 amounted to $191 million compared to $156 million in 2006. Charges for deferred tax in 2007 amounted to a net tax benefit of $73 million compared to a net tax benefit of $34 million in 2006. The increase in the taxation charge in 2007 partly relates to the higher gold price and a reduction in unredeemed capital expenditure. The increase in the deferred tax benefit over 2006 is mainly higher unrealized non-hedge derivative losses as a result of the higher gold price. Deferred tax in 2007 include a tax benefit of $28 million arising from an increase in tax losses in Ghana and a tax expense at $23 million as a result of a change to the estimated deferred tax rate in South Africa.

Cut-off adjustments

On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 (SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year.

As part of the 2006 year end financial statement close process the Company quantified the balance sheet impact and determined that it would only have a material effect in the reporting of "Payroll and related benefits", which is separately identified on the face of the balance sheet. The other accounts that were affected are Tangible Assets – Mine development costs; Inventories – Gold in process; Deferred taxation; Cash and cash equivalents; Trade accounts payable and Payroll and related benefits.

The Company previously considered the above to be immaterial under the rollover method and evaluated the misstatement against the current year financial statements under both the rollover and iron curtain methods.

In accordance with the transition provisions provided in SAB 108 the cumulative effect of applying SAB 108 was recorded as an adjustment to opening retained earnings and is summarized below:

(in millions)	$
Assets	
Tangible Assets – Mine development costs	3 (increase)
Inventories – Gold in process	1 (increase)
Deferred taxation	5 (increase)
Trade receivables	5 (decrease)
Liabilities	
Trade accounts payable	3 (increase)
Payroll and related benefits	10 (increase)
Other creditors	2 (increase)
Retained earnings	11 (decrease)

5B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities

2008

Net cash provided by operating activities was $64 million in 2008, 89 percent lower than the 2007 amount of $561 million. The decrease in net cash provided by operations was mainly as a result of delivering into maturing hedge contracts, hedge buybacks (limited to non-hedge derivatives) and higher payments to suppliers. The decrease was partly offset by a higher average gold price received for the year.

Net cash outflow from operating working capital items amounted to $239 million in 2008, compared with an outflow of $170 million in 2007.

2007

Net cash provided by operating activities was $561 million in 2007, 27 percent lower than the 2006 amount of $770 million. The decrease in net cash provided by operations was mainly as a result of higher payments to suppliers and higher taxation payments, which was partly offset by a higher average gold price received for the year.

Net cash outflow from operating working capital items amounted to $170 million in 2007, compared with an outflow of $32 million in 2006.

Investing activities

2008

Investing activities in 2008 resulted in a net cash outflow of $1,593 million compared with a net cash outflow of $1,031 million in 2007. The major component of cash outflows was additions to tangible assets which included capital expenditure of $1,194 million, compared to net cash outflow of $1,015 million in 2007, with the major capital projects being at Mponeng and TauTona in South Africa and Boddington in Australia. Cash outflows from derivative settlements amounted to $485 million in 2008.

2007

Investing activities in 2007 resulted in a net cash outflow of $1,031 million compared with a net cash outflow of $611 million in 2006. The major component of cash outflows was in additions to property, plants and equipment which included capital expenditure of $1,015 million, compared to $811 million in 2006, with the major capital projects at Mponeng, TauTona, Moab Khotsong in South Africa, at Boddington mine in Australia and the Cuiabá expansion in Brazil. Cash paid for the two companies acquired from TSG was $40 million in 2007.

Financing activities

2008

Net cash generated by financing activities increased by $1,253 million from an inflow of $462 million in 2007 to an inflow of $1,715 million in 2008. In 2008, drawdowns on existing loan facilities raised $853 million and debt repayments totaled $614 million. Cash effects from the issuance of stock amounted to $1,722 million, reflecting mainly proceeds from the rights offer completed in July 2008.

Dividends paid decreased from $144 million (44 US cents or 330 South African cents per share) in 2007 to $58 million (13 US cents or 103 South African cents per share) in 2008. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

2007

Net cash generated by financing activities increased by $343 million from an inflow of $119 million in 2006 to an inflow of $462 million in 2007. In 2007, drawdowns on existing loan facilities raised $843 million and debt repayments, which included $375 million paid on the $700 million syndicated loan facility, totaled $520 million.

Dividends paid increased from $132 million (39 US cents or 272 South African cents per share) in 2006 to $144 million (44 US cents or 330 South African cents per share) in 2007. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

Liquidity

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore the function of gold produced sold at a specific price. As the market price of gold can fluctuate widely, this may negatively impact on the profitability of the Company's operations and the cash flows generated by these operations. The Company uses a number of products, including derivatives, to manage gold price and foreign exchange risks that arise out of the Company's core business activities to limit the impact of such risks on the profitability of the Company's operations and generated cash flows.

AngloGold Ashanti's cash and cash equivalents increased to $575 million at December 31, 2008 compared with $477 million at December 31, 2007. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At December 31, 2008, approximately 54 percent of the Company's cash and cash equivalents were held in US dollars, 29 percent were held in South African rands and 17 percent were held in other currencies.

On December 13, 2007, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, each a wholly-owned subsidiary of AngloGold Ashanti, entered into a three year $1.15 billion syndicated loan facility, as borrowers, at a margin of 0.4 percent over LIBOR. The syndicated loan facility is a revolving credit facility, whereby amounts may be repaid and reborrowed during the three year term of the facility. AngloGold Ashanti, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, each guaranteed the obligations of the borrowers and the other guarantors under the syndicated loan facility.

Global capital market conditions have been, and continue to be, disrupted and volatile and the volatility and lack of liquidity in global capital markets reached unprecedented levels in the second half of 2008. It was AngloGold Ashanti's intention to refinance the $1.0 billion convertible bond that matured on February 27, 2009 with the proceeds of a new equity linked instrument. However, in light of these market conditions, on October 30, 2008, AngloGold Ashanti announced that it was actively exploring a broader range of refinancing options, including bridge financing, further debt financing and additional asset sales, as well as reviewing discretionary capital expenditures.

On November 20, 2008, AngloGold Ashanti Holdings plc, as borrower, entered into a $1 billion term loan facility agreement (the "Term Facility") with Standard Chartered Bank to refinance the $1 billion convertible bond issued by AngloGold Ashanti Holdings plc due February 27, 2009. The terms and covenants of the Term Facility are similar to those of the syndicated loan facility. The entire amount of the Term Facility was drawn down on February 26, 2009 to redeem the $1 billion convertible bond upon its maturity. The Term Facility is for an initial one year period from the date of first drawdown and is extendible, if required, at the option of AngloGold Ashanti Holdings plc until November 30, 2010. The amounts drawn under the Term Facility bear an interest margin over the lenders' cost of funds (subject to a cap of 1.75 times applicable LIBOR) of 4.25 percent per annum until six months after the date of first drawdown and 5.25 percent per annum thereafter. AngloGold Ashanti, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the Term Facility. AngloGold Ashanti's interest expense will increase substantially as a result of the higher interest rates and fees associated with the Term Facility. Based on an assumed cost of funds of 100 basis points, the effective borrowing cost (including fees and applicable margin) on the Term Facility is estimated at approximately 10 percent per annum. Amounts outstanding under the Term Facility may be prepaid at any time prior to the maturity date.

On January 28, 2009, AngloGold Ashanti announced that it had agreed to sell its indirect 33.33 percent joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation for an aggregate consideration of up to approximately $1.1 billion. The consideration for the sale of Boddington involves the following elements:

- an upfront cash consideration of closing of the sale of $750 million;
- a deferred payment due at the end of 2009 of $240 million, payable in cash or freely tradable NMC shares;
- full reimbursement upon closing of all cash calls for the project funded by AngloGold Ashanti during 2009;
- royalty payments of up to $100 million payable quarterly from after mid-2010, subject to the project achieving a cash cost margin in excess of $600 per ounce; and
- a payment from AngloGold Ashanti to NMC of $8 million upon closing, being AngloGold Ashanti's share of Boddington's working capital liability at December 31, 2008.

In addition to saving on budgeted capital expenditure of A$269 million during 2009, the proceeds from the sale to be received in 2009 (net of capital gains tax) is expected to be approximately $907 million. The sale of Boddington is expected to close in the second quarter of 2009, pending approval by the Australian Foreign Investment Review Board and the receipt of certain third party consents.

On February 25, 2009, AngloGold Ashanti Holdings plc entered into an agreement with Standard Chartered Bank to amend the terms of the Term Facility. The amendment will become effective upon prepayment of between $500 million and $750 million, at the option of AngloGold Ashanti Holdings plc, of the amount outstanding under the Term Facility and the satisfaction of certain other conditions, in each case, prior to August 26, 2009. Upon the prepayment:

- of $750 million, $250 million (being the remaining amount outstanding after the prepayment) will be converted into a new term loan due one year from the date of first drawdown under the Term Facility (which occurred on February 26, 2009), subject to AngloGold Ashanti Holdings plc's option to extend that maturity date for one additional year; or
- of between $500 million and $750 million, with respect to the amount outstanding after the prepayment, up to (i) $250 million will be converted into a new term loan with the same maturity as described above and (ii) the amount equal to the difference between the prepayment and $750 million will be converted into a new revolving facility loan of up to $250 million.

Upon effectiveness of the amendment to the Term Facility, the new term loan and any amounts outstanding under the new revolving credit facility (if any) will bear an interest margin of 4.25 percent per annum over the higher of (i) the applicable LIBOR and (ii) the lender's cost of funds (subject to a cap of LIBOR plus 1.25 per cent per annum).

AngloGold Ashanti intends to refinance the Term Facility through one or more of the following: the proceeds from the sale of AngloGold Ashanti's interest in the Boddington project and other asset sales, long-term debt financing and/or the issuance of an equity-linked instrument.

Short-term debt

AngloGold Ashanti's short-term debt increased to $1,067 million at December 31, 2008 from $319 million at December 31, 2007. Included in the short-term debt at December 31, 2008, was:

- the amount outstanding of $1,008 million on a US dollar-based convertible bond due February 2009;
- the Standard Bank Argentina S.A. loans of $23 million, repayable in January, February and April 2009; and
- $4 million in interest payable under the $1,150 million syndicated loan facility (interest charged at LIBOR plus 0.4 percent per annum; the loan is repayable in December 2010 and is US dollar-based).

Long-term debt

AngloGold Ashanti's long-term debt decreased to $873 million at December 31, 2008 compared with $1,564 million at December 31, 2007. As at December 31, 2008, the Company's long-term borrowings included:

Unsecured loans:

- $838 million outstanding under the $1,150 million syndicated loan facility (interest charged at LIBOR plus 0.4 percent per annum; the loan is repayable in December 2010 and is US dollar-based).

Secured capital leases:

- $27 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in March 2022, are rand-based and the buildings financed are used as security for these loans).

As at December 31, 2008, AngloGold Ashanti's total long-term debt, including the short-term portion maturing within 2009, was made up as follows:

	$ (million)
Unsecured loans	1,909
Secured capital leases	31
Total	1,940
Less: Short-term maturities	1,067
Long-term debt	**873**

Debt repayments are scheduled as follows:

	$ (million)
2009	1,067
2010	846
2011	6
2012	3
2013	3
Thereafter	15
Total	**1,940**

At December 31, 2008 the currencies in which the borrowings were denominated were as follows:

	$ (million)
United States dollars	1,380
South African rands	27
Australian dollars	521
Brazilian real	12
Total	**1,940**

Repayments of short-term and long-term borrowings amounted to $298 million and $316 million, respectively, in 2008.

At December 31, 2008, AngloGold Ashanti had the following undrawn under its borrowing facilities:

	$ (million)
Syndicated loan ($1,150 million) – US dollar[1]	327
FirstRand Bank Limited – US dollar	50
Absa Bank Limited – US Dollar	42
Nedbank Limited – US Dollar	2
Standard Bank of South Africa Limited – Rands	20
FirstRand Bank Limited – Rands	23
Nedbank Limited – Rands	5
Absa Bank Limited – Rands	3
Total undrawn	**472**

(1)   *Expires December 2010.*

AngloGold Ashanti had no other committed lines of credit as of December 31, 2008. The Term Facility was not committed at December 31, 2008 as it could not be drawn upon until February 2009.

As of December 31, 2008, the Company was in compliance with all debt covenants and provisions related to potential defaults.

Capital expenditure is expected to be approximately $840 million in 2009 and scheduled debt repayments during 2009, less the $1 billion payment made upon the maturity of the $1 billion convertible bond on February 27, 2009, are expected to be $67 million. AngloGold Ashanti intends to finance capital expenditures and scheduled debt repayments in 2009 from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt or equity-linked instruments and proceeds from the sale of assets.

AngloGold Ashanti, through its executive and treasury committees, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings. AngloGold Ashanti believes that available cash on hand, proceeds from the pending Boddington sale, cash from operations and borrowings that it may make under its existing credit facilities will provide sufficient financial resources to meet its currently anticipated capital and other expenditure requirements and to satisfy its debt service requirements at least through 2009.

Capital commitments and contingencies

At December 31, 2008, the following significant capital commitments and contingencies are applicable to AngloGold Ashanti:

- Capital commitments and contingent liabilities of AngloGold Ashanti include total contracted capital expenditure of approximately $82 million and total authorized capital expenditure not yet contracted of approximately $632 million. Capital expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities over a number of years.
- Contractual purchase obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon amounting to $685 million.
- The Company has identified a number of groundwater pollution sites at its operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. Numerous scientific, technical and legal reports have been produced and the remediation of the polluted soil and groundwater is the subject of continued research. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
- The Company has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa. The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little information for the accurate estimate of a liability, no reliable estimate can be made for the obligation.
- The Company identified offsite pollution impacts in the West Wits area, resulting from a long period of gold and uranium mining activity by a number of mining companies as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are being conducted but no reliable estimate can be made for the obligation.
- Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, including, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The Company's attributable share of the first assessment is approximately $34 million. Although MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the Company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council's second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company's attributable share of the assessment is approximately $21 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
- MSG, Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with the Brazilian tax authorities. These disputes involve federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters. Tax authorities are claiming that the amount owing is $12 million.
- MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company's appeal against the assessment. The Company is now appealing the dismissal of the case. Tax authorities are claiming that the amount owing is $6 million.
- The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($11 million). The probability of the non-performance under the suretyships is considered minimal.

- Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $85 million. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA is not able to meet its rehabilitation obligations. As at December 31, 2008, the carrying value of these obligations amounted to $36 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.
- AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the $1.0 billion Term Facility.
- AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.15 billion syndicated loan facility dated December 13, 2007. The guarantee as at December 31, 2008 amounted to $842 million.
- The Company has issued gold delivery guarantees of $325 million to several counterpart banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
- The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2008 the marked-to-market valuation of the ATS hedge book was negative $987 million.
- The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At December 31, 2008 the marked-to-market valuation of the GMC hedge book was negative $331 million.

In addition to the above, the Company has contingent liabilities in respect of certain tax assessments, claims, disputes and guarantees which are not considered to be material.

As at December 31, 2008, capital commitments[1] and contingencies can be summarized over the periods shown below as follows:

Commitment (in millions)	Total amount $	Expiration per Period			
		Less than 1 year $	1 – 3 years $	4 – 5 years $	Over 5 years $
Capital expenditure[1] (contracted and not yet contracted)	714	601	113	-	-
Guarantees	3,581	2,185	1,096	215	85
Other commercial commitments[2]	758	362	193	192	11
Total	5,053	3,148	1,402	407	96

[1] Including commitments through contractual arrangements with equity accounted joint ventures.
[2] Excludes commitments through contractual arrangements with equity accounted joint ventures.

Derivatives accounted for at fair value

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. In order to manage these risks, the Company may enter into transactions that make use of both on- and off-balance sheet derivatives. The Company does not acquire, hold or issue derivatives for trading purposes. A number of derivatives, including forward purchase and sale contracts and call and put options, are used to manage commodity price, interest rate and foreign exchange risks that arise out of the Company's core business activities.

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The following table represents the change in fair value of all derivative financial instruments:

	$ (million)
Fair value of derivatives at January 1, 2008	(4,342)
Derivatives realized or otherwise settled during the year	1,499
Fair value of other new contracts entered into during the year	279
Change in fair value of derivatives during the year [1]	67
Fair value of derivatives at December 31, 2008	(2,497)

(1) Net losses on revaluation of derivatives.

The fair value of the on-balance sheet derivatives at December 31, 2008 included:

	$ (million)
Derivatives – current assets	571
Derivatives – current liabilities	(1,758)
Derivatives – long term liabilities	(130)
Derivatives – net liabilities	(1,317)

The difference between the fair value of all derivatives and the fair value of on-balance sheet derivatives represents the fair value of off-balance sheet derivatives totaling negative $1,180 million.

The maturity of the fair value of derivatives as at December 31, 2008 was as follows:

Source of fair value	Fair value of derivatives at December 31				
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 4 - 5 Years	Maturity excess of 5 years	Total Fair value
(in millions)	$	$	$	$	$
Prices actively quoted	-	-	-	-	-
Prices provided by other external sources	-	-	-	-	-
Prices based on models and other valuation methods [1]	(1,187)	(74)	(56)	-	(1,317)

(1) Fair value is calculated using the Black-Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.

Recent developments

Sale of AngloGold Ashanti's 33.33 percent joint venture interest in Boddington Gold Mine to Newmont Mining

On January 28, 2009, AngloGold Ashanti announced that it had agreed to sell its indirect 33.33 percent joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation (Newmont). Consideration for the sale consists of:

• $750 million payable in cash upon the fulfillment of all conditions precedent expected to be fulfilled by June 30, 2008;
• $240 million that will be settled, in December 2009, payable in cash and/or Newmont shares at Newmont's option; and
• A royalty capped at $100 million, calculated as the product of, 50 percent of the amount by which the average spot gold price in each quarter exceeds the costs applicable to sales of the Boddington Gold Mine, as reported by Newmont, by $600 per ounce and, one-third of total gold production from the Boddington Gold Mine in that quarter. The royalty is payable in each quarter from and after the second quarter in 2010 that the above threshold is achieved.

AngloGold Ashanti will be reimbursed for all contributions made to the joint venture after January 1, 2009 and AngloGold Ashanti will pay Newmont $8 million in respect of its share of working capital at January 1, 2009.

Sale of Tau Lekoa mine

On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from January 1, 2010 (or after), the Tau Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas to Simmer and Jack Mines Limited (Simmers) for an aggregate consideration of:

- R600 million less an offset up to a maximum of R150 million for un-hedged free cash flow (net cash inflow from operating activities less stay-in-business capital expenditure) generated by the Tau Lekoa mine in the period between January 1, 2009 and December 31, 2009, as well as an offset for un-hedged free cash flow generated by the Tau Lekoa mine in the period between January 1, 2010 and the effective date of the sale. Simmers shall endeavor to settle the full amount in cash, however it may issue to AngloGold Ashanti ordinary shares in Simmers up to a maximum value of R150 million, with the remainder payable in cash; and
- a royalty (Royalty), determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg. The Royalty will be payable quarterly for each quarter commencing from January 1, 2010 until the total production upon which the Royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000 per kg (in January 1, 2010 terms).

Related party transactions

For a detailed discussion of related party transactions, see "Item 7B.: Related party transactions".

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold Ashanti's accounting policies are described in note 4 to the consolidated financial statements "Significant accounting policies". Recently adopted accounting policies are described in note 2 to the consolidated financial statements "Accounting changes". Recent pronouncements, as detailed below, are described in note 4.27 to the consolidated financial statements "Recent pronouncements".

Recent pronouncements

Fair value determination when there is no active market
In April 2009, the FASB issued FSP FAS 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, "Fair Value Measurements" ("SFAS157"), when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in paragraphs 2 and 3 of SFAS157. FSP FAS 157-4 shall be effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact of adopting FSP FAS 157-4 on the Company's financial statements.

Recognition and presentation of other-than-temporary impairments
In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The recognition guidance in paragraphs 19–34 of FSP FAS 115-2 and FAS 124-2 applies to debt securities classified as available-for-sale and held-to-maturity that are subject to other-than temporary impairment guidance within:
a. SFAS115;
b. FSP FAS 115-1 and FAS 124-1;
c. EITF Issue 99-20, as amended by FSP EITF 99-20-1; or
d. AICPA Statement of Position 03-3.

The presentation and disclosure guidance in paragraphs 35–43 of FSP FAS 115-2 and FAS 124-2 applies to debt and equity securities that are subject to the disclosure requirements of Statement 115 and FSP FAS 115-1 and FAS 124-1. FSP FAS 115-2 and FAS 124-2 shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact of adopting FSP FAS 115-2 and FAS 124-2 on the Company's financial statements.

Interim disclosures about fair value of financial instruments
In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 applies to all financial instruments within the scope of Statement 107 held by publicly traded companies, as defined by Opinion 28. FSP FAS 107-1 and APB 28-1 shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact of adopting FSP FAS 107-1 and APB 28-1 on the Company's financial statements.

Assets and liabilities from contingencies in business combinations
In April 2009, the FASB issued FSP FAS 141(R)–1 "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)–1"). FSP FAS 141(R)–1 amends and clarifies FASB Statement No. 141 (revised 2007), "Business Combinations" issues raised on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)–1 applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of Statement 5 if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in Statement 141(R). FSP FAS 141(R)–1 shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. FSP FAS 141(R)–1 will impact how the Company accounts for future business combinations and the Company's future financial statements.

Equity method investment
In November 2008, the EITF reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee's issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective in fiscal years beginning on or after December 15, 2008, and interim periods. EITF 08-6 must be applied prospectively. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's financial statements.

Instrument indexed to own stock
In June 2008, The Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). The consensus was reached on the following three issues:

- How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
- How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.
- How an issuer should account for market-based employee stock option valuation instruments.

Consensus was also reached that EITF 07-5 should be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which EITF 07-5 is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of adopting EITF 07-5 on the Company's financial statements.

Participating securities

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, "Earnings per Share" ("SFAS 128"). Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on the Company's financial statements.

Convertible debt instruments

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1") which addresses the accounting for convertible debt securities that may be settled in cash, (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133"). FSP APB 14-1 does not change the accounting for more traditional types of convertible debt securities that do not have a cash settlement feature. Also, FSP APB 14-1 does not apply if, under existing US GAAP for derivatives, the embedded conversion feature must be accounted for separately from the rest of the instrument. FSP APB 14-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods. Early adoption is not permitted. FSP APB 14-1 should be applied retrospectively to all past periods presented — even if the instrument has matured, has been converted, or has otherwise been extinguished as of the effective date of FSP APB 14-1. The Company is currently evaluating the potential impact of adopting FSP APB 14-1 on the Company's financial statements.

Useful life of intangible assets

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS142"). FSP FAS 142-3 removes the requirement under paragraph 11 of SFAS142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods. Early adoption is not permitted. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the potential impact of adopting FSP FAS 142-3 on the Company's financial statements.

Derivative instruments

In March 2008, the FASB issued FASB statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133" ("SFAS161"). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity's derivative and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the Company's financial statements.

Noncontrolling interests
In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS160"). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS160 is effective for fiscal years, and interim periods beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company's financial statements.

Business combinations
In December 2007, the FASB issued FASB Statement No. 141 (R), "Business Combinations" ("SFAS141(R)"). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. SFAS141(R) will impact how the Company accounts for future business combinations and the Company's future financial statements.

Critical accounting policies

AngloGold Ashanti's accounting policies are described in note 4 to the consolidated financial statements "Significant accounting policies". The preparation of the Company's financial statements in conformity with US GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to the Company's results of operations, financial condition and cash flows.

Using of estimates and making of assumptions

The most critical accounting estimates upon which AngloGold Ashanti's financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

Ore reserves and life-of-mines

AngloGold Ashanti estimates on an annual basis its Ore Reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company's control. Estimates of Ore Reserves are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect Ore Reserves. The Company uses its estimates of Ore Reserves to determine the unit basis for mine depreciation and closure rates, and to evaluate mine asset impairments. Changes in estimates of Ore Reserves could significantly affect these items. At least annually, the Company reviews mining schedules, production levels and asset lives in the Company's life-of-mine planning for all of the Company's operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the Company reviews its accounting estimates and adjusts depreciation, amortization, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the Company's results of financial condition.

Drilling and related costs

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are recorded as exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:

a. There is a probable future benefit;
b. AngloGold Ashanti can obtain the benefit and control access to it; and
c. The transaction or event giving rise to it has already occurred.

The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:

	2008	2007	2006
Net income ($ millions)	10	1	12
Earnings per share[1] (cents)	3	-	5
Retained income – January 1 ($ millions)	60	59	47
Retained income – December 31 ($ millions)	70	60	59

[1] Impact per basic and diluted earnings per common share.

Accounting for derivatives

The Company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.

SFAS133 requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value at each reporting period are to be accounted for either in the income statement or in other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from capital expenditure and the sale of production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, changes in fair value of the hedging instruments, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales or as an adjustment to depreciation expense pertaining to capital expenditure, when the hedged transaction occurs. The ineffective portion of changes in fair value of the cash flow hedging instruments is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in SFAS133, are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains and losses on non-hedge derivatives.

The estimated fair values of derivatives are determined at discrete points in time based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

AngloGold Ashanti does not acquire, hold or issue derivative instruments for trading purposes. A number of products, including derivatives, are used to manage commodity price, interest rate and foreign exchange risks that arise out of the Company's core business activities. Forward purchase and sale contracts and call and put options are used by the Company to manage its exposure to gold and other commodity prices, interest rate and currency fluctuations.

See "Item 5E.: Off-balance sheet arrangements" for a description of accounting treatment of the normal purchase and normal sale exempt contracts.

Revenue recognition

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured. Gold is a liquid commodity that is dealt with on the international markets, and gold produced by the Company's mining operations is processed to saleable form at various precious metals refineries.

Contingencies

AngloGold Ashanti accounts for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies". SFAS 5 requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically, those events will occur a number of years into the future. The Company assesses such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also, see "Taxation" discussed below.

Impairment of long-lived assets

AngloGold Ashanti's long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. In assessing the potential impairment of its long-lived assets held for use, the Company must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows associated with these assets, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset. The Company performs impairment tests for goodwill at least annually during the fourth quarter and whenever certain indicators of impairment exist. Impairment calculation assumptions are included in notes to the Consolidate Financial Statements – Note 5 Costs and expenses.

Taxation

AngloGold Ashanti follows the liability method of accounting for taxation whereby the Company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse. Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans that are revised annually. When a deferred tax asset arises the Company reviews the asset for recoverability and establishes a valuation allowance where the Company determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made.

If the Company determines that it would be able to realize tax assets in the future in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made. Management classifies taxes payable based on the likelihood of the amount required to be settled within twelve months, which are then reported within current liabilities. All other taxes payable are recorded within non-current assets. The Company reasonably expects that the valuation allowance applied to carried forward capital losses could reverse in the foreseeable future as it undertakes a capital asset realization program.

Provision for environmental rehabilitation

AngloGold Ashanti's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Changes in Mineral Reserves could similarly affect the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

Share-based payments

AngloGold Ashanti issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

Pension plans and post-retirement medical aid obligations

The determination of AngloGold Ashanti's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in Note 27 to the consolidated financial statements "Provision for pension and other post-retirement benefits" and include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While the Company believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.

The main assumptions for 2008 relating to the most significant defined benefit plan were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the "benchmark" R186 bond) as a guide and adjusted for the taxation effects on pension plans.

The assumed level of salary increases relative to inflation was advised by the AngloGold Ashanti directors as well as the AngloGold Ashanti Human Resources department. The expected return on plan assets were based on the historical market performance of the underlying assets. For inflation targets the published Consumer Price Index (CPI) by the Department of Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund's pension increase policy.

- *Effects on results of operations*

Company and plan participants' contributions to the defined benefit funds are disclosed in note 27 to the consolidated financial statements "Provision for pension and other post-retirement medical benefits". The total Company contributions to defined contribution plans for the years ended December 31, 2008, 2007 and 2006 amounted to $49 million, $51 million and $40 million, respectively.

- *Change in pension trends*

The trend of the expected return on the plan assets is lower (16.70 percent) for the year ended December 31, 2008 when compared to 2007. Based on the 2007 expected return of 11.14 percent on the defined benefit plan assets, the return for 2008 amounted to $33 million compared to the actual 2008 loss of $7 million. The long-term compensation and pension inflation increases estimated in 2007 at 6 percent and 4.73 percent, respectively, have decreased to 5.25 percent and 3.60 percent, respectively, which is in line with current economic indicators.

- *Sensitivity analysis*

It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2008 valuation was a rate of 10 percent and the long-term salary inflation rate was 5.25 percent, which is in line with the actual average increases granted and the target Consumer Price Index indicated by the South African Reserve Bank. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $2 million.

Ore on Leach Pads

The recovery of gold from certain oxide ores is achieved through the heap-leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a process plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on metallurgical testing and ore type). Leach pad production cycles vary from several months to multiple years. In operations with multiple year leach cycles, approximately 65 percent of the placed recoverable ounces are recovered in the first year of leaching, with declining amounts each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, AngloGold Ashanti's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. For operations with long-term leach production cycles, variations in recovery estimates from new metallurgical data or production variances would be accounted for as an adjustment to the recoverable ounces and the average cost per recoverable ounce of gold on the leach pad. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Feasibility studies in North America indicate that in terms of the mine life extension project at Cripple Creek leaching activities could extend to 2034.

The costs of materials currently contained on the leach pad are reported as a separate line item. As at December 31, 2008 and 2007, $49 million was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces (from the ore present on the pad at the beginning of the period) for the next twelve months. Short-term heap-leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short-term portion of materials on the leach pad as at December 31, 2008. As at December 31, 2008, $261 million was classified as long-term compared with $190 million as at December 31, 2007.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For a detailed discussion, see "Item 4B.: Business overview – Research and development".

5D. TREND INFORMATION

Outlook. Gold production for 2009 is forecast to be between 4.9 million and 5.0 million ounces subject to stability and availability of power in South Africa and other factors.

Capital expenditure is expected to be approximately $840 million (excluding amounts to be spent at Boddington) in 2009 (2008: $1,239 million), of which 36 percent relates to South Africa,18 percent to Ghana and 18 percent to Brazil.

5E. OFF-BALANCE SHEET ARRANGEMENTS

AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. The most significant off-balance sheet items are normal purchase and normal sale exempt contracts and unaccrued future rehabilitation obligations, each of which is discussed below.

Normal purchase and normal sale exempt contracts

A number of derivatives are used to manage gold price risks that arise out of the group's core business activities. Gold pricing contracts that meet the SFAS138 exemption for Normal Purchase and Normal Sale do not appear on the balance sheet. These agreements are accounted for as sales contracts with the proceeds under the contract being recorded in earnings at the date of settlement by physical delivery. These off-balance sheet contracts are managed as part of AngloGold Ashanti's gold price risk management activities and at December 31, 2008 had a marked-to-market value of negative $1,180 million. All other derivatives are recognized on the balance sheet at fair value. See "Item 11.: Quantitative and qualitative disclosures about market risk" and note 25 to the consolidated financial statements "Financial risk management activities".

Future rehabilitation liability

The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See note 21 to the consolidated financial statements "Provision for environmental rehabilitation".

5F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2008 AngloGold Ashanti had the following known contractual obligations:

Contractual Obligations[7] (in millions)	Total $	Less than 1 year $	1-3 years $	3-5 years $	More than 5 years $
Long-term debt obligations including interest[1]	2,012	1,082	875	5	50
Capital lease obligations	58	6	6	6	40
Operating lease obligations	96	30	34	31	1
Purchase obligations					
- Contracted capital expenditure[2]	82	82	-	-	-
- Other purchase obligations[3]	685	289	193	192	11
Environmental rehabilitation costs[4]	1,049	15	59	41	934
Derivatives[5]	2,497	1,614	667	216	-
Pensions and other post retirement medical obligations[6]	330	29	58	57	186
Total	**6,809**	**3,147**	**1,892**	**548**	**1,222**

(1)   Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the debt (Refer Note 20 of Item 18).

(2)   Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.

(3)   Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated exclude purchase obligations of equity accounted joint ventures.

(4)   Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see "Item 4D.: Property, plants and equipment – Sustainable development : Safety, Health, environment and social development". Amounts stated include a total estimated liability of $84 million in respect of equity accounted joint ventures.

(5)   Estimated fair value of all derivatives. Also see "Item 5B.: Liquidity and capital resources – Derivatives accounted for at fair value". Amounts stated include derivatives of equity accounted joint ventures.

(6)   Represents payments for unfunded plans or plans with insufficient funding.

(7)   The Company is unable to determine the years, if any, that the resolution of its uncertain tax liabilities will result in a cash flow.

ITEM 6: DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors

AngloGold Ashanti has a unitary board structure which currently comprises two executive directors and eight non-executive directors. Certain information with respect to AngloGold Ashanti's directors as at December 31, 2008 is set forth below:

Name	Age	Position	Year first appointed [1]
Mark Cutifani	50	Executive director and chief executive officer	2007
Srinivasan Venkatakrishnan	43	Executive director, and chief financial officer	2005
Russell P Edey [2] [3]	66	Independent non-executive director and chairman	1998
Thokoana J. (James) Motlatsi [4]	57	Independent non-executive director and deputy chairman	1998
Frank B. Arisman [2]	64	Independent non-executive director	1998
Reginald Bannerman [5]	74	Independent non-executive director	2006
Joseph H Mensah [2] [5]	80	Independent non-executive director	2006
William (Bill) A Nairn	64	Independent non-executive director	2001
Lumkile W (Wiseman) Nkuhlu [2] [6]	64	Independent non-executive director	2006
Sipho M Pityana	49	Independent non-executive director	2007

(1) Directors who do not have a contract of employment with the company (non-executive directors) serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the non-executive directors (rounded down to the next whole number), must retire according to seniority or by lot but may be re-elected.

(2) Member of the audit and corporate governance committee.

(3) Appointed as chairman with effect from May 1, 2002.

(4) Appointed as deputy chairman with effect from May 1, 2002.

(5) Directors that have given notice that they will be retiring from the board at the conclusion of the annual general meeting to be held on May 15, 2009.

(6) Resigned from the board at the conclusion of the meeting held on May 5, 2009 to approve the filing with the SEC of this annual report on Form 20-F.

EXECUTIVE DIRECTORS

MR M CUTIFANI (50) (Australian)
BE (Min. Eng)
Chief Executive Officer

Mark Cutifani was appointed to the board of AngloGold Ashanti on September 17, 2007 and as Chief Executive Officer on October 1, 2007. He is chairman of the Executive Committee and a member of the Transformation and Human Resources Development, Safety, Health and Sustainable Development, and Investment committees.

Mark has considerable experience in gold mining, having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he held the position of Chief Operating Officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.

MR S VENKATAKRISHNAN (VENKAT) (43) (British)
BCom, ACA (ICAI)
Chief Financial Officer

Venkat joined AngloGold Ashanti on July 1, 2004 from Ashanti Goldfields Company Limited (Ashanti) where he was Chief Financial Officer until that company's business combination with AngloGold Limited in May 2004. He was appointed to the board on August 1, 2005 and is a member of the Executive and Investment committees and is invited to attend meetings of the Audit and Corporate Governance Committee. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance committee.

Venkat has extensive financial experience, having been a director in the Reorganization Services Division of Deloitte & Touche in London prior to joining Ashanti in 2000.

NON-EXECUTIVE DIRECTORS

MR RP EDEY (66) (British)
FCA
Chairman and independent non-executive

Russell Edey was appointed to the board of AngloGold Ashanti on April 1, 1998, as Deputy Chairman on December 11, 2000 and as Chairman on May 1, 2002. Based in the United Kingdom, he is a non-executive director of Old Mutual plc, a member of the Counseil de Surveillance of Paris Orleans SA and a non-executive director of a number of companies within the NM Rothschild Group. Mr Edey is chairman of the Investment and Nominations committees and a member of the Audit and Corporate Governance and Remuneration committees.

DR TJ MOTLATSI (57) (South African)
Hon DSoc Sc (Lesotho)
Deputy Chairman and independent non-executive

James Motlatsi was appointed to the board of AngloGold Ashanti on April 1, 1998 and as Deputy Chairman on May 1, 2002. He is chairman of the Transformation and Human Resources and Development and the Political Donations Committee and a member of the Safety, Health and Sustainable Development and Remuneration committees.

James has substantial experience in and knowledge of the mining industry in general and of South Africa in particular. His association with the industry in South Africa spans more than 30 years in various positions including past president of the National Union of Mineworkers. He is the Executive Chairman of TEBA Limited, a service organization primarily responsible for the recruitment of mineworkers for the South African mining industry.

MR FB ARISMAN (64) (American)
MSc (Finance)
Independent non-executive

Frank Arisman joined the board of AngloGold Ashanti on April 1, 1998. He serves on four board committees: Transformation and Human Resources and Development, Audit and Corporate Governance, Nominations and Remuneration. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. In 2008, he chaired the Financial Analysis Committee, a special purpose committee of the board set up to consider the funding needs of AngloGold Ashanti.

Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP Morgan where he held various positions and retired as Managing Director after 32 years of service.

MR RE BANNERMAN (74) (Ghanaian)
MA (Oxon), LLM (Yale)
Independent non-executive

Reginald Bannerman became a Director of AngloGold Ashanti on February 10, 2006. He is a member of the Remuneration, Nominations and Transformation and Human Resources and Development committees.

Reginald has a legal background and has been in law practice for more than 50 years and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys, one of the leading private law firms in Ghana, and a member of the General Legal Council of Ghana. He is also on the board of the Valco Trust Fund, the largest privately-run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, he was also formerly the mayor of Accra, the capital city of Ghana. Resident in Ghana, Reginald assists the board in matters affecting the company's activities in that country.

MR JH MENSAH (80) (Ghanaian)
MSc (Economics, London University)
Independent non-executive

Joseph Mensah was appointed a member of the AngloGold Ashanti board on August 4, 2006, and is a member of the Audit and Corporate Governance, Investment, Safety, Health and Sustainable Development and Nominations committees. Joseph, a Ghanaian resident, has extensive experience in politics, and international and local economic management. He was the Minister of Finance and Economic Planning of Ghana and a member of parliament from 1969 to 1972. He worked with a number of local and international development agencies including being a member of the African Advisory Council of the African Development Bank from 1993 to 1997. Until December 2008, he was chairman of the National Development Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani East constituency.

MR WA NAIRN (64) (South African)
BSc (Mining Engineering)
Independent non-executive

Bill Nairn has been a member of the board of AngloGold Ashanti since January 1, 2000 and chairs the Safety, Health and Sustainable Development Committee and is a member of three other committees: Transformation and Human Resources and Development, Investment and Nominations. Bill, a mining engineer, has considerable technical experience having been the group technical director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling-off period, Bill is now considered an independent non-executive director of AngloGold Ashanti.

PROF LW NKUHLU (64) (South African)
BCom, CA (SA), MBA (University of New York)
Independent non-executive

Wiseman Nkuhlu was appointed to the board on August 4, 2006. He has been the chairman of the Audit and Corporate Governance committee since May 5, 2007, having served as deputy chairman from August 4, 2006. He also serves as a member of the Nominations, Political Donations and Remuneration committees. In addition, he is the chairman of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is currently the Chairman of Pan African-Capital Holdings (Pty) Limited, a South African company that focuses on research and investments, fund management and private equity, and Kagiso Trust Investments. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the IASB and FASB.

MR SM PITYANA (49) (South African)
BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of Technology)
Independent non-executive

Sipho Pityana joined the board of AngloGold Ashanti on February 13, 2007 and assumed the chairmanship of the Remuneration Committee on August 1, 2008. He is a member of the Safety, Health and Sustainable Development, Political Donations, Investment, Nominations and the Transformation and Human Resources Development committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national Departments of both Labor and Foreign Affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti's BEE partner. He serves as a non-executive director on the boards of several other South African companies.

Board movements during 2008
Mrs E Le R Bradley retired on May 6, 2008.
Mr S R Thompson resigned on July 28, 2008.

In terms of the company's memorandum and articles of association, there is no mandatory resignation age for directors. Non-executive directors do not hold service contracts with the company.

In accordance with the articles of association of AngloGold Ashanti, all non-executive directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the annual general meeting held on May 6, 2008,

- Dr T J Motlasti, Mr W A Nairn and Mr S M Pityana retired by rotation and having made themselves available, were re-elected to the board by shareholders.
- Mr M Cutifani who was appointed to the board of directors prior to the annual general meeting was appointed by the shareholders.
- Mrs E le R Bradley, retired from the board.

At the annual general meeting to be held on May 15, 2009, Mr R P Edey will retire by rotation and has offered himself for re-election by shareholders. Subsequent to the posting of the IFRS annual report to shareholders on March 27, 2009, Messrs J H Mensah and R E Bannerman have given notice that they will be retiring from the board at the conclusion of the annual general meeting to be held on May 15, 2009. In addition, Prof L W Nkuhlu, chairman of the audit and corporate governance committee, resigned from the board at the conclusion of the meeting held on May 5, 2009 to approve the filing with the SEC of this annual report on Form 20-F.

EXECUTIVE COMMITTEE

This committee, chaired by Mr Cutifani, the chief executive officer, is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. The committee meets at least monthly and is actively involved in the strategic review of the company's values, safety performance, operation and exploration profiles and financial status.

The business experience and functions of the executive committee members of AngloGold Ashanti, as at December 31, 2008 are as follows.

DR CE CARTER (46)
BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy

Charles Carter has worked in the mining industry since 1991, in South Africa and the United States in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice President – Business Strategy in December 2007, responsible for corporate strategy and business planning, risk management and investor relations.

MR RN DUFFY (45)
BCom, MBA
Executive Vice President – Africa

Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed as Executive Vice President – Africa in July 2008.

MR GJ EHM (52)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia

Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional Head – Australia in 2006, and took up his current role as Executive Vice President – Australasia in December 2007.

MR RW LARGENT (48)
BSc (Min. Eng), MBA
Executive Vice President – Americas

Ron Largent has been with the company since 1994. He is a board member of the Colorado Mining Association in Denver and has served on the Board of Directors for the California Mining Association and the Nevada Mining Association. In 2001, he was appointed as General Manager of the Cripple Creek & Victor Gold Mine and took up his current role as Executive Vice President – Americas in December 2007.

MR RL LAZARE (52)
BA, HED, DPLR, SMP
Executive Vice President – Human Resources

Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations and in July 2008, Executive Vice President – Human Resources.

MR MP LYNAM (47)
BEng (Mech)
Vice President – Finance, Treasury and Company Secretarial

Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury area since 1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004. He was appointed as Vice President – Finance, Treasury and Company Secretarial in July 2008.

MR AM O'NEILL (51)
BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development

Tony O'Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business & Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 includes the role of Executive – Operations at Newcrest Mining Limited and Executive General Manager for gold at Western Mining Corporation.

MR TML SETILOANE (49)
FAE, BSc (Mech Eng)
Executive Vice President – Sustainability

Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He is the chairman of Rand Refinery Limited. He was appointed an executive officer and a member of AngloGold Ashanti's Executive Committee in February 2006 and as Executive Vice President – Sustainability in December 2007.

MS YZ SIMELANE (43)
BA LLB, FILPA, MAP
Vice President – Government Relations

Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President – Government Relations in July 2008.

MR NW UNWIN (56)
BA
Executive Vice President – Corporate Services

Nigel Unwin joined Anglo American as a trainee in human resources in 1974 and spent 18 years in operations and corporate roles. He then worked in the CFTA retail sector for seven years before joining AngloGold in 1999 as an executive officer. Following the acquisition of Acacia Resources by AngloGold at the end of 1999, he managed the integration of the two companies in Australia before taking over the Human Resources and Information Technology portfolios in 2001. He was appointed Executive Vice President – Corporate Services in July 2008.

Executive management movements during 2008
Peter Rowe retired from the Executive Committee on June 30, 2008. His roles and responsibilities were assumed by Tony O'Neill.

OFFICE OF THE COMPANY SECRETARY

MS L EATWELL (54)
FCIS

Lynda Eatwell joined AngloGold in 2000 as assistant company secretary and was appointed company secretary in December 2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

COMPETENT PERSONS

As part of it suite of annual reports, AngloGold Ashanti produces a Mineral Resource and Ore Reserves statement and all the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources and Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the Company's Mineral Resource and Ore Reserves Steering Committee. Accordingly, the Chairman of the Mineral Resources and Ore Reserves Steering Committee, **V A Chamberlain**, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibility.

VA Chamberlain (46) — MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM
Vaughan has 23 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of Vice President – Geosciences and is chairman of the Mineral Resources and Ore Reserves Steering Committee.

6B. COMPENSATION

REMUNERATION REPORT

The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:

- attract, reward and retain executives of the highest caliber;
- align the behavior and performance of executives with the company's strategic goals, in the overall interests of shareholders;
- ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
- ensure that regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global market practice.

In particular the Remuneration Committee is responsible for:

- the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
- the design and operation of the company's executive share option and other incentive schemes.

REMUNERATION COMMITTEE

During 2008, members of the Committee comprised the following non-executive directors:

- Sipho Pityana (appointed chairman effective August 1, 2008)
- Russell Edey (chairman up to July 31, 2008)
- Reginald Bannerman
- Prof Wiseman Nkuhlu
- Frank Arisman
- Dr James Motlatsi

During the year, all members attended the three meetings of the Remuneration Committee that were held, except Mr Pityana who was unable to attend one meeting.

	Number of meetings attended
SM Pityana	2/3
FB Arisman	3/3
RE Bannerman	3/3
RP Edey	3/3
TJ Motlatsi	3/3
LW Nkuhlu	3/3

All meetings of the committee are attended by the chief executive officer and executive vice president – human resources, except when their own remuneration or benefits are being discussed. The services of Deloitte & Touche are retained to act as independent, expert advisers on executive remuneration.

The following principles are applied in determining executive remuneration:

- Annual remuneration is a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50 percent of annual remuneration if the bonus and LTIP targets are achieved.
- Salary is set at the median for the relevant competitive market.
- All incentive plans align performance targets with shareholder interests.

BONUS SHARE PLAN (BSP) AND LONG-TERM INCENTIVE PLAN (LTIP)

BSP

Shareholders approved the introduction of two new plans to replace the old share incentive scheme at the annual general meeting held on April 29, 2005. The purpose of both schemes is to align the interests of shareholders and the efforts of executives and managers.

To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid partly in cash and partly in rights to acquire shares.

The BSP scheme was revised in 2008, with the approval of shareholders, to increase in the maximum bonus quantum (and the accompanying share award) for all levels of participants. In the case of the CEO and CFO, the maximum bonus earning opportunity was increased to 160 percent and 140 percent, respectively. The vesting period for the bonus shares was also altered with part of the award vesting after the first and second years and an enhancement after a third year if the shares are not sold before the end of year three. The split between company and individual performance in determining the bonus at executive level was also changed to 60 percent company and 40 percent individual.

LTIP

The LTIP allows for the granting of rights to acquire shares, determined by the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to consistently outperform its gold company peers. Additionally, certain strategic business objectives, which the Remuneration Committee determines from time to time, will also need to be met. For 2008, strategic business objectives set by the Remuneration Committee includes safety improvement targets and reserve and resource ounce generation.

EXECUTIVE REMUNERATION

Executive director remuneration currently comprises the following elements:
- Basic salary, which is subject to annual review by the Remuneration Committee and is set in line with the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
- Annual bonus, which is determined by the achievement of a set of stretched company and individual performance targets. For 2008, the company targets were based on performance measures including safety, EPS, cost control, and gold production. The weighting of the respective contribution of company and individual targets is 60 percent company and 40 percent individual. 50 percent of the bonus is paid in cash and 50 percent in the awarding of rights to acquire shares in terms of the BSP.
- LTIP: The CEO and CFO are granted the right to acquire shares of value equivalent to 120 percent and 100 percent of their annual salaries, respectively, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to consistently outperform its gold company peers. Additionally, strategic business objectives will also need to be met.

In 2005, the first grant of LTIP awards was made to executive directors and executive and senior management. When the LTIP awards vested at the end of 2007, only one performance target was achieved, resulting in a vesting of 40 percent of awards granted, with the balance lapsing. The LTIP awards granted in 2006 will vest on July 31, 2009 and based on the performance targets achieved, 40 percent of awards granted will vest in respect of executive directors and executive management, and 45 percent of awards granted will vest for other management with the balance lapsing.

At the discretion of the Remuneration Committee, cash payments, equal in value to the dividends which would have been paid on an award of actual shares during the vesting period was made when the BSP awards of 2006 vested. A cash payment will also be made when the LTIPs awarded in 2006 vest end-July 2009.

- **Pensions and Risk Benefits:** Executive directors belong to AngloGold Ashanti's pension fund. However, executive directors who are non-South African citizens have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives. Death and disability cover reflects best practice amongst comparable employers in South Africa.
- **Other benefits:** Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.

DIRECTORS' SERVICE CONTRACTS

Service contracts of executive directors are reviewed annually. Mark Cutifani, as chief executive officer, has an initial contract of 24 months, but with a 12-month notice period. The notice period for the chief financial officer Srinivasan Venkatakrishnan, is nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company.

COMPENSATION OF EXECUTIVE DIRECTORS AND EXECUTIVE MANAGEMENT

Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose compensation paid to its executive directors on an individual basis while compensation paid to its executive officers/executive management is disclosed in aggregate.

The following table presents the compensation paid by AngloGold Ashanti to executive management during 2008 and 2007. Executive directors have elected not to receive payment of directors' fees, committee fees and travel allowances.

EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION

Executive director and executive management remuneration is made up as follows:

All figures in $000 [1]	Appointed with effect from[2]	Resigned/ retired with effect from[2]	Salary	Compen- sation and recruit- ment[3]	Perfor- mance related pay- ments [4]	Pension scheme contri- butions benefits [5]	Other benefits [5]	En- cashed leave[6]	Sub total	Pre-tax gains on share options exer- ised	Total
Executive directors' remuneration 2008											
M Cutifani	Full year		1,153	–	713	179	3	–	2,048	–	2,048
S Venkatakrishnan [8]	Full year		677	–	438	122	–	–	1,237	223	1,460
			1,830	–	1,151	301	3	–	3,285	223	3,508
Executive management's remuneration 2008 Representing 11 executive management [8]			3,852	–	1,763	623	145	60	6,443	192	6,635
Total executive directors, and executive management remuneration 2008			5,682	–	2,914	924	148	60	9,728	415	10,143

All figures in $000 [1]	Appointed with effect from [2]	Resigned/ retired with effect from [2]	Salary	Compensation and recruitment [3]	Performance related payments [4]	Pension scheme contributions benefits [5]	Other benefits [5]	En-cashed leave [6]	Sub total	Pre-tax gains on share options exercised	Total
Executive directors' remuneration 2007											
M Cutifani	Sep 17, 07		227	2,162	137	–	100	–	2,627	–	2,627
R Carvalho Silva [7]		Sep 30, 07	636	2,880	142	302	227	213	4,400	651	5,051
RM Godsell		Sep 30, 07	716	1,394	–	109	13	264	2,495	5,075	7,569
NF Nicolau		Nov 12, 07	701	2,375	136	111	118	18	3,459	337	3,795
S Venkatakrishnan	Full year		649	–	244	110	–	35	1,038	–	1,038
			2,929	8,811	659	632	458	530	14,019	6,063	20,080
Executive officers' remuneration to November 30, 2007 15 executive officers			4,041	–	885	511	37	95	5,569	1,634	7,203
Executive officers' remuneration from December 1, 2007 Representing 10 executive officers			345	–	73	43	6	51	518	–	518
Total executive directors, executive officers and executive management remuneration – 2007			7,315	8,811	1,617	1,186	501	676	20,106	7,697	27,801

Rounding of figures may result in computational discrepancies.

(1) *Where directors' compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollar using the following year-to-date average rate of exchange: 2008: R8.2483:$1 and 2007: R7.0276:$1.*

(2) *Salaries are disclosed only for the period from or to which office was held except in respect of Messrs Godsell, Carvalho Silva and Nicolau, which amounts reflect total payments made to the date of the 2007 report.*

(3) *Compensation and recruitment expenses relate to the once-off payments made to Messrs Godsell, Carvalho Silva and Nicolau on their retirement/resignation from the board and company, and to Mark Cutifani on his appointment as chief executive officer.*

(4) *In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance related payments calculated on the year's financial results.*

(5) *Includes health care, personal travel and relocation expenses, and in respect of Mr Carvalho Silva, a compulsory payment to an unemployment insurance fund and a medical promise payout in respect of Mr Nicolau.*

(6) *Pursuant to AngloGold Ashanti's policy regarding the number of leave days that may be accrued, all surplus leave days accrued are compulsorily encashed.*

(7) *Mr Carvalho Silva's earnings were paid in Brazilian real and US dollars. For the purposes of this annual report, values have been converted to South African rands using the monthly average rates of exchange.*

(8) *Mr Venkatakrishnan applied all of the proceeds after tax from the sale of his share options to acquire 4,569 ordinary shares in AngloGold Ashanti. Of the 15,563 share options exercised by the executive management, the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in AngloGold Ashanti.*

Executive directors do not receive payment of directors' fees or committee fees.

COMPENSATION OF NON-EXECUTIVE DIRECTORS

The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for traveling internationally to attend board meetings, non-executive directors receive no further payments from the company.

There are no contracts of service between the non-executive directors and the company or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.

The following table presents the compensation paid by AngloGold Ashanti to each non-executive director during 2008 and 2007.

NON-EXECUTIVE DIRECTORS' REMUNERATION

The following table details fees and allowances paid to non-executive directors:

All figures stated to the nearest $000[1]	Appointed with effect from [2]	Resigned/ retired with effect from [2]	Directors' fees [3]	Committee fees	Travel [4]	Total	Directors' fees [3]	Committee fees	Travel [4]	Total
				2008				2007		
RP Edey (Chairman)			150	32	25	207	142	31	18	191
Dr TJ Motlatsi (Deputy chairman)			44	19	–	63	48	26	–	74
FB Arisman			25	33	20	78	21	30	18	70
RE Bannerman			25	12	25	62	21	15	18	55
Mrs E le R Bradley		May 6, 08	5	5	–	10	18	28	–	46
CB Brayshaw		May 5, 07	–	–	–	–	7	11	–	18
Mrs C Carroll	May 5, 07	Oct 9, 07	–	–	–	–	4	–	–	4
Dr SE Jonah (President)		Feb 12, 07	–	–	–	–	13	9	–	22
R Médori		Oct 9, 07	–	–	–	–	15	–	–	15
JH Mensah			25	21	20	66	21	11	18	50
WA Nairn			16	19	–	35	18	22	–	44
Prof LW Nkuhlu			16	27	–	43	19	16	–	33
SM Pityana	Feb 13, 07		16	34	–	50	16	16	–	32
SR Thompson		July 28, 08	15	16	5	36	21	13	14	48
AJ Trahar		May 5, 07	–	–	–	–	7	5	–	12
Total – non-executive directors			337	218	95	650	389	234	87	710
Alternates										
PG Whitcutt		Oct 9, 07	–	–	–	–	–	5	–	5
Total – alternate directors			–	–	–	–	–	5	–	5
Grand total			337	218	95	650	389	239	87	715

Rounding may result in computational differences

(1) *Where directors' compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollar using the following year-to-date average rate of exchange: 2008: R8.2483:$1 and 2007: R7.0276:$1.*

(2) *Fees are disclosed only for the period from or to which, office is held.*

(3) *At the annual general meeting of shareholders held on May 4, 2007 shareholders approved an increase in directors' fees with effect from May 1, 2007*

    – *Chairman*   –   *$150,000 per annum*
    – *Deputy chairman and president*   –   *R360,000 per annum*
    – *South African resident directors*   –   *R135,000 per annum*
    – *Non-resident directors*   –   *$25,000 per annum*

The non-executive directors' remuneration was last adjusted in 2007 and as a result, has lagged behind that of a comparator group of companies, both locally and globally. In order to continue to attract individuals of high caliber to serve as non-executive directors, and to enable the company to achieve its strategic objectives, a proposal to adjust the non-executive directors remuneration in line with the market and the company's business strategy, will be tabled at the annual general meeting to be held on May 15, 2009.

(4) *A payment of a travel allowance of $5,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.*

6C.   BOARD PRACTICES

INTRODUCTION

Corporate governance is the responsibility of the board as a whole and is guided by the company's Memorandum and Articles of Association, the Board Charter, the South African Companies Act 61 of 1973, as amended, and the United States' Sarbanes-Oxley Act of 2002, the listing requirements of the JSE Limited and other stock exchanges on which the company is listed, as well as various corporate governance guidelines such as those provided by the King Code and the Global Reporting Initiative. Various other legislations and governance standards also guide the company's legal and disclosure obligations.

Day-to-day responsibility for corporate governance is overseen by management which regularly reports to the various committees of the board. The board chairman and the chairman of the Audit and Corporate Governance Committee play an active role in the corporate governance issues faced by the company through regular interaction with executive directors, senior management and other interested parties where necessary.

The JSE Limited's Listings Requirements require the company to disclose its compliance with the King Code and explain any areas of non-compliance. The King Code is a set of guidelines on best practice in corporate governance aimed at promoting the highest standards of governance in South Africa. AngloGold Ashanti complies with all material aspects of the King Code. AngloGold Ashanti deviates from the King Code in that the chairman of the board is a member of the Audit and Corporate Governance committee owing to his considerable knowledge of financial matters, risk management and corporate governance.

Significant corporate governance milestones achieved by AngloGold Ashanti during the year:

- inclusion in the JSE Sustainability Index 2008 and was nominated as one of the sixteen "Best Performers" in the 2008 index; and
- overall winner of the Southern African Institute of Chartered Secretaries and Administrators and the JSE Limited's Annual Report Award in respect of its 2007 annual report prepared in accordance with IFRS.

THE BOARD OF DIRECTORS

The board has a unitary structure and comprises 10 members who assume overall responsibility for the activities of the company, including the entire risk management framework and corporate governance of the company. The board has a written charter that governs its powers, functions and responsibilities and covers the following pertinent areas:

- Authority of the board
- Directors' appointments
- Role and responsibility of the board
- Procedures of the board
- Board committees
- Matters reserved for board decision
- Management of risks
- Corporate governance
- Remuneration issues
- Evaluation of board performance and induction of new directors
- Declaration of interests

The board contains the mix of skills, experience and knowledge required of a multinational gold mining company.

Directors' retirement follows a staggered process with one-third of non-executive directors retiring at least every three years at the annual general meeting. A curriculum vitae of each director standing for election or re-election is made available to shareholders prior to the annual general meeting to assist in their deliberations. The board is authorized by the company's articles of association to appoint new directors, on recommendation by the Nominations Committee, provided such appointees retire at the next annual general meeting and stand for election by shareholders.

Executive directors are appointed by the board to oversee the day-to-day running of the company. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria.

Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year or that require payment of compensation on termination. Non-executive directors do not hold service contracts with the company.

Non-executive directors provide the board with advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play as board representatives on key committees such as the Audit and Corporate Governance, Nominations, Political Donations and Remuneration committees, ensures that the company's interests are served by impartial views that are separate from those of management and shareholders.

In October 2008 the board reviewed its definition and criteria for determining which of its members qualify as being independent from a corporate governance perspective. That definition is replicated below:

Policy on determining the independence of board members

AngloGold Ashanti subscribes to a policy of sound corporate governance practices informed by the requirements set in terms of applicable stock exchanges on which the company is listed, and particularly that of the Johannesburg and New York Stock Exchanges, as well as legislative imperatives of securities and companies laws and governance standards such as the King Code. The board will at all times comply with the requirement to consist of a majority of independent directors and this policy statement will describe the criteria that will guide the board in determining which of its members are independent from a corporate governance point of view. The board retains an inherent discretion to determine the independence of its directors on a case-by-case basis taking into account the totality of the facts and the criteria established in this policy. Where the board, exercising its discretion and having considered all relevant facts, determines a director to be independent despite not meeting the criteria established in this policy, the board will fully disclose its reasoning in appropriate public reports.

The test of independence that will be used by the board of AngloGold Ashanti Limited to determine the independence of its members is based on the following:

1. An independent director is a non-executive director of the board who:
   a. Is not a representative or officer of a significant shareholder of the company. For purposes of this policy the term "significant shareholder" means a shareholder who owns, directly or indirectly, more than 5 percent of the company's issued share capital or a shareholder who has the ability to influence the decisions of the board and/or management. The term "officer" shall mean a director or company secretary of the shareholder, any person identified as an officer according to the requirements of any relevant laws; any person who has the capacity to influence significant business and/or financial decisions of the shareholder (including decisions affecting the relationship with AngloGold Ashanti) or who is appointed to any capacity within the shareholder by its board or any of its board committees;
   b. Has not been employed in an executive capacity by the company or the group for the preceding three financial years. For purposes of this policy the term "executive capacity" means any employee whose appointment requires the approval of the Remuneration Committee, Nominations Committee or the Audit and Corporate Governance Committee of the board;
   c. Has not been the auditor of the company for the preceding three financial years;
   d. Is not a professional adviser to the company other than in his or her capacity as a director of the company;
   e. Does not have a material interest in a contract with the company or is not employed by a company that has a material interest in a contract with the company. For purposes of this policy the term "material interest in a contract" means, as a guideline, any contract which is:
      (i) The greater of 0.5 percent of AngloGold Ashanti's total gross revenue in the preceding financial year or $20 million whichever is the greater; and
      (ii) Even if the limit mentioned in (i) above is not exceeded, the board will consider whether the contract is deemed material to either contracting side taking into account all relevant facts including (but not limited to) the value of the contract relative to the total business of each party and the importance of the business relationship to the parties.
   f. Is free of any other business or other relationship which could be perceived to materially interfere with the individual's capacity to act independently of other board members, management or the individual's own interests;
   g. Receives remuneration for services as a director in the form of cash and shares (but not share options); and
   h. Objectively conducts himself or herself in a manner displaying independence of thought, judgment and action.

2. For purposes of determining the independence of directors the criteria above will apply mutatis mutandis to the immediate family members of the director. For purposes of this policy the term "immediate family member" shall include any of the following persons who are related to the director in question: spouse, children and grandchildren; parents, parents-in-law and grandparents; siblings and the children, spouses and grandchildren of any of these siblings.

3. The board will annually review which of its members are independent having regard to this policy and relevant facts.

The board will annually review this policy as part of its own performance evaluation process.

The board, its committees, and individual directors completed an annual evaluation process in February 2009 to review their effectiveness and determine measures that will help improve the performance of the board and its committees. The chairman of each committee and the chairman of the board led the processes to evaluate the committees and the board, respectively. There was a separate review of the chairman's performance led by the deputy chairman of the board whereby each director evaluated his performance during the year. The company secretary and compliance manager play a critical role in this process.

The performance evaluation of executive directors is conducted by the Remuneration Committee.

As an example of the content of an appraisal form, the board effectiveness evaluation covered the following topics:
• Setting of performance objectives
• Board contribution to development of strategy
• Board response to crisis
• Board awareness of developments in regulatory environment and market
• Effectiveness of board committees
• Evaluation of the relationship between the board and management, shareholders and among members of the board itself
• Succession plans for senior executive management
• Definition of independent directors
• Corporate governance and legal issues facing the board/company

The vice president – finance, treasury and company secretarial and the company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The vice president – finance, treasury and company secretarial and the company secretary are responsible for compliance with all the statutory requirements related to the administration of the Share Incentive Scheme. They also ensure that minutes of all shareholders, board and board committee meetings are properly recorded in accordance with the South African Companies Act 61 of 1973, as amended. The company secretarial and compliance functions also play a crucial role in the induction of new directors.

A compliance office has been established to assist the board and management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.

All members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.

Directors and employees of AngloGold Ashanti with access to price sensitive information are not permitted to trade in the company's shares during closed periods. In addition, they are prohibited from dealing in warrants and derivatives of the company at any time. Directors and key employees are required to follow a formal process before trading in the company's shares. Closed periods are in effect from the end of the reporting period to and including the date of publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also effective during periods when major transactions are being negotiated and a public announcement could be imminent.

Six board meetings and six sub-committee meetings took place during the course of 2008.

Significant issues faced by the board in 2008

The biggest issue faced by the board of AngloGold Ashanti during 2008, was and continues to be, the global financial crisis and the prospect of a worldwide recession. The current economic climate has several implications for resource companies as commodity prices slide downwards and impact essential financial and capital project plans. More relevant to AngloGold Ashanti was the need to refinance the company's convertible bond which matured in February 2009. The company's initial plan to refinance the bond from proceeds of an equity linked instrument became non-viable due to the global credit crunch that resulted from the financial crisis, posing a significant risk to the company's activities. The refinancing problem was resolved when, in November 2008, the company secured a US$1.0 billion term facility to refinance the bond.

The board also regularly reviewed both the company's strategy of reducing the hedge book and its performance in respect of safety.

Attendance at board meetings during 2008:

Mr R P Edey (Chairman)	6 of 6 meetings attended
Dr T J Motlatsi	5 of 6 meetings attended
Mr F B Arisman	6 of 6 meetings attended
Mr R E Bannerman	6 of 6 meetings attended
Mrs E Le R Bradley*	3 of 4 meetings attended
Mr M Cutifani	6 of 6 meetings attended
Mr J H Mensah	6 of 6 meetings attended
Mr W A Nairn	6 of 6 meetings attended
Prof L W Nkuhlu	6 of 6 meetings attended
Mr S M Pityana	4 of 6 meetings attended
Mr S R Thompson**	4 of 4 meetings attended
Mr S Venkatakrishnan	6 of 6 meetings attended

*   retired May 6, 2008
**   resigned July 28, 2008

BOARD SUB-COMMITTEES

To facilitate its activities and deliberations, the board has established a number of subcommittees, comprising members of the board, with written terms of reference governing the powers, functions and activities of these sub-committees. There are eight committees of the board including the Executive Management Committee. As and when required, the board may establish Special Purpose committees to address issues of current concern.

Members of board committees have access to management and the records of the company, as well as to external professional advisers should the need arise. Details of each sub-committee are provided below:

Audit and Corporate Governance Committee

Membership of the Audit and Corporate Governance Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee's chairman, Prof Wiseman Nkuhlu is the board's financial expert. All four members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. In relation to independent directors' membership of the committee, AngloGold Ashanti deviates from the guidelines of the King report, but complies with the requirements of the Sarbanes-Oxley Act in that the board chairman is a member of the committee. The board considers that the board chairman possesses relevant invaluable experience and knowledge warranting his membership of the committee.

The group internal audit manager has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of this committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, enables him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of the internal audit department, for which the group internal audit manager is responsible, are governed by a formal internal audit charter approved by the committee. In addition, the group internal audit manager meets with committee members in the absence of management.

The committee meets regularly with the external audit partner, the group's internal audit manager and the chief financial officer to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the quarterly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

In relation to risk management, the committee reviews the risk policies of the company with respect to risk identification and the risk management process, ensuring that the guidelines of the King Code and the requirements of the US Sarbanes-Oxley Act are met, as well as advising the board on the effectiveness of the risk management system.

The committee is further responsible for:

- the appointment and dismissal of the external auditors;
- determining and approving external auditors' fees;
- ensuring that the external auditors report regularly to the committee;
- overseeing the work of the external auditors;
- fees paid to the external auditors in respect of audit fees are disclosed under "Item 16C.: Principal accountant fees and services";
- overseeing the internal audit function:
  - receiving regular report back from the group internal audit manager; and
  - the appointment and dismissal of the group internal audit manager;
- assessing and reviewing the company's risk management framework;
- monitoring the group's corporate governance practices in relation to regulatory requirements and guidelines; and
- determining all non-audit work of the external auditors including consulting work, and pre-approving non-audit fees to be paid to the external auditors. The non-audit activities performed by the external auditors during the year were in respect of:
  - tax services;
  - training services; and
  - assurance services in respect of United States Securities and Exchange Commission (US SEC) regulatory filings.

The external auditors also meet with committee members in the absence of management. The Audit and Corporate Governance Committee, after due consideration, is satisfied that the external auditor is independent of the company and was so during the financial period under review to and including the date of this report.

The committee met on four occasions during 2008. Mrs E Le R Bradley retired from the board on May 6, 2008 and ceased to be a member of the committee at that date. The committee meeting attendance during 2008 is as follows:

Prof L W Nkuhlu (Chairman)   4 of 4 meetings attended
Mr F B Arisman   4 of 4 meetings attended
Mrs E le R Bradley*   1 of 1 meetings attended
Mr R P Edey   4 of 4 meetings attended
Mr J H Mensah   4 of 4 meetings attended

*   retired on May 6, 2008

The NYSE listing rules require that the board determine whether a member of the committee's simultaneous service on the audit committees of more than three public companies impairs the ability of such a member to effectively serve on a listed company's audit committee. Professor Nkuhlu, the chairman of the committee, is a member of two (2007: two) other public companies' audit committees but is the chairman of none of these committees (2007: nil).

Prof Nkuhlu is a qualified chartered accountant with considerable experience in both accounting and auditing and is a past president of the South African Institute of Chartered Accountants. The board is confident that the experience and caliber of Prof Nkuhlu and his active contribution and regular attendance at meetings of the committee and the board demonstrates his commitment to the company. The simultaneous service on other audit committees and membership on the Financial Crisis Advisory Group of the IASB and FASB by Prof Nkuhlu has not impaired his ability to diligently execute his responsibilities to the committee and the board of AngloGold Ashanti. The members of the Audit and Corporate Governance Committee were all re-appointed to serve as members of the committee by the board to hold office for the next financial year.

Transformation and Human Resources Development Committee (formerly Employment Equity and Development Committee)

The name of this committee was changed during 2008. The committee is responsible for overseeing the company's performance in respect of employment equity, transformation and staff development by taking into account the legal requirements of applicable legislation and the monitoring of targets set by the company, including the monitoring of the Mining Charter in its entirety and all legislative requirements impacting on the company's right to mine at all its operations. The committee is also responsible for employee skills development in a manner that seeks to develop and retain talent, and to provide employees with the opportunity to enhance their skills and knowledge. The committee met on four occasions during 2008. Details of the company's employment equity practices and performance during the year, as well as the many challenges the company faces in this regard are provided for in this report under the Employment Equity and Development section below.

The committee meeting attendance during 2008 is as follows:

Dr T J Motlatsi (Chairman)	4 of 4 meetings attended
Mr FB Arisman	4 of 4 meetings attended
Mr R E Bannerman	4 of 4 meetings attended
Mr M Cutifani	4 of 4 meetings attended
Mr W A Nairn	4 of 4 meetings attended
Mr S M Pityana	3 of 4 meetings attended

Executive Committee

This committee is chaired by Mr Cutifani, the chief executive officer and comprises members of the executive team. The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. It meets at least monthly and is actively involved in the strategic review of the company's values, safety performance, operation and exploration profiles and financial status.

Investment Committee

This committee is responsible for overseeing and reviewing AngloGold Ashanti's strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects. Mrs E Le R Bradley retired and Mr Thompson resigned from the committee on May 6, 2008 and July 28, 2008, respectively. The committee met on three occasions during 2008 Attendance was as follows:

Mr R P Edey (Chairman)	3 of 3 meetings attended
Mrs E le R Bradley*	1 of 1 meetings attended
Mr M Cutifani	2 of 3 meetings attended
Mr J H Mensah	3 of 3 meetings attended
Mr W A Nairn	2 of 3 meetings attended
Mr S Pityana	2 of 3 meetings attended
Mr S R Thompson**	1 of 1 meetings attended
Mr S Venkatakrishnan	3 of 3 meetings attended

*	retired May 6, 2008
**	resigned July 28, 2008

Nominations Committee

The appointment of directors is a matter for the board as a whole but the Nominations Committee, whose membership comprises solely of independent non-executive directors, is responsible for identifying and recommending suitable candidates for appointment to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the chief executive officer and board chairman. Mrs E Le R Bradley resigned from the committee on May 6, 2008. No meetings of the committee took place during 2008.

Political Donations Committee

The membership of the Political Donations Committee comprises the South African resident independent non-executive directors, and is chaired by the deputy chairman of the board, Dr TJ Motlatsi. The committee determines the funding of political parties in South Africa in accordance with principles set out in the political donations policy adopted by the board on April 29, 2003. No meetings of the committee took place during 2008.

Remuneration Committee

The Remuneration Committee comprises only non-executive directors and is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company. Full details of the company's remuneration philosophy, the committee's deliberations during 2008, remuneration payments for all directors and information on the Share Incentive Scheme have been disclosed in "Item 6B.: Compensation" above.

The performances of the executive directors are assessed relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company and are precluded from participation in the company's share incentive scheme. Mr Edey resigned as chairman of this committee on July 31, 2008, but remains a member and Mr Pityana assumed the chairmanship on August 1, 2008. The committee met on three occasions during 2008 and its meeting attendance is as follows:

Mr S M Pityana (Chairman)	2 of 3 meetings attended
Mr F B Arisman	3 of 3 meetings attended
Mr RE Bannerman	3 of 3 meetings attended
Mr RP Edey	3 of 3 meetings attended
Dr TJ Motlatsi	3 of 3 meetings attended
Prof L W Nkuhlu	3 of 3 meetings attended

Safety, Health and Sustainable Development Committee

This committee is tasked with overseeing the company's performance regarding safety, health and sustainable development, and for establishing targets in relation to each of these areas. Membership of the committee comprises non-executive directors and the chief executive officer. Its meetings are attended by several members of the executive team and other officers of the company. During 2008, the committee deliberated on the safety concerns faced by the company's South African mines in particular, and on the strategies and methodologies that will enhance the safety and security of all company employees. AngloGold Ashanti recently implemented the "Safety is our first value" campaign aimed at giving greater focus to safety issues. The committee met on four occasions during 2008. The members of the committee visited the Moab Khotsong mine where they went underground and had a presentation from mine management. Mr Thompson resigned from the committee on July 28, 2008. The committee's meeting attendance is shown below:

Mr WA Nairn (Chairman)	4 of 4 meetings attended
Mr M Cutifani	4 of 4 meetings attended
Mr J H Mensah	3 of 4 meetings attended
Dr T J Motlatsi	3 of 4 meetings attended
Mr S M Pityana	3 of 4 meetings attended
Mr S R Thompson*	1 of 2 meetings attended

*   Mr Thompson resigned effective July 28, 2008.

Special purpose board committees

As and when required, the board may appoint a special purpose board committee. In March 2008, the Financial Analysis Committee was formed to address the funding requirements of the company, namely the rights offer. The committee was dissolved on July 7, 2008 following the close of the rights offer. Members of the committee and attendance at meetings are shown below:

Mr F B Arisman (Chairman)   5 of 5 meetings attended
Mr R P Edey   5 of 5 meetings attended
Prof. L W Nkuhlu   5 of 5 meetings attended
Mr S M Pityana   5 of 5 meetings attended

6D.   EMPLOYEES

The average number of attributable employees in the AngloGold Ashanti group over the last 3 financial years was:

	2008	2007	2006
South Africa	37,127	36,976	35,968
Argentina	1,072	1,017	906
Australia	1,198	781	479
Brazil	4,095	4,352	4,428
Ghana	7,502	7,549	9,443
Guinea	2,933	2,917	2,708
Mali	1,611	1,615	1,473
Namibia	482	409	313
Tanzania	3,116	3,226	3,220
USA	421	405	369
Other*	3,338	2,275	2,146
Total**	62,895	61,522	61,453

*   *Including corporate, exploration and other non-gold producing subsidiaries.*
**   *Includes contractors.*

The change in employee numbers from 2007 to 2008 was largely a result of the employment of personnel required to implement AngloGold Ashanti's strategies pertaining to the business process framework, business improvement, and increased exploration personnel.

The change in employees numbers from 2006 to 2007 was largely a result of increases in employee complement in Australia and Namibia owing to staffing up at the Boddington joint venture and the full impact of the revised shift arrangements at Sunrise Dam, and the full transition to owner-mining at Navachab. In contrast, employee numbers declined in Ghana where restructuring continued at the Obuasi operation.

EMPLOYEE AND OTHER STAKEHOLDER ENGAGEMENT

The company has in place, a variety of strategies and structures designed to promote constructive engagement with employees and other stakeholders. Details of the company's initiatives and practices in respect of stakeholder engagement are contained in the AngloGold Ashanti Report to Society 2008.

UNIONS AND COLLECTIVE BARGAINING

Freedom of association, in particular, is recognized as a fundamental right within the group, and collective bargaining is encouraged in those countries where the relevant structures exist. Management/union relationships, where they exist given the local laws and arrangements, are governed by collective bargaining, recognition and company-negotiated agreements. Over 90 percent (2007: 93 percent) of the global workforce is represented by recognized trade unions or provided for by way of collective bargaining processes. AngloGold Ashanti is a strong supporter of collective bargaining.

Although only 86 percent (2007: 87 percent) of all South African employees are members of unions, 97.4 percent (2007: 97.5 percent) fall under collective bargaining agreements, including the agency-shop agreement. The agency shop agreement exists across the lower bargaining unit at the South African operations. This agreement provides for the contribution by non-union members of 0.75 percent of basic monthly pay to a fund which is used to address work and social needs of that bargaining group. This has been negotiated because union members pay 1 percent of their basic pay as union dues. The outcome of wage negotiations with the unions applies to all employees within that bargaining unit, whether they are union members or not.

The only exceptions to the collective bargaining arrangements are operations in the United States and Australia, where employees (as is common practice in these countries) are not members of unions, but where a high degree of employee participation is encouraged.

There were no significant disputes or strikes at any of the group's operations during the year. The most significant agreement reached between the company and unions during the year was the review of wages in Ghana.

In South Africa, a two-year agreement, effective July 2007, was entered into between AngloGold Ashanti, through the Chamber of Mines, NUM and Solidarity. The agreement provides for:
- wage increases of between 8 percent and 10 percent, with the highest increase for the lowest job category and for key skills;
- a wage increase in the second year of CPIX plus 1 percent, subject to a minimum guaranteed increase of 8 percent. In terms of the agreement, a wage increase of 10 percent was effective from July 1, 2008;
- an increase in medical incapacitation benefits and an increase in funeral cover;
- improvements in accommodation subsidies; and
- an increase in family responsibility leave from three days to four days.

A review of wages and other conditions of service effective July 1, 2009 for the South African operations will be conducted in the first half of 2009 by the above parties, through the Chamber of Mines.

In Ghana, the 3-year broad agreement on wages and conditions of service which was negotiated in 2006 between AngloGold Ashanti and the Ghana Mine Workers' Union is still current but will be re-negotiated in 2009.

Generally, conditions of service, including minimum notice periods and negotiation practices with employees and employee representatives, are guided by country legislation, collective bargaining agreements and individual contracts of employment and therefore vary from region to region.

6E. SHARE OWNERSHIP

DIRECTORS' INTERESTS IN SHARES

At December 31, 2008, the members of AngloGold Ashanti's board of directors beneficially held the aggregate of 24,068 ordinary shares of the company (not incuding stock options or other equity awards), which represented 0.0068 percent of the company's outstanding share capital at that date.

The interests of the directors in the ordinary shares of the company at December 31, 2008 were:

	Beneficial	
	Direct	Indirect
	December 31, 2008	
Executive directors		
M Cutifani	10,000	–
S Venkatakrishnan	5,221	–
Total	**15,221**	**–**
Non-executive directors		
FB Arisman	–	4,984
RP Edey	–	3,063
LW Nkuhlu	800	–
Total	**800**	**8,047**
Grand total	**16,021**	**8,047**

There has been no change in the above interests since December 31, 2008. A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered office.

SHARE OWNERSHIP OF EXECUTIVE OFFICERS/EXECUTIVE MANAGEMENT

Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers/executive management in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate; do not exceed 1 percent of the company's issued ordinary share capital.

SHARE OWNERSHIP OF EMPLOYEES

At a general meeting of shareholders held on December 11, 2006, members approved the creation of 4,280,000 E ordinary shares of 25 South African cent pursuant to an employee share ownership plan for the benefit of certain AngloGold Ashanti employees, of which the majority are historically disadvantaged South Africans as defined in the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.

All the authorized E ordinary shares have been issued, of which 2,880,000 E ordinary shares were issued to the Bokamoso ESOP Trust which holds these shares on behalf of approximately 31,000 employees.

ANGLOGOLD SHARE INCENTIVE SCHEME

AngloGold Ashanti operates a share incentive scheme through which executive directors, executive management and managers of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivize such employees to identify themselves more closely with the fortunes of the company and its continued growth and to promote the retention of such employees.

Non-executive directors are not eligible for participation in the share incentive schemes.

The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75 percent of the total number of ordinary shares in issue at any time. At December 31, 2008, 9,720,794 ordinary shares (2007: 7,630,080) were available for purposes of the scheme, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375 percent of the total number of ordinary shares in issue) – at December 31, 2008, a maximum of 486,040 ordinary shares per employee could be issued in aggregate (2007: 381,504).

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares, and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest caliber. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the "AngloGold Share Incentive Scheme or share incentive scheme".

Although the Remuneration Committee has the discretion to incentivize employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:

Time-related

The granting of time-related options was approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the annual general meeting held on April 30, 2002, at which time it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on February 1, 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.

Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of 20 percent each in years two, three and four and 40 percent in year five. As of the date of this report, all options granted and outstanding have vested in full.

Performance-related

The granting of performance-related options was approved by shareholders at the annual general meeting held on April 30, 2002 and amended at the annual general meeting held on April 29, 2005 at which time it was agreed that no further performance-related options would be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.

Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on November 1, 2007.

Bonus Share Plan (BSP)

The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on April 29, 2005 and amended at the general meeting held on May 6, 2008 at which time, shareholders approved the increase in the maximum level of bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive management and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at "nil" cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting (unless an event, such as death, occurs which may result in an earlier vesting date). In respect of awards granted in 2008 and onwards, the vesting period has been amended to allow employees to exercise their rights as follows: 40 percent in year one and 60 percent in year two from date of grant or in the event that exercising of awards only takes place in year three, then 120 percent of awards granted will be available for immediate exercising.

Long-Term Incentive Plan (LTIP)

The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on April 29, 2005. Executive directors, executive management and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets under which the rights were granted, are met and provided that the participant is still in the employ of the company (or unless an event, such as death, occurs which may result in an earlier vesting date).

SHARE INCENTIVE SCHEMES

Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers during the year to December 31, 2008 are listed in the table below:

Executive directors, executive management and other managers

	M Cutifani	Venkat#[1]	Total directors	Total executive management[2]	Total other managers	Total scheme
Granted and outstanding at January 1, 2008 [3]						
Number	–	45,396	45,396	316,339	2,952,519	3,314,253
Granted during the year [4]						
Number	39,440	32,046	71,486	182,811	1,137,998	1,392,295
Exercised during the year						
Number	–	7,615	7,615	15,563	649,367	672,545
Pre-tax gain before expenses at date of exercise – R000	–	R1,837	R1,837	R1,584	R77,167	R80,588
Lapsed during the year						
Number	–	7,800	7,800	33,000	551,407	592,207
Held at December 31, 2008						
Number	39,440	62,027	101,467	450,587	2,889,742	3,441,796
Latest expiry date	Feb 28, 2018	Feb 28, 2018		June 30, 2018	Jan 6, 2019	

Of the 3,441,796 options and rights granted and outstanding at December 31, 2008, 1,707,255 options are fully vested.

(1) *All the after tax proceeds from the sale of options were used to acquire 4,569 ordinary shares in the company.*
(2) *Of the 15,563 options exercised, and the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in the company.*
(3) *As a result of the change in status, the following movements to opening balances were made:*
   – *From director status to other management 117,786 options/awards*
   – *From executive management to other management 207,027 options/awards*
(4) *Awards granted since 2005 have been granted at NIL cost to participants*
(5) *On February 17, 2009, a total of 740,609 BSP and 528,538 LTIP awards were granted to 1,558 and 87 eligible employees respectively. Awards granted to M Cutifani and Venkat are as follows:*

	BSP	LTIP
M Cutifani	*19,992*	*40,694*
Venkat	*15,268*	*21,238*

 # Venkat refers to S Venkatakrishnan.

Non-executive directors are not eligible to participate in the scheme and therefore own no options.

Options and rights

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year January 1, 2008 to December 31, 2008 is:

	Time-related [1]	Performance-related [1]	Bonus share plan	Long-term incentive plan	Total	Average exercise price per ordinary share – R	Ordinary shares issued
At January 1, 2008	206,960	1,638,200	685,668	783,425	3,314,253	130.74	4,295,959
Movement during the year							
– Granted	41,806	313,082	465,076	572,331	1,392,295		
– Exercised	128,333	385,111	115,458	43,643	672,545	341.02	672,545
–- Lapsed/expired	3,942	176,338	90,259	321,668	592,207		
At December 31, 2008	116,491	1,389,833	945,027	990,445	3,441,796		
Average exercise/issue price per share - R	139.82	239.18	–	–	127.06		4,968,504
Awards exercisable at year-end	116,491	1,389,833	136,371	64,560	1,707,255		

(1)   Options granted in respect of the rights offer.

Effective October 15, 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) whereby the recycling of options/awards that have vested and been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as impacted by this Listings Requirements rule change:

DETAILS	OPTIONS / AWARDS
Total number of options attributable to the scheme at December 31, 2008	9,720,794
Less:	
– Total number of options/awards granted and outstanding at December 31, 2008	3,441,796
– Total number of options/awards exercised during the period October 15, 2008 to December 31, 2008	101,013
Total shares available to be awarded at December 31, 2008	**6,177,985**

Analysis of options and rights outstanding at December 31, 2008

HOLDING			HOLDERS	NUMBER OF OPTONS
1	to	100	165	13,886
101	to	500	738	200,839
501	to	1,000	159	113,328
1,001	to	5,000	229	578,422
5,001	to	10,000	98	680,053
10,001	to	100,000	82	1,855,268
Total			**1,471**	**3,441,796**

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OVERVIEW

DESCRIPTION OF ANGLOGOLD ASHANTI'S SHARE CAPITAL

AngloGold Ashanti's share capital consists of four classes of stock:

- Ordinary shares, par value 25 South African cents each (the "ordinary shares");
- E-Ordinary shares, par value 25 South African cents each (the "E-ordinary shares");
- A redeemable preference shares, par value 50 South African cents each (the "A preference shares"); and
- B redeemable preference shares, par value 1 South African cent each (the "B preference shares").

There was no change to the authorized share capital of the company during 2008.

The authorized and issued share capital of AngloGold at December 31, 2008, is set out below:

Title of class	Authorized	Issued
Ordinary shares	400,000,000	353,483,410
E-Ordinary shares	4,280,000	4,280,000
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

All the issued ordinary shares, E-ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. For a discussion of rights attaching to the ordinary shares, E-ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see "Item 10B.: Memorandum and Articles of Association".

The following are the movements in the issued share capital at December 31:

Ordinary shares

	Number of shares	Rand	Number of shares	Rand	Number of shares	Rand
	2008		**2007**		**2006**	
At January 1	277,457,471	69,364,368	276,236,153	69,059,038	264,938,432	66,234,608
Issued during year						
– $500 million equity raising	–	–	–	–	9,970,732	2,492,683
– Rights offer	69,470,442	17,367,611	–	–	–	–
– Golden Cycle acquisition	3,181,198	795,299	–	–	–	–
– São Bento acquisition	2,701,660	675,415	–	–	–	–
– Bokamoso ESOP and BEE transaction	–	–	31,410	7,852	928,590	232,147
– Bokamoso ESOP on conversion of E ordinary shares	94	24	8,026	2,007	–	–
– Exercise of options by participants in the AngloGold Share Incentive Scheme	672,545	168,136	1,181,882	295,471	398,399	99,600
At December 31	353,483,410	88,370,853	277,457,471	69,364,368	276,236,153	69,059,038

During the period January 1, 2009 to and including April 29, 2009, 694,110 ordinary shares were issued at an average issue price of R240.06 per share, resulting in 354,177,520 ordinary shares being in issue at April 29, 2009. Of the 694,110 ordinary shares issued during the period January 1, 2009 to and incuding April 29, 2009, 715 ordinary shares were issued on conversion and cancellation of 57,872 E ordinary shares in accordance with the applicable conversion formula.

E ordinary shares

On December 11, 2006, shareholders in general meeting authorized the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black Economic Empowerment transaction (BEE transaction).

	Number of shares	Rand	Number of shares	Rand	Number of shares	Rand
	2008		**2007**		**2006**	
At January 1	4,140,230	1,035,057	4,185,770	1,046,443	4,185,770	1,046,443
– Issued during year to the Bokamoso ESOP Trust	–	–	94,230	23,557	–	–
– Cancelled in exchange for ordinary shares in terms of the cancellation formula	173,289	43,322	139,770	34,943	–	–
At December 31	3,966,941	991,735	4,140,230	1,035,057	4,185,770	1,046,443

In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, do not form part of the authorized but unissued share capital of the company.

In 2008, E ordinary share capital amounting to R20,587,628 in respect of 162,363 unconverted but cancelled E ordinary shares was transferred to ordinary share premium. E ordinary shares do not convert to ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.

During the period January 1, 2009 to and incuding April 29, 2009, 715 ordinary shares were issued on conversion and cancellation of 57,872 E ordinary shares in accordance with the applicable conversion formula, resulting in E ordinary share capital amounting to R7,338,170 being transferred to ordinary share capital.

Redeemable preference shares

The A and B redeemable preference shares (issued of 2,000,000 and 778,896, respectively), all of which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realization of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

7A.   MAJOR SHAREHOLDERS

Anglo South Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc (incorporated in England and Wales) ceased to be AngloGold Ashanti's major shareholder in October 2007, following the sale of 69.1 million of the 115,102,929 ordinary shares it held in the company, thereby reducing their shareholding in the company to 16.6 percent. During 2008, Anglo acquired an additional 11,172,254 ordinary shares in AngloGold Ashanti, through the take up of the rights offer which brought its shareholding to 16.17 percent. During the period January 1, 2009 to March 16, 2009, Anglo American had disposed of a further 17,263,901 shares, effectively reducing its holding in AngloGold Ashanti to 11.28 percent. On March 17, 2009, Anglo American announced that it had sold its remaining shareholding in AngloGold Ashanti to Paulson & Co. Inc.

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5 percent of the ordinary share capital of the company:

Ordinary shares held at	December 31, 2008		December 31, 2007		December 31, 2006	
Shareholder*	Number	% voting rights	Number	% voting rights	Number	% voting rights
Anglo American plc (AA plc)	57,175,183	16.17	46,002,929	16.58	115,102,929	41.67
Allan Gray Limited	42,865,757	12.13	26,369,033	9.51	Not disclosed	
Tradewinds Global Investors LLC	31,442,064	8.89	22,858,453	8.25	Not disclosed	
NWQ Investment Management Co	21,219,474	6.00	Not disclosed		Not disclosed	
Public Investment Corporation	19,453,308	5.53	26,937,476	9.71	Not disclosed	

** Shares held may not necessarily reflect the beneficial shareholder.*

At December 31, 2008, a total of 111,178,529 (or 31.45 percent of issued ordinary share capital) was held by The Bank of New York Mellon, as Depositary for the company's American Depositry Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share. At December 31, 2008, the number of persons who were registered holders of ADSs was reported at 4,015. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

The company's major shareholders have the same voting rights as other holders of AngloGold Ashanti ordinary shares and do not have any different or special voting rights.

As at December 31, 2008, there were 15,923 holders of record of AngloGold Ashanti ordinary shares. Of these holders 367 had registered addresses in the United States and held a total of 67,764 ordinary shares, approximately 0.0191 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At April 29, 2009, 120,961,397 ADSs, or approximately 34.15 percent of the total issued ordinary share capital, were issued and outstanding and held of record by approximately 4,000 registered holders .

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B.   RELATED PARTY TRANSACTIONS

Related party transactions are concluded on an arm's length basis. The group had the following transactions with related parties during the years ended December 31, 2008, 2007 and 2006:

(in millions)	December 31, 2008		December 31, 2007		December 31, 2006
	Purchases (by)/from related party $	Amounts owed to/ (by) related party $	Purchases (by)/from related party $	Amounts owed to/ (by) related party $	Purchases (by)/from related party $
Related party transactions with significant shareholder AA plc	–	–	–	–	1
Related party transactions with subsidiaries of AA plc	–	–	–	–	7
Related party transactions of equity accounted joint ventures and associates					
AngloGold Ashanti Polymetal Strategic Alliance	–	(3)	–	–	–
Margaret Water Company	1	–	–	–	–
Oro Group (Proprietary) Limited	–	(1)	–	(2)	–
Société d'Exploitation des Mines d'Or de Sadiola S.A.	(5)	(2)	(7)	(2)	(4)
Société d'Exploitation des Mines d'Or de Yatela S.A.	(1)	(1)	(3)	(1)	(6)
Société des Mines de Morila S.A.	(5)	(1)	(5)	(2)	(4)
Trans-Siberian Gold plc	–	(1)	(1)	(11)	–

Amounts owed to/due by joint venture related parties and the loan balance due to Goldmed Medical Scheme of $1 million (2007: $1 million), are unsecured, non-interest bearing and under terms that are no less favorable than those with third parties.

The loan advanced to Trans-Siberian Gold plc amounted to $10 million as at December 31, 2007. In 2008, $4 million of this loan was repaid and the balance of $6 million was converted into equity of Trans-Siberian Gold plc.

The AGA-Polymetal Strategic Alliance (joint venture) loan of $3 million advanced during 2008, is interest free and is repayable on demand, at any time after profits have been generated by the joint venture.

The Oro Group (Proprietary) Limited loan of $1 million (2007: $2 million) bears interest at a rate determined by the Oro Group (Proprietary) Limited's board of directors and is repayable at their discretion.

The Company, which holds an equity interest of 29.7 percent in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a consideration of $40 million. The companies acquired consist of Amikan and AS APK.

In connection with the relocation of Roberto Carvalho Silva, a former executive director of the Company who retired in 2007, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company's subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. As at December 31, 2006, BRL728,580 ($340,458) of the purchase price remained to be paid to the Company's subsidiary, with BRL657,717 ($341,352) remaining to be paid as at June 20, 2007. The remaining balance was repaid on or about August 31, 2007.

A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The amounts paid by the Company's subsidiary to this company in respect of such services during the years were: 2007: BRL634,023 ($329,055) and in 2006: BRL903,465 ($414,433). The Company terminated the agreement with the Brazilian marketing, communications and corporate affairs services company effective July 2007.

7C.   INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8: FINANCIAL INFORMATION

8A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

See "Item 18: Financial statements".

LEGAL PROCEEDINGS

No director or officer of AngloGold Ashanti has either a direct or indirect position adverse to AngloGold Ashanti.

In the previous 12 months, there have been no governmental, legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the recent past, a significant effect on AngloGold Ashanti or its group's financial position or profitability.

The company is involved in the following cases:

- In South Africa, an action was instituted by Mr. Thembekile Mankayi, claiming approximately R2.6 million (approximately $0.27 million) for damages allegedly suffered by him through contracting silicosis while employed in mines now owned by AngloGold Ashanti. An exception was filed by AngloGold Ashanti against the claim, which was argued at a hearing in February 2008 and upheld in the judgment delivered in June 2008. The plaintiff has been given leave to appeal the judgment, and a date is awaited for the appeal to be heard by the Supreme Court of Appeal. In a similar action, claims have been lodged by 19 plaintiffs against Anglo American Corporation of South Africa regarding damages resulting from lung diseases allegedly contracted during the plaintiffs' former employment with Anglo American. Exceptions filed by Anglo American against 10 of the claims were upheld reducing the number of claims to nine. Pleadings have closed in these matters, and no trial date is expected until the first quarter of 2011.

- In South Africa action has been instituted by a group of AngloGold Ashanti pensioners against the company for introducing a CPIX cap to post retirement health care contributions by the company. The company maintains that its action is justifiable and fair given the circumstances and precedent. Summons has been issued by the plaintiffs demanding that AngloGold Ashanti restore the level of contributions to what pertained before the introduction of the cap. The company excepted to the summons on the basis of it being vague and embarrassing which exception was heard on February 18, 2008 and dismissed. AngloGold Ashanti is waiting for a court date.

- In South Africa action has been instituted by an former employee against AngloGold Ashanti Health Services (Pty) Limited, a wholly-owned subsidiary of AngloGold Ashanti, for damages allegedly caused as a result of AngloGold Ashanti Health Services failing to obtain appropriate consent to conduct an HIV/AIDS test and thereafter failing to inform the plaintiff appropriately of the outcome. The plaintiff is demanding damages in the amount of approximately R2 million (approximately $0.21 million). The company has excepted to the summons on the basis of its being vague and embarrassing. The plaintiff is required to amend the summons and AngloGold Ashanti is waiting for a court date for the exception to be argued.

- In Ghana, Westchester/Africore Limited instituted action against Ashanti Goldfields Company Limited (Ashanti) in the High Court in Accra claiming damages for breach of Exploration and Option Agreement. A provision in the Agreement states that the parties should settle the matter by arbitration under the Arbitration Act of Ghana. In February 2002, the court directed the plaintiffs to seek arbitration as stipulated in the Agreement. The plaintiffs requested arbitration under the International Chamber of Commerce (ICC). Ashanti raised jurisdictional objections, which the ICC supported. The plaintiffs subsequently applied to pursue the matter through arbitration in Ghana. AngloGold Ashanti nominated an arbitrator in August 2006 and notified the plaintiffs accordingly. The plaintiffs then unilaterally pulled out of the arbitration and filed a Notice to maintain the action in the High Court. AngloGold Ashanti has filed its defense and the trial is set to commence on February 13, 2009.

- In Ghana, a group calling itself Ashanti Miners' Club formed by ex-contract workers are claiming that the company should pay them compensation because their salaries were not aligned to the United States dollar and that they should have been paid as permanent employees during the subsistence of their contracts with the company. The matter was taken to arbitration with the Ministry of Manpower Development and Employment in Ghana appointing a sole arbitrator to arbitrate and make an award. The award by the arbitrator was generally in favor of the company. The plaintiffs took further action, claiming that they were dissatisfied with the findings and award of the arbitrator.

- In Ghana, Appiah Agyei Boateng and 272 others, claiming to be the employees of AngloGold Ashanti petitioned the National Labor Commission (NLC) for the payment of their gratuities. The basis of their claim was that they were at all material times employees of AngloGold Ashanti (Ghana) Limited and that they have been transferred to Mining and Building Contractors Limited (MBC), an independent construction firm, without their consent. MBC have appeared before the NLC and confirmed AngloGold Ashanti's position that the petitioners were at all material times the employees of MBC. On August 20, 2008, the NLC found in favor of the petitioners. AngloGold Ashanti then initiated proceedings in the High Court seeking to have the NLC decision set aside. The court has adjourned the case to a date yet to be confirmed.

- In Ghana, R-Co made a claim against the company in the Ghana Arbitration Center in the amount of GBP1.63 million (approximately $2.4 million). The claim is in respect of alleged losses suffered by R-Co as a consequence of AngloGold Ashanti terminating a supply contract under which R-Co provided certain personal protective equipment and related services to AngloGold Ashanti. The point of disagreement between R-Co and the company is in the interpretation of the limitation of liability clause of the supply contract. AngloGold Ashanti's position is that R-Co is claiming losses that were not contemplated by the supply contract and did not mitigate any losses that would be recoverable under the supply contract. A preliminary hearing has been conducted with R-Co having submitted their statement of case and AngloGold Ashanti having filed its statement. The hearing will continue on April 14, 2009.

- In Tanzania Joshua Manyero and 36 others have instituted action against Geita Gold Mining Company (GGM). It is a representative lawsuit whereby the claimants claim to have received Tshs 185,045,482.00 in compensation but they claim to be entitled to a payment of Tshs 3.6 billion. They are suing for the balance of Tshs 3.6 billion (approximately US$2.8 million). Leave to file a representative suit was granted and the matter has been set down for mention in the courts during 2009.

- In Tanzania, Jackson Manyelo and others have applied to file a representative suit against GGM. They claim to have been affected by the Katoma blasting and they allege that they have suffered damages in the amount of Tshs 9.6 billion (approximately $7.5 million). The application for a representative suit was granted and a suit has been filed.

- In Brazil, Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, including one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial – TARE*). The company's attributable share of the first assessment is approximately $34 million. Although MSG requested the *TARE* in early 2004, the *TARE*, which authorized the remittance of gold to the Company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council's second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company's attributable share of the assessment is approximately $21 million. The Company believes both assessments are in violation of federal legislation on sales taxes.

- MSG, Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with the Brazilian tax authorities. These disputes involve federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters. Tax authorities are claiming that the amount owing is $12 million.

- In Brazil, MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goais. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $6 million.

- In Argentina Room V of the Court of Appeals entered judgment confirming the Federal Administrative Tax Court's decision, whereby the Company's appeal was denied, thus ratifying the tax valuation method of considering the dividends distributed by the company in 2000 to be subject to income tax withholdings, in excess of the income assessed as provided by Income Tax Law's general regulations, even when such regulation was not in force when the company was benefited by the tax stability system established by Mining Investments Law No. 24, 196.

- The Argentine government imposed an export duty of 5 percent on Cerro Vanguardia to the metal product that the company is exporting. This measure contradicts the fiscal stability right provided by Section 8 of the Mining Investments Law No. 24,196, a provision that has been duly and continuously applied to Cerro Vanguardia since August 16, 1996. The fiscal stability system regime under the Mining Investment Law has a thirty year guarantee. A Declarative Order was sought from the Federal Court in February 2008 together with a preliminary injunction. The injunction was rejected by the Court and the company appealed. The Court of Appeal rejected the injunction on April 22, 2008 and the case will now proceed on its merits.

Dividend policy

Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year end financial performance. Dividends are recognized when declared by the board of AngloGold Ashanti and may be payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis.

Dividends declared to foreign shareholders are not subject to the approval by the South African Reserve Bank (SARB) in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign shareholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Under South African law, the company may declare and pay dividends from any reserves included in total shareholder's equity (including share capital and share premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to its solvency and liquidity.

AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for capital expenditure and long-term growth, cash and debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.

8B.   SIGNIFICANT CHANGES

None.

ITEM 9: THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti's ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

| | JSE | | NYSE [1] | |
| | High | Low | High | Low |
Year ended December 31	(South African cents per ordinary share)		(US dollars per ADS)	
Annual information				
2004	31,900	18,620	48.25	29.91
2005	31,990	18,700	49.88	30.50
2006	38,700	24,700	62.20	35.58
2007	35,899	25,400	49.42	33.80
2008	34,900	15,011	51.35	13.37
Quarterly information				
2007				
First quarter	35,889	30,300	49.34	41.10
Second quarter	35,322	26,100	49.42	37.10
Third quarter	33,600	25,400	47.92	33.80
Fourth quarter	33,600	29,100	48.64	40.00
2008				
First quarter	34,900	24,801	51.35	30.50
Second quarter	31,145	23,053	40.91	28.75
Third quarter	28,300	17,201	36.65	21.01
Fourth quarter	28,460	15,011	28.49	13.37
Monthly information				
October 2008	21,643	15,011	23.87	13.92
November 2008	23,000	15,103	22.25	13.37
December 2008	28,460	20,400	28.49	19.45
January 2009	30,548	23,206	29.52	22.50
February 2009	33,298	25,150	33.11	25.28
March 2009	36,900	29,511	38.99	27.88
April 2009 [2]	35,789	26,811	38.37	29.36

(1)   Each ADS represents one ordinary share.
(2)   Through April 29, 2009.

See "Item 7A.: Major shareholders" for the number of ADSs outstanding at December 31, 2008.

9B. PLAN OF DISTRIBUTION

Not applicable.

9C.   MARKETS

NATURE OF TRADING MARKET

Prior to June 29, 1998, the date on which Anglo American Corporation of South Africa Limited's gold mining interests were consolidated into a single, focused, independent, global gold mining company, ordinary shares of AngloGold (formerly Vaal Reefs) were listed on the Johannesburg Stock Exchange (JSE), the London Stock Exchange (LSE) and the Paris bourse, were quoted in Brussels in the form of International Depositary Receipts and were listed under grandfathered unsponsored American Depositary Receipts (ADR) programs on the Nasdaq SmallCap Market. Shares of Freegold, Western Deep Levels and Southvaal were also listed under grandfathered unsponsored ADR programs on the Nasdaq SmallCap Market. Historically, the principal trading markets for such shares (as well as for shares of Freegold, Western Deep Levels and Southvaal) had been the JSE and Nasdaq. As part of the consolidation, shares of AngloGold, Freegold, Western Deep Levels and Southvaal were delisted from Nasdaq and shares of all participating companies were delisted from the JSE.

With effect from the implementation of the consolidation, the ordinary shares were listed on the JSE, the LSE and the Paris bourse and were quoted in Brussels in the form of International Depositary Receipts. In addition, American Depositary Shares (ADSs) each representing half of one ordinary share and evidenced by ADRs issued by The Bank of New York under a program sponsored by AngloGold were listed on the New York Stock Exchange (NYSE) on August 5, 1998.

The company was admitted to the official list of the Australian Stock Exchange (ASX) on November 15, 1999. The ordinary shares of the company issued in connection with the acquisition of the entire issued share capital of Acacia Resources Limited trade on the ASX. On November 28, 2001, AngloGold implemented a 10-for-1 split of the AngloGold CHESS Depositary Interests (CDIs), which trade on the Australian Stock Exchange.

Effective at the close of business on December 24, 2002, AngloGold undertook a 2-for-1 stock split and a corresponding change in the ratio of ordinary shares to ADSs from 0.5 ordinary shares per one ADS to one ordinary share per one ADS. At the same time, the ratio of ordinary shares to CDIs changed from one ordinary share equivalent to ten CDIs to one ordinary share equivalent to five CDIs.

On April 26, 2004, the business combination with Ashanti became effective, at which time AngloGold changed its name to AngloGold Ashanti. Following the business combination, the company's ordinary shares were listed on the Ghana Stock Exchange (GhSE). In addition, Ghanaian Depositary Shares (GhDSs) were listed on the GhSE each representing one-hundredth of an ordinary share and evidenced by GhDSs issued by NTHC Limited (as Depositary) under a program sponsored by AngloGold Ashanti.

Shareholders at a general meeting held on May 22, 2008 approved the issue of new ordinary shares to AngloGold Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of June 6, 2008. The final terms of the rights offer were announced on May 23, 2008 resulting in a total of 69,470,442 new rights offer shares being offered to shareholders at a subscription price of R194.00 per share. On July 7, 2008, AngloGold Ashanti announced that the rights offer closed on July 4, 2008 and that 68,105,143 shares had been subscribed for (98 percent of rights offered) which shares were issued on July 7, 2008. Applications to acquire additional shares amounting to 400,468,713 shares (or 576.5 percent) had been received and the remaining 1,365,299 shares were issued on July 11, 2009. A total of R13.477 billion ($1.7 billion) was raised.

9D.   SELLING SHAREHOLDERS

Not applicable.

9E.   DILUTION

Not applicable.

9F.   EXPENSES OF THE ISSUE

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10A.   SHARE CAPITAL

ANGLOGOLD ASHANTI'S ORDINARY SHARES AND PREFERENCE SHARES

AngloGold Ashanti's authorized and issued share capital as of December 31, 2008 and April 29, 2009 (being the latest practicable date prior to the publication of this document) is set out below:

Title of Class	Authorized	Issued	
		April 29, 2009	December 31, 2008
Ordinary shares	400,000,000	354,177,520	353,483,410
E ordinary shares	4,280,000	3,909,069	3,966,941
A redeemable preference shares	2,000,000	2,000,000	2,000,000
B redeemable preference shares	5,000,000	778,896	778,896

All of the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. AngloGold Ashanti's Articles of Association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2005 through December 321, 2008.

Period to	Description	Number of Shares
December 31, 2005		264,938,432
Ordinary shares issued during 2006	AngloGold Share Incentive Scheme	398,399
	USD500 million equity raising	9,970,732
	Employee Share ownership program	928,590
December 31, 2006		276,236,153
Ordinary shares issued during 2007	AngloGold Share Incentive Scheme	1,181,882
	Employee Share ownership program	31,410
	Employee Share ownership program – on conversion of E ordinary shares	8,026
December 31, 2007		277,457,471
Ordinary shares issued during 2008	AngloGold Share Incentive Scheme	672,545
	Employee Share ownership program – on conversion of E ordinary shares	94
	Acquisition of Golden Cycle Gold Corporation	3,181,198
	Rights offer	69,470,442
	Acquisition of São Bento Gold Company Limited	2,701,660
December 31, 2008		353,483,410

The table below details changes in the E ordinary issued share capital of AngloGold Ashanti.

Period to	Description	Number of Shares
December 31, 2006		4,185,770
E Ordinary shares issued during 2007	- The Bokamoso ESOP Trust	94,230
Cancelled and exchanged for ordinary shares - 2007		(139,770)
December 31, 2007		4,140,230
Cancelled and exchanged for ordinary shares - 2008		(173,289)
December 31, 2008		3,966,941

There has been no change in the issued preference share capital of AngloGold since December 31, 2001.

10B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

REGISTRATION

AngloGold Ashanti is incorporated under the laws of the Republic of South Africa and registered with the Registrar of Companies under registration number 1944/017354/06. AngloGold Ashanti's memorandum of association provides that the company's main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

AngloGold Ashanti is governed by its articles of association which document is available for inspection as set out in "Item 10H.: Documents on Display" and a summary of pertinent provisions, including rights of the holders of shares in AngloGold Ashanti, are set out below.

This summary does not contain all the information concerning the rights of holders of AngloGold Ashanti's ordinary shares and is qualified in its entirety by reference to the law of South Africa and AngloGold Ashanti's governing corporate documents. As well as being governed by the provisions of the articles of association, the rights of holders of AngloGold Ashanti's ordinary shares are governed by the South African Companies Act 61 of 1973, as amended, the South African Securities Regulation Code on Take-Overs and Mergers and the JSE Listing Requirements. In addition, rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See "– Share Rights, Preferences and Restrictions – The Deposit Agreement".

DIRECTORS

The management and control of any business of AngloGold Ashanti is vested in the directors who, in addition to their powers under the articles of association, may exercise all powers and do all such acts and things as may be exercised or done by AngloGold Ashanti which are not expressly required to be exercised or done by AngloGold Ashanti's shareholders in a general meeting.

Appointment, Retirement and Removal of Directors

The board of directors may appoint any person to be a director and any director so appointed will hold office only until the following annual general meeting and will then be eligible for re-election. The directors who retire at the annual general meeting in this manner will not be taken into account in determining the directors who are to retire by rotation at such meeting.

At every annual general meeting one-third of the directors, not subject to employment contract, will retire by rotation, or if their number is not a multiple of three, then the number will be rounded down to the nearest whole number. Directors retiring by rotation are eligible for re-election. The directors so to retire at such annual general meeting will, unless otherwise determined by the board, be those who have been the longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire will (unless they otherwise agree amongst themselves) be determined by lot.

A director will no longer act as a director of the company if he becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors, is removed by a board resolution of AngloGold Ashanti or is absent from board meetings without leave of the directors for six consecutive months. A director can resign with one month's written notice unless he obtains the permission of the directors to shorten his notice period.

The articles of association contain no provision for directors to hold qualification shares, nor stipulate an age limit requirement for the retirement or non-retirement of directors.

Board Meetings

The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they think fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.

Borrowing Powers

AngloGold Ashanti may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they think fit and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise will be given to the holders of AngloGold Ashanti's debentures without the sanction of AngloGold Ashanti shareholders in a general meeting.

AngloGold Ashanti's borrowing powers are unlimited. These borrowing powers may be varied by AngloGold Ashanti shareholders by way of a special resolution in a general meeting.

Remuneration

The directors are entitled to such remuneration as AngloGold Ashanti shareholders may approve by ordinary resolution in a general meeting. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine.

Interests of Directors and Restriction on Voting

A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold Ashanti or any of AngloGold Ashanti's subsidiaries must declare the nature of his interest to AngloGold Ashanti in accordance with the Companies Act.

A director will not vote nor be counted in the quorum and if he will do so his vote will not be counted on any resolution for his own appointment to any other office or position under AngloGold Ashanti or in respect of any contract or arrangement in which he is interested, but this prohibition will not apply to:

(i)   any arrangement for giving to any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, AngloGold Ashanti,
(ii)   any arrangement for the giving by AngloGold Ashanti of any security to a third party in respect of a debt or obligation of AngloGold Ashanti which the director has himself guaranteed or secured,
(iii)   any contract by a director to subscribe for or underwrite securities, or
(iv)   any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company (and note that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by AngloGold Ashanti in general meeting).

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with AngloGold Ashanti or any company in which AngloGold Ashanti is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned will be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

If any question arises at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other director must be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

The directors may exercise the voting powers conferred by the shares in any other company held or owned by AngloGold Ashanti in such manner and in all respects as they think fit, including the exercise thereof in favor of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

Share Rights, Preferences and Restrictions

Allotment and Issue of Ordinary Shares

Any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti shareholders may direct in a general meeting. AngloGold Ashanti shareholders may resolve that all or any of such ordinary shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the ordinary shares to such persons at such times and on such terms and conditions and for such consideration as the directors may determine.

Any ordinary shares may be issued with such rights or restrictions as AngloGold Ashanti shareholders in a general meeting may from time to time determine.

No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act. Section 81 states that a company can issue shares at a discount to the par value shares of such shares, if such shares are of a class already in issue, if such issue is authorized by a special resolution, if the company has been trading for at least one year, if the issue is sanctioned by the court and if the issue occurs within one month of the sanction. If shares are issued at a discount, every prospectus issued by the company thereafter relating to the issue of any shares, will contain particulars of the discount allowed on the issue of those shares, or so much of the discount as has not been written off at the date of the issue of such prospectus.

Dividends, Rights and Distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends from any reserves included in total shareholders' equity calculated in accordance with International Financial Reporting Standards, subject to its solvency and liquidity. No larger dividend will be declared by shareholders in general meeting than is recommended by the directors. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Dividends may be declared in any currency at the discretion of the board of directors. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, Ghanaian cedis or United Kingdom pounds. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the Deposit Agreement. See "– The Deposit Agreement".

As approved by shareholders in general meeting on December 11, 2006, the company's authorized share capital was increased through the creation of a maximum of 4,280,000 E ordinary shares, to be issued for cash, pursuant to an employee share ownership plan and black economic empowerment transaction. The E ordinary shares will not be listed. Holders of E ordinary shares are entitled to receive a dividend, equal to one-half of the dividend per ordinary share declared by AngloGold Ashanti from time to time.

The holder of B preference shares is entitled to an annual dividend amounting to the lesser of five percent of the issue price of the B preference shares, or an amount equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area (which is part of the Vaal River operations in South Africa) as determined by the directors in each financial year. This annual dividend is a first charge on any profit available for distribution from the Moab Lease Area. The annual dividend is not payable from any of AngloGold Ashanti's other profits.

The holder of A preference shares is entitled to an annual dividend equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area as determined by AngloGold Ashanti's directors in each financial year, only once the annual dividend on the B preference shares has been paid in full.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors or AngloGold Ashanti in general meeting may at the time of declaring the dividend determine and direct.

All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable, may be forfeited by resolution of the directors for the benefit of the company.

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

Voting Rights

Each ordinary share confers the right to vote at all general meetings. Each holder present in person or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, holders present or any duly appointed proxy will have one vote for each ordinary share held. A holder of ordinary shares is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York Mellon as the ADS issuer. Holders of CDIs are not entitled to vote in person at meetings, but may vote by way of proxy.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any of the ordinary shares.

Holders of E ordinary shares have the right to vote at all general meetings and are entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder, to the extent that holders of E ordinary shares will not be entitled to veto any resolution that would otherwise have been capable of being passed, or not, by the required majority of votes of holders of ordinary shares and subject to the Listings Requirements of the JSE, holders of E ordinary shares will not be counted for categorization purposes in terms of section 9 of the Listings Requirements. These limitations on the E ordinary shares are a function of shareholder approval and the JSE Listing Requirements.

The A redeemable preference shares have voting rights that are similar to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with issues directly affecting these preference shares or AngloGold Ashanti as a whole, such as disposal of substantially all of the company's assets, winding up AngloGold Ashanti or reducing the company's share capital.

The articles of association do not provide for cumulative voting in respect of any of the classes of AngloGold Ashanti's shares.

The articles of association specify that if new classes of ordinary or preference shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least three-fourths of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

Transfer of Ordinary Shares

Dematerialized shares which have been traded on JSE are transferred on the STRATE (Share Transactions Totally Electronic) settlement system and delivered within five business days after each trade.

The dematerialization of shares is not mandatory and holders of ordinary shares in AngloGold Ashanti may elect to retain their certificated securities. Subject to any statutory restrictions on transfer any shareholder may transfer all or part of his certificated securities, to the extent it is not prevented by section 91A of the Companies Act. Every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.

The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold Ashanti accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold Ashanti's incentive schemes.

Conversion of Ordinary Shares into Stock

AngloGold Ashanti may by special resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold Ashanti as if they held the shares from which the stock arose. All of the provisions of the Articles apply equally to stock as to shares.

Increase and Reduction of Capital

AngloGold Ashanti shareholders may by way of special resolution in a general meeting and in accordance with the provisions of the Companies Act resolve to:

- increase its capital by any sum divided into shares of any amount;
- consolidate and divide all or any part of its share capital into shares of larger amounts or consolidate and reduce the number of any issued no par value shares;
- increase the number of any issued no par value shares without increasing its stated capital;
- cancel any shares which have not been subscribed for;
- sub-divide its shares or any of them into shares of smaller amounts than fixed by the memorandum of association;
- vary, modify or amend any rights attached to any shares whether issued or not, including the conversion of any shares into preference shares; and
- convert any of its shares whether issued or not into shares of another class.

In addition, AngloGold Ashanti shareholders may by ordinary resolution in a general meeting and subject to the requirements of the Companies Act and the rules and requirements of the stock exchange on which the securities are listed, reduce, dispose of, distribute or otherwise deal with in any manner its share capital, share premium, stated capital, reserves and capital redemption reserve fund.

Share Premium Account and Capital Redemption Reserve Fund

AngloGold Ashanti shareholders may by ordinary resolution in a general meeting authorize the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount outstanding to the credit of any share premium account or capital redemption reserve fund of AngloGold Ashanti.

With effect from January 1, 2010, the provisions of the South African Companies Act pertaining to share capital, share premium, capital redemption reserve fund are being amended. From this date, all par value instruments will be converted to no par value and the applicable reserves will be amalgamated into the stated capital account.

Rights Upon Liquidation

In the event of a winding up of AngloGold Ashanti:
- the B redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of AngloGold Ashanti, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution, but not exceeding a return for each B redeemable preference share of the capital paid up on that share and any share premium paid on the issue of the B redeemable preference shares outstanding at that time.
- the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution.
  The A redeemable and B redeemable shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner.
- the ordinary shares and E ordinary shares confer the equal rights to any surplus arising from the liquidation of all other assets of AngloGold Ashanti.

Redemption Provisions

The A redeemable preference shares may be redeemed for their nominal value, plus a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares, divided by 2,000,000.

The B redeemable preference shares may be redeemed for their nominal value, plus a premium of up to R249.99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B preference shares.

The ordinary shares are not redeemable.

Description of AngloGold Ashanti ADSs

The Bank of New York Mellon issues AngloGold Ashanti's American Depositary Shares, or ADSs. One ADS represents the ownership interest of one ordinary share of AngloGold Ashanti.

The Deposit Agreement

This section provides a summary description of AngloGold Ashanti's ADSs.

AngloGold Ashanti has entered into an Amended and Restated Deposit Agreement dated as of June 3, 2008 with The Bank of New York Mellon as depositary and the owners and beneficial owners of American Depositary Receipts (the "Deposit Agreement").

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the form of American Depositary Receipt, which AngloGold Ashanti has filed with the SEC as an exhibit to AngloGold Ashanti's registration statement on Form F-6/A (File No. 333-133049) on May 27, 2008. See "Item 10.H.: Documents On Display". Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 101 Barclay Street, New York, New York, 10286.

Description of the ADSs

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one ordinary share (or a right to receive one share) deposited with The Standard Bank of South Africa Limited, Société Générale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited of Australia and New Zealand Banking Group Limited, each as a custodian for The Bank of New York Mellon, and all of which are referred to collectively as the custodian. Each ADS will also represent any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York Mellon's Corporate Trust Office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at One Wall Street, New York, New York 10286.

ADSs may be held either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder's name, or (ii) by having ADSs registered in a holder's name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through a broker or other financial institution. If ADSs are held directly, such holders are ADS holders. This description applies to ADS holders. If ADSs are held indirectly, such holders must rely on the procedures of their broker or other financial institution to assert the rights of ADS registered holders described in this section. Such holders should consult with their broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

AngloGold Ashanti will not treat ADS holders as its shareholders and ADS holders do not have shareholder rights. South African law governs shareholder rights. The Bank of New York Mellon is the holder of the shares underlying the ADSs. Registered holders of ADSs have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of The Bank of New York Mellon. New York law governs the Deposit Agreement and the ADSs.

Dividends and Other Distributions

The Bank of New York Mellon has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on AngloGold Ashanti ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of AngloGold Ashanti's ordinary shares that their ADSs represent.

Cash

The Bank of New York Mellon will convert any cash dividend or other cash distribution AngloGold Ashanti pays on AngloGold Ashanti's ordinary shares into US dollars (unless AngloGold Ashanti pays it in US dollars), if it can do so on a reasonable basis and can transfer the US dollars to the United States. Currently, AngloGold Ashanti pays dividends on ordinary shares in South African rand. AngloGold Ashanti may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approve.

The Bank of New York Mellon will convert the South African rand it receives from AngloGold Ashanti to US dollars and distribute dividends in US dollars to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York Mellon may distribute non-US currency only to those ADS holders to whom it is possible to make this type of distribution.

The Bank of New York Mellon may hold the non-US currency it cannot convert for the account of holders of ADSs who have not been paid. It will not invest the non-US currency, and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid will be deducted. See "Payment of Taxes" below. The Bank of New York Mellon will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.

Ordinary Shares

The Bank of New York Mellon may distribute to holders of ADSs additional ADSs representing ordinary shares that AngloGold Ashanti distributes as a dividend or free distribution, if AngloGold Ashanti provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York Mellon does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed AngloGold Ashanti ordinary shares. The Bank of New York Mellon will only distribute whole ADSs. It will sell AngloGold Ashanti ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash. The Bank of New York Mellon may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Subscribe for Additional Ordinary Shares

If AngloGold Ashanti offers holders of its ordinary shares any rights to subscribe for additional AngloGold Ashanti ordinary shares or any other rights, The Bank of New York Mellon, after consultation with AngloGold Ashanti, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York Mellon cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.

If The Bank of New York Mellon makes these types of subscription rights available to holders of ADSs, upon instruction from holders of ADSs, it will exercise the rights and purchase AngloGold Ashanti's ordinary shares on their behalf. The Bank of New York Mellon will then deposit the AngloGold Ashanti ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York Mellon may deliver ADSs which are "restricted securities" within the meaning of Rule 144 which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

Other Distributions

The Bank of New York Mellon will send to holders of ADSs any other distributions that AngloGold Ashanti makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon may decide to sell what AngloGold Ashanti distributes, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what AngloGold Ashanti distributes, in which case the outstanding ADSs will also represent the newly distributed property. However, The Bank of New York Mellon is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from AngloGold Ashanti that it is legal to make that distribution. The Bank of New York Mellon may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AngloGold Ashanti has no obligation to register ADSs, AngloGold Ashanti ordinary shares, rights or other securities under the US Securities Act of 1933. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of ADSs, AngloGold Ashanti ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impractical for AngloGold Ashanti to make them available to the holders of ADSs.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will deliver ADSs if a holder of AngloGold Ashanti's ordinary shares or their broker deposits AngloGold Ashanti's ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names such holder of AngloGold Ashanti ordinary shares requests and will deliver the ADSs at its Corporate Trust office to the persons such holders request.

Holders of ADSs may turn in their ADSs at The Bank of New York Mellon's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Or, at the request, risk and expense of ADS holders, The Bank of New York Mellon will deliver the deposited securities at its Corporate Trust Office.

Interchange Between Certificated ADSs and Uncertificated ADSs

ADS registered holders may surrender their ADR to The Bank of New York Mellon for the purpose of exchanging such ADR for uncertificated ADSs. The Bank of New York Mellon will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by The Bank of New York Mellon of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, The Bank of New York Mellon will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting Rights

ADS registered holders may instruct The Bank of New York Mellon to vote the number of deposited shares their ADSs represent. The Bank of New York Mellon will notify ADS registered holders of shareholders' meetings and arrange to deliver AngloGold Ashanti's voting materials to them if AngloGold Ashanti asks it to. Those materials will describe the matters to be voted on and explain how ADS registered holders may instruct The Bank of New York Mellon how to vote. For instructions to be valid, they must reach The Bank of New York Mellon by a date set by The Bank of New York Mellon.

Otherwise, ADS registered holders will not be able to exercise their right to vote unless they withdraw the shares. However, ADS registered holders may not know about the meeting enough in advance to withdraw the shares.

The Bank of New York Mellon will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti's Memorandum and Articles of Association and of the deposited securities and any applicable rule of the JSE. The Bank of New York Mellon will only vote or attempt to vote as such holders of ADSs instruct.

AngloGold Ashanti cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The Bank of New York Mellon to vote their ordinary shares. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

Fees and Expenses

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of AngloGold Ashanti ordinary shares or rights or other property
	Each cancellation of an ADS, including if the Deposit Agreement terminates
$0.02 (or less) per ADS	Any cash payment
Registration or transfer fees	Transfer and registration of AngloGold Ashanti ordinary shares on the AngloGold Ashanti share register to or from the name of The Bank of New York Mellon or its agent when AngloGold Ashanti ordinary shares are deposited or withdrawn
$0.02 (or less) per ADS per year	Depositary services
Expenses of The Bank of New York Mellon	Conversion of non-US currency to US dollars
	Cable, telex and facsimile transmission expenses
	Servicing the deposited securities
Taxes and other governmental charges The Bank of New York Mellon or any custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York Mellon to ADS holders

Payment of Taxes

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York Mellon may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications

If AngloGold Ashanti:	Then:
Changes the nominal or par value of the ordinary shares;	The cash, ordinary shares or other securities received by The Bank of New York Mellon will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
Reclassifies, splits up or consolidates any of the deposited securities;	The Bank of New York Mellon may, and will if AngloGold Ashanti asks it to, distribute some or all of the cash, AngloGold Ashanti ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.
Distributes securities on the ordinary shares that are not distributed to holders of ADSs; or	
Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of AngloGold Ashanti's assets, or takes any similar action.	

Amendment and Termination

AngloGold Ashanti may agree with The Bank of New York Mellon to amend the Deposit Agreement and the ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York Mellon notifies holders of ADSs of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

The Bank of New York Mellon may terminate the Deposit Agreement by mailing notice of termination to ADS holders at least 30 days prior to the date fixed in the notice if AngloGold Ashanti asks it to do so. The Bank of New York Mellon may also terminate the Deposit Agreement if The Bank of New York Mellon has told AngloGold Ashanti that it would like to resign and AngloGold Ashanti has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York Mellon must notify holders of AngloGold Ashanti ADSs at least 30 days before termination.

After termination, The Bank of New York Mellon and its agents will be required to do only the following under the Deposit Agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver AngloGold Ashanti ordinary shares and other deposited securities. Four months after the date of termination or later, The Bank of New York Mellon may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York Mellon's only obligations will be to account for the proceeds of the sale and other cash. After termination, AngloGold Ashanti's only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York Mellon.

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreement expressly limits AngloGold Ashanti's obligations and the obligations of The Bank of New York Mellon, and limits AngloGold Ashanti's liability and the liability of The Bank of New York Mellon. AngloGold Ashanti and The Bank of New York Mellon:
- are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;
- are not liable if either of AngloGold Ashanti or The Bank of New York Mellon is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Deposit Agreement;
- are not liable if either of AngloGold Ashanti or The Bank of New York Mellon exercises discretion permitted under the Deposit Agreement;
- are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on behalf of the holders of ADSs or on behalf of any other party;
- may rely on advice of or information from legal counsel, accountants, and any persons presenting AngloGold Ashanti's ordinary shares for deposit, any registered holder or any other person believed by AngloGold Ashanti in good faith to be competent to give such advice or information; and
- pursuant to the Deposit Agreement, AngloGold Ashanti and The Bank of New York Mellon agree to indemnify each other under certain circumstances.

Requirements for Depositary Action

Before The Bank of New York Mellon will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of AngloGold Ashanti ordinary shares, The Bank of New York Mellon may require:
- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York Mellon or AngloGold Ashanti's books are closed, or at any time if either AngloGold Ashanti or The Bank of New York Mellon thinks it advisable to do so.

Holders of ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

- when temporary delays arise because: (1) either AngloGold Ashanti or The Bank of New York Mellon have closed AngloGold Ashanti's transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) AngloGold Ashanti is paying a dividend on the ordinary shares;
- when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or
- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS.

The Bank of New York Mellon may also deliver AngloGold Ashanti ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold Ashanti ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York Mellon may pre-release ADSs only under the following conditions:

- before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York Mellon in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York Mellon, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;
- the pre-release must be fully collateralized with cash, US government securities, or other collateral that The Bank of New York Mellon considers appropriate; and
- the Bank of New York Mellon must be able to close out the pre-release on not more than five business days' notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York Mellon deems appropriate. The Bank of New York Mellon will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York Mellon may disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by The Depository Trust Company, also referred to as DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that The Bank of New York Mellon will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that The Bank of New York Mellon's reliance on and compliance with instructions received by The Bank of New York Mellon through the DRS/Profile System and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of The Bank of New York Mellon.

Shareholder Communications; Inspection of Register of Holders of ADSs

The Bank of New York Mellon will make available for inspection at its office all communications that it receives from AngloGold Ashanti as a holder of deposited securities that AngloGold Ashanti makes generally available to holders of deposited securities. The Bank of New York Mellon sends copies of those communications if requested by AngloGold Ashanti. ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to AngloGold Ashanti's business or the ADSs.

Shareholders' meetings

The directors may convene general meetings of AngloGold Ashanti shareholders. Subject to the provisions of the Companies Act the shareholders may requisition for the convening of a general meeting.

An AngloGold Ashanti annual general meeting and a meeting of AngloGold Ashanti shareholders for the purpose of passing a special resolution may be called by giving 21 clear days' notice in writing of that shareholders' meeting. For any other meeting of AngloGold Ashanti shareholders, 14 clear days' notice must be given. "Clear days" means calendar days excluding the day on which the notice is given and the date of the meeting. All shareholders are entitled to attend.

AngloGold Ashanti's articles of association provide that a quorum for a general meeting (other than a meeting at which a special resolution will be passed) consists of three shareholders present personally, or if the shareholders are a corporate entity, represented and entitled to vote. If a general meeting is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision.

The quorum of a shareholders' meeting convened for the purpose of passing a special resolution consists of present shareholders personally or by proxy, holding at least 25 percent of the total shareholder votes. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned meeting, and the shareholders present at the second meeting will constitute a quorum as long as there are at least three of them at the second meeting. A special resolution must be passed by a vote of 75 percent of the shareholders present at the meeting, personally or by proxy, and entitled to vote or by a vote of 75 percent of the total votes to which these shareholders are entitled.

If the meeting is not quorate and is convened upon the requisition of shareholders, the meeting is dissolved.

Disclosure of Interest in Shares

Under South African law, a registered holder of AngloGold Ashanti shares who is not the beneficial owner of such shares is required to disclose every three months to AngloGold Ashanti the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, AngloGold Ashanti may, by notice in writing, require a person who is a registered shareholder, or whom AngloGold Ashanti knows or has reasonable cause to believe has a beneficial interest in AngloGold Ashanti ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to AngloGold Ashanti the identity of the person on whose behalf the ordinary shares are held. AngloGold Ashanti may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice.

AngloGold Ashanti is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interest equal to or in excess of 5 percent of the total number of ordinary shares issued by AngloGold Ashanti together with the extent of those beneficial interests.

Rights of Minority Shareholders

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. There may also be common law personal actions available to a shareholder of a company.

Golden Share

Under the Stability Agreement, the Government of Ghana (Government) has confirmed and agreed that the Government's rights with respect to the Golden Share apply only in respect of AngloGold Ashanti's assets and operations in Ghana. The rights do not extend to any other assets or operations of AngloGold Ashanti outside Ghana, nor to any assets or operations of AngloGold Ashanti.

The Government has also agreed to waive any right it may have under Section 60(I) of the Minerals and Mining Law, 1986, as amended to acquire a special share in AngloGold Ashanti or any of its direct or indirect subsidiaries or joint ventures.
The Golden Share may only be held by or transferred to a Minister of the Government or any person acting on behalf of such Government and authorized in writing by such Minister.

The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:

(i)   any amendment to or removal of the relevant provisions of the AngloGold Ashanti (Ghana) Limited Regulations setting out the rights and restrictions attaching to the Golden Share;
(ii)   the voluntary winding-up or voluntary liquidation of AngloGold Ashanti (Ghana) Limited;
(iii) the redemption of or purchase by AngloGold Ashanti of the Golden Share;
(iv)   the disposal of any mining lease held by AngloGold Ashanti (Ghana) Limited or any subsidiary of AngloGold Ashanti (Ghana) Limited;
(v)   any disposal by AngloGold Ashanti (Ghana) Limited (other than any disposal in the ordinary course of business of AngloGold Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the AngloGold Ashanti group taken as a whole. For this purpose, a part of the AngloGold Ashanti group's assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the AngloGold Ashanti group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the AngloGold Ashanti group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti (Ghana) Limited, the holder of the Golden Share is entitled to the sum of 1,000 cedis (approximately 13 US cents) in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.

The holder of the Golden Share may require AngloGold Ashanti (Ghana) Limited to redeem the Golden Share at any time in consideration of the payment to such holder of 1,000 cedis (approximately 13 US cents).

10C. MATERIAL CONTRACTS

The following are material contracts, not entered into in the ordinary course of business, entered into by AngloGold Ashanti during the past two years.

* On January 28, 2009, AngloGold Ashanti entered into a Sale and Purchase Agreement with Newmont Mining Corporation under which AngloGold Ashanti agreed to sell its 33.33 percent interest in the Boddington joint venture (the "Boddington Sale") to Newmont Mining Corporation ("Newmont"). AngloGold Ashanti expects to close the Boddington Sale in April 2009, subject to the satisfaction or waiver of certain conditions, including the receipt of approvals from the Australian Foreign Investment Review Board, Western Australia Ministry of Mines and South African Reserve Bank, and the receipt of consents and agreements from third parties. The valuation date for the Boddington Sale is January 1, 2009, and closing adjustments will be made to reflect AngloGold Ashanti's economic ownership position from that date. Consideration for the Boddington Sale will consist of (i) $750 million payable in cash at closing, (ii) $240 million (the "Deferred Payment") payable in cash, in shares of Newmont common stock or in a combination of cash and shares of Newmont common stock at Newmont's option, and (iii) a royalty, payable quarterly in arrears, equal to 50 percent of the average realized operating margin (if any) exceeding $600 per ounce, payable on one-third of the gold production from the Boddington project, subject to a maximum aggregate royalty of $100 million. If Newmont elects to pay any part of the Deferred Payment using Newmont common stock, the shares must be delivered to AngloGold Ashanti on or before December 10, 2009 and the number of shares to be issued will be determined by dividing the dollar amount of that part of the Deferred Payment by the volume weighted average price that Newmont's common stock trades on the New York Stock Exchange over the five-trading day period immediately prior to such date. Pursuant to the Sale and Purchase Agreement, Newmont has granted AngloGold Ashanti registration rights with respect to such shares, if issued. If any part of the Deferred Payment is made in cash, such cash payment must be made on or before December 31, 2009.

10D. EXCHANGE CONTROLS

Exchange controls and other limitations affecting security holders

The following is a general outline of South African exchange controls and such outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the South African Reserve Bank, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities. Government officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted.

Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.

The comments below relate to exchange controls in force at the date of this annual report.

Investments in South African companies

A foreign investor may invest freely in ordinary shares in a South African company. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

Dividends

Dividends declared to foreign stockholders are not subject to the approval by the South African Reserve Bank (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Interest

Interest on foreign loans is freely remittable abroad, provided the loans received prior SARB approval.

Voting rights

There are no limitations imposed by South African law or by the memorandum and articles of association of AngloGold Ashanti on the rights of non-South African shareholders to vote the ordinary shares.

Overseas financing and investments

AngloGold Ashanti and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan.

Debt raised outside the Common Monetary Area by AngloGold Ashanti's non-South African subsidiaries is not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with establishing such a subsidiary. AngloGold Ashanti and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of its subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

Debt raised outside the Common Monetary Area by AngloGold Ashanti's non-South African subsidiaries must be repaid or serviced by AngloGold Ashanti's foreign subsidiaries.

A listing by a South African company on any stock exchange other than the JSE Securities Exchange in connection with raising capital requires permission from the SARB.

Under current exchange control regulations, offshore investments by AngloGold Ashanti and its South African subsidiaries require the approval of the SARB. Subject to approval, there is no limit on the amount of capital that may be invested offshore.

10E.   TAXATION

SOUTH AFRICAN TAXATION

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the "Treaty"), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold Ashanti has elected not to be subject to STC. As a result, although AngloGold Ashanti's dividend payments are not subject to STC, AngloGold Ashanti pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by AngloGold Ashanti being lower than the tax payable using the standard corporate tax rate together with STC. STC will be phased out over the next two years and replaced by a dividend withholding tax.

South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares, but there has been a recent announcement (as set out below) that this is about to change. In the case of a South African withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti and 15 percent of the gross amount of the dividends in all other cases. The above provisions will not apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

On February 21, 2007, the South African Minister of Finance, Mr Trevor Manuel, delivered his 2007 Budget Speech in which he stated that the STC currently levied at 12.5 percent will be replaced by a withholding tax on shareholders in respect of dividends distributed at a rate of 10 percent. This change is being implemented in two phases. On October 1, 2007 the STC rate reduced from 12.5 percent to 10 percent and in 2010 STC is expected to be phased out and replaced by the 10 percent withholding tax.

In the second phase, (expected to take place in 2010), the marginal tax rate for AngloGold Ashanti's South African mining operations should reduce from 43 percent to 34 percent and the marginal tax rate for non-mining income should reduce from 37 percent to 28 percent. The amending legislation relating to the second phase proposals is due to be published in 2010. As stated above, the effect of this change will not materially affect the after tax dividend received by non-resident shareholders and South African resident individuals because STC is being replaced by a 10 percent withholding tax on dividends declared for these shareholders.

Taxation of gains on sale or other disposition

South Africa imposes a tax on capital gains, which only applies to South African residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein.

United States taxation

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on US tax laws including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, partnerships, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For South African and US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. Therefore, deposits or withdrawals by a US holder of shares for ADSs or of ADSs for shares will not be subject to US federal income tax. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a dividend withholding tax, which is expected to be implemented in 2010. See 'Taxation – South African Taxation – Taxation of dividends. Once the dividend withholding tax becomes effective, US holders who are eligible for benefits under the current Treaty will be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon) generally will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect, regardless of whether the foreign currency is converted into US dollars on such date. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares generally will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Subject to certain limitations, South African withholding taxes will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute 'passive category' income, or in the case of certain US holders, 'general category' income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemizes deductions may elect to deduct all of such holder's foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15 percent) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including that either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of South African withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Taxation of capital gains

If a US holder is a resident of the United States for purposes of the Treaty, such holder will not be subject to South African tax on any capital gain if it sells or disposes of its shares or ADSs. Special rules apply to individuals who are residents of more than one country.

In general, upon a sale, exchange or other disposition of shares, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended December 31, 2008 and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences.

These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares. Furthermore, dividends paid by AngloGold Ashanti would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the Internal Revenue Service (the "IRS"). US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F.   DIVIDENDS AND PAYING AGENTS

Not applicable.

10G.   STATEMENT BY EXPERTS

Not applicable.

10H.   DOCUMENTS ON DISPLAY

AngloGold Ashanti files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at 100F Street, N.E., Room 1580, Washington D.C. 20549 or by accessing the SEC's home page (http://www.sec.gov). You can also request copies of documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, AngloGold Ashanti's reports and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of the documents referred to herein may also be inspected at AngloGold Ashanti's offices by contacting AngloGold Ashanti at 76 Jeppe Street, Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa, Attention: Company Secretary, telephone number: +27 11 637 6000.

10I.   SUBSIDIARY INFORMATION

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

TREASURY POLICY

The board of directors of AngloGold Ashanti has approved a treasury and risk management policy that governs the group's treasury activities, including the setting of hedging and dealing limits, approval of hedging instruments and counterpart approval and limits.

Under the treasury and risk management policy, hedges may be put in place using approved instruments over the group's planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to ten years. The treasury and risk management policy sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.

The board of directors has delegated the approval of hedge instruments to AngloGold Ashanti's treasury committee. The treasury committee must approve all types of hedging instruments, treatment of the instruments in the treasury system, reporting on the instruments and the accounting treatment for such instruments.

The financial risk management activities objectives of the group are as follows:
- Safeguarding the group's core earnings stream through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities through the adoption of reliable liquidity planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
- Ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

Under the treasury and risk management policy, treasury reports that include all open hedging transactions are produced at the following minimum intervals for review by management and the board of directors.

Daily	Treasurer
Monthly	Executive committee
Quarterly	Treasury committee, Audit and corporate governance committee, Board of directors, shareholder reports

The Treasury risk manager is responsible for monitoring all reports for completeness and accuracy. The reports include stress testing of all hedge positions for changes in gold and other commodity prices, currency exchange rates, interest rates, and gold and exchange rate volatilities.

At AngloGold Ashanti, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment (treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The internal audit group conducts regular and ad-hoc reviews of the activities of treasury and the group's treasury system.

GOLD PRICE AND CURRENCY RISK MANAGEMENT ACTIVITIES

The group enters into derivatives to ensure a degree of price certainty and to guarantee minimum revenue on a portion of future planned gold sales. AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage the price of gold and other commodities, interest rate and foreign exchange, liquidity and non-performance risk, which includes credit risk that arise out of the group's core business activities. Forward purchase and sale contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price, interest rate and currency fluctuations. Gold and currency derivative instruments are denominated in South African rands, US dollars, Brazilian real and Australian dollars.   The group is also exposed to certain by-product commodity price risk.

A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date. The group's risk in selling call options is unlimited but mitigated by the fact that the group produce the commodity required by the option and can partially offset any loss resulting from sold call options via the sale of production in the open market.

The mix of derivative instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the group's hedging policy. AngloGold Ashanti's reserves and financial strength have allowed it to arrange unmargined credit lines with counterparts.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of net outstanding forward sales type contracts at the end of 2008 was 39,990kg (2007: 108,403kg). The volume of outstanding net call options sold was 146,542kg (2007: 242,373kg) and the volume of outstanding net put options sold was 16,963kg (2007: 46,585kg).

SFAS133 requires that derivative instruments be accounted for as follows:
• Commodity based ("normal purchase or normal sale exempt") contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery. They are not recorded in the financial statements between the dates that they are entered into and settled.
• Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and capital expenditure and are classified as cash flow hedges under SFAS133. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $8 million (2007: $10 million; 2006: $nil million). Of the contracts accounted for as cash flow hedges, contracts with a fair value of $123 million, a liability at December 31, 2008 are expected to be reclassified from other comprehensive income and recognized as a reduction in product sales during 2009 or as an adjustment to depreciation expense pertaining to capital expenditure.
• All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date reported as gains or losses on derivatives in earnings in the period in which they occur.

Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified as financing activities within of the consolidated cash flow statement. Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.

The group has an established practice of actively managing its hedged commitments under changing market circumstances. As of December 31, 2008, the hedge book reflected a net delta tonnage position of 5.22 million ounces (162 tonnes) out of a committed position of 5.99 million ounces (187 tonnes). As of December 31, 2007, the hedge book reflected a net delta tonnage position of 10.39 million ounces (323 tonnes) out of a committed position of 11.28 million ounces (363 tonnes).

The marked-to-market values of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a liability of $2,455 million as at December 31, 2008 (as at December 31, 2007: a liability of $4,273 million). These values were based on a gold price of $872 per ounce, exchange rates of $1 = R9.4550 and A$ = $0.6947 and the prevailing market interest rates and volatilities at December 31, 2008. The values as at December 31, 2007 were based on a gold price of $836 per ounce, exchange rates of $1 = R6.8104 and A$ = $0.8798 and the prevailing market interest rates and volatilities at that date. Such values include normal purchase normal sale exempt contracts which as discussed above are not recorded in the financial statements between the dates that they are entered into and settled.

	Year	2009	2010	2011	2012	2013	2014-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	(5,960)(*)	8,354	11,765	11,944	9,518	2,845	38,466
	$ per oz	$1,199	$204	$383	$404	$408	$510	$467
Put options sold	Amount (kg)	4,043	4,226	3,048	1,882	1,882	1,882	16,963
	$ per oz	$671	$708	$533	$430	$440	$450	$579
Call options sold	Amount (kg)	14,805	33,394	38,312	24,461	17,857	22,067	150,896
	$ per oz	$442	$537	$530	$622	$601	$606	$557
RAND GOLD								
Forward contracts	Amount (kg)	(1,866)(*)						(1,866)(*)
	Rand per kg	R157,213						R157,213
AUD DOLLAR GOLD								
Forward contracts	Amount (kg)	280	3,110					3,390
	A$ per oz	A$852	A$652					A$669
Call options purchased	Amount (kg)	1,244	3,110					4,354
	A$ per oz	A$694	A$712					A$707
**Total net gold:	Delta (kg)	(4,501)	(36,523)	(44,466)	(31,629)	(24,106)	(20,998)	(162,223)
	Delta (oz)	(144,720)	(1,174,250)	(1,429,620)	(1,016,910)	(775,040)	(675,070)	(5,215,610)
Hedge delta as a percentage of current production levels (%) ***		3%	24%	29%	20%	16%	5%	

*   Indicates a long position from forward purchase contracts.

**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2008.

*** Weighted average percentage based on 2008 full year production of 4,982,000 ounces.

Gold lease rate swaps

	Year	2009	2010	2011	2012 - 2016
Gold borrowing cost associated with forward contracts (1)	Amount ('000oz)	130,000	100,000		
	Interest rate %	1.82	1.96		
Gold lease rate swaps (2)	Amount ('000oz)	898,000	641,000	423,000	205,000
	Interest rate %	1.81	1.83	1.83	1.84

(1) Gold borrowing costs relating to Australian dollar gold forwards:
The Australian dollar denominated gold forward contract prices are presented on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.

(2) The gold lease rate swaps are contracts where the group receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the weighted average fixed rate that the group will receive for that period.

Foreign exchange price risk protection agreements

The group enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the group's foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

The following table indicates the group's currency hedge position at December 31, 2008.

	Year	2009	2010	2011	2012	2013	2014-2016	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	30,000						30,000
	Rand per $	R11.56						R11.56
Put options sold	Amount ($)	50,000						50,000
	Rand per $	R9.52						R9.52
Call options sold	Amount ($)	50,000						50,000
	Rand per $	R11.61						R11.61
AUD DOLLAR (000)								
Forward contracts	Amount ($)	450,000						450,000
	$ per A$	$0.65						$0.65
Put options purchased	Amount ($)	10,000						10,000
	$ per A $	$0.69						$0.69
Put options sold	Amount ($)	10,000						10,000
	$ per A $	$0.76						$0.76
Call options sold	Amount ($)	10,000						10,000
	$ per A$	$0.64						$0.64
BRAZILIAN REAL DOLLAR (000)								
Forward contracts	Amount ($)	62,340						62,340
	BRL per $	BRL1.86						BRL1.86

As at December 31, 2008 a limited number of the dollar gold hedge contracts reported in the above tables included optional early termination provisions pursuant to which the hedge counterpart can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

No termination options were exercised in 2008, 2007 and 2006.

Interest rate and liquidity risk

Fluctuations in interest rates impact interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing.

Cash and loans advanced maturity profile

Maturity date	Currency	2008 Fixed rate investment amount (million)	2008 Effective rate %	2008 Floating rate investment amount (million)	2008 Effective rate %	2007 Fixed rate investment amount (million)	2007 Effective rate %	2007 Floating rate investment amount (million)	2007 Effective rate %
All less than one year	USD	166	2.48	121	1.95	32	4.3	66	4.0
	ZAR	930	11.50	668	10.84	525	11.0	888	10.1
	AUD	-	-	-	-	-	-	34	6.5
	HKD	-	-	1	2.25	-	-	1	4.0
	BRL	-	-	144	13.52	-	-	67	8.9
	ARS	-	-	5	12.50	-	-	9	11.1
	NAD	155	11.58	96	9.40	139	9.7	58	9.5

Borrowings maturity profile

Currency	Within one year Borrowings Amount (million)	Within one year Effective Rate %	Between one and two years Borrowings Amount (million)	Between one and two years Effective Rate %	Between two and five years Borrowings Amount (million)	Between two and five years Effective Rate %	After five years Borrowings Amount (million)	After five years Effective Rate %	Total Borrowings amount (million)
$	1,060	2.6	320	2.5	-	-	-	-	1,380
ZAR	2	9.8	26	9.8	81	9.2	145	9.6	254
AUD	5	6.1	745	6.1	-	-	-	-	750
BRL	8	3.6	11	3.6	8	3.6	-	-	27

Interest rate risk

Currency	Fixed for less than one year Borrowings Amount (million)	Fixed for less than one year Effective Rate %	Fixed for between one and three years Borrowings Amount (million)	Fixed for between one and three years Effective Rate %	Fixed for greater than three years Borrowings Amount (million)	Fixed for greater than three years Effective Rate %	Total Borrowings amount (million)
$	1,060	2.6	320	2.5	-	-	1,380
ZAR	2	9.8	107	9.8	145	9.6	254
AUD	5	6.1	745	6.1	-	-	750
BRL	8	3.6	19	3.6	-	-	27

Non-performance risk

Realization of all these contracts is dependent upon the counterparts performing in accordance with the terms of the contracts. The group generally does not obtain collateral or other security to support financial instruments subject to non-performance risk, but monitors the credit standing of counterparts. The group spreads its business over a number of financial and banking institutions of good credit quality and believes that no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied against each counterpart. Where possible, management puts ISDA netting agreements in place.

The combined maximum credit exposure at the balance sheet date amounts to $571 million (2007: $516 million). Credit risk exposure netted by counterparts amounts to $207 million (2007: $123 million). No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and group, respectively as at December 31, 2008.

The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge couterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
6	International Bank	AA
10	International Bank	AA-
5	International Bank	A+
3	International Bank	A
3	International Bank	A-
1	South African Bank	AAA(zaf) (International BBB+)
1	South African Bank	AA+(zaf) (International BBB+)
2	South African Bank	AA(zaf) (International BBB)
1	South African Bank	AA-(zaf) (International BBB)
5	Brazilian Bank	AAA(bra)
5	Brazilian Bank	AA+(bra)
1	Brazilian Bank	AA(bra)
1	Brazilian Bank	A+(bra)
1	Brazilian Bank	A(bra)
1	Trade Finance House	Not rated

Due to the inability of a single counterpart to accept the physical delivery of gold for nomal purchase normal sale exemption contracts expiring in April through June 2008, the group cash settled such contracts with this counterpart during the period. The group also reclassified all remaining outstanding contracts with this counterpart from the "normal purchase and sale exemption" category to the "non-hedge accounting" category as they no longer qualified for the exemption permitted by SFAS 133. See "Item 18.: Note 5 – Non-hedge derivative loss".

AngloGold Ashanti does not anticipate non-performance by any other counterparts.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the group's financial instruments, as measured at December 31, 2008 and 2007, are as follows (assets (liabilities)):

	December 31, 2008		December 31, 2007	
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Cash and cash equivalents	575	575	477	477
Restricted cash	44	44	37	37
Short-term debt	(1,067)	(1,048)	(319)	(319)
Long-term debt	(873)	(873)	(1,564)	(1,564)
Derivatives [1]	(1,317)	(2,497)	(2,563)	(4,342)

(1) Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet normal sale exemption contracts.

The following is the fair value of the hedge book derivative (liabilities)/assets split by accounting designation

	December 31, 2008			
	Normal purchase and sale exemption	Cash flow hedge accounted	Non-hedge accounted [2]	Total
	$	$	$	$
Forward sales type agreements	(622)	(146)	52	(716)
Option contracts	[1] (534)	-	(1,254)	(1,788)
Foreign exchange contracts	-	(1)	16	15
Foreign exchange option contracts	-	-	1	1
Interest rate swaps – Gold	(24)	-	15	(9)
Total including credit risk adjustment	(1,180)	(147)	(1,170)	(2,497)
Credit risk adjustment	(68)	(2)	(157)	(227)
Total excluding credit risk adjustment	(1,248)	(149)	(1,327)	(2,724)

(1) Represent deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

(2) Including B2Gold warrants 2008: $1 million (2007: $nil million).

| | December 31, 2007 | | | |
	Normal purchase and sale exemption $	Cash flow hedge accounted $	Non-hedge accounted $	Total $
Forward sales type agreements	(1,044)	(336)	(236)	(1,616)
Option contracts	[1] (708)	-	(2,030)	(2,738)
Foreign exchange contracts	-	4	7	11
Foreign exchange option contracts	-	-	(6)	(6)
Interest rate swaps – Gold	(27)	-	34	7
Total including credit risk adjustment	(1,779)	(332)	(2,231)	(4,342)
Credit risk adjustment	-	-	-	-
Total excluding credit risk adjustment	(1,779)	(332)	(2,231)	(4,342)

(1) Represent deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

Maturity profile of on-balance sheet derivatives, at carrying value

| | | 2008 | |
	Total $	Assets $	Liabilities $
Amounts to mature within twelve months of balance sheet date	(1,187)	571	(1,758)
Amounts maturing between one and two years	(49)	-	(49)
Amounts maturing between two and five years	(81)	-	(81)
Amounts to mature thereafter	-	-	-
Total	(1,317)	571	(1,888)

| | | 2007 | |
	Total $	Assets $	Liabilities $
Amounts to mature within twelve months of balance sheet date	(2,226)	516	(2,782)
Amounts maturing between one and two years	(148)	-	(148)
Amounts maturing between two and five years	(123)	-	(123)
Amounts to mature thereafter	(26)	-	(26)
Total	(2,563)	516	(3,079)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt
The fair value of listed fixed rate debt and the convertible bonds are shown at their quoted market value. The remainder of the carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt
The long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market prices and credit risk for the contracts at December 31, 2008 and 2007. The group uses the Black-Scholes option pricing formula to value option contracts. The amounts disclosed include those contracts accounted for as normal purchase and sale exemption derivatives.

Sensitivity analysis

Derivatives

A principal part of the group's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, including commodity prices, foreign exchange rates and interest rates under varying scenarios.

The following table discloses the approximate sensitivities of the US dollars fair value of the hedge book to key underlying factors at December 31, 2008 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

The table also sets out the impact on the fair value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from January 1, 2009. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.

		2008			
US dollars	Change in rate (+)	Normal sale exempted (million)	Cash flow hedge accounted (million)	Non-hedge accounted (million)	Total change in fair value (million)
Currency(R/$)	Spot(+1)	-	(1)	2	1
Currency(A$/$)	Spot(+0.25)	43	-	132	175
Currency(BRL/$)	Spot(+0.25)	-	(1)	(4)	(5)
Gold price($/oz)	Spot(+200)	(546)	(58)	(449)	(1,053)
USD interest rate (%)	IR(+0.1)	(15)	-	(33)	(48)
ZAR interest rate (%)	IR(+1.5)	-	-	-	-
AUD interest rate (%)	IR(+1.5)	(1)	-	(1)	(2)
Gold interest rate (%)	IR(+0.5)	22	1	43	66

		2008			
US dollars	Change in rate(-)	Normal sale exempted (million)	Cash flow hedge accounted (million)	Non-hedge accounted (million)	Total change in fair value (million)
Currency(R/$)	Spot(-1)	-	1	(4)	(3)
Currency(A$/$)	Spot(-0.25)	(43)	-	(130)	(173)
Currency(BRL/$)	Spot(-0.25)	-	1	5	6
Gold price($/oz)	Spot(-200)	541	58	376	975
USD interest rate (%)	IR(-0.1)	15	-	35	50
ZAR interest rate (%)	IR(-1.5)	-	-	-	-
AUD interest rate (%)	IR(-1.5)	1	-	1	2
Gold interest rate (%)	IR(-0.5)	(23)	(1)	(44)	(68)

IR represents interest rate.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a) *Disclosure Controls and Procedures:* As of December 31, 2008 (the "Evaluation Date"), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the company's disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act"). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the company's disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

(b) *Management's Annual Report on Internal Control over Financial Reporting:* Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as defined in the Exchange Act Rule 13a – 15(f) and 15d -15(f). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the company;
- Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the Directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of the Evaluation Date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, and using those criteria, management concluded that the company's internal control over financial reporting was effective as of the Evaluation Date.

(c) *Changes in Internal Control over Financial Reporting:* There has been no changes in the company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a – 15 during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

(d) *Attestation Report of the Registered Public Accounting Firm:* The company's independent registered accounting firm, Ernst & Young Inc., has issued an audit report on the effectiveness of the company's internal control over financial reporting. This report appears below.

/s/ M Cutifani   /s/ S Venkatakrishnan
Mark Cutifani   **Srinivasan Venkatakrishnan**
Chief Executive Officer   **Chief Financial Officer**

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited AngloGold Ashanti Limited's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AngloGold Ashanti Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of AngloGold Ashanti Limited and our report dated May 4, 2009 expressed an unqualified opinion thereon.

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
May 4, 2009

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Prof Wiseman Nkuhlu, Chairman of the audit and corporate governance committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the rules of the NYSE and the SEC. Prof Wiseman Nkuhlu as well as each of the other members of the Audit and Corporate Governance Committee (being Mr FB Arisman, Mr RP Edey and Mr JH Mensah) are independent directors. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

On April 9, 2009, Prof Nkuhlu advised of his impending resignation from the board, given his standing for political office in the forthcoming general elections in South Africa. Prof Nkuhlu resigned from the board at the conclusion of the meeting held on May 5, 2009 to approve the filing with the SEC of this annual report on Form 20-F. a suitable candidate qualifying as an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the rules of the NYSE and the SEC, will be sought in due course.

ITEM 16B: CODE OF ETHICS AND WHISTLE BLOWING POLICIES

In order to comply with the company's obligation in terms of the Sarbanes-Oxley Act and the South African King Code on Corporate Governance, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of ethics for employees, a code of ethics for the chief executive officer, principal financial officer and senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company's interests. Senior management oversee compliance with the ethical code by means of several mechanisms including:
- Assessing the integrity of new appointees in the selection and promotion process;
- Adherence to the policy on the delegation of authority;
- Induction of directors and employees on the company's values, policies and procedures; and
- Compliance with a strict disciplinary code of conduct.

AngloGold Ashanti has a whistle-blowing policy that provides a channel for the reporting of practices that are in conflict with AngloGold Ashanti's business principles, unlawful conduct, financial malpractice, or are dangerous to the public and the environment. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to discuss issues with their direct managers first (if appropriate) and then, if not resolved, to report these through the whistle-blowing line or directly to the internal audit or legal departments. The codes and the whistle-blowing policy are available on the company's website at www.anglogoldashanti.co.za/About/Gov+Policies.htm. There are several mediums by which reports can be made such as through the intranet, internet, telephone, fax and post. An initiative is being undertaken to implement short messaging system (sms) as a medium for reporting as well. All reports made in terms of the whistle-blowing policy are fielded by a third party, Tip-Offs Anonymous, which ensures all reports are treated confidentially or anonymously depending on the preference of the caller. The information is relayed to management and to internal audit for investigation. All reports and the progress of the investigations are conveyed to the audit and corporate governance committee by the group internal audit manager on a quarterly basis.

In addition, the company has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts.

Each code of ethics, whistle blowing and disclosure policy is available on the company's website http://www.anglogoldashanti.co.za/About/Gov+Policies.htm. Each code of ethics and disclosure policy is also available on request from the company secretary.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young has served as AngloGold Ashanti's independent public accountants for each of the financial years in the three-year period ended December 31, 2008 for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to AngloGold Ashanti in 2008 and 2007.

(in millions)	2008 $	2007 $
Audit Fees [1]	5.67	7.73
Audit-related Fees [2]	1.30	0.80
Tax Fees [3]	0.45	0.05
Total	7.42	8.58

Rounding may result in computational differences.

(1) The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC. Included in the Audit fees for 2008 and 2007 are fees paid to the external auditors in respect of SOX, which was implemented in 2006.
(2) Audit-related Fees consist of fees billed for assurance and related services and include consultations concerning financial accounting and reporting standards; and comfort letters; and consents.
(3) Tax Fees include fees billed for tax advice and tax compliance services.

Audit and Corporate Governance Committee Pre-approval Policies and Procedures

It is the policy of AngloGold Ashanti to maintain compliance with the requirements of the various applicable legislation and good governance practices when appointing or assigning work to the Company's external auditor. Non-audit services may not be undertaken without an employee of AngloGold Ashanti obtaining the pre-approval of the Audit and Corporate Governance Committee as is laid out in the procedures relating to the pre-approval process.

The audit committee has delegated the approval authority to the chairman of the Audit and Corporate Governance Committee, Prof Wiseman Nkuhlu or his designated official. The approval may take the form of a written or oral instruction, and in the case of an oral instruction this would be ratified at the next audit committee meeting. On a quarterly basis a summary of all approvals and work to date is tabled at the audit committee.

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2008 were reviewed and approved according to the procedures above. None of the services provided during 2008 were approved under the *de minimis* exception allowed under the Exchange Act.

No work was performed by persons other than the principal accountant's employees in respect of the audit of AngloGold Ashanti's financial statements for 2008.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company's shares during 2008.

ITEM 16F: CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

The following is a summary of the significant ways in which AngloGold Ashanti's corporate governance practices differ from those followed by US domestic companies under the New York Stock Exchange's corporate governance listing standards (the "NYSE listing standards").

The NYSE listing standards require the appointment of a Nominations Committee to oversee the appointment of new directors to the board, and that such committee be comprised solely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, but require that it be comprised solely of non-executive directors, the majority of whom must be independent. The company has appointed a Nominations Committee of the board. Since May 6, 2008, the committee comprized of eight non-executive board members, six of whom were independent, as defined in the JSE Listing Requirements, and is chaired by the independent chairman of the board.

The NYSE listing standards require that a majority of the board to be comprised of independent directors, as such term is defined in the NYSE listing standards, and that the remunerations committee of the board be fully independent. In previous years, AngloGold Ashanti did not comply with these standards as the JSE Listing Requirements did not have similar standards. However, since May 6, 2008, the board comprizes of a majority of independent directors, as defined in the JSE Listing Requirements, and the remuneration committee of the board is fully independent.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola"), a corporation in which the Company has a 38 percent interest, have been audited by other auditors for the years ended December 31, 2008 and 2006 and for the periods then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in Sadiola is stated at $97 million and $66 million, respectively, at December 31, 2008 and 2006, and the Company's equity in net loss is stated at $52 million for the year ended December 31, 2008 and the Company's equity in net income is stated at $33 million for the year ended December 31, 2006.

The financial statements of Société d'Exploitation des Mines d'Or de Yatela S.A. ("Yatela"), a corporation in which the Company has a 40 percent interest, have been audited by other auditors for the year ended December 31, 2006 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Yatela, is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in Yatela is stated at $26 million at December 31, 2006, and the Company's equity in net income is stated at $34 million for the year then ended.

The financial statements of Société des Mines de Morila S.A. ("Morila"), a corporation in which the Company has a 40 percent interest, have been audited by other auditors at December 31, 2008 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Morila, is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in Morila is stated at $114 million at December 31, 2008, and the Company's equity in net loss is stated at $69 million for the year then ended.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AngloGold Ashanti Limited's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 4, 2009 expressed an unqualified opinion thereon.

As discussed in note 2 to the consolidated financial statements, in 2007 the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and accordingly has evaluated all tax positions and has made sufficient provision and disclosure.

As discussed in note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation in accordance with SFAS123(R) Share-Based Payment, its method of accounting for deferred stripping costs in accordance with EITF Issue 04-6 Accounting for Stripping Costs Incurred during Production in the Mining Industry, and its method of considering the effects of prior year misstatements in accordance with SAB 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

As discussed in note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for employee benefit plans in accordance with SFAS158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
May 4, 2009

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions, except share and per share information)

	Notes	2008 $	2007 $	2006 $
Sales and other income		3,730	3,095	2,715
Product sales		3,655	3,048	2,683
Interest, dividends and other		75	47	32
Costs and expenses		4,103	3,806	2,811
Production costs		2,159	1,917	1,539
Exploration costs		126	117	58
Related party transactions	6	(10)	(16)	(6)
General and administrative		136	130	140
Royalties		78	70	59
Market development costs		13	16	16
Depreciation, depletion and amortization		615	655	699
Impairment of assets	5	670	1	6
Interest expense	5	72	75	77
Accretion expense	5	22	20	13
Employment severance costs	5	9	19	22
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	5	(64)	10	(36)
Non-hedge derivative loss	5	258	808	208
Other operating items	5	19	(16)	16
Loss from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change		(373)	(711)	(96)
Taxation expense	7	(22)	(118)	(122)
Minority interest		(42)	(28)	(29)
Equity (loss)/income in affiliates		(149)	41	99
Loss from continuing operations		(586)	(816)	(148)
Discontinued operations	8	23	2	6
Net loss – applicable to common stakeholders		(563)	(814)	(142)
(Loss)/earnings per share : (cents)				
From continuing operations	9			
Ordinary shares		(186)	(293)	(54)
E Ordinary shares		(93)	(146)	(91)
Ordinary shares - diluted		(186)	(293)	(54)
E Ordinary shares - diluted		(93)	(146)	(91)
Discontinued operations	9			
Ordinary shares		7	1	2
E Ordinary shares		4	-	-
Ordinary shares - diluted		7	1	2
E Ordinary shares - diluted		4	-	-
Net loss	9			
Ordinary shares		(179)	(292)	(52)
E Ordinary shares		(89)	(146)	(91)
Ordinary shares - diluted		(179)	(292)	(52)
E Ordinary shares - diluted		(89)	(146)	(91)
Weighted average number of shares used in computation	9			
Ordinary shares		313,157,584	277,337,292	272,613,263
E Ordinary shares - basic and diluted		4,046,364	4,117,815	194,954
Ordinary shares - diluted		313,157,584	277,337,292	272,613,263
Dividend paid per ordinary share (cents)		13	44	39
Dividend paid per E ordinary share (cents)		7	22	-

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2008 AND 2007
(In millions, except share information)

	Notes	2008 $	2007 $
ASSETS			
Current Assets		2,947	2,113
Cash and cash equivalents		575	477
Restricted cash	10	44	37
Receivables		224	205
Trade		39	35
Recoverable taxes, rebates, levies and duties		64	77
Related parties		4	6
Other	11	117	87
Inventories	12	552	523
Materials on the leach pad	12	49	49
Derivatives	25	571	516
Deferred taxation assets	7	150	275
Assets held for sale	17	782	31
Property, plant and equipment, net	13	4,765	5,527
Acquired properties, net	14	814	1,280
Goodwill	15	132	569
Other intangibles, net	15	20	22
Other long-term inventory	12	40	84
Materials on the leach pad	12	261	190
Other long-term assets	16	421	559
Deferred taxation assets	7	51	37
Total assets		9,451	10,381
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities		3,445	3,795
Trade accounts payable		314	396
Payroll and related benefits		92	106
Other current liabilities	18	144	132
Derivatives	25	1,758	2,782
Short-term debt	20	1,067	319
Tax payable		28	59
Liabilities held for sale	17	42	1
Other non-current liabilities	19	117	146
Long-term debt	20	873	1,564
Derivatives	25	130	297
Deferred taxation liabilities	7	1,008	1,345
Provision for environmental rehabilitation	5 / 21	302	394
Provision for labor, civil, compensation claims and settlements		31	45
Provision for pension and other post-retirement medical benefits	27	139	180
Minority interest		84	63
Commitments and contingencies	22	-	-
Stockholders' equity	23	3,322	2,552
Common stock			
400,000,000 (2007 – 400,000,000) authorized common stock of 25 ZAR cents each			
Stock issued 2008 – 353,483,410 (2007 – 277,457,471)		12	10
Additional paid in capital		7,502	5,607
Accumulated deficit		(3,044)	(2,440)
Accumulated other comprehensive income		(1,148)	(625)
Total liabilities and stockholders' equity		9,451	10,381

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In millions, except share information)

	Notes	2008 $	2007 $	2006 $
Net cash provided by operating activities		64	561	770
Net loss – applicable to common stockholders		(563)	(814)	(142)
Reconciled to net cash provided by operations:				
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other		(64)	14	6
Depreciation, depletion and amortization		615	655	699
Impairment of assets		670	1	6
Deferred taxation		(72)	(73)	(34)
Movement in non-hedge derivatives		(602)	802	339
Equity loss/(income) in affiliates		149	(41)	(99)
Dividends received from affiliates		78	65	85
Other non cash items		69	34	5
Net increase/(decrease) in provision for environmental rehabilitation, pension and other post-retirement medical benefits		24	90	(62)
Effect of changes in operating working capital items:				
Receivables		(7)	(77)	11
Inventories		(131)	(240)	(165)
Accounts payable and other current liabilities		(101)	147	122
Net cash provided by continuing operations		65	563	771
Net cash used in discontinued operations		(1)	(2)	(1)
Net cash used in investing activities		(1,593)	(1,031)	(611)
Acquisition of assets		-	(40)	-
Increase in non-current investments		(93)	(27)	(20)
Proceeds on disposal of affiliate		48	-	-
Affiliates loans advanced		(4)	-	-
Affiliates loans repaid		4	-	-
Additions to property, plant and equipment		(1,194)	(1,015)	(811)
Proceeds on sale of mining assets		39	29	57
Proceeds on sale of discontinued assets		10	1	9
Proceeds on sale of available for sale investments		4	4	-
Proceeds on redemption of held to maturity investments		84	21	11
Dividends from available for sale investments		-	2	-
Cash outflows from derivatives purchased		(485)	-	-
Cash inflows from derivatives purchased		-	19	141
Loans receivable advanced		-	(1)	(1)
Loans receivable repaid		-	1	6
Change in restricted cash		(6)	(25)	(3)
Net cash generated by financing activities		1,715	462	119
Short-term debt repaid		(298)	(520)	(134)
Short-term debt raised		110	318	16
Issuance of stock		1,722	34	512
Share issue expenses		(54)	-	(5)
Long-term debt repaid		(316)	-	(418)
Long-term debt raised		743	525	142
Cash outflows from derivatives with financing		(134)	-	-
Cash inflows from derivatives with financing		-	249	138
Dividends paid		(58)	(144)	(132)
Net increase/(decrease) in cash and cash equivalents		186	(8)	278
Effect of exchange rate changes on cash		(88)	14	(3)
Cash and cash equivalents – January 1,		477	471	196
Cash and cash equivalents – December 31,		575	477	471

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of stockholders' equity
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In millions, except share information)

	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income* $	Accumulated deficit $	Total $
Balance – January 1, 2006	264,938,432	10	4,972	(676)	(1,143)	3,163
Cumulative deferred stripping adjustment. Refer to Note 2.					(73)	(73)
Cumulative cut-off adjustment. Refer to Note 2.					(11)	(11)
Net loss					(142)	(142)
Translation loss				(108)		(108)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				97		97
Net loss on cash flow hedges, net of tax				(86)		(86)
Net gain on available-for-sale financial assets arising during the period, net of tax				8		8
Comprehensive loss						(315)
Stock issues as part of equity offering	9,970,732	-	498			498
Stock issues as part of Share Incentive Scheme	398,399	-	9			9
Stock based compensation expense			60			60
Dividends					(107)	(107)
Balance – December 31, 2006	275,307,563	10	5,539	(765)	(1,476)	3,308
Cumulative FIN 48 adjustment. Refer to Note 2.					(25)	(25)
Net loss					(814)	(814)
Translation gain				93		93
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				200		200
Net loss on cash flow hedges, net of tax				(166)		(166)
Hedge ineffectiveness on cash flow hedges, net of tax				10		10
Net gain on available-for-sale financial assets arising during the period, net of tax				3		3
Comprehensive loss						(699)
Stock issues as part of Share Incentive Scheme	1,181,882	-	37			37
Stock issues in exchange for E Ordinary shares cancelled	8,026	-	2			2
Stock issues transferred from Employee Share Ownership Plan to exiting employees	46,590	-	2			2
Stock based compensation expense			27			27
Dividends					(125)	(125)
Balance – December 31, 2007	276,544,061	10	5,607	(625)	(2,440)	2,552
Net loss					(563)	(563)
Translation loss				(597)		(597)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				157		157
Net loss on cash flow hedges, net of tax				(61)		(61)
Hedge ineffectiveness on cash flow hedges, net of tax				8		8
Net loss on available-for-sale financial assets arising during the period, net of tax				(29)		(29)
Release on disposal of available-for-sale financial assets during the period, net of tax				(1)		(1)
Comprehensive loss						(1,086)
Stock issues as part of rights offer	69,470,442	2	1,664			1,666
Stock issues as part of Golden Cycle acquisition	3,181,198	-	118			118
Stock issues as part of São Bento acquisition	2,701,660	-	70			70
Stock issues as part of Share Incentive Scheme	672,545	-	14			14
Stock issues in exchange for E Ordinary shares cancelled	94	-	3			3
Stock issues transferred from Employee Share Ownership Plan to exiting employees	57,761	-	2			2
Stock based compensation expense			24			24
Dividends					(41)	(41)
Balance – December 31, 2008	352,627,761	12	7,502	(1,148)	(3,044)	3,322

* *The cumulative translation loss included in accumulated other comprehensive income amounted to $1,085 million (2007: $488 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $68 million (2007: $96 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $112 million (2007: $216 million). The cumulative loss, net of deferred taxation of $1 million (2007: $2 million), included in accumulated other comprehensive income in respect of available for sale financial assets amounted to $15 million (2007: $15 million gain). The cumulative gain included in accumulated other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2007: $64 million). This gain is offset by $64 million (2007: $64 million) arising from translation of net investments in foreign entities.*

As at December 31, 2008 and 2007, $453 million and $402 million, respectively, of retained earnings arising from the Company's equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In millions, except share and per share information)

1. **NATURE OF OPERATIONS**

AngloGold Ashanti Limited (the "Company"), as it conducts business today, was formed on April 26, 2004 following the Business Combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti). AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa on May 29, 1944 and Ashanti was incorporated in Ghana on August 19, 1974. The Company conducts gold-mining operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America (USA). The Company also produces by-product silver, uranium oxide and sulfuric acid.

2. **ACCOUNTING CHANGES**

Post-retirement benefit plan assets

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"), which amends FASB Statement No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits" ("SFAS132"). FSP FAS 132(R)-1 provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other post-retirement plan. The objective of FSP FAS 132(R)-1 is to require more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets.

The disclosures about plan assets required by FSP FAS 132(R)-1 shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of FSP FAS 132(R)-1 are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of FSP FAS 132(R)-1 is permitted. The Company has early adopted the provisions of FSP FAS 132(R)-1 as of December 31, 2008. The adoption of FSP FAS 132(R)-1 did not have a material impact on the Company's financial statements. Refer to Note 27.

Disclosures about credit derivatives and certain guarantees

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("the FSP"). The FSP amends SFAS133, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument to provide certain disclosures for each credit derivative for each statement of financial position presented. The FSP also amends FIN45, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies that SFAS161, is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The FSP is effective for reporting periods (annual or interim) ending after November 15, 2008. The Company does not have any credit derivatives. The Company adopted the disclosure requirements of the FSP with regards to guarantees as of December 31, 2008. Refer to Note 22.

Hierarchy of generally accepted accounting principles

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS162"). SFAS162 improves financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 was effective November 15, 2008, which was 60 days following the United States Securities and Exchange Commission (SEC's) approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "*The Meaning of* Present Fairly in Conformity with Generally Accepted Accounting Principles". The adoption of SFAS162 had no impact on the Company's financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

2. **ACCOUNTING CHANGES** *(continued)*

Employee benefit plans

On September 29, 2006 the FASB issued SFAS158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS158"). SFAS158 requires an entity to:

- recognize in its statement of financial position an asset for a defined benefit post-retirement plan's overfunded status or a liability for a plan's underfunded status;
- measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end (effective in fiscal years ending after December 15, 2008);
- recognize as a component of accumulated other comprehensive income, net of tax, amounts accumulated at the date of adoption due to delayed recognition of actuarial gains and losses, prior service costs and credits, and transition assets and obligations; and
- expand the disclosure requirements of SFAS132(R) to include additional information about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition assets and obligations.

The adoption of the recognition and disclosure requirements of SFAS158 which are effective for fiscal years ending after December 15, 2006, did not have a material impact on the Company's earnings and financial position as the Company changed its accounting policy during the second quarter of 2005, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period. This change was made as the Company believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS87 and SFAS106 results in more accurate financial information.

The adoption of the SFAS158 requirement to measure the plan assets and benefit obligations as of December 31, 2008 did not have a material impact on the Company's financial statements.

The Company's employee benefit plans are described more fully in Note 27.

Fair value measurements

The Company adopted FASB Statement No. 157, "Fair Value Measurements" ("SFAS157") for financial assets and financial liabilities on January 1, 2008.

SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. Refer to Note 24. The credit risk adjustment on adoption of SFAS157 is disclosed in Note 25.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 provides a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value on a recurring basis (at least annually). The provisions of FSP FAS 157-2 are not expected to have a material impact on the Company's financial statements.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS157 in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 is effective as of the issuance date and has not affected the valuation of the Company's financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

2.   **ACCOUNTING CHANGES** *(continued)*

Fair value option for financial assets and liabilities

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS159"). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of SFAS159 had no impact on the Company's financial statements.

Uncertain taxes

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2007 and recorded an opening adjustment of $25 million against opening retained income as a result of adopting FIN 48.

The Company operates in numerous countries and is subject to, and pays annual income taxes in terms of the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings. In connection with such reviews disputes can arise with the taxing authorities over interpretation or application of certain rules to the Company's business conducted within the country involved. Refer to Note 7.

Stock based compensation

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified prospective transition method. As at December 31, 2008, the Company has five stock-based employee compensation plans consisting of time-based awards, performance related awards and equity settled compensation plans as described in Note 29.

Deferred stripping costs

On January 1, 2006, the Company adopted Emerging Issues Task Force ("EITF") Issue 04-6, "Accounting for Stripping Costs in the Mining Industry". Issue No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

The guidance required application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods were not restated. Upon adoption, the cumulative effect of the accounting change reduced opening retained earnings by $73 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $29 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million. Adoption of the guidance had no impact on the Company's cash position or net cash from operations.

Cut-off adjustments

In prior years certain subsidiaries within the Company have consistently determined the year end close process in respect of certain operating costs at dates immediately preceding the Christmas vacation period. Historically, management concluded that any resulting adjustment was immaterial to operating results as all entities had twelve reporting periods and used the same cut-off dates from year to year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

2.   **ACCOUNTING CHANGES** *(continued)*

The above errors arose as a combination of the cut-off process being linked to the mine production cycle as well as utilizing a date not aligned to December 31, although the same dates were utilized from year to year.

On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 (SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year.

As part of the 2006 year end financial statement close process the Company quantified the balance sheet impact and determined that it would only have a material effect in the reporting of "Payroll and related benefits", which is separately identified on the face of the balance sheet. The other accounts that were affected are Tangible Assets – Mine development costs; Inventories – Gold in process; Deferred taxation; Cash and cash equivalents; Trade accounts payable and Payroll and related benefits.

The Company previously considered the above to be immaterial under the rollover method and evaluated the misstatement against the current year financial statements under both the rollover and iron curtain methods.

In accordance with the transition provisions provided in SAB 108 the cumulative effect of applying SAB 108 as an adjustment to opening retained earnings is summarized below:

(in millions)	$
Assets	
Tangible Assets – Mine development costs	3 (increase)
Inventories – Gold in process	1 (increase)
Deferred taxation	5 (increase)
Trade receivables	5 (decrease)
Liabilities	
Trade accounts payable	3 (increase)
Payroll and related benefits	10 (increase)
Other creditors	2 (increase)
Retained earnings	11 (decrease)

3.   **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS**

2008 acquisitions
The Company made the following acquisitions during the year:

Acquisition of minority interests in North America
Effective July 1, 2008, AngloGold Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek & Victor Gold Mining Company joint venture (CC&V) through the acquisition of 100 percent of Golden Cycle Gold Corporation (GCGC). The Company issued 3,181,198 AngloGold Ashanti shares (total value $118 million) pursuant to this transaction.

The Company completed the purchase price allocation of fixed assets during the third quarter of 2008. The transaction was accounted for as a purchase business combination whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $18 million being recorded, relating mainly to the premium paid to obtain the remaining interest in CC&V. The goodwill related to the acquisition is non-deductible for tax purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

3. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

Acquisition of São Bento mine
On December 15, 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold Company Limited (SBG) and its wholly-owned subsidiary, São Bento Mineração S.A. (SBMSA) from Eldorado Gold Corporation (Eldorado) for a consideration of $70 million through the issuance of 2,701,660 AngloGold Ashanti shares. The transaction was accounted for as an asset acquisition. The purchase price was allocated to the underlying assets acquired. The purchase of SBG and SBMSA gives AngloGold Ashanti access to the São Bento mine, a gold operation situated in the immediate vicinity of AngloGold Ashanti's Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil.

2008 disposals
The Company's disposals during the year included:

Disposal of exploration interests in Colombia
On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AngloGold Ashanti and B2Gold to be amended. B2Gold would also acquire from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti, 25 million common shares and 21.4 million common share purchase warrants in B2Gold. On May 16, 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9 percent direct interest in B2Gold and increase B2Gold's interest in certain Colombian properties, as stated.

Disposal of equity interest in Nufcor International Limited
During the quarter ended June 30, 2008, the Company disposed of its 50 percent interest held in Nufcor International Limited, a London based uranium marketing, trading and advisory business, to Constellation Energy Commodities Group for net proceeds of $48 million.

2007 acquisitions
The Company made the following acquisitions during the year:

In June 2007, the Company acquired certain assets from Trans-Siberian Gold plc (TSG) as further discussed in this note under 2006 acquisitions "Strategic alliance in Russia with Polymetal and assets acquired from Trans-Siberian Gold plc".

- *Acquisition of minority interests in Ghana*
  AngloGold Ashanti completed the acquisition of the minority interests in the Iduapriem and Teberebie mine previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent) effective September 1, 2007 for a total cash consideration of $25 million. The Iduapriem and Teberebie mine is now wholly-owned by the Company. The Company finalized the purchase price allocation of fixed assets during the third quarter of 2008. The final purchase price allocation did not vary significantly from the preliminary allocation.

2007 disposals
The Company's disposals during the year included:

- *Sale of Ergo surface reclamation operation*
  On June 8, 2007, AngloGold Ashanti announced that it had sold, subject to certain conditions, most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005, to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations (Pty) Limited. The transaction was approved by the Competition Commissioner on May 5, 2008. An outstanding resolutive condition to the sale agreement, is consent by the Minister of Minerals and Energy of the transfer of mining rights.

- *Sale of Mwana Africa plc shares*
  During July 2007, AngloGold Ashanti disposed of its investment of 600,000 shares previously held in Mwana Africa plc for $0.8 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

3.   **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

2006 acquisitions
The Company made the following acquisitions during the year:

- *Agreement signed with China explorer Dynasty Gold Corporation*
  On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a Vancouver-based company, with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each.

- *Agreement with International Tower Hill Mines Limited*
  On June 30, 2006, AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing 19.99 percent interest in ITH (December 31, 2008: 14.55 percent held). AngloGold Ashanti also granted to ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million) within four years of the grant date of the options. As part of the two option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects.

- *Strategic alliance in Russia with Polymetal and assets acquired from Trans-Siberian Gold plc*
  On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance (joint venture) with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, AngloGold Ashanti announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG's interest in its Krasnoyarsk based subsidiaries, OOO GRK Amikan (Amikan) and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania (AS APK) for a consideration of $40 million. In June 2007, the Company concluded the purchase of TSG's interests in Amikan and AS APK. These companies acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the joint venture. Of the assets acquired from TSG, assets of $15 million were subsequently sold by the joint venture during the quarter ended March 31, 2008.

- *Purchase of Central African Gold Plc (CAG) shares*
  Arising from the sale of Bibiani assets, AngloGold Ashanti applied $3 million of the partial proceeds to an investment of 15,825,902 Central African Gold plc (CAG) shares. Subsequent to this decision, local regulators required that the shares in CAG be sold within 90 days of December 28, 2006. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of £768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833 ($1.8 million).

2006 disposals
The Company's disposals during the year included:

- *Sale of Western Tanami project*
  In February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3.0 million).

- *Sale of Bibiani*
  On August 23, 2006, AngloGold Ashanti announced that it had entered into a conditional agreement with Central African Gold plc (CAG) to sell the assets, related to Bibiani and Bibiani North prospecting permit to CAG for a consideration of $40 million. The conditions precedent to the sale were satisfied effective December 28, 2006. The Bibiani North prospecting license was assigned to CAG on May 17, 2007 by the Ghanaian Land Commission and Registry.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

3.   **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

Fair value of acquisition of business

	2008 Golden Cycle acquisition[1] $
Property, plant and equipment	93
Goodwill[1]	18
Current assets	7
Net value of assets acquired	118
Purchase price paid	(118)
- Issuance of common stock	(118)
Gross value	(118)
Share issue expenses	-

[1] The Golden Cycle Gold Corporation business combination was completed effective July 1, 2008. Refer to: Acquisition of minority interests in North America. The Company has recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $18 million on acquisition.

4.   **SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company presents its consolidated financial statements in United States dollars. The functional currency of a significant portion of the group's operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars was in accordance with the provisions of SFAS52, "Foreign Currency Translation".

Use of estimates: The preparation of the financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. The Company regularly reviews estimates and assumptions that affect the annual financial statements, however, actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions include mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities; valuation allowances for deferred taxation assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

The following are the accounting policies used by the Company which have been consistently applied except for the adoption of FIN 48, "Accounting for Uncertainty in Income Taxes" on January 1, 2007.

4.1   **Consolidation**

The consolidated financial information includes the financial statements of the Company and its subsidiaries. Where the Company has a direct or indirect controlling interest in an entity through a subsidiary, the entity is classified as a subsidiary. Interests in incorporated mining joint ventures in which the Company has joint control are accounted for by the equity method.

The financial statements of subsidiaries and the Environmental Trust Fund (a rehabilitation trust under the Company's control) are prepared for the same reporting period as the Company, using the same accounting policies, except for Rand Refinery Limited (a subsidiary of the Company) which reports on a three-month time lag. Adjustments are made to subsidiary financial results for material transactions and events in the intervening period.

Subsidiaries are consolidated from the date on which control is transferred. They are de-consolidated from the date on which control ceases.

All significant intercompany transactions and accounts are eliminated in consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4.   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.2   **Investments in equity investees (associates and incorporated joint ventures)**
An associate is an entity other than a subsidiary in which the Company has a material long-term interest and in respect of which the Company has the ability to exercise significant influence over operational and financial policies, normally owning between 20 percent and 50 percent of the voting equity.

A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more external joint venture partners under a contractual arrangement that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent.

Investments in associates and incorporated joint ventures are accounted for using the equity method.

Goodwill relating to associates and incorporated joint ventures is included in the carrying value of the Company's investment. The total carrying value of equity accounted investments in associates and incorporated joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually. When an indicated impairment exists, the carrying value of the Company's investment in those entities is written down to its fair value. The Company's share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the Company, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the Company.

Profits realized in connection with transactions between the Company and associated companies are eliminated in proportion to ownership.

4.3   **Foreign currency translation**
Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

Transactions and balances
Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Non-monetary items are translated at historic rates. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate, except where hedge accounting is applied. These transactions are included in the determination of other income.

Group companies
The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- equity items other than profit attributable to equity shareholders are translated at the closing rate;
- assets and liabilities for each balance sheet presented are translated at the closing rate;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognized as a separate component of equity and included within other comprehensive income.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to stockholders' equity on consolidation.

When a foreign operation is sold, cumulative exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate at each balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    4.4   **Segment reporting**

A segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other segments and are reported on a reporting segment basis using the management approach. This approach is based on the way management organizes segments within the Company for making operating decisions and assessing performance. The Chief Operating Decision Maker has determined that the Company operates primarily in the delivery of gold. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

    4.5   **Cash and cash equivalents and restricted cash**

Cash and cash equivalents consist of cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value. Restricted cash is reported separately in the consolidated balance sheets.

    4.6   **Non-marketable debt securities**

Investments in non-marketable debt securities for which the Company does not control or exercise significant influence are classified as held to maturity are subsequently measured at amortized cost. If there is evidence that held to maturity financial assets are impaired the carrying amount is reduced and the loss recognized in the income statement.

    4.7   **Marketable equity investments and debt securities**

Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within other comprehensive income in the period in which they arise. These amounts are removed from other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the provisions of SFAS115, "Accounting for Certain Investments in Debt and Equity Securities ("SFAS115")".

Marketable debt securities that are classified as held to maturity are subsequently measured at amortized cost.

    4.8   **Inventories**

Inventories, including gold in process, gold on hand (doré/bullion), uranium oxide, sulfuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production as described below. The cost of gold, uranium oxide and sulfuric acid is determined principally by the weighted average cost method using related production costs.

Ore stockpiles are valued at the average moving cost of mining the ore. Supplies are valued at the lower of weighted average cost or market value. Heap leach pad materials are measured on an average total production cost basis.

The cost of inventory is determined using the full absorption costing method. Gold in process and ore stockpile inventory include all costs attributable to the stage of completion. Costs capitalized to inventory include amortization of property, plant and equipment and capitalized mining costs, direct and indirect materials, direct labor, shaft overhead expenses, repairs and maintenance, utilities, metallurgy costs, attributable production taxes and royalties, and directly attributable mine costs. Gold on hand (doré/bullion) includes all gold in process and refining costs. Ore is recorded in inventory when blasted underground, or when placed on surface stockpiles in the case of open-pit operations.

The costs of materials currently contained on the leach pad are reported as a separate line item. As at December 31, 2008 and 2007, $49 million was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Short-term heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate was used in determining the short-term portion of materials on the leach pad as at December 31, 2008. As at December 31, 2008, $261 million was classified as long-term compared with $190 million as at December 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.9 Development costs and stripping costs

Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.

On January 1, 2006, the Company adopted EITF Issue 04-6, "Accounting for Stripping Costs in the Mining Industry". In accordance with the guidance of Issue No. 04-6, post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs are appropriate only to the extent inventory exists at the end of a reporting period.

Costs associated with the opening of a new pit, are capitalized as mine development costs.

4.10 Depreciation, depletion and amortization
Mine development costs, mine plant facilities and other fixed assets

Mine development costs, mine plant facilities and other fixed assets are recorded at cost less accumulated amortization and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalized during the construction period where such expenditure is financed by borrowings.

Capitalized mine development costs include expenditure incurred to develop new orebodies, to define further mineralization in existing orebodies and to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred.

Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.

Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves. Main shafts are depleted using total proven and probable reserves as the shaft will be used over the life of the mine. Other infrastructure costs including ramps, stopes, laterals, etc and ore reserve development are depleted using proven and probable reserves applicable to that specific area. When an area is vacated and there is no longer an intention to mine due to a change in mine plans, all costs that have not been depleted are written off.

Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives as follows:
- vehicles up to five years; and
- computer equipment up to three years.

Acquired properties

Acquired properties are carried at amortized cost. Purchased undeveloped mineral interests are acquired mineral rights and, in accordance with FSP FAS 141/142-1, "Interaction of FASB Statements No. 141 and No. 142 and EITF Issue No. 04-2" are recorded as tangible assets as part of acquired properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. "Brownfield" stage mineral interests represent interests in properties that are believed to potentially contain other mineralized material, such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, that is in proximity to proven and probable mineral reserves and within an immediate mine structure. "Greenfield" stage mineral interests represent interests in properties that are other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of a mine's infrastructure. The Company's mineral rights are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    4.10 **Depreciation, depletion and amortization** *(continued)*

Brownfield properties are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Greenfield mineral interests are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Both Brownfield properties and Greenfield mineral interests are evaluated for impairment as held for use assets in accordance with the Company's asset impairment accounting policy. See Note 4.13.

    4.11 **Other mining costs**

Other mining costs including repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.

    4.12 **Goodwill**

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves including value beyond proven and probable, acquired properties and other net assets is recognized as goodwill.

Goodwill relating to subsidiaries is tested for impairment at least annually or when indicators of impairment exist and is carried at cost less accumulated impairment losses.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to reporting units for the purpose of impairment testing.

Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to incorporated joint ventures and associates is included within the carrying value of the investment in incorporated joint ventures and associates and tested for impairment when indicators exist. See Note 4.2.

The allocation of goodwill to an individual operating mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of SFAS142, the Company performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

    4.13 **Asset impairment**

The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group's mining assets. The Company records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Company estimates fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows, adjusted for asset specific and country risks. In addition, an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount. Once recognized an impairment loss is not reversed.

    4.14 **Borrowing costs**

Interest on borrowings relating to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.15 **Leased assets**
Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments with the related lease obligation recognized at the same amount. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

4.16 **Provisions**
Provisions are recognized when the Company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

4.17 **Taxation**
Current and deferred taxation is recognized as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period directly in equity; or a business combination that is an acquisition. See Note 4.22.

Current taxation is measured on taxable income at the applicable enacted statutory rates.

The Company's operation involves dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes tax liabilities for anticipated tax audit issues in tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits.

4.18 **Asset retirement obligations and rehabilitation costs**
The Company accounts for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations (AROs)" ("SFAS143").

AROs arise from the acquisition, development, construction and operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The asset is amortized over its estimated useful life. In accordance with the provisions of SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation arises from activities that are operational in nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.

Rehabilitation costs and related liabilities are based on the Company's interpretation of current environmental and regulatory requirements.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the Company's estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4.   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.19   **Product sales**

Revenue from product sales is recognized when:
- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

The sales price, net of any taxes, is fixed on either the terms of gold sales contracts or the gold spot price.

4.20   **Financial instruments**

Financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives, and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when the Company becomes a party to the contractual arrangements. Subsequent measurement of derivative instruments is dealt with below.

Derivatives

The Company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.

SFAS133 requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value at each reporting period are to be accounted for either in the income statement or in other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from capitalized expenditure and the sale of production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, changes in fair value of the hedging instruments, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales or as an adjustment to depreciation expense pertaining to capital expenditure, when the hedged transaction occurs. The ineffective portion of changes in fair value of the cash flow hedging instruments is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in SFAS133, are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains or losses on non-hedge derivatives.

Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified as financing activities within the consolidated cash flow statement. Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated statement of cash flows.

The estimated fair values of derivatives are determined at discrete points in time based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Certain derivative instruments are designated as hedges of foreign currency denominated borrowings and investments in foreign entities. This designation is reviewed at least quarterly, or as borrowing and investment levels change. The hedge amounts (to the extent effective) are recorded as an offset to the translation gains/losses being hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    4.21 **Employee benefits**

    Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee administered funds, determined by annual actuarial calculations. The Company has both defined benefit and defined contribution plans.

The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income as and when they arise. This method is applied consistently in each period end to all gains and losses. See Note 2.

The asset/liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The contributions on defined contribution plans are recognized as employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other post-employment benefit obligations

Some group companies provide post-retirement healthcare benefits. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. These obligations are valued annually by independent qualified actuaries. Actuarial gains and losses arising in the plan are recognized as income or expense as and when they arise. See Note 2.

Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after balance sheet date are discounted to present value.

    4.22 **Deferred taxation**

The Company follows the liability method of accounting for deferred taxation whereby the Company recognizes the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred taxation assets and liabilities include the impact of any tax rate changes enacted during the year. Principal temporary differences arise from depreciation on property, plant and equipment, derivatives, provisions and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred taxation assets if it is more likely than not that such assets will not be realized.

    4.23 **Dividends**

Dividends are recognized when declared by the board of directors. Dividends may be payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Under South African law, the Company may declare and pay dividends from any reserves included in total shareholders' equity (including share capital and premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to its solvency and liquidity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    4.24 **Earnings per share**

    Earnings and diluted earnings per share have been calculated, for each class of common stock outstanding, in accordance with SFAS128, "Earnings per Share", using the two class method. Under the provisions of SFAS128, basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of Ordinary shares and, if dilutive, potential common shares outstanding during the period. The computation of the diluted income (loss) per share of Ordinary shares assumes the conversion of E Ordinary shares.

    The rights, including the liquidation, voting and dividend rights, of holders of Ordinary shares and E Ordinary shares are identical. As a result, and in accordance with EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128", the undistributed earnings for each year are allocated based on the contractual participation rights of the Ordinary and E Ordinary shares as if the earnings for the year had been distributed. As only 50 percent of dividends are paid to E ordinary share holders in cash (the remaining 50 percent reduces the exercise price of the E ordinary shares), the undistributed earnings are allocated between E ordinary shares and ordinary shares based on this proportionate basis. Further, as the Company assumes the conversion of E Ordinary shares in the computation of the diluted net income (loss) per share of Ordinary shares, the undistributed earnings are equal to net income (loss) for the computation.

    4.25 **Exploration and evaluation costs**

    The Company expenses all exploration costs until the directors conclude that a future economic benefit is more likely than not of being realized. In evaluating if expenditures meet this criterion to be capitalized, the directors utilize several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

- Costs on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.

- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalized as a mine development cost.

- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, are capitalized as mine development costs.

    Costs relating to property acquisitions are capitalized within development costs.

    Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are recorded as exploration expenditures and are expensed as incurred.

    Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4.   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    4.25   **Exploration and evaluation costs** *(continued)*

a.   There is a probable future benefit;
b.   AngloGold Ashanti can obtain the benefit and control access to it; and
c.   The transaction or event giving rise to it has already occurred.

The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:

	2008	2007	2006
Net income ($ millions)	10	1	12
Earnings per share[1] (cents)	3	-	5
Retained income – January 1 ($ millions)	60	59	47
Retained income – December 31 ($ millions)	70	60	59

[1]   *Impact per basic and diluted earnings per common share.*

    4.26   **Stock-based compensation plans**
    The Company's management awards certain employees stock options on a discretionary basis.

    The fair value of the stock-based payments is calculated at grant date using an appropriate model. For equity settled stock-based payments, the fair value is determined using a Black-Scholes method and expensed on a straight-line basis over the vesting period based on the group's estimate of shares that will eventually vest.

    Option schemes which include non-market vesting conditions have been calculated using the Black-Scholes model. For all other stock-based payments to employees the fair value is determined by reference to the market value of the underlying stock at grant date adjusted for the effects of the relevant terms and conditions.

    For schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the income statement charge. Vesting assumptions are reviewed during each reporting period.

    Stock options are subject to a three year vesting condition and their fair value is recognized as an employee benefit expense with a corresponding increase in Additional paid in capital over the vesting period. The proceeds received, net of any directly attributable transaction costs are credited to common stock (nominal value) and Additional paid in capital when the options are exercised.

    On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS123(R), "Share-Based Payment", using the modified prospective transition method. See Note 2.

    4.27   **Recent pronouncements**

    Fair value determination when there is no active market
    In April 2009, the FASB issued FSP FAS 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, "Fair Value Measurements" ("SFAS157"), when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in paragraphs 2 and 3 of SFAS157. FSP FAS 157-4 shall be effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact of adopting FSP FAS 157-4 on the Company's financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

   4.27 **Recent pronouncements** *(continued)*

Recognition and presentation of other-than-temporary impairments

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The recognition guidance in paragraphs 19–34 of FSP FAS 115-2 and FAS 124-2 applies to debt securities classified as available-for-sale and held-to-maturity that are subject to other-than temporary impairment guidance within:

a. SFAS115;
b. FSP FAS 115-1 and FAS 124-1;
c. EITF Issue 99-20, as amended by FSP EITF 99-20-1; or
d. AICPA Statement of Position 03-3.

The presentation and disclosure guidance in paragraphs 35–43 of FSP FAS 115-2 and FAS 124-2 applies to debt and equity securities that are subject to the disclosure requirements of Statement 115 and FSP FAS 115-1 and FAS 124-1. FSP FAS 115-2 and FAS 124-2 shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact of adopting FSP FAS 115-2 and FAS 124-2 on the Company's financial statements.

Interim disclosures about fair value of financial instruments

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 applies to all financial instruments within the scope of Statement 107 held by publicly traded companies, as defined by Opinion 28. FSP FAS 107-1 and APB 28-1 shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact of adopting FSP FAS 107-1 and APB 28-1 on the Company's financial statements.

Assets and liabilities from contingencies in business combinations

In April 2009, the FASB issued FSP FAS 141(R)–1 "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)–1"). FSP FAS 141(R)–1 amends and clarifies FASB Statement No. 141 (revised 2007), "Business Combinations" issues raised on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)–1 applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of Statement 5 if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in Statement 141(R). FSP FAS 141(R)–1 shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. FSP FAS 141(R)-1 will impact how the Company accounts for future business combinations and the Company's future financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
    4.27 **Recent pronouncements** *(continued)*

Equity method investment

In November 2008, the EITF reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee's issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective in fiscal years beginning on or after December 15, 2008, and interim periods. EITF 08-6 must be applied prospectively. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's financial statements.

Instrument indexed to own stock

In June 2008, The Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). The consensus was reached on the following three issues:

*   How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
*   How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.
*   How an issuer should account for market-based employee stock option valuation instruments.

Consensus was also reached that EITF 07-5 should be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which EITF 07-5 is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of adopting EITF 07-5 on the Company's financial statements.

Participating securities

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, "Earnings per Share" ("SFAS 128"). Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on the Company's financial statements.

Convertible debt instruments

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1") which addresses the accounting for convertible debt securities that may be settled in cash, (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133"). FSP APB 14-1 does not change the accounting for more traditional types of convertible debt securities that do not have a cash settlement feature. Also, FSP APB 14-1 does not apply if, under existing US GAAP for derivatives, the embedded conversion feature must be accounted for separately from the rest of the instrument. FSP APB 14-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods. Early adoption is not permitted. FSP APB 14-1 should be applied retrospectively to all past periods presented — even if the instrument has matured, has been converted, or has otherwise been extinguished as of the effective date of FSP APB 14-1. The Company is currently evaluating the potential impact of adopting FSP APB 14-1 on the Company's financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4.   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.27   **Recent pronouncements** *(continued)*

Useful life of intangible assets

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS142"). FSP FAS 142-3 removes the requirement under paragraph 11 of SFAS142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods. Early adoption is not permitted. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the potential impact of adopting FSP FAS 142-3 on the Company's financial statements.

Derivative instruments

In March 2008, the FASB issued FASB statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133" ("SFAS161"). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity's derivative and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the Company's financial statements.

Noncontrolling interests

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS160"). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS160 is effective for fiscal years, and interim periods beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company's financial statements.

Business combinations

In December 2007, the FASB issued FASB Statement No. 141 (R), "Business Combinations" ("SFAS141(R)"). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. SFAS141(R) will impact how the Company accounts for future business combinations and the Company's future financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5.   **COSTS AND EXPENSES**

Employment severance costs
Total employee severance costs amounted to $9 million for 2008 (2007: $19 million, 2006: $22 million). Employee severance costs recorded in 2008, 2007 and 2006 included retrenchment costs of $9 million, $5 million and $7 million, respectively, in the South African region and $nil million, $14 million and $15 million, respectively, in Ghana.

Interest expense

	2008 $	2007 $	2006 $
Finance costs on bank loans and overdrafts	49	18	20
Finance costs on corporate bond[1]	18	31	32
Finance costs on convertible bond[2]	27	26	26
Capital lease charges	3	3	2
Discounting of non-current trade and other debtors	1	6	4
Other	4	1	3
	102	85	87
Less : Amounts capitalized[3]	(30)	(10)	(10)
	72	75	77

[1]   On August 21, 2003 AngloGold issued an unsecured bond in the aggregate principal amount of R2 billion ($300 million). The bond was repaid on August 28, 2008. Refer to Note 20.

[2]   On February 27, 2004, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, issued $1.0 billion 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti. Refer to Note 20.

[3]   Interest capitalized on qualifying assets. Refer to Note 13.

Impairment of assets
Impairments are made up as follows:

	2008 $	2007 $	2006 $
Tanzania[1]			
Impairment of goodwill held in Geita mine	181	-	-
Impairment of Geita mining assets	299	-	-
Ghana			
Impairment of goodwill held in Obuasi mine[2]	104	-	-
Impairment of abandoned shaft infrastructure and reserve power plant at Obuasi mine[3]	15	-	-
Impairment of goodwill held in Iduapriem mine[4]	14	-	-
Impairment of reserve power plant at Iduapriem mine[3]	3	-	-
Congo			
Impairment of exploration assets[5]	29	-	-
South Africa			
Below 120 level at TauTona[6]	16	-	-
Guinea			
Impairment of obsolete heap leach plant infrastructure	7	-	-
Other			
Impairment and write-off of various minor tangible assets and equipment	2	1	6
	670	1	6

[1]   In 2008, annual impairment testing for goodwill pursuant to SFAS142 was performed for Geita and it was determined that its goodwill was fully impaired. The impairment testing for mining assets pursuant to SFAS144 was performed and the estimated fair value of the mining assets did not support the carrying values and as a result, an impairment of mining assets was recorded. The impairment at Geita mine is due to a combination of factors such as the lower forward gold curve price, higher discount rates and a change in the mine plan revised mainly due to a reduction in reserves resulting from resource model changes, grade factors and an increase in the cost of extraction. The reporting unit's fair value was determined using a real pre-tax discount rate of 11.5 percent.

[2]   In 2008, annual impairment testing for goodwill pursuant to SFAS142 was performed for Obuasi and it was determined that its goodwill was fully impaired. The goodwill impairment is the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporates changes in the cost of extraction due to the higher power costs recently experienced in Ghana. The reporting unit's fair value was determined using a real pre-tax discount rate of 9 percent.

[3]   The reserve power plant has been placed on care and maintenance pending handover to the Volta Regional Authority in 2009. Both Obuasi mine and Iduapriem mine contributions to the capital cost of the reserve power plant have been impaired as the mines will not derive further economic benefit.

[4]   In 2008, annual impairment testing for goodwill pursuant to SFAS142 was performed for Iduapriem and it was determined that its goodwill was fully impaired. The goodwill impairment is the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporates changes in the cost of extraction due to the higher power costs recently experienced in Ghana. The reporting unit's fair value was determined using a real pre-tax discount rate of 8.8 percent.

[5]   In terms of the current volatile political situation commercial exploitation appears unlikely at this point and the mineral right value has as a result been impaired.

[6]   Due to a change in the mine plan resulting from safety related concerns following seismic activity, a portion of the below 120 level development has been abandoned and will not generate future cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5. **COSTS AND EXPENSES** *(continued)*

The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. The carrying value of the related asset is compared to its fair value based on discounted estimated future cash flows.

The following estimates and assumptions were used by management when reviewing long-lived assets for impairment:

- the forward gold price curve for the first 10 years, where a forward gold market and quoted prices exist (starting point based on a 30-day average during the fourth-quarter of 2008 - $783 per ounce; (2007 - $749 per ounce). Thereafter, the estimated future gold price has been increased by 2.25 percent (2007: 2.25 percent) per annum over the remaining life of the mines. Although the starting point of the forward gold price curve was higher in 2008 compared with 2007, the slope or rate of escalation of the price curve was lower in 2008. The forward gold price curve if discounted at US CPI is $817 per ounce (2007: $887 per ounce). These prices have been adjusted for the effects of including the normal sale forward contracts to arrive at an average received price;
- Proven and Probable Ore Reserves as well as value beyond proven and probable reserves estimates. For these purposes Proven and Probable Ore Reserves of approximately 73.5 million ounces (including joint ventures) as at December 31, 2008 were determined assuming a three year historical average gold price of $730 per ounce, A$880 per ounce in Australia and R168,984 per kilogram in South Africa;
- the real pre-tax discount rate is derived from the Company's weighted average cost of capital (WACC) and risk factors which is consistent with the basis used in 2007. The WACC of 5.57 percent, which is around 100 basis points higher than 2007 of 4.53 percent, is based on the average capital structure of the Company and three major gold companies considered to be appropriate peers. The risk factors considered are country risk as well as project risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor is based on the Company's internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores, adjusted by country credit risk rating;
- foreign currency cash flows are translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans; and
- variable operating cash flows are increased at local Consumer Price Index (CPI) rates.

The real pre-tax discount rates applied in the 2008 impairment calculations on reporting units with significant assigned goodwill are as follows:

	Percentage
Australia	
Sunrise Dam	11.0
Tanzania	
Geita	11.5

The factors affecting the estimates include:

- changes in Proven and Probable Ore Reserves as well as value beyond proven and probable reserves;
- the grade of Ore Reserves as well as value beyond proven and probable reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues; and
- changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5. **COSTS AND EXPENSES** *(continued)*

The carrying value and estimated fair values (on an undiscounted basis) of reporting units that are most sensitive to a 5 percent movement in gold price, ounces and cost assumptions, are:

	Carrying amount $	Estimated fair value (undiscounted) $
2008		
Brazil		
Serra Grande	104	358
Ghana		
Iduapriem	326	378
2007		
Brazil		
Serra Grande	59	364

The carrying value and estimated fair values (on a discounted basis) of reporting units that have goodwill allocated to them that are most sensitive to a 5 percent movement in gold price, ounces and cost assumptions, are:

	Carrying amount (including goodwill) $	Estimated fair value (discounted) $
2008		
Australia		
Sunrise Dam	431	763
Namibia		
Navachab	42	181
2007		
Australia		
Sunrise Dam	529	569
Namibia		
Navachab	46	231
Ghana		
Obuasi	1,713	1,769
Iduapriem	264	406
Tanzania		
Geita	1,250	1,505

Asset retirement obligations

Long-term environmental obligations comprising decommissioning and restoration are based on the Company's environmental management plans, in compliance with the current environmental and regulatory requirements.

	$ million
The following is a reconciliation of the total liabilities for asset retirement obligations:	
Balance as at December 31, 2007	394
Additions to liabilities	6
Transfers to held for sale	(11)
Liabilities settled	(7)
Accretion expense	22
Change in assumptions	(46)[1]
Translation	(56)
Balance as at December 31, 2008	302

[1] *Revisions relate to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These liabilities are anticipated to unwind beyond the end of the life of mine.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5. **COSTS AND EXPENSES** *(continued)*

These liabilities mainly relate to obligations at the Company's active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.

Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company's consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company's consolidated balance sheets. As at December 31, 2008 and 2007 the balances held in the trust and bond amounted to $64 million and $80 million, respectively.

Operating lease charges
Operating lease rentals are charged against income in a systematic manner related to the period the leased property will be used. Lease charges relate mainly to the hire of plant and machinery and other land and buildings.

Operating leases for plant and machinery are for contracts entered into with mining contractors. The contracts are for specified periods and include escalation clauses. Renewals are at the discretion of the respective operating mine and allow a right of first refusal on the purchase of the mining equipment in the case of termination of the contract. Certain contracts include the provision of penalties payable on early exiting or cancellation.

Rental expense[1]

	2008 $	2007 $	2006 $
Comprising of:			
Minimum rentals	30	51	40

[1] *Included in production costs for each period presented.*

Future minimum rental payments are:	
2009	30
2010	18
2011	16
2012	16
2013	15
Thereafter	1
	96

(Profit)/loss on sale of assets, realization of loans, indirect taxes and other

	2008 $	2007 $	2006 $
Profit on disposal of certain exploration interests in Colombia to B2Gold Corporation	(33)	-	-
Certain royalty and production related payment interests in North America sold to Royal Gold Inc.	(14)	-	-
Profit on disposal of the Company's 50 percent equity interest held in Nufcor International Limited	(2)	-	-
Deferred income on sale of La Rescatada exploration interest recognized in South America (Peru)	(8)	-	-
Costs relating to the issue of rights granted to E ordinary shareholders[1]	9	-	-
Loss/(profit) on disposal and abandonment of land, mineral rights and exploration properties[2]	2	(10)	(48)
Reassessment of indirect taxes and royalties payable in Guinea	(3)	11	(3)
Reassessment of indirect taxes payable in Tanzania	(15)	7	20
Recovery of exploration costs previously expensed in South Africa and South America (Peru)	(4)	(6)	-
Contractor termination costs in Ghana	1	-	-
Impairment of investments[3]	6	-	-
Contributions by other members to Nufcor Uranium Trust situated in South Africa	(3)	-	-
Non-recoverable value added state tax[4]	-	5	9
Buildings destroyed by fire in Guinea	-	3	-
Recovery of loans previously written off[5]	-	-	(14)
	(64)	10	(36)

[1] *Rights offer was completed in early July 2008.*
[2] *Refers to the disposal and abandonment of land, mineral rights and exploration properties situated in Brazil, Ghana, South Africa, North America and Tanzania.*
[3] *Impairment of Red 5 Limited shares of $4 million in Australia and Dynasty Gold Corporation shares of $2 million in China. Refer to Note 16.*
[4] *Represents the write-off of value added state tax (at AngloGold Ashanti Brasil Mineração and Serra Grande) not expected to be recovered from the Brazilian Government.*
[5] *Related mainly to loans previously expensed as exploration costs as part of funding provided to the Yatela Joint Venture. The Yatela Joint Venture is accounted for under the equity method. Refer to Note 16.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5. **COSTS AND EXPENSES** *(continued)*

Non-hedge derivative loss

A loss on non-hedge derivatives of $258 million was recorded in 2008 (2007: $808 million, 2006: $208 million) relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. As such, the change in fair value of such derivatives is recorded each period in the income statement. The loss primarily relates to changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk. Realized loss on accelerated settlement of non-hedge derivatives from the hedge close-outs effected during 2008, amounted to $1,088 million.

In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the normal sale exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. However, due to the inability of a single counterpart to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the Company cash settled such contracts during the period. Accordingly, the remaining contracts with this counterpart scheduled to mature in later periods did not meet all of the requirements necessary for them to continue to qualify for the normal sale exemption in future periods and were accounted for as non-hedge derivatives at fair value on the balance sheet as from June 30, 2008, with changes in fair value reflected in the income statement. During the third quarter of 2008, the Company early cash settled contracts now designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009.

Other operating items

	2008 $	2007 $	2006 $
Comprising of:			
Realized loss on other commodity contracts	32	-	-
Provision (reversed)/raised on loss on future deliveries of other commodities	(5)	(13)	15
Unrealized (gain)/loss on other commodity physical borrowings	(8)	(3)	1
	19	(16)	16

6. **RELATED PARTY TRANSACTIONS**

During April 2006, Anglo American plc (AA plc) reduced its shareholding in the Company to less than 50 percent interest held. As at December 31, 2008, AA plc and its subsidiaries held an effective 16.17 percent (2007: 16.58 percent) interest in AngloGold Ashanti. On March 17, 2009, AA plc disposed of its entire remaining shareholding in the Company. The Company had the following transactions with related parties during the years ended December 31, 2008, 2007 and 2006:

(in millions)	December 31, 2008 Purchases (by)/from related party $	December 31, 2008 Amounts owed to/(by) related party $	December 31, 2007 Purchases (by)/from related party $	December 31, 2007 Amounts owed to/(by) related party $	December 31, 2006 Purchases (by)/from related party $
Related party transactions with significant shareholder AA plc	-	-	-	-	1
Related party transactions with subsidiaries of AA plc	-	-	-	-	7
Related party transactions of equity accounted joint ventures and associates					
AGA Polymetal Strategic Alliance	-	(3)	-	-	-
Margaret Water Company	1	-	-	-	-
Oro Group (Proprietary) Limited	-	(1)	-	(2)	-
Societe d'Exploitation des Mines d'Or de Sadiola S.A.	(5)	(2)	(7)	(2)	(4)
Societe d'Exploitation des Mines d'Or de Yatela S.A.	(1)	(1)	(3)	(1)	(6)
Societe des Mines de Morila S.A.	(5)	(1)	(5)	(2)	(4)
Trans-Siberian Gold plc	-	(1)	(1)	(11)	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

6. **RELATED PARTY TRANSACTIONS** *(continued)*

Amounts owed to/due by joint venture related parties and the loan balance due to Goldmed Medical Scheme of $1 million (2007: $1 million), are unsecured, non-interest bearing and under terms that are no less favorable than those with third parties.

The loan advanced to Trans-Siberian Gold plc amounted to $10 million as at December 31, 2007. In 2008, $4 million of this loan was repaid and the balance of $6 million was converted into equity of Trans-Siberian Gold plc.

The AGA-Polymetal Strategic Alliance (joint venture) loan of $3 million advanced during 2008, is interest free and is repayable on demand at any time after profits have been generated by the joint venture.

The Oro Group (Proprietary) Limited loan of $1 million (2007: $2 million) bears interest at a rate determined by the Oro Group (Proprietary) Limited's board of directors and is repayable at their discretion.

The Company, which holds an equity interest of 29.7 percent in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a consideration of $40 million. The companies acquired consist of Amikan and AS APK.

In connection with the relocation of Roberto Carvalho Silva, a former executive director of the Company who retired in 2007, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company's subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. As at December 31, 2006, BRL728,580 ($340,458) of the purchase price remained to be paid to the Company's subsidiary, with BRL657,717 ($341,352) remaining to be paid as at June 20, 2007. The remaining balance was repaid on or about August 31, 2007.

A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The amounts paid by the Company's subsidiary to this company in respect of such services during the years were: 2007: BRL634,023 ($329,055) and in 2006: BRL903,465 ($414,433). The Company terminated the agreement with the Brazilian marketing, communications and corporate affairs services company effective July 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

7. TAXATION

	2008 $	2007 $	2006 $
Income/(loss) from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change was derived from the following jurisdictions:			
South Africa	251	(44)	79
Argentina	(13)	56	40
Australia	(69)	81	106
Brazil	86	21	114
Ghana	(222)	(207)	(128)
Guinea	55	(106)	(53)
Mali	1	5	6
Namibia	(2)	9	18
Tanzania	(546)	(383)	(213)
USA	127	(93)	(23)
Other, including Corporate and Non-gold producing subsidiaries	(41)	(50)	(42)
	(373)	(711)	(96)
(Charge)/benefit for income taxes attributable to continuing operations is as follows:			
Current:			
South Africa[1]	(20)	(92)	(66)
Argentina	(1)	(10)	(13)
Australia[2]	3	(37)	(25)
Brazil	(33)	(38)	(38)
Ghana	(5)	-	(5)
Guinea[3]	(24)	-	-
Mali	(1)	(2)	(2)
Namibia	(6)	(7)	(4)
Tanzania	4	(3)	(1)
USA	-	(1)	-
Other	(11)	(1)	(2)
Total current	(94)	(191)	(156)

[1] The reduction in the tax charge in 2008 mainly relates to losses on the early settlement of the hedges. The increase in the taxation charge in 2007 and 2006 partly relates to the higher gold price and utilization of unredeemed capital expenditure.

[2] Sunrise Dam's taxable income has reduced considerably following the completion of the mining in the megapit during the year.

[3] Siguiri has utilized the historic assessed losses and unredeemed capital allowances brought forward assisted by the improved grade and plant utilization which resulted in taxable income.

	2008 $	2007 $	2006 $
Deferred:			
South Africa[1]	(40)	52	(16)
Argentina	6	(1)	(2)
Australia	(4)	10	(4)
Brazil	(22)	(20)	4
Ghana[2]	10	32	39
Guinea	(9)	(2)	(2)
Mali	-	-	-
Namibia	(1)	1	(3)
Tanzania[3]	122	7	20
USA	-	-	-
Other	10	(6)	(2)
Total deferred	72	73	34
Total income and mining tax expense	(22)	(118)	(122)

[1] Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate. Estimated deferred taxation rates reflect the future anticipated taxation rates at the time temporary differences reverse.

During 2008, 2007 and 2006, deferred taxation was provided at a future anticipated taxation rate ranging between 36 percent and 38 percent for 2008, 39 percent and 37 percent for 2007, and in 2006 at 37 percent and 38 percent, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

7. **TAXATION** *(continued)*

The effect of the change in estimates on the results for 2008, 2007 and 2006 were as follows:

	Year ended December 31					
	2008		**2007**		**2006**	
	Impact $	**Per basic and diluted common share**[(a)(b)] **cents**	**Impact $**	**Per basic and diluted common share**[(a)(b)] **cents**	**Impact $**	**Per basic and diluted common share**[(a)(b)] **cents**
Net income	4	1	23	8	65	24

[(a)] *Per basic and diluted ordinary and E ordinary shares.*
[(b)] *The calculation of diluted earnings per common share for 2008, 2007 and 2006 did not assume the effect of 15,384,615 shares issuable upon exercise of Convertible Bonds and 872,373, 575,316 and 854,643 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.*

[(2)] *The 2008 benefit is due to the continuing net increase in the capital allowances at Obuasi as a result of the high capital expenditure. The deferred tax benefit in 2007 included $28 million arising from the deferred tax asset recognized on the increase in unredeemed capital expenditure allowances. The deferred tax benefit in 2006 included $21 million resulting from an extension of tax losses granted by the Ghanaian Taxation Authorities which would have been forfeited during that year.*

[(3)] *The deferred tax benefit in 2008 relates to the impairment of mining assets at Geita.*

The unutilized tax losses of the North American operations which are available for offset against future profits earned in the United States, amount to $339 million (2007: $248 million, 2006: $277 million).

The unutilized tax losses of the Australian operation which are available for offset against future capital gains amounts to $184 million.

	2008 $
Analysis of unrecognized tax losses	
Assessed losses utilized during the year	-
Unutilized tax losses remaining to be used against future profits requires utilization in the following periods:	
Within one year	-
Within one and two years	127
Within two and five years	4
In excess of five years	392
	523

	2008 $	**2007 $**	**2006 $**
Reconciliation between corporate income tax and statutory income tax is as follows:			
Corporate income tax at statutory rates	(131)	(263)	(36)
Formula variation in mining taxation rate	(1)	(3)	(2)
Disallowable expenditure[(1)]	47	388	135
Effect of income tax rates of other countries	118	(9)	(38)
Impact of change in estimated deferred taxation rate	4	23	65
Other	(15)	(18)	(2)
Total income and mining tax expense	22	118	122

[(1)] *Disallowable expenditure includes the impact of hedge losses in non-taxable jurisdictions and share expense costs.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

7.   **TAXATION** *(continued)*

	2008 $	2007 $
Deferred taxation liabilities and assets on the balance sheet as of December 31, 2008 and 2007, relate to the following:		
Deferred taxation liabilities:		
Depreciation, depletion and amortization	1,309	1,778
Product inventory not taxed	15	23
Derivatives	-	72
Other comprehensive income deferred taxation	54	18
Other	3	4
Total	1,381	1,895
Deferred taxation assets:		
Provisions, including rehabilitation accruals	(181)	(210)
Derivatives	(43)	(97)
Other comprehensive income deferred taxation	(161)	(273)
Other	(9)	(10)
Tax loss carry forwards	(382)	(366)
Total	(776)	(956)
Less: Valuation allowances	226	99
Total	550	857
Disclosed as follows:		
Long-term portion deferred taxation assets	51	37
Short-term portion classified as other current assets	150	275
Long-term portion deferred taxation liabilities	1,008	1,345
Short-term portion classified as other current liabilities. Refer to Note 18.	24	5

The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2008, the Company had non-mining losses in South Africa of $103 million (2007: $nil million), on which deferred tax had been provided at the future anticipated tax rate of 35 percent.

Unremitted earnings of foreign subsidiaries and foreign incorporated joint ventures

Dividends from incorporated joint ventures may be remitted to the Company without being subject to income or withholding taxes. No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries. It is management's intention that these earnings will be permanently re-invested. The amounts of these unremitted earnings as at December 31, 2008 totaled $1,104 million (2007: $1,155 million). In the event that the Company repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and accordingly, the Company has determined that it is impractical to estimate the amount of the deferred tax liability on such unremitted earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

7. **TAXATION** *(continued)*

Analysis of valuation allowances

The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:

	Balance at beginning of period $	Provision/ (benefit) expenses $	Balance at end of period $
Year ended December 31, 2008			
- Valuation allowance	98	128	226
Year ended December 31, 2007			
- Valuation allowance	97	1	98
Year ended December 31, 2006			
- Valuation allowance	112	(15)	97

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which it is more likely than not that these items will not be realized.

Although realization is not assured, we have concluded that it is more-likely-than-not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized based on the available evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could change in the near term if actual future income or income tax rates differ from that estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Uncertain tax positions

As at December 31, 2008 and 2007, the Company had $106 million and $134 million, respectively, of total unrecognized tax benefits which, if recognized, would affect the Company's effective income tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008 $	2007 $
Balance at January 1,	134	109
Additions for tax positions of prior years	9	22
Translation	(37)	3
Balance at December 31,	106	134

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the years ended December 31, 2008, 2007 and 2006, the Company recognized approximately $6 million, $9 million and $4 million, respectively, in interest. The Company had approximately $34 million and $38 million for the payment of interest accrued as at December 31, 2008 and 2007, respectively.

As at December 31, 2008, the Company's South African tax assessment for the years 2001 - 2003 remain open to scrutiny by the South African Revenue Service. As at December 31, 2008, in South Africa, the Company's assessments due from the tax authorities for 2004 and all subsequent years have yet to be received. It is possible that the Company will receive assessments during the next twelve months, which may have an effect on uncertain tax positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

7. **TAXATION** *(continued)*

In other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by December 31, 2008 have been filed, and the self-assessed position recorded in the consolidated financial statements. The legislation of individual jurisdictions provides for different periods for the authorities to review the filings with specified expiry dates. The Company is disputing assessments received in some jurisdictions where it operates and these arguments are under consideration by the authorities. Based on current legal advice, the Company does not expect the resolution will significantly affect the Company's consolidated financial statements.

8. **DISCONTINUED OPERATIONS**

The Ergo reclamation surface operation, which forms part of the South African operations, has been discontinued. After a detailed investigation of several options mining operations at Ergo ceased in 2005. Site restoration activities continued after the mining operation was discontinued. The pre-tax gain on disposal of $27 million recorded in 2008 relates to the remaining moveable and immovable assets of Ergo, that were sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited.

The transaction was approved by the Competition Commissioner on May 5, 2008 and ERGO Mining (Pty) Limited will operate, in terms of an agreement for its own account, under the AngloGold Ashanti mineral authorizations until the mining rights have been approved by the Minister of Minerals and Energy for transfer to ERGO Mining (Pty) Limited. The environmental rehabilitation liability remains with the Company until all the resolutive sale conditions have been met.

The Company reclassified the income statement results from the historical presentation to profit/(loss) from discontinued operations in the consolidated income statement. The consolidated cash flow statement has been reclassified for discontinued operations. The results of Ergo for the years ended December 31, 2008, 2007 and 2006, are summarized as follows:

					Year ended December 31,				
		2008			2007			2006	
	$	(cents)[(1)(3)]	(cents)[(2)(3)]	$	(cents)[(1)(3)]	(cents)[(2)(3)]	$	(cents)[(1)(3)]	(cents)[(2)(3)]
Revenue	-	-	-	1	-	-	4	1	-
Costs, expenses and recoveries	1	-	-	5	2	1	2	1	-
Gain on disposal	27	8	5	-	-	-	-	-	-
Pre-tax profit	28	8	5	6	2	1	6	2	-
Taxation	(5)	(1)	(1)	(4)	(1)	(1)	-	-	-
Net profit attributable to discontinued operations	23	7	4	2	1	-	6	2	-

[(1)] *Per basic and diluted ordinary shares.*
[(2)] *Per basic and diluted E ordinary shares.*
[(3)] *Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for 2008, 2007 and 2006 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bond as their effects are anti-dilutive for these periods. The calculation of diluted earnings/(loss) per common share for 2008, 2007 and 2006 did not assume the effect of 872,373, 575,316 and 854,643 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods. The calculation of diluted earnings/(loss) per common share for 2008, 2007 and 2006 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

9. **LOSS PER COMMON SHARE**

	2008 $	2007 $	2006 $
The following table sets forth the computation of basic and diluted loss per share (in millions, except per share data):			
Numerator			
Loss from continuing operations	(586)	(816)	(148)
Discontinued operations	23	2	6
Net loss	(563)	(814)	(142)
Less Dividends:			
Ordinary shares	41	124	107
E Ordinary shares	-	1	-
Undistributed losses	(604)	(939)	(249)
Ordinary shares undistributed losses	(600)	(932)	(249)
E Ordinary shares undistributed losses[1]	(4)	(7)	-
Total undistributed losses	(604)	(939)	(249)
Denominator for basic loss per ordinary share			
Ordinary shares	312,610,124	276,805,309	272,214,937
Fully vested options[2]	547,460	531,983	398,326
Weighted average number of ordinary shares	313,157,584	277,337,292	272,613,263
Effect of dilutive potential ordinary shares			
Dilutive potential of stock incentive options[3]	-	-	-
Dilutive potential of convertible bonds[4]	-	-	-
Dilutive potential of E Ordinary shares[5]	-	-	-
Denominator for diluted loss per share – adjusted weighted average number of ordinary shares and assumed conversions	313,157,584	277,337,292	272,613,263
Weighted average number of E Ordinary shares used in calculation of basic and diluted loss per E Ordinary share	4,046,364	4,117,815	194,954
Loss per share (cents)			
From continuing operations			
Ordinary shares	(186)	(293)	(54)
E Ordinary shares	(93)	(146)	(91)
Ordinary shares – diluted	(186)	(293)	(54)
E Ordinary shares – diluted	(93)	(146)	(91)
Discontinued operations			
Ordinary shares	7	1	2
E Ordinary shares	4	-	-
Ordinary shares – diluted	7	1	2
E Ordinary shares – diluted	4	-	-
Net loss			
Ordinary shares	(179)	(292)	(52)
E Ordinary shares	(89)	(146)	(91)
Ordinary shares – diluted	(179)	(292)	(52)
E Ordinary shares – diluted	(89)	(146)	(91)

[1] Less than $1 million in 2006.
[2] Compensation awards are included in the calculation of basic loss per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
[3] The calculation of diluted loss per common share for 2008, 2007 and 2006 did not assume the effect of 872,373, 575,316 and 854,643 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.
[4] The calculation of diluted loss per common share for 2008, 2007 and 2006 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
[5] The calculation of diluted loss per common share for 2008, 2007 and 2006 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.

10. **RESTRICTED CASH**

	2008 $	2007 $
Cash classified as restricted for use comprise of the following:		
Cash restricted by prudential solvency requirements	9	7
Cash balances held by the Environmental Rehabilitation Trust Funds	34	24
Other	1	1
Cash balances held by the Boddington expansion	-	5
	44	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

11. OTHER RECEIVABLES

	2008 $	2007 $
Prepayments and accrued income	107	72
Interest receivable	1	2
Other debtors	9	13
	117	87

12. INVENTORIES

Short-term:		
Gold in process	118	133
Gold on hand (doré/bullion)	37	35
Ore stockpiles	182	166
Uranium oxide and sulfuric acid	24	13
Supplies	240	225
	601	572
Less: Heap leach inventory(1)	(49)	(49)
	552	523

(1) Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

Long-term:		
Gold in process	261	190
Ore stockpiles	39	83
Supplies	1	1
	301	274
Less: Heap leach inventory(1)	(261)	(190)
	40	84

(1) Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

The Company recorded aggregate write-downs of $35 million, $29 million and $2 million for the years ended December 31, 2008, 2007 and 2006, respectively, to reduce the carrying value of inventories to net realizable value. Inventory write-downs are included in production costs.

13. PROPERTY, PLANT AND EQUIPMENT, NET

Mine development(1)	4,642	5,388
Buildings and mine infrastructure	2,627	2,729
Mineral rights and other	1,032	1,071
Land	25	28
	8,326	9,216
Accumulated depreciation, depletion and amortization	(3,561)	(3,689)
Net book value December 31,	4,765	5,527

(1) Includes interest capitalized of $30 million (2007: $10 million). Refer to Note 5.

Mining assets with a net book value of $27 million (2007: $39 million) are encumbered by capital leases. Refer to Note 20.

14. ACQUIRED PROPERTIES, NET

Acquired properties, at cost	1,868	2,174
Accumulated amortization	(1,054)	(894)
Net book value December 31,	814	1,280

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

15.   **GOODWILL AND OTHER INTANGIBLES**

Goodwill

The carrying amount of goodwill by reporting unit as of December 31, 2008 and 2007 and changes in the carrying amount of goodwill are summarized as follows:

	USA $	Australia $	Ghana $	Guinea $	Namibia $	Tanzania $	Total $
Balance at January 1, 2007	-	232	118	10	1	181	542
Translation	-	27	-	-	-	-	27
Balance at December 31, 2007	-	259	118	10	1	181	569
Golden Cycle Gold Corporation acquisition[1]	18	-	-	-	-	-	18
Transfers to assets held for sale[2]	-	(103)	-	-	-	-	(103)
Impairment losses[3]	-	-	(118)	-	-	(181)	(299)
Translation	-	(53)	-	-	-	-	(53)
Balance at December 31, 2008	18	103	-	10	1	-	132

[1]   Purchase price allocation for acquisition of remaining 33 percent shareholding in Cripple Creek & Victor Gold Mining Company, effective July 1, 2008.
[2]   Goodwill of Boddington mine reclassified as held for sale. Refer to Note 17.
[3]   During 2008, the Company recorded goodwill impairment losses for Obuasi ($104 million), Iduapriem ($14 million) and Geita ($181 million), respectively. Refer to Note 5 – Impairment of assets.

	2008 $	2007 $
Other intangibles, net:		
Royalty rate concession agreement[1]		
Gross carrying value	29	29
Accumulated amortization	(9)	(7)
	20	22

[1]   The government of Ghana agreed to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years from 2004. The fair value of the royalty rate concession is amortized on a straight line basis with nil residual value.
Amortization expense included in the consolidated statements of income amounted to $2 million for 2008 (2007: $2 million, 2006: $2 million).

	2008 $
Based on carrying value at December 31, 2008, the estimated aggregate amortization expense for each of the next five years is as follows:	
2009	2
2010	2
2011	2
2012	2
2013	2

16.   **OTHER LONG-TERM ASSETS**

	2008 $	2007 $
Investments in affiliates – unlisted	4	6
Investments in affiliates – listed	5	15
Investments in equity accounted joint ventures	272	337
Carrying value of equity method investments	281	358
Investment in marketable equity securities – available for sale	26	34
Investment in marketable debt securities – held to maturity	11	15
Investment in non-marketable assets – held to maturity	3	2
Investment in non-marketable debt securities – held to maturity	35	52
Other non-current assets	65	98
	421	559

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

16.   **OTHER LONG-TERM ASSETS** *(continued)*

Investments in affiliates

Unlisted

The Company holds a 25 percent (2007: 25.0 percent) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is March. Results are included for the twelve months ended September 30, 2008, adjusted for material transactions. On September 21, 2006, Oro Group (Proprietary) Limited repaid a shareholders loan of $1 million originally granted in 2000. The loan granted to Oro Group (Proprietary) Limited of $1 million (2007: $2 million) bears interest at a rate determined by the Oro Group (Proprietary) Limited's board of directors and is repayable at their discretion.

Listed

The Company holds a 29.7 percent (2007: 29.8 percent) interest in Trans-Siberian Gold plc which is involved in the exploration and development of gold mines. The Company's initial 17.5 percent equity interest was increased to 29.9 percent on May 31, 2005. The year end of Trans-Siberian Gold plc is December. Results are included for the twelve months ended September 30, 2008, adjusted for material transactions. On June 27, 2006, the Company advanced a loan of $10 million to Trans-Siberian Gold plc at LIBOR plus 4 percent of which $4 million has been repaid during 2008 and the balance of $6 million was converted into equity. The market value of the Company's share of the listed affiliate as at December 31, 2008 is $5 million. During the years ended December 31, 2008, 2007 and 2006, the Company recorded impairment losses of $8 million, $14 million and $7 million on its investment.

Investments in equity accounted joint ventures

The Company holds the following interests in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:

	December 31, 2008 percentage held	December 31, 2007 percentage held
Nufcor International Limited[1]	-	50.00
Sadiola	38.00	38.00
Morila	40.00	40.00
Yatela	40.00	40.00
AGA – Polymetal Strategic Alliance[2]	50.00	-

[1]   *The Company disposed of its 50 percent equity interest, held in Nufcor International Limited during 2008.*

[2]   *The Company holds a 50.0 percent interest in AGA-Polymetal Strategic Alliance (joint venture) which is involved in the exploration and development of gold mines. In 2008 the Company advanced an interest free loan of $3 million to the joint venture. The loan is repayable on demand, only once profits have been generated. The year end of AGA-Polymetal Strategic Alliance is December. Results are included for the twelve months ended September 30, 2008, adjusted for material transactions. The joint venture agreement was finalized during 2008.*

During 2008, the Company recorded an impairment of $48 million relating to its interest held in Morila, based on the investment's future cash flows. The impairment is reflected in equity (loss)/income in affiliates for 2008.

16.   **OTHER LONG-TERM ASSETS** *(continued)*

	2008 $	2007 $
Investment in marketable equity securities – available for sale	26[(1)]	34

Available for sale investments in marketable equity securities consists of investments in ordinary shares.

Total gains, net of related taxation, on marketable equity securities included in other comprehensive income during the year amount to $2 million (2007: $4 million). Total losses, net of related taxation, on marketable equity securities included in other comprehensive income during the year amount to $29 million (2007: $4 million) which includes $21 million relating to the Company's B2Gold investment as at December 31, 2008. The Company has considered the effect of the current market conditions evaluating its intent and ability to hold B2Gold until these losses are recovered. The Company's purpose in effecting the B2Gold transaction in 2008 was to build on its Colombian strategy of continuing to leverage its advantage through developing its exploration projects, both in its own right and together with partners like B2Gold. B2Gold has consistently been reporting increases in exploration results of various undeveloped properties. The Company has sufficient resources to continue to finance and support its strategic goal and will be able to do so in the foreseeable future. In addition to the investment in B2Gold, the Company holds various equities as strategic investments in gold exploration companies.   Three of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

	Less than 12 months $	More than 12 months $	Total $
2008			
Aggregate fair value of investments with unrealized losses	9	8	17
Aggregate unrealized losses	(21)	(10)	(31)
2007			
Aggregate fair value of investments with unrealized losses	-	11	11
Aggregate unrealized losses	-	(6)	(6)

	2008	2007
Investment in marketable debt securities – held to maturity	11	15

Investments in marketable securities represent held to maturity government and corporate bonds.

	2008	2007
Investment in non-marketable assets – held to maturity	3	2

Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

	2008	2007
Investment in non-marketable debt securities – held to maturity	35	52

Investments in non-marketable securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

[(1)]   *Impairments of Red 5 Limited shares of $4 million in Australia and Dynasty Gold Corporation shares of $2 million in China during 2008. Investments were impaired due to a decline in value and is not expected to recover the full cost of the investment over the near term.   The quoted market prices of these investments have dropped significantly and there is no evidence to indicate that they will recover in the near term.   The impairment resulted in a transfer of fair value adjustments previously included in other comprehensive income to the income statement in 2008.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

16. **OTHER LONG-TERM ASSETS** *(continued)*

	2008 $	2007 $
As of December 31, 2008 the contractual maturities of debt securities were as follows:		
Marketable debt securities		
Up to three years	5	
Three to seven years	1	
Seven to twelve years	5	
	11	
Non-marketable debt securities		
Less than one year	35	
Fair values of the held to maturity debt securities at December 31, 2008 and 2007 approximate cost.		
Other non-current assets		
Unsecured		
Other loans and assets[1]	3	41
Non-current debtors		
Prepayments and accrued income	11	8
Recoverable tax, rebates, levies and duties	35	47
Other debtors	16	-
Other trade debtor	-	2
	65	98

[1] *Other comprises loans and receivables of $1 million (2007: $2 million) measured at amortized cost and post retirement assets of $2 million (2007: $39 million) measured according to the employee benefits accounting policy.*

Equity accounted joint ventures
Summarized financial statements of the joint ventures which have been equity accounted are as follows (100 percent shown):

	2008 $	2007 $	2006 $
Statements of income for the period			
Sales and other income	464	716	817
Costs and expenses	(727)	(465)	(465)
Taxation	(97)	(115)	(90)
Net (loss)/income	(360)	136	262
Balance sheets at December 31,			
Non-current assets	496	697	
Current assets	472	506	
	968	1,203	
Long-term liabilities	(66)	(102)	
Loans from shareholders	(7)	(9)	
Current liabilities	(219)	(257)	
Net assets	676	835	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

17.   **ASSETS AND LIABILITIES HELD FOR SALE**

	2008 $	2007 $
Effective December 31, 2008, the 33.33 percent interest in the unincorporated joint venture in Boddington Gold Mine in Australia was classified as held for sale. The interest in Boddington Gold Mine was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The 33.33 percent unincorporated joint venture interest in the Boddington Gold Mine was sold, subject to conditions precedent, to Newmont Mining Corporation.		
In terms of the sale agreement the purchase consideration consists of three components: an initial cash payment upon the fulfillment of all conditions precedent to the transaction; a further combination of Newmont shares; and/or a cash payment and future royalty payments.		
Completion is subject to conditions precedent in terms of the sale agreement including: finalization of Newmont's financing; the receipt, to the extent required, of Ministerial consents and/or other Government agency approvals in Australia; the approval of the South African Reserve Bank and the Australian Foreign Investment Review Board; the execution by certain third parties of agreements with respect to the assignment of material tenements and land as related to the Boddington Gold Mine; and the receipt of certain other applicable third party approvals and consent. At December 31, 2007 net assets for Boddington Gold Mine amounted to $458 million.	739	-
Effective December 2007, Rand Refinery Limited in South Africa (a subsidiary of the Company) allocated parts of its premises that were no longer utilized (previously recognized as a tangible asset), to held for sale. On April 1, 2008, a sale agreement was concluded subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds.	1	1
Effective June 30, 2005, the investment in the Weltevreden mining rights, located in South Africa was classified as held for sale. During the quarter ended June 30, 2008 the investment in the Weltevreden mining rights was reclassified from held for sale to Property, plant and equipment because the conditions precedent in the sale agreement with Aflease Gold and Uranium Resources Limited were not fulfilled and the Company has no current prospective buyers to complete negotiations within a twelve month period. The reclassification of the Weltevreden mining rights from held for sale to held for use, resulted in a charge of $5 million which is included in loss from continuing operations for the year ended December 31, 2008.	-	14
Effective June 30, 2007, exploration properties acquired from Trans-Siberian Gold plc in Russia were classified as held for sale. The cash sale of these exploration properties formed part of the joint venture between Polymetal and AngloGold Ashanti, which was concluded during the quarter ended March 31, 2008.	-	15

The remaining moveable and immovable assets of Ergo, the surface dump reclamation operation east of Johannesburg, which ceased mining operations in March 2005, was sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited during the quarter ended June 30, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

17. **ASSETS AND LIABILITIES HELD FOR SALE** *(continued)*

	2008 $	2007 $
As at December 31, 2008 and 2007 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:		
Cash and cash equivalents	2	-
Trade and other receivables	10	-
Inventories	2	-
Property, plant and equipment	651	16
Acquired properties	14	15
Goodwill	103	-
Trade and other payables	(31)	-
Deferred taxation	-	(1)
Provision for environmental rehabilitation	(11)	-
Net assets	740	30

18. **OTHER CURRENT LIABILITIES**

	2008	2007
Deferred income	5	20
Deferred taxation. Refer to Note 7.	24	5
Accrual for power	24	17
Unearned premiums	27	43
$1.0 billion term loan facility fee accrual	21	-
Other (including accrued liabilities)	43	47
	144	132

19. **OTHER NON-CURRENT LIABILITIES**

	2008	2007
Deferred income	7	11
Taxation	106	134
Other creditors	4	-
Related parties	-	1
	117	146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

20. **LONG-TERM DEBT**

	2008 $	2007 $
Unsecured		
Convertible bond[1]	1,008	1,008
Fixed semi-annual coupon of 2.375 percent per annum. The bond is convertible, at the holders' option, into ADSs up to February 2009 and is US dollar-based. The bond is convertible at a price of $65.00 per ADS.		
Syndicated loan facility ($1,150 million) - Drawn down in US and Australian dollars[2]	842	526
Interest charged at LIBOR plus 0.4 percent per annum. Loan is repayable in December 2010 and is US dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.		
Standard Bank Argentina S.A.	23	-
Interest is charged at an average rate of 8.83 percent per annum. Loans are repayable in January, February and April 2009 and are US dollar-based.		
Santander Banespa	11	-
Interest is charged at LIBOR plus 1.45 percent per annum. Loan is repayable in monthly installments terminating in September 2011 and is Brazilian real-based.		
Santander Rio S.A.	6	-
Interest is charged at an average rate of 6.75 percent per annum. Loans are repayable in January and March 2009 and are US dollar-based.		
Banco Itaú S.A.	5	-
Interest is charged at a rate of 6.38 percent per annum. Loan is repayable in February 2009 and is US dollar-based.		
Banco Itaú Buen Ayre S.A.	4	-
Interest is charged at a rate of 8.75 percent per annum. Loan is repayable in March 2009 and is US dollar-based.		
Banco Bradesco S.A.	4	-
Interest is charged at an average rate of 7.49 percent per annum. Loans are repayable in April and June 2009 and are US dollar-based.		
Unibanco S.A.	3	-
Interest is charged at a rate of 6.3 percent per annum. Loan is repayable in February 2009 and is US dollar-based.		
JP Morgan Chase Bank, N.A.	3	-
Interest is charged at a rate of 3.72 percent per annum. Loan is repayable in January 2009 and is US dollar-based.		
Corporate bond[3]	-	304
Fixed semi-annual coupon of 10.5 percent per annum. The bond was repaid on August 28, 2008 and was ZAR-based.		
Total unsecured borrowings	1,909	1,838
Secured		
Capital leases		
Turbine Square Two (Proprietary) Limited[4]	27	37
The leases are capitalized at an implied interest rate of 9.8 percent per annum. Lease payments are due in monthly installments terminating in March 2022 and are ZAR-based. The buildings financed are used as security for these loans. Refer to Note 13.		
Senstar Capital Corporation[5]	3	5
Interest charged at a weighted average rate of 6.6 percent per annum. Loans are repayable in monthly installments terminating in November 2009 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 13.		

20. **LONG-TERM DEBT** *(continued)*

	2008 $	2007 $
CSI Latina Arrendamento Mercantil S.A.[(6)]	1	1
Interest charged at a rate of 11.7 percent per annum. Loan is repayable in monthly installments terminating in May 2011 and is Brazilian real-based. The equipment financed is used as security for this loan. Refer to Note 13.		
Terex Africa (Proprietary) Limited	-	2
Interest charged at a rate of 9.0 percent per annum. Loan was repaid in January 2008 and was US dollar-based. The equipment financed was used as security for this loan. Refer to Note 13.		
Total debt	1,940	1,883
Current maturities included in short-term debt.	1,067	319
Total long-term debt	873	1,564

Scheduled minimum long-term debt repayments are:	
2009	1,067
2010	846
2011	6
2012	3
2013	3
Thereafter	15
	1,940

The currencies in which the borrowings are denominated are as follows:		
United States dollars	1,380	1,391
South African rands	27	341
Australian dollars	521	150
Brazilian real	12	1
	1,940	1,883

Undrawn borrowing facilities as at December 31, 2008 are as follows:		
Syndicated loan ($1,150 million) – US dollar	327	627
FirstRand Bank Limited – US dollar	50	50
Absa Bank Limited – US dollar	42	42
Nedbank Limited – US dollar	2	2
Standard Bank of South Africa Limited – rands	20	38
FirstRand Bank Limited – rands	23	32
Nedbank Limited – rands	5	7
Absa Bank Limited – rands	3	4
Commerzbank AG – rands	-	3
ABN Amro Bank N.V. – rands	-	1
ABN Amro Bank N.V. – euros	-	7
	472	813

[(1)] *Convertible Bond*

Senior unsecured fixed rate bond	1,000	1,000
Add: Accrued interest	8	8
	1,008	1,008

On February 27, 2004, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, issued $1.0 billion 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti.

Holders of convertible bonds are entitled to convert each convertible bond into an AngloGold Ashanti ADS at the then applicable conversion price at any time from April 8, 2004 to February 20, 2009, or, if the convertible bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption.

If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Ashanti Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

20.   **LONG-TERM DEBT** *(continued)*

	2008 $	2007 $

The initial conversion price for the convertible bonds was $65.00 per ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York stock exchange of $40.625 on February 19, 2004, when the issue of the convertible bonds was announced, was 60 percent. If all bond holders exercise their option to convert their bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued.

The calculation of diluted loss per common share for 2008, 2007 and 2006 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive. Refer to Note 9.

$1.0 billion term loan facility
On November 20, 2008, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, entered into a $1.0 billion term loan facility agreement (the "Term Facility"). $1.0 billion on the Term Facility was drawn on February 26, 2009 to redeem the $1.0 billion convertible bond due February 27, 2009 upon its maturity.

The Term Facility is for an initial one year period from the date of first drawdown and is extendible, if required, at the option of AngloGold Ashanti Holdings plc until November 30, 2010. The amounts drawn under the Term Facility will bear an interest margin over the lenders' cost of funds (subject to a cap of 1.75 times applicable LIBOR) of 4.25 percent until six months after the date of first drawdown and 5.25 percent thereafter. AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc under the Term Facility.

AngloGold Ashanti's interest expense will increase substantially as a result of the higher interest rates and fees associated with the Term Facility. Fees payable amounted to $42.5 million plus commitment fees of 2.125 percent per annum on the undrawn portion of the Term Facility. As at December 31, 2008, $21 million is included in other current liabilities. Refer to Note 18. These fees will be amortized over the expected term of the Term Facility.

Based on an assumed cost of funds of 100 basis points and assuming that the Term Facility is fully drawn, the effective borrowing cost (including fees and applicable margin) on the Term Facility is estimated at approximately 10 percent per annum. The actual interest expense in 2009, will depend upon the amount actually drawn under the Term Facility, the lenders' actual costs of funds and prevailing LIBOR rates.

Amounts outstanding under the Term Facility may be prepaid at any time prior to the maturity date. AngloGold Ashanti intends to refinance the Term Facility through one or more of the following: the proceeds of asset sales (which may include the sale of significant assets), long-term debt financing and/or the issuance of an equity linked instrument. The nature and timing of refinancing the Term Facility will depend upon market conditions.

An amendment to the Term Facility was made subsequent to year-end. Refer to Note 30.

[2] *Syndicated loan facility ($1,150 million)*		
Drawn down in US and Australian dollars	838	525
Add: Accrued interest	4	1
	842	526

In December 2007, the Company entered into a new three year $1,150 million unsecured syndicated borrowing facility, at a margin of 0.4 percent over LIBOR. A commitment fee of 0.12 percent per annum is payable on the undrawn portion of the facility. The three year $1,150 million syndicated facility was used to repay a maturing facility of $700 million (repaid on December 14, 2007) and is available for general corporate purposes. During the year ended December 31, 2008, the Company drew down $743 million and repaid $316 million, respectively, under the $1,150 million syndicated facility. The Company, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited have guaranteed all payments and other obligations regarding the $1,150 million syndicated loan facility.

[3] *Corporate Bond*		
Senior unsecured fixed rate bond	-	293
Add: Accrued interest	-	11
	-	304

On August 21, 2003, AngloGold issued an unsecured bond in the aggregate principal amount of R2 billion ($300 million) at a fixed semi-annual coupon of 10.5 percent per annum. The bond was repaid on August 28, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

20. **LONG-TERM DEBT** *(continued)*

	2008 $

Capital leases

[4] *Turbine Square Two (Proprietary) Limited*
Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2008 and 2007, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $26 million and $36 million of assets under capital leases and $3 million and $2 million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the years ended December 31, 2008 and 2007. The weighted average interest rate on the leases existing at December 31, 2008 is 9.8 percent. Payments are made monthly, including interest, through 2022.

[5] *Senstar Capital Corporation*
Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2008 and 2007, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $11 million and $16 million of assets under capital leases and $8 million and $12 million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The weighted average interest rate on the leases existing at December 31, 2008 is 6.6 percent. Payments are made monthly, including interest, through 2009.

[6] *CSI Latina Arrendamento Mercantil S.A.*
Capital lease is for specific periods, with terms of renewal and purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2008 and 2007, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $1 million and $1 million of assets under capital leases and $nil million and $nil million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the years ended December 31, 2008 and 2007. The average interest rate on the leases existing at December 31, 2008 is 11.7 percent. Payments are made monthly, including interest, through 2011.

Future minimum lease payments under all the above capital leases together with the present value of minimum lease payments as of December 31, 2008 are:

2009	6
2010	3
2011	3
2012	3
2013	3
Thereafter	40
Total minimum lease payments	58
Less interest	27
Present value of net minimum lease payments	31
Less current portion	3
Long-term capital lease obligation	28

21. **PROVISION FOR ENVIRONMENTAL REHABILITATION**

	2008 $	2007 $
Accrued environmental rehabilitation costs	302	394

Long-term environmental obligations comprising decommissioning and restoration are based on the Company's environmental management plans, in compliance with the current environmental and regulatory requirements.

Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused from establishing mining operations.

Decommissioning costs, representing obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets, are accounted for in accordance with the provisions of SFAS143. Decommissioning costs are further described in Note 5 – Asset retirement obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

21. **PROVISION FOR ENVIRONMENTAL REHABILITATION** *(continued)*

Restoration costs

While the ultimate amount of rehabilitation is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be $1,049 million which includes a total estimated liability of $84 million in respect of equity accounted joint ventures. Refer to Note 16. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. Refer to Note 22.

The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

22. **COMMITMENTS AND CONTINGENCIES**

	2008 $	2007 $
Capital expenditure commitments[(1)]		
Contracts for capital expenditure	82	436
Authorized by the directors but not yet contracted for	632	809
	714	1,245
Allocated for:		
Project expenditure		
- within one year	252	422
- thereafter	70	311
	322	733
Stay in business expenditure		
- within one year	349	471
- thereafter	43	41
	392	512

(1) *Including commitments of $11 million (2007: $17 million) through contractual arrangements by equity accounted joint ventures.*

Other contractual purchase obligations[(2)]		
- within one year	289	363
- thereafter	396	293
	685	656

(2) *Other purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon. Amounts exclude purchase obligations of equity accounted joint ventures.*

Summary of contracted uranium sales as at December 31, 2008

The Company had the following forward pricing uranium commitments:

Year	lbs ('000)[(1)]	Average contracted price ($/lbs)
2009	494	33.45
2010	988	33.46
2011 – 2013	1,482	35.94

(1) *Certain contracts allow the buyer to adjust the purchase quantity within a specified range.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

22. **COMMITMENTS AND CONTINGENCIES** *(continued)*

	2008 $	2007 $
Contingencies		
Ground water pollution – South Africa		
The Company has identified a number of groundwater pollution sites at its operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. Numerous scientific, technical and legal reports have been produced and remediation of the polluted soil and groundwater is the subject of continued research. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.		
Deep ground water pollution – South Africa		
The Company has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa. The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little information for the accurate estimate of a liability, no reliable estimate can be made for the obligation.		
Soil and sediment pollution – South Africa		
The Company identified offsite pollution impacts in the West Wits area, resulting from a long period of gold and uranium mining activity by a number of mining companies as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are being conducted but no reliable estimate can be made for the obligation.		
Serra Grande sales tax on gold deliveries	55	63
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, including one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial – TARE*). The Company's attributable share of the first assessment is approximately $34 million. Although MSG requested the *TARE* in early 2004, the *TARE,* which authorized the remittance of gold to the Company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council's second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company's attributable share of the assessment is approximately $21 million. The Company believes both assessments are in violation of federal legislation on sales taxes.		
Tax disputes at MSG, Morro Velho and AngloGold Ashanti Brasil Mineração	12	8
MSG, Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with the Brazilian tax authorities. These disputes involve federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters.		
VAT dispute at MSG	6	8
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company's appeal against the assessment. The Company is now appealing the dismissal of the case.		

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

22. **COMMITMENTS AND CONTINGENCIES** *(continued)*

	2008 $	2007 $
Financial guarantees		
Oro Group surety	11	15

The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($11 million). The probability of the non-performance under the suretyships is considered minimal.

AngloGold Ashanti USA reclamation bonds	85	48

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations.

The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA is not able to meet its rehabilitation obligations. As at December 31, 2008, the carrying value of these obligations amounted to $36 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

Guarantee provided for convertible bond	1,000	1,000

The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1.0 billion 2.375 percent convertible bond due February 27, 2009. Refer to Note 20. The Company's obligations regarding the guarantee are direct, unconditional and unsubordinated.

Guarantee provided for term loan facility

AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the $1.0 billion Term Facility. $1.0 billion on the Term Facility was drawn on February 26, 2009 to redeem the $1.0 billion convertible bond due February 27, 2009 upon its maturity. Refer to Note 20.

Guarantee provided for syndicated loan facility	842	526

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.15 billion syndicated loan facility dated December 13, 2007. Refer to Note 20.

Hedging guarantees	325	683

The Company has issued gold delivery guarantees to several counterpart banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

Ashanti Treasury Services Limited (ATS) hedging guarantees	987	1,494

The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2008 the marked-to-market valuation of the ATS hedge book was negative $987 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

22. **COMMITMENTS AND CONTINGENCIES** *(continued)*

	2008 $	2007 $
Geita Management Company Limited (GMC) hedging guarantees	331	520

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At December 31, 2008 the marked-to-market valuation of the GMC hedge book was negative $331 million.

The Company assesses the credit quality of counterparts on a quarterly basis. As of December 31, 2008, the probability of non-performance is considered minimal.

Vulnerability from concentrations

The majority of AngloGold Ashanti's 62,895 employees (2007: 61,522, 2006: 61,453) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in August 2007, when the parties reached an agreement covering the period from July 1, 2007 to June 30, 2009.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian government to the Company's equity accounted affiliates. Recoverable value added tax due from the Malian government to the equity accounted affiliates of the Company amounts to an attributable $27 million at December 31, 2008 (December 31, 2007: attributable $42 million).

Recoverable fuel duties from the Malian government to the equity accounted affiliates of the Company amounts to an attributable $5 million at December 31, 2008 (December 31, 2007: attributable $7 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities. With effect from February 2006, fuel duties are no longer payable to the Malian government.

The Government of Mali is a shareholder in all of the Company's equity accounted affiliates in Mali. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of amounts due to Sadiola and Yatela. The amounts outstanding at Sadiola and Yatela have been discounted at a rate of 18 percent based on the provisions of the protocol. The amounts outstanding at Morila have been discounted to their present value at a rate of 6.0 percent.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the Tanzanian government to the Company amounts to $16 million at December 31, 2008 (December 31, 2007: $16 million). The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.

Recoverable fuel duties from the Tanzanian government to the Company amount to $37 million at December 31, 2008 (December 31, 2007: $37 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

23. **STOCKHOLDERS' EQUITY**

The authorized common stock of the Company is 400,000,000 shares of common stock of 25 ZAR cents each. During 2006, AngloGold Ashanti approved the Employee Share Ownership Plan for the employees in the South African operations and a Black Economic Empowerment transaction (BEE transaction) for which 4,280,000 E shares of common stock of 25 ZAR cents and 960,000 shares of common stock of 25 ZAR cents were authorized. In addition, 1,760,000 shares of common stock of 25 ZAR cents each were authorised for issue, at the discretion of the directors, to employee share schemes to be implemented in countries other than South Africa, where the Company has its operations. In the event that these shares are not issued by December 31, 2009, the authority will lapse.

During 2008, 76,025,939 shares of common stock were issued and 173,289 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 76,083,700 shares of common stock and E shares as follows:
- 69,470,442 shares of common stock in the Company were issued as part of the rights offer completed on July 11, 2008, amounting to $1,666 million, which funds were applied primarily to reduce the hedge book;
- 3,181,198 shares of common stock in the Company were issued to acquire the remaining 33 percent shareholding in the Cripple Creek & Victor Gold mine from Golden Cycle Gold Corporation effective July 1, 2008, amounting to $118 million;
- 2,701,660 shares of common stock in the Company were issued to purchase São Bento Gold Company Limited in December 2008, amounting to $70 million;
- 672,545 shares of common stock were issued on the exercise of options/awards granted in terms of the share incentive scheme for a consideration of $14 million;
- 94 shares of common stock were issued with a subscription value of $3 million in exchange for 173,289 E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan; and
- 57,761 shares of common stock with a subscription value of $2 million were transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme.

During 2007, 1,221,318 shares of common stock and 94,230 E shares of common stock were issued while 139,770 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 1,236,498 shares of common stock and the net cancellation of 45,540 E shares of common stock as follows:
- 1,181,882 shares of common stock were issued as part of the share incentive scheme for a consideration of $37 million;
- 8,026 shares of common stock were issued with a subscription value of $2 million in exchange for 139,770 E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan;
- 46,590 shares of common stock with a subscription value of $2 million were transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme;
- 31,410 shares of common stock were issued as part of the Employee Share Ownership Plan for a consideration of $1 million; [1] and
- 94,230 E shares of common stock were issued as part of the Employee Share Ownership Plan for a consideration of $2 million. [1]

---
[1] *Shares of common stock and E shares of common stock issued in respect of the Employee Share Ownership Plan are eliminated as shares held within the Company.*

During 2006, 11,297,721 shares of common stock and 4,185,770 E shares of common stock were issued as follows:
- 398,399 shares of common stock were issued as part of the share incentive scheme for a consideration of $9 million;
- 4,185,770 E shares of common stock and 928,590 shares of common stock in the Company were issued as part of the Employee Share Ownership Plan and the BEE transaction for a consideration of $93 million, which are eliminated as shares held within the Company; and
- 9,970,732 shares of common stock in the Company were issued as part of the public offering which was completed on April 20, 2006, amounting to $498 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

23. **STOCKHOLDERS' EQUITY** *(continued)*

A public offering to raise $500 million was completed on April 20, 2006 and resulted in the issue of 9,970,732 ordinary shares, along with the simultaneous sale of 19,685,170 AngloGold Ashanti shares held by Anglo American plc (AA plc), reducing AA plc's holding in the Company to 41.8 percent. As at December 31, 2008, AA plc held a 16.17 percent interest in the Company. On March 17, 2009, AA plc disposed of its entire remaining shareholding in the Company.

At a general meeting of shareholders held on May 6, 2008, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purposes as they may determine, up to 5 percent of the total number of common stock of 25 ZAR cents each in the issued share capital of the Company from time to time. This authority expires if not renewed, at the forthcoming annual general meeting to be held on May 15, 2009.

Redeemable preference shares
A and B redeemable preference shares issued of 2,000,000 and 778,896 shares, respectively, all of which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realization of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

24. **FAIR VALUE MEASUREMENTS**

The Company adopted SFAS157 as of January 1, 2008, with the exception of the application of the statement to non-recurring non-financial assets and non-financial liabilities as allowed by FSP FAS 157-2. The Company does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

SFAS157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company's financial assets and (liabilities) measured at fair value by level within the fair value hierarchy as at December 31, 2008 (in US Dollars, millions):

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	575			575
Marketable equity securities	31			31
Derivatives, net		(1,317)		(1,317)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

24.   **FAIR VALUE MEASUREMENTS** *(continued)*

The Company's cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company's marketable equity securities including listed affiliates are included in Other long-term assets in the Company's consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company's derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company's derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.

25.   **FINANCIAL RISK MANAGEMENT ACTIVITIES**

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. In order to manage these risks, the Company enters into derivative transactions. The Company does not acquire, hold or issue derivatives for trading purposes. The Company has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

The financial risk management activities objectives of the Company are as follows:

•   Safeguarding the Company's core earnings stream through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk;
•   Effective and efficient usage of credit facilities through the adoption of liquidity planning procedures;
•   Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
•   Ensuring that contracts and agreements related to risk management activities are coordinated, consistent throughout the Company and comply where necessary with relevant regulatory and statutory requirements.

A number of products, including derivatives are used to satisfy these objectives. Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and capital expenditure and are classified as cash flow hedges under SFAS133. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $8 million (2007: $10 million; 2006: $nil million). Of the contracts accounted for as cash flow hedges, contracts with a fair value of $123 million, a liability at December 31, 2008 are expected to be reclassified from other comprehensive income and recognized as a reduction in product sales during 2009 or as an adjustment to depreciation expense pertaining to capital expenditure.

Loss on non-hedge derivatives of $258 million (2007: $808 million; 2006: $208 million), being derivatives not designated in formal hedge accounting relationships is included in the current year income statement. See Note 5 – Non-hedge derivative loss.

Gold price and currency risk management activities

Gold and currency derivative instruments are denominated in South African rands, US dollars, Australian dollars and Brazilian real. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The mix of derivative instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the Company's hedging policy as set by the board of directors. The Company's reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts. The Company's also exposed to certain by-product commodity price risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Some of the instruments described above are designated and accounted for as cash flow hedges. The cash flow hedged forecast transactions are expected to occur over the next 2 years, in line with the maturity dates of the hedging instruments.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of net outstanding forward sales type contracts at the end of 2008 was 39,990kg (2007: 108,403kg). The volume of outstanding net call options sold was 146,542kg (2007: 242,373kg) and the volume of outstanding net put options sold was 16,963kg (2007: 46,585kg).

A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date. The Company's risk in selling gold call options is unlimited but mitigated by the fact that the Company produces the commodity required by the option and can partially offset any loss resulting from sold call options via the sale of production in the open market.

Rights offer and reduction in derivatives position

The principal purpose of the rights offer concluded during July 2008 was to provide additional financial resources to improve the Company's financial flexibility. In particular, the net proceeds allowed AngloGold Ashanti to significantly restructure and reduce the Company's gold derivatives position, which has adversely affected financial performance in recent years, while also being able to continue to fund the Company's principal development projects and exploration growth initiatives. The Company capitalized on a weaker gold market during the year in executing a combination of delivery into and early cash settlement of a portion of its non-hedge derivative contracts (which have been fair valued in the Company's financial statements, with changes in such fair value recorded in the income statement), the latter maturing in years 2008 to 2010.

The Company has therefore been able to make substantial progress in the reduction of its derivatives position, and although the received gold price for 2008 was adversely impacted given the early cash settlement of certain non-hedge derivatives with low contracted sales prices, committed ounces have been reduced to 5.99 million ounces as at December 31, 2008 (December 31, 2007: 11.28 million committed ounces). This allowed the Company to benefit from improved participation in the spot gold price in future periods, earlier than anticipated.

Net delta open hedge position as at December 31, 2008

The Company has an established practice of actively managing its hedged commitments under changing market circumstances.

As of December 31, 2008, the hedge book reflected a net delta tonnage position of 5.22 million ounces (162 tonnes). As of December 31, 2007, the hedge book reflected a net delta tonnage position of 10.39 million ounces (323 tonnes).

The marked-to-market values of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a liability of $2,455 million as at December 31, 2008 (as at December 31, 2007: a liability of $4,273 million). These values were based on a gold price of $872 per ounce, exchange rates of $1 = R9.4550 and A$ = $0.6947 and the prevailing market interest rates and volatilities at December 31, 2008. The values as at December 31, 2007 were based on a gold price of $836 per ounce, exchange rates of $1 = R6.8104 and A$ = $0.8798 and the prevailing market interest rates and volatilities at that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

The Company had the following net forward pricing commitments outstanding against future production as at December 31, 2008.

	Year	2009	2010	2011	2012	2013	2014-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	(5,960)[*]	8,354	11,765	11,944	9,518	2,845	38,466
	$ per oz	$1,199	$204	$383	$404	$408	$510	$467
Put options sold	Amount (kg)	4,043	4,226	3,048	1,882	1,882	1,882	16,963
	$ per oz	$671	$708	$533	$430	$440	$450	$579
Call options sold	Amount (kg)	14,805	33,394	38,312	24,461	17,857	22,067	150,896
	$ per oz	$442	$537	$530	$622	$601	$606	$557
RAND GOLD								
Forward contracts	Amount (kg)	(1,866)[*]						(1,866)[*]
	Rand per kg	R157,213						R157,213
AUD DOLLAR GOLD								
Forward contracts	Amount (kg)	280	3,110					3,390
	A$ per oz	A$852	A$652					A$669
Call options purchased	Amount (kg)	1,244	3,110					4,354
	A$ per oz	A$694	A$712					A$707
**Total net gold:	Delta (kg)	(4,501)	(36,523)	(44,466)	(31,629)	(24,106)	(20,998)	(162,223)
	Delta (oz)	(144,720)	(1,174,250)	(1,429,620)	(1,016,910)	(775,040)	(675,070)	(5,215,610)
Hedge delta as a percentage of current production levels (%)***		3%	24%	29%	20%	16%	5%	

* Indicates a long position from forward purchase contracts.
** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2008.
*** Weighted average percentage based on 2008 full year production of 4,982,000 ounces.

	Year	2009	2010	2011	2012-2016
GOLD LEASE RATE SWAPS					
Gold borrowing cost associated with forward contracts[1]	Amount ('000oz)	130,000	100,000		
	Interest rate %	1.82	1.96		
Gold lease rate swaps[2]	Amount ('000oz)	898,000	641,000	423,000	205,000
	Interest rate %	1.81	1.83	1.83	1.84

[1] Gold borrowing cost relating to Australian dollar gold forwards:
The Australian dollar denominated gold forward contract prices are presented on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statements.
[2] The gold lease rate swaps are contracts where the Company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the weighted average fixed rate that the Company will receive for that period.

Foreign exchange price risk protection agreements

The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

The following table indicates the Company's currency hedge position at December 31, 2008.

Year		2009	2010	2011	2012	2013	2014-2016	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	30,000						30,000
	Rand per $	R11.56						R11.56
Put options sold	Amount ($)	50,000						50,000
	Rand per $	R9.52						R9.52
Call options sold	Amount ($)	50,000						50,000
	Rand per $	R11.61						R11.61
AUD DOLLAR (000)								
Forward contracts	Amount ($)	450,000						450,000
	$ per A$	$0.65						$0.65
Put options purchased	Amount ($)	10,000						10,000
	$ per A$	$0.69						$0.69
Put options sold	Amount ($)	10,000						10,000
	$ per A$	$0.76						$0.76
Call options sold	Amount ($)	10,000						10,000
	$ per A$	$0.64						$0.64
BRAZILIAN REAL DOLLAR (000)								
Forward contracts	Amount ($)	62,340						62,340
	BRL per $	BRL1.86						BRL1.86

As at December 31, 2008 a limited number of the dollar gold hedge contracts reported in the above tables included optional early termination provisions pursuant to which the hedge counterpart can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

No termination options were exercised in 2008, 2007 and 2006.

Interest rate and liquidity risk
Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing.

Cash and loans advanced maturity profile

		2008				2007			
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	USD	166	2.48	121	1.95	32	4.3	66	4.0
	ZAR	930	11.50	668	10.84	525	11.0	888	10.1
	AUD	-	-	-	-	-	-	34	6.5
	HKD	-	-	1	2.25	-	-	1	4.0
	BRL	-	-	144	13.52	-	-	67	8.9
	ARS	-	-	5	12.50	-	-	9	11.1
	NAD	155	11.58	96	9.40	139	9.7	58	9.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Borrowings maturity profile

Currency	Within one year Borrowings Amount (million)	Effective Rate %	Between one and two years Borrowings Amount (million)	Effective Rate %	Between two and five years Borrowings Amount (million)	Effective Rate %	After five years Borrowings Amount (million)	Effective Rate %	Total Borrowings amount (million)
$	1,060	2.6	320	2.5	-	-	-	-	1,380
ZAR	2	9.8	26	9.8	81	9.2	145	9.6	254
AUD	5	6.1	745	6.1	-	-	-	-	750
BRL	8	3.6	11	3.6	8	3.6	-	-	27

Interest rate risk

Currency	Fixed for less than one year Borrowings Amount (million)	Effective Rate %	Fixed for between one and three years Borrowings Amount (million)	Effective Rate %	Fixed for greater than three years Borrowings Amount (million)	Effective Rate %	Total Borrowings amount (million)
$	1,060	2.6	320	2.5	-	-	1,380
ZAR	2	9.8	107	9.8	145	9.6	254
AUD	5	6.1	745	6.1	-	-	750
BRL	8	3.6	19	3.6	-	-	27

Non-performance risk

Realization of all these contracts is dependent upon the counterparts performing in accordance with the terms of the contracts. The Company generally does not obtain collateral or other security to support financial instruments subject to non-performance risk, but monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions of good credit quality and believes that no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied against each counterpart. Where possible, management puts ISDA netting agreements in place.

The combined maximum credit exposure at the balance sheet date amounts to $571 million (2007: $516 million). Credit risk exposure netted by counterparts amounts to $207 million (2007: $123 million). No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively as at December 31, 2008.

The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
6	International Bank	AA
10	International Bank	AA-
5	International Bank	A+
3	International Bank	A
3	International Bank	A-
1	South African Bank	AAA(zaf) (International BBB+)
1	South African Bank	AA+(zaf) (International BBB+)
2	South African Bank	AA(zaf) (International BBB)
1	South African Bank	AA-(zaf) (International BBB)
5	Brazilian Bank	AAA(bra)
5	Brazilian Bank	AA+(bra)
1	Brazilian Bank	AA(bra)
1	Brazilian Bank	A+(bra)
1	Brazilian Bank	A(bra)
1	Trade Finance House	Not rated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Due to the inability of a single counterpart to accept the physical delivery of gold for normal purchase normal sale exemption contracts expiring in April through June 2008, the Company cash settled such contracts with this counterpart during the period. The Company also reclassified all remaining outstanding contracts with this counterpart from the "normal purchase and sale exemption" category to the "non-hedge accounting" category as they no longer qualified for the exemption permitted by SFAS133. See Note 5 – Non-hedge derivative loss.

AngloGold Ashanti does not anticipate non-performance by any other counterparts.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company's financial instruments, as measured at December 31, 2008 and 2007, are as follows (assets (liabilities)):

| | December 31, 2008 | | December 31, 2007 | |
	Carrying amount $	Fair Value $	Carrying amount $	Fair Value $
Cash and cash equivalents	575	575	477	477
Restricted cash	44	44	37	37
Short-term debt	(1,067)	(1,048)	(319)	(319)
Long-term debt	(873)	(873)	(1,564)	(1,564)
Derivatives	(1,317)[1]	(2,497)[1]	(2,563)[1]	(4,342)[1]

[1] *Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet normal sale exemption contracts.*

The following is the fair value of the derivative (liabilities)/assets split by accounting designation

| | December 31, 2008 | | | |
	Normal purchase and sale exemption $	Cash flow hedge accounted $	Non-hedge accounted[2] $	Total $
Forward sales type agreements	(622)	(146)	52	(716)
Option contracts	(534)[1]	-	(1,254)	(1,788)
Foreign exchange contracts	-	(1)	16	15
Foreign exchange option contracts	-	-	1	1
Interest rate swaps – Gold	(24)	-	15	(9)
Total including credit risk adjustment	(1,180)	(147)	(1,170)	(2,497)
Credit risk adjustment	(68)	(2)	(157)	(227)
Total excluding credit risk adjustment	(1,248)	(149)	(1,327)	(2,724)

[1] *Represent deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.*
[2] *Including B2Gold warrants 2008: $1 million (2007: $nil million)*

| | December 31, 2007 | | | |
	Normal purchase and sale exemption $	Cash flow hedge accounted $	Non-hedge accounted $	Total $
Forward sales type agreements	(1,044)	(336)	(236)	(1,616)
Option contracts	(708)[1]	-	(2,030)	(2,738)
Foreign exchange contracts	-	4	7	11
Foreign exchange option contracts	-	-	(6)	(6)
Interest rate swaps – Gold	(27)	-	34	7
Total including credit risk adjustment	(1,779)	(332)	(2,231)	(4,342)
Credit risk adjustment	-	-	-	-
Total excluding credit risk adjustment	(1,779)	(332)	(2,231)	(4,342)

[1] *Represent deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Maturity profile of on-balance sheet derivatives, at carrying value

	Total $	2008 Assets $	Liabilities $
Amounts to mature within twelve months of balance sheet date	(1,187)	571	(1,758)
Amounts maturing between one and two years	(49)	-	(49)
Amounts maturing between two and five years	(81)	-	(81)
Amounts to mature thereafter	-	-	-
Total	(1,317)	571	(1,888)

	Total $	2007 Assets $	Liabilities $
Amounts to mature within twelve months of balance sheet date	(2,226)	516	(2,782)
Amounts maturing between one and two years	(148)	-	(148)
Amounts maturing between two and five years	(123)	-	(123)
Amounts to mature thereafter	(26)	-	(26)
Total	(2,563)	516	(3,079)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt
The fair value of listed fixed rate debt and the convertible bonds are shown at their quoted market value. The remainder of the carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt
The long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.

Derivatives
The fair value of volatility-based instruments(i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market prices and credit risk for the contracts at December 31, 2008 and 2007. The Company uses the Black-Scholes option pricing formula to value option contracts. The amounts disclosed include those contracts accounted for as normal purchase and sale exemption derivatives.

Sensitivity analysis

Derivatives
A principal part of the Company's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, including commodity prices, foreign exchange rates and interest rates under varying scenarios.

The following table discloses the approximate sensitivities of the US dollars fair value of the hedge book to key underlying factors at December 31, 2008 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

The table also sets out the impact on the fair value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from January 1, 2009. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25. FINANCIAL RISK MANAGEMENT ACTIVITIES *(continued)*

	2008				
US dollars	Change in rate (+)	Normal sale exempted (million)	Cash flow hedge accounted (million)	Non-hedge accounted (million)	Total change in fair value (million)
Currency(R/$)	Spot(+1)	-	(1)	2	1
Currency(A$/$)	Spot(+0.25)	43	-	132	175
Currency(BRL/$)	Spot(+0.25)	-	(1)	(4)	(5)
Gold price($/oz)	Spot(+200)	(546)	(58)	(449)	(1,053)
USD interest rate (%)	IR(+0.1)	(15)	-	(33)	(48)
ZAR interest rate (%)	IR(+1.5)	-	-	-	-
AUD interest rate (%)	IR(+1.5)	(1)	-	(1)	(2)
Gold interest rate (%)	IR(+0.5)	22	1	43	66

	2008				
US dollars	Change in rate(-)	Normal sale exempted (million)	Cash flow hedge accounted (million)	Non-hedge accounted (million)	Total change in fair value (million)
Currency(R/$)	Spot(-1)	-	1	(4)	(3)
Currency(A$/$)	Spot(-0.25)	(43)	-	(130)	(173)
Currency(BRL/$)	Spot(-0.25)	-	1	5	6
Gold price($/oz)	Spot(-200)	541	58	376	975
USD interest rate (%)	IR(-0.1)	15	-	35	50
ZAR interest rate (%)	IR(-1.5)	-	-	-	-
AUD interest rate (%)	IR(-1.5)	1	-	1	2
Gold interest rate (%)	IR(-0.5)	(23)	(1)	(44)	(68)

IR represents interest rate.

26. ADDITIONAL CASH FLOW INFORMATION

	2008 $	2007 $	2006 $
Reported in the statements of consolidated cash flows:			
Interest paid	93	71	82
Taxation paid	125	180	110
Non-cash items not reported in the statements of consolidated cash flows:			
Shares issued to acquire Golden Cycle Gold Corporation	118	-	-
Shares issued to acquire São Bento Gold Company Limited	70	-	-
Exercise of share entitlements	16	7	-

27. PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS

The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants.

Defined benefit plans

The retirement schemes as at December 31, 2008, 2007 and 2006, consists of the following which reflects the following provision values:

AngloGold Ashanti Pension Fund liability/(asset)	11	(36)	(38)
Post Retirement medical scheme for AngloGold Ashanti South African employees	115	168	159
Other defined benefit plans	11	9	11
Sub Total	137	141	132
Transferred to other non-current assets			
AngloGold Ashanti Pension Fund	-	36	38
Post retirement medical scheme for Rand Refinery employees	2	3	2
Total Provision	139	180	172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

27.   **PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS** *(continued)*

South Africa defined benefit pension fund

The plan is evaluated by independent actuaries on an annual basis as at December 31. The previous statutory valuation had an effective date of December 31, 2005, and was completed in June 2006. The next statutory valuation will have an effective date no later than December 31, 2008 and will be completed during 2009. The valuation as at December 31, 2008 was completed at the beginning of 2009. The accumulated benefit obligation at December 31, 2008 is $170 million.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Information with respect to the defined benefit fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:

	Pension benefits		
	2008 $	2007 $	2006 $
Change in benefit obligation			
Benefit obligation at January 1,	257	224	222
Service cost	6	7	7
Interest cost	17	18	16
Plan participants' contributions	2	2	2
Actuarial loss	16	11	12
Increase as a result of transfers into the fund	-	1	-
Benefits paid	(24)	(12)	(14)
Translation	(75)	6	(21)
Benefit obligation at December 31,	199	257	224
Change in plan assets			
Fair value of plan assets at January 1,	293	262	230
Actual return on plan assets	(7)	27	62
Company contributions	5	6	6
Plan participants' contributions	2	2	2
Increase as a result of transfers into the fund	-	1	-
Benefits paid	(24)	(12)	(14)
Translation	(81)	7	(24)
Fair value of plan assets at December 31,	188	293	262
Funded status at end of year	(11)	36	38
Net amount recognized	(11)	36	38
Components of net periodic benefit cost			
Service cost	6	7	7
Interest cost	17	18	16
Actuarial gains and losses	49	12	(28)
Expected return on assets	(26)	(28)	(22)
Net periodic benefit cost	46	9	(27)
Assumptions			
Weighted-average assumptions used to determine benefit obligations at December 31,			
Discount rate	7.25%	8.25%	8.00%
Rate of compensation increase[(1)]	5.25%	6.00%	5.50%
Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,			
Discount rate	7.25%	8.25%	8.00%
Expected long-term return on plan assets	9.28%	11.14%	10.50%
Rate of compensation increase[(1)]	5.25%	6.00%	5.50%
Pension increase	3.60%	4.73%	4.28%

[(1)]   *The short-term compensation rate increase is 10% (2007: 8%) and the long-term compensation rate increase is 5.25% (2007: 6%).*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

27. **PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS** *(continued)*

The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

	Pension benefits	
	2008 $	2007 $
Plan assets		
AngloGold Ashanti's pension plan asset allocations at December 31, 2008 and 2007, by asset category are as follows:		
Asset category		
Equity securities	58%	68%
Debt securities	37%	27%
Other	5%	5%
	100%	100%

Fair value of plan assets

	2008 $	2007 $
Domestic equity securities	81	167
Foreign equity securities	28	33
Domestic fixed interest bonds	60	73
Foreign fixed interest bonds	10	7
Cash	9	13
	188	293

Fair value is based on quoted market prices as at December 31, 2008 and 2007. The value of the securities in the Company's employee pension plans have been adversely impacted by market volatility in 2008. The declines have had a substantial impact on the funded status of the plans.

Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

	2008			2007		
	No. of Shares	Percentage of total assets	Fair Value $	No. of Shares	Percentage of total assets	Fair Value $
Related parties						
Investments held in related parties are summarized as follows:						
Equity securities						
AngloGold Ashanti Limited	115,970	1.6%	3	88,458	1.3%	4
Other investments exceeding 5% of total plan assets						
Bonds						
RSA R157 Government Bonds 13.5%			-		5.4%	16
IFM Corporate Bond Unit Trust	117,299,950	6.6%	12			-
Allan Gray Orbis Global Equity Fund	316,082	13.4%	25			-
			37			16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

27. **PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS** *(continued)*

Cash flows
Contributions
The Company expects to contribute $4 million (2008: $6 million) to its pension plan in 2009.

	$ million
Estimated future benefit payments	
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2009	15
2010	15
2011	15
2012	14
2013	14
2014 – 2018	69

South Africa post-retirement medical benefits
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2008.

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:

	Other benefits		
	2008 $	2007 $	2006 $
Change in benefit obligation			
Benefit obligation at January 1,	168	159	188
Service cost	1	1	1
Interest cost	11	12	13
Plan participants contributions	4	5	5
Benefits paid	(15)	(16)	(17)
Actuarial (gain)/loss	(8)	1	(14)
Translation	(46)	6	(17)
Benefit obligation at December 31,	115	168	159
Unfunded status of the end of the year	(115)	(168)	(159)
Net amount recognized	(115)	(168)	(159)
Components of net periodic benefit cost			
Service cost	1	1	1
Interest cost	11	12	13
Actuarial gains and losses	(8)	1	(14)
	4	14	-
The assumptions used in calculating the above amounts are:			
Discount rate	7.25%	8.25%	8.00%
Expected increase in health care costs	5.50%	6.75%	4.75%
Assumed health care cost trend rates at December 31,	5.50%	6.75%	4.75%
Health care cost trend assumed for next year	5.50%	6.75%	4.75%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)			

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

	1-percentage point increase	1-percentage point decrease
Effect on total service and interest cost	1	(1)
Effect on post-retirement benefit obligation	11	(10)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

27. **PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS** *(continued)*

Cash flows
Post-retirement medical plan
The Company expects to contribute $22 million (2008: $28 million) to the post-retirement medical plan in 2009.

	$ million
Estimated future benefit payments	
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2009	13
2010	13
2011	13
2012	13
2013	13
2014 – 2018	50

Other defined benefit plans
Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for North American employees, the Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Nuclear Fuels South Africa (NUFCOR) – Retiree Medical Plan for Nufcor South African employees.

Information in respect of other defined benefit plans for the years ended December 31, 2008, 2007 and 2006 have been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost as follows:

Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:

	2008 $	2007 $	2006 $
Change in benefit obligations			
Balance at January 1,	18	19	18
Interest cost	-	1	-
Actuarial loss	-	-	2
Benefits paid	(1)	(1)	(1)
Translation	-	(1)	-
Balance at December 31,	17	18	19
Change in plan assets			
Fair value of plan assets at January 1,	9	8	8
Actual return on plan assets	(1)	-	-
Translation	(2)	1	-
Fair value of plan assets at December 31,	6	9	8
Unfunded status at end of year	(11)	(9)	(11)
Net amount recognized	(11)	(9)	(11)
Components of net periodic benefit cost			
Interest cost	-	1	-
Actuarial gains and losses	1	-	2
	1	1	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

27.   **PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS** *(continued)*

Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The Company does not make a contribution to these plans.

	$ million
Estimated future benefit payments	
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2009	1
2010	1
2011	1
2012	1
2013	1
2014 – 2018	5

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year and the cost of contributions to retirement benefits for the year amounted to $49 million (2007: $51 million, 2006: $40 million).

Australia (Boddington and Sunrise Dam)

The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the Company of all these contributions amounted to $3 million (2007: $3 million, 2006: $2 million).

Namibia (Navachab)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Insurance Company. Both the Company and the employees contribute to this fund. AngloGold Ashanti Limited seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti Limited. The cost of providing retirement benefits for the year amounted to $1 million (2007: $1 million, 2006: $1 million).

Tanzania (Geita)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee's choice, and the Company also makes a contribution on the employee's behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the Parastatal Provident Fund (PPF) with membership available to permanent national employees on a voluntary basis. The Company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold Ashanti Limited employees seconded in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti Limited. The Company contributes to the National Social Security Fund (NSSF) on behalf of expatriate employees. On termination of employment the Company may apply for a refund of contributions from the NSSF.

North America (Cripple Creek & Victor)

AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $2 million (2007: $1 million, 2006: $2 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

27. **PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS** *(continued)*

South America (AngloGold Ashanti Brasil Mineração, Cerro Vanguardia and Serra Grande)

The AngloGold Ashanti South America region operates defined contribution arrangements for their employees in Brazil. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL fund, similar to the American 401 (k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the Company in the country. Employees in Argentina contribute 11 percent of their salaries towards the Argentinean government pension fund. The Company makes a contribution of 17 percent of an employee's salary on behalf of employees to the same fund. Contributions amounted to $3 million (2007: $5 million, 2006: $2 million).

Ghana and Guinea (Iduapriem, Obuasi and Siguiri)

Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea government treasury instruments, fixed interest deposits and other projects. The costs of these contributions for the year amounted to $4 million (2007: $4 million, 2006: $3 million).

South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona)

South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the Company's assets. The cost of providing these benefits amounted to $36 million (2007: $36 million, 2006: $29 million).

28. **SEGMENT AND GEOGRAPHICAL INFORMATION**

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company's Chief Operating Decision Maker in evaluating operating performance of, and making resource allocation decisions among, operations.

Business segment data	Year ended December 31		
	2008 $	2007 $	2006 $
Revenues			
Revenues from product sales:			
South Africa	986	1,472	1,513
Argentina	98	129	118
Australia	214	378	307
Brazil	272	323	258
Ghana	307	364	330
Guinea	253	223	167
Mali	186	278	317
Namibia	39	52	50
Tanzania	120	219	199
USA	123	179	124
	2,598	3,617	3,383
Less: Equity method investments included above	(186)	(278)	(317)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above	1,243	(291)	(383)
Total revenues from product sales	3,655	3,048	2,683

28.   **SEGMENT AND GEOGRAPHICAL INFORMATION** *(continued)*

Business segment data	Year ended December 31		
	2008 **$**	**2007** **$**	**2006** **$**
Depreciation and amortization expense			
South Africa	256	301	324
Argentina	17	18	35
Australia	47	54	39
Brazil	59	50	35
Ghana	110	91	119
Guinea	36	45	52
Mali	46	23	50
Namibia	4	6	7
Tanzania	55	58	49
USA	31	32	39
	661	678	749
Less: Equity method investments included above	(46)	(23)	(50)
Total depreciation and amortization expense	615	655	699
Segment income/(loss)			
South Africa	480	283	359
Argentina	(13)	66	43
Australia	(22)	132	82
Brazil	115	70	92
Ghana	(89)	(34)	(65)
Guinea	121	(2)	(16)
Mali	(100)	91	126
Namibia	(1)	10	19
Tanzania	(510)	(150)	(132)
USA	138	1	(13)
Other, including Corporate and Non-gold producing subsidiaries	(89)	(82)	(54)
Total segment income	30	385	441
Reconciliation of segment income/(loss) to Net loss			
Segment total	30	385	441
Exploration costs	(126)	(117)	(58)
General and administrative expenses	(136)	(130)	(140)
Market development costs	(13)	(16)	(16)
Non-hedge derivative loss	(258)	(808)	(208)
Other operating items	(19)	16	(16)
Taxation expense	(22)	(118)	(122)
Discontinued operations	23	2	6
Minority interest	(42)	(28)	(29)
Net loss	(563)	(814)	(142)
Segment assets			
South Africa[1]	2,497	3,353	3,108
Argentina	227	236	254
Australia[2]	1,279	1,183	805
Brazil	801	674	544
Ghana[3]	2,075	2,155	2,061
Guinea	359	371	357
Mali	239	291	280
Namibia	61	76	64
Tanzania	848	1,343	1,382
USA	689	528	507
Other, including Corporate, Assets held for sale[4] and Non-gold producing subsidiaries	376	171	151
Total segment assets	9,451	10,381	9,513

[1] Includes assets held for sale of Weltevreden of $nil million (2007: $15 million, 2006: $15 million) and properties held for sale by Rand Refinery Limited of $1 million (2007: $1 million, 2006: $nil million).
[2] Includes assets held for sale of Boddington of $781 million in 2008.
[3] Includes Central African Gold plc held for sale investment of $3 million in 2006.
[4] Includes exploration properties acquired from Trans-Siberian Gold plc of $15 million in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

28.   **SEGMENT AND GEOGRAPHICAL INFORMATION** *(continued)*

Business segment data	Year ended December 31		
	2008	**2007**	**2006**
	$	**$**	**$**
Expenditure for additions to long-lived assets			
South Africa	347	411	321
Argentina	16	20	19
Australia	439	281	86
Brazil	148	141	186
Ghana	166	119	97
Guinea	22	21	16
Mali	7	9	6
Namibia	12	6	5
Tanzania	53	26	67
USA	27	23	13
Other, including Corporate and Non-gold producing subsidiaries	2	2	1
	1,239	1,059	817
Less: Equity method investments included above	(7)	(9)	(6)
Total expenditure for additions to long-lived assets	1,232	1,050	811
Geographical area data			
Total revenues			
South Africa	1,041	1,504	1,531
Argentina	99	130	118
Australia	217	379	309
Brazil	285	319	260
Ghana	309	364	330
Guinea	258	224	164
Mali	181	280	321
Namibia	42	54	51
Tanzania	112	224	198
USA	124	180	124
Other, including Corporate and Non-gold producing subsidiaries	-	8	13
	2,668	3,666	3,419
Less: Equity method investments included above	(181)	(280)	(321)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above	1,243	(291)	(383)
Total revenues	3,730	3,095	2,715
Long-lived assets by area			
South Africa	1,811	2,506	2,370
Argentina	162	166	183
Australia	294	975	650
Brazil	665	568	454
Ghana	1,862	1,928	1,875
Guinea	211	235	254
Mali	239	291	281
Namibia	20	23	22
Tanzania	609	1,105	1,121
USA	572	396	367
Other, including Corporate and Non-gold producing subsidiaries	59	75	60
Total long-lived assets	6,504	8,268	7,637

29.   **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS**

Employee share incentive scheme

At a general meeting held on June 4, 1998, shareholders approved the introduction of the AngloGold Limited Share Incentive Scheme ("Share Incentive Scheme") for the purpose of providing an incentive to executive directors and senior employees of the Company and its subsidiaries to identify themselves more closely with the fortunes of the Company and also to promote the retention of such employees by giving them an opportunity to acquire shares in the Company. Employees participate in the scheme to the extent that they are granted options and accept them.

29.   **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

At a general meeting held on April 30, 2002, it was approved that the rules of the Share Incentive Scheme be amended to provide for the exercise of options to be based on a condition, related to the performance of the Company, as determined by the directors and which will be objective and specified. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance condition has been fulfilled or waived. The options granted prior to May 1, 2002 remained subject to the conditions under which they were granted. Although there are no automatically convertible unsecured debentures currently in issue under the rules of the Share Incentive Scheme, consequential amendments were approved to the rules of the scheme which effectively made the conversion of debentures subject to the same terms as the exercise of options.

At December 31, 2008, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 9,720,794 (December 31, 2007: 7,630,080), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.

At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme from 300,000 to 5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time). At December 31, 2008 the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme was 486,040 shares.

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank *pari passu* with issued shares in all respects, including participation in dividends.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

Total plan employee costs
On December 31, 2008, the Company has five stock-based compensation plans, which are described below. Total compensation cost charged against income for these plans was $40 million, $33 million and $42 million for 2008, 2007 and 2006, respectively.

At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 6,278,998 (2007: 4,315,827).

Options
An option may only be granted to an employee to purchase a certain number of shares, specified by the directors, at the option price payable in accordance with the rules of the Share Incentive Scheme.

The Share Incentive Scheme provides for the granting of options based on two separate criteria:

- ***Time related options***
  Time related options may be exercised over a five year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year five.

  No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options granted under this plan, may be exercised or will expire.

  Resulting from the rights offer made to ordinary shareholders, which was finalized during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognized. Approximately one option was awarded for every four held at an exercise price of R194.

29.   **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:

	2008 Options (000)	2008 Weighted-average exercise price R
Outstanding at the beginning of the year	207	125
Granted as a result of rights offer	42	194
Exercised	(129)	125
Forfeited (terminations)	(4)	194
Outstanding at the end of the year	116	140
Exercisable at the end of the year	116	140

The total intrinsic value of options outstanding at year-end was R13 million (2007: R35 million), with a weighted average remaining contractual term of 1.7 years (2007: 2.4 years). The intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was R15 million, R48 million and R76 million, respectively.

During the years ended December 31, 2007 and 2006 the Company recognized compensation expense related to time-based awards of less than $1 million and $1 million, respectively. There was no income statement charge for the current year, as the total compensation cost was expensed up to date of vesting in 2007.

- *Performance related options*
  Performance related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, namely related to the performance of the Company (growth in an adjusted earnings per share) as determined by the directors, are met. If the performance conditions are not met at the end of the first three year period, then performance is re-tested each year over the ten year life of the option on a rolling three year basis. Options are normally exercisable, subject to satisfaction of the performance conditions, between three and ten years from date of grant. As none of the performance criteria of the options issued in 2002 and 2003 were met in the initial three years, the grantor decided to roll the schemes forward on a "roll over reset" basis to be reviewed annually. The performance criteria of the options issued in 2002, 2003 and 2004 were achieved during 2006.

The performance related options' compensation expense is fixed at grant date and recorded when it is probable that the performance criteria will be met.

Resulting from the rights offer made to ordinary shareholders, which was finalized during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognized. Approximately one option was awarded for every four held at an exercise price of R194.

No further performance related options will be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under these criteria may be exercised or will expire.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

29. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

	2008 Options (000)	2008 Weighted-average exercise price R
Outstanding at the beginning of the year	1,638	249
Granted as a result of rights offer	313	194
Exercised	(385)	237
Forfeited (terminations)	(176)	254
Outstanding at the end of the year	1,390	239
Exercisable at the end of the year	1,390	239

The total intrinsic value of options outstanding at year-end was R18 million (2007: R72 million), with a weighted average remaining contractual term of 5 years (2007: 6 years). The intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was R3 million, R53 million and less than R1 million for 2006, respectively.

All options which have not been exercised within ten years from the date on which they were granted automatically expire.

During the years ended December 31, 2007 and 2006 the Company recognized $3 million and $29 million, respectively, compensation expense related to performance related awards. There was no income statement charge for the current year, as the total compensation cost was expensed up to date of vesting in 2007.

During 2008, a total of 513,444 common shares were issued under the share incentive scheme in terms of time-based and performance awards.

As of December 31, 2008, there was no unrecognized compensation cost related to unvested stock options.

The weighted average of all options outstanding as at December 31, 2008, is as follows:

Range of exercise Prices R	Quantity of options within range (000)	Weighted average exercise price R	Weighted average contractual life Years
95 – 143	79	122	1.8
144 – 211	305	192	4.5
212 – 300	1,122	250	4.6
	1,506[1]	231	3.7

[1] *Represents a total of 116,491 time related options and 1,389,833 performance related options outstanding.*

No options expired during the year ended December 31, 2008.

Since December 31, 2008 to and including March, 31, 2009, 525,515 options (granted in respect of time and performance related options) have been exercised.

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified prospective transition method. Under this method, compensation cost recognized in the year ended December 31, 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS123(R). The results for prior periods have not been restated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

29. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)

At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the previous share incentive scheme. Options granted under the previous share incentive scheme will remain subject to the conditions under which they were originally granted.

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of the Company, any subsidiary of the Company or a company under the control of AngloGold Ashanti. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years' service for awards granted prior to 2008. For all BSP awards granted from 2008, 40 percent will vest after one year and the remaining 60 percent will vest after two years. An additional 20 percent of the original award will be granted to employees if the full award remains unexercised after three years. The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

During 2008 a total of 115,458 common shares were issued in terms of the BSP rules.

During 2008, additional BSP awards were made to all scheme participants as a result of the rights offer to ordinary shareholders. The award was made in terms of the anti-dilution provision of the original grant. Employees did not receive any benefit in excess of the original grant value and no additional compensation cost was recognized.

For awards made, the following information is presented:

Award date	2008	2007	2006
Calculated fair value	267.05	322.00	308.00
Vesting date	January 1, 2011	January 1, 2010	March 8, 2009
Expiry date	December 31, 2017	December 31, 2016	March 7, 2016

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

	2008 Options (000)
Outstanding at the beginning of the year	686
Granted	390
Granted as a result of rights offer	75
Exercised	(116)
Forfeited (terminations)	(90)
Outstanding at the end of the year	945
Exercisable at the end of the year	136

The total intrinsic value of awards outstanding at year-end was R238 million (2007: R201 million), with a weighted average remaining contractual term of 8 years (2007: 8 years). The intrinsic value of awards exercised during the years ended December 31, 2008, 2007 and 2006 was R28 million, R13 million and R1 million, respectively. BSP awards are issued with no exercise price.

Long-Term Incentive Plan (LTIP)

The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of senior management. An award in terms of the LTIP may be granted at any date during the year that the board of the Company determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

29. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

The main performance conditions in terms of the LTIP issued in 2006 and 2007 are:
- up to 40 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
- up to 30 percent of an award will be determined by an adjusted earnings per share compared to a planned adjusted earnings per share over the performance period;
- up to 30 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three year's service is required.

The main performance conditions in terms of the LTIP issued in 2008 are:
- up to 30 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
- up to 30 percent of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
- up to 40 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three-year's service is required.

During 2008, additional LTIP awards were made to all scheme participants as a result of the rights offer to ordinary shareholders. The award was made in terms of the anti-dilution provision of the original grant. Employees did not receive any benefit in excess of the original grant value and no additional compensation cost was recognized.

For awards made, the following information is presented:

Award date	2008	2007	2006
Calculated fair value	267.05	322.00	327.00
Vesting date	January 1, 2011	January 1, 2010	August 1, 2009
Expiry date	December 31, 2017	December 31, 2016	July 31, 2016

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

	2008 Options (000)
Outstanding at the beginning of the year	783
Granted	497
Granted as a result of rights offer	75
Exercised	(44)
Forfeited (terminations)	(321)
Outstanding at the end of the year	990
Exercisable at the end of the year	65

The total intrinsic value of awards outstanding at year-end was R250 million (2007: R230 million), with a weighted average remaining contractual term of 8 years (2007: 8 years). The intrinsic value of awards exercised during the year ended December 31, 2008 was R11 million. No awards were exercised during 2007 and 2006. LTIP awards are issued with no exercise price.

During the years ended December 31, 2008, 2007 and 2006 the Company recognized a compensation expense of $20 million, $12 million and $9 million, respectively, related to BSP and LTIP awards.

As of December 31, 2008, there was $12 million of unrecognized compensation cost related to unvested awards of the BSP and LTIP plans. This cost is expected to be recognized over a weighted-average period of approximately 2 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

29.   **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

Employee Share Ownership Plan (ESOP)

On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso Employee Share Ownership Plan (Bokamoso ESOP) for employees of the South African operations. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between South African based employees and the Company. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

In order to facilitate these transactions the Company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also undertook an empowerment transaction with a Black Economic Empowerment investment vehicle, Izingwe Holdings (Proprietary) Limited (Izingwe) and recorded a cost of $19 million during 2006, which was included in general and administrative expenses. The Company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:

- AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formula, respectively;
- the E ordinary shares will not be listed;
- the E ordinary shares which are not cancelled will be converted into ordinary shares; and
- the E ordinary shares will each be entitled to receive a cash dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one-half is included in the calculation of the strike price calculation.

The award of free shares to employees:

The fair value of each free share awarded in 2008 is R188 (2007: R306 and 2006: R320). The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests in 2009, and each subsequent year up to expiry date of November 1, 2013.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

	2008 Options (000)
Outstanding at the beginning of the year	910
Granted	58
Exercised	(58)
Forfeited (terminations)	(54)
Outstanding at the end of the year	856
Exercisable at the end of the year	-

The total intrinsic value of awards outstanding at year-end was R216 million (2007: R267 million), with a weighted average remaining contractual term of 3 years (2007: 4 years). The intrinsic value of awards exercised during the years ended December 31, 2008 and 2007 was R14 million and R14 million, respectively. No awards were exercised during 2006.

The Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four free ordinary shares held in the rights offer finalized during July 2008. The benefit to employees were in terms of the anti-dilution provision of the original grant and no additional compensation cost was recognized.

29.   **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

The award of E ordinary shares to the employees:

The average fair value of the E ordinary shares awarded to employees in 2008 was R13 (2007: R79 and 2006: R105) per share. Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the Company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on May 1, 2014.

The value of each share granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the Company's recorded compensation expense could have been different from that reported.

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2008	**2007**	**2006**
Risk-free interest rate	7.00%	7.00%	7.00%
Dividend yield	1.39%	2.06%	2.30%
Volatility factor of market share price	35.00%	33.00%	36.00%

A summary of E ordinary shares, awarded to employees, showing movement from the beginning of the year to the end of the year, is presented below:

	2008 Options (000)	**2008 Weighted-average exercise price R**
Outstanding at the beginning of the year	2,731	307
Granted	172	324
Converted	(11)	310
Forfeited (terminations)	(163)	316
Cancelled	(162)	318
Outstanding at the end of the year	2,567	327
Exercisable at the end of the year	-	-

The options outstanding at year-end had no intrinsic value as the share price at year-end of R252 was lower than the weighted average exercise price of R327 (2007: total intrinsic value of awards outstanding totaled Rnil million). The options have a weighted average remaining contractual term of 3 years (2007: 4 years). The intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was less than R1 million. No awards were exercised during 2006.

Weighted average exercise price is calculated as the initial grant price of R288 plus interest factor less dividend apportionment. This value will change on a monthly basis.

During the years ended December 31, 2008, 2007 and 2006, the Company recognized a compensation expense of $14 million, $18 million and $3 million, respectively, related to the ESOP scheme.

In addition to the above share scheme expenses relating to the Bokamoso ESOP plan, the Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four E ordinary shares held in the rights offer finalized during July 2008. The benefit to employees was in excess of the anti-dilution provision of the original grant and additional compensation cost was recognized. The fair value at grant date of these rights awarded to Bokamoso was calculated at R76 per right. The income statement charge relating to the rights offer to Bokamoso participants was $6 million in 2008. As the rights were issued as fully vested, the expense was recorded immediately.

As of December 31, 2008, there was $14 million of unrecognized compensation cost related to unvested awards of the ESOP scheme. This cost is expected to be recognized over the remaining scheme term of 5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

30.　**SUBSEQUENT EVENTS**

Repayment of convertible bond

The $1.0 billion convertible bond matured on February 27, 2009 and was redeemed by the Company using the proceeds from the Standard Chartered Term Facility that had been arranged for this purpose.　The Company has signed an agreement with Standard Chartered amending the terms of the Term Facility signed in November 2008.　The amendment, which comes into effect upon repayment of $750 million of the facility prior to August 26, 2009 will, in addition to the outstanding balance of $250 million allow the Company to retain revolving access to a further $250 million.　The margin over the bank's capped cost of funds will now remain fixed at 4.25 percent for the full two year period of the facility.

Sale of AngloGold Ashanti's 33.33 percent joint venture interest in Boddington Gold Mine to Newmont Mining Corporation

On January 28, 2009, AngloGold Ashanti announced that it had agreed to sell its indirect 33.33 percent joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation (Newmont).　Consideration for the sale consists of:

- $750 million payable in cash upon the fulfillment of all conditions precedent expected to be fulfilled by June 30, 2008;
- $240 million that will be settled in December 2009, payable in cash and/or Newmont shares, at Newmont's option; and
- A royalty capped at $100 million, calculated as the product of, 50 percent of the amount by which the average spot gold price in each quarter exceeds the costs applicable to sales of the Boddington Gold Mine, as reported by Newmont, by $600 per ounce and, one-third of total gold production from the Boddington Gold Mine in that quarter. The royalty is payable in each quarter from and after the second quarter in 2010 that the above threshold is achieved.

AngloGold Ashanti will be reimbursed for all contributions made to the joint venture after January 1, 2009 and AngloGold Ashanti will pay Newmont $8 million in respect of its share of working capital at January 1, 2009.

Sale of Tau Lekoa mine

On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from January 1, 2010 (or after), the Tau Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas to Simmer and Jack Mines Limited (Simmers) for an aggregate consideration of:

- R600 million less an offset up to a maximum of R150 million for un-hedged free cash flow (net cash inflow from operating activities less stay-in-business capital expenditure) generated by the Tau Lekoa mine in the period between January 1, 2009 and December 31, 2009, as well as an offset for un-hedged free cash flow generated by the Tau Lekoa mine in the period between January 1, 2010 and the effective date of the sale. Simmers shall endeavor to settle the full amount in cash, however it may issue to AngloGold Ashanti ordinary shares in Simmers up to a maximum value of R150 million, with the remainder payable in cash; and
- a royalty (Royalty), determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg. The Royalty will be payable quarterly for each quarter commencing from January 1, 2010 until the total production upon which the Royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000 per kg (in January 1, 2010 terms).

As at December 31, 2008, the carrying amounts of major classes of assets and liabilities of Tau Lekoa included:

	$ million
Inventories	2
Property, plant and equipment	45
Acquired properties	4
Trade and other payables	(2)
Provision for environmental rehabilitation	(3)
	46

SOCIÉTÉ DES MINES DE MORILA S.A.

FINANCIAL STATEMENTS
for the year ended December 31, 2008

Registration number: 15430
Incorporated in the Republic of Mali

Société des Mines de Morila S.A.
Financial Statements
for the year ended December 31, 2008

Statement of responsibility by the board of directors

Report of Independent Registered Public Accounting Firm

Income statement

Balance sheet

Statement of changes in shareholders' equity

Cash flow statement

Notes to the financial statements

Statement of Responsibility by the Board of Directors

For the year ended December 31, 2008

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of Société des Mines de Morila S.A.. The financial statements presented on pages 5 to 33 have been prepared in accordance with International Financial Reporting Standards as issued by the IASB, and include amounts based on judgments and estimates made by management.

The directors are also responsible for the Company's system of internal financial controls. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect misstatement and loss. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Company will not be a going concern in the foreseeable future based on forecasts and available cash resources. These financial statements support the viability of the Company.

Report of the Independent Registered Public Accounting Firm

To the Members of Société des Mines de Morila S.A.

We have audited the accompanying balance sheet of Société des Mines de Morila S.A. (the Company) as of December 31, 2008, and the related statement of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société des Mines de Morila S.A. at December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the IASB.

BDO Stoy Hayward LLP

London, England
April 22, 2009

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Société des Mines de Morila S.A.

We have audited the accompanying balance sheet of Société des Mines de Morila S.A. (the Company) as of December 31, 2006, and the related statement of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société des Mines de Morila S.A. at December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards.

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
June 15, 2007

Société des Mines de Morila S.A.
Income Statements
for the years ended December 31,

	Note	2008 $'000	Unaudited 2007 $'000	2006 $'000 Restated (Note 2.5)
Revenue		370,586	319,218	314,878
Operating costs		(188,174)	(170,332)	(156,552)
		182,412	148,886	158,326
Other (expenditure) / income – net		(5,108)	(990)	2,718
Operating profit	13	177,304	147,896	161,044
Finance income	21	246	362	651
Finance costs	21	(2,450)	(3,392)	(3,739)
Finance costs – net	21	(2,204)	(3,030)	(3,088)
Profit before taxation		175,100	144,866	157,956
Taxation	14	(57,971)	(52,058)	(57,717)
Net profit attributable to Equity Shareholders		117,129	92,808	100,239

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Balance sheets
At December 31,

	Note	2008 $'000	Unaudited 2007 $'000
ASSETS			
Non-current assets		197,891	213,409
Property, plant and equipment	9	65,829	77,159
Deferred tax asset	8	3,897	5,408
Non-current receivables	12	6,087	28,822
Long-term ore stockpiles	10	122,078	102,020
Current assets		147,550	120,020
Inventories	10	95,917	72,061
Accounts receivable	12	15,728	33,952
Prepaid expenses		8,429	14,007
Cash and cash equivalents		27,476	-
Total assets		345,441	333,429
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	4	16	16
Distributable reserves		282,386	266,257
Shareholder's equity		282,402	266,273
Non-current liabilities		21,259	22,808
Deferred tax liability		3,025	2,324
Shareholder's loan	5	4,040	3,860
Environmental rehabilitation provision	6	10,984	11,218
Interest bearing borrowings	7	3,210	5,406
Current liabilities		41,780	44,348
Accounts payable	11	16,608	22,495
Taxation payable		22,976	6,574
Short-term portion of interest bearing borrowings	7	2,196	2,715
Bank overdrafts		-	12,564
Total shareholders' equity and liabilities		345,441	333,429

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Statements of changes in shareholders' equity
for the years ended December 31,

	Share Capital $'000	Retained Income $'000	Total $'000
Balance at January 1, 2005	16	221,710	221,726
Net profit for the year	-	100,239	100,239
Dividends declared and paid	-	(76,000)	(76,000)
Balance at December 31, 2006	16	245,949	245,965
Net profit for the year	-	92,808	92,808
Dividends declared and paid	-	(72,500)	(72,500)
Balance at December 31, 2007	16	266,257	266,273
Net profit for the year	-	117,129	117,129
Dividends declared and paid	-	(101,000)	(101,000)
Balance at December 31, 2008	16	282,386	282,402

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Cash flow statements
for the years ended December 31,

	Note	2008 $'000	Unaudited 2007 $'000	2006 $'000 Restated (Note 2.5)
Cash flows from operating activities				
Profit after taxation		117,129	92,808	100,239
Adjustments:				
- Tax expense		57,971	52,058	57,717
- Net finance charges		2,203	3,030	2,495
- Depreciation		13,397	13,566	15,583
- Provision for bad debt		-	(1,364)	1,137
		190,700	160,098	177,171
Effects of changes in operating working capital items				
- Receivables		19,591	(33,149)	(21,680)
- Inventories and ore stockpiles		(43,913)	(39,092)	(29,441)
- Accounts payable and accrued liabilities		(5,887)	5,437	(5,103)
Cash generated from operations before interest and tax		160,940	93,895	121,540
Taxation paid	15	(12,412)	(30,592)	(36,960)
Interest received		246	362	651
Interest paid –net		(2,449)	(3,392)	(2,982)
Net cash generated from operating activities		146,505	60,445	82,249
Cash flows from investing activities				
Additions to mining assets		(2,750)	(1,694)	(2,900)
Net cash flows utilized in investing activities		(2,750)	(1,694)	(2,900)
Cash flows from financing activities				
Long term liabilities repaid		(2,715)	(3,243)	(2,825)
Increase in shareholder loan		180	171	-
Dividends paid		(101,000)	(72,500)	(76,000)
Net cash flows utilized in financing activities		(103,535)	(75,572)	(78,825)
Net increase/(decrease) in cash and equivalents		40,040	(16,992)	524
Cash and equivalents at beginning of year		(12,564)	4,428	3,904
Cash and equivalents at end of year		27,476	(12,564)	4,428
Cash at bank and in hand		27,476	(12,564)	4,428

The principal non-cash transactions are the acquisition of mining assets through finance leases (note 7) and the off-set of income taxes against indirect tax receivables (note 15).

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

1.   **Nature of operations**

Société des Mines de Morila S.A. (the "Company") owns the Morila gold mine in Mali. The Company is owned 80% by Morila Limited and 20% by the Government of Mali. Randgold Resources Limited and AngloGold Ashanti Limited (formerly AngloGold Limited) each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company's principal product, is currently produced and sold in Mali.

2.   **Significant accounting policies**

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented and are consistent with prior years, except for the change in accounting policy relating to stripping costs. Refer note 2.5.

2.1   **Basis of preparation**

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, as modified by certain financial assets and financial liabilities (including derivative instruments), which are carried at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

2.2   **General**

The financial statements are measured and presented in US dollars, as it is the primary measurement currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

2.3   **Foreign currency translation**

(a)   Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b)   Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

2. Significant accounting policies (continued)

2.4 Property, plant and equipment

(a) Undeveloped properties

Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the values of the exploitable rights have diminished below cost, an impairment is recorded.

(b) Long-lived assets

Long-lived assets including development costs and mine plant facilities are initially recorded at cost. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortisation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalised. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalised until commercial levels of production are achieved, after which the costs are amortised.

(c) Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

(d) Depreciation and amortization

Long-lived assets include mining properties, mine development costs and mine plant facilities. Depreciation and amortization in respect of long-lived assets are charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets, which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years, using the straight-line method but limited to the life of mine.

(e) Impairment

The carrying amounts of the property, plant and equipment of the Company are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less cost to sell.

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company's credit-adjusted risk-free rate. Revenue for pit optimization assumptions are based on a gold price of $650 (2007: $550) and the extraction of proven and probable reserves as per the approved mine plan. Working costs and sustaining capital expenditure are estimated based on the approved mine plan. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

2. Significant accounting policies (continued)

2.5 Stripping costs

All stripping costs incurred (costs incurred in removing overburden to expose the ore) during the production phase of a mine are treated as variable production costs and as a result are included in the cost of inventory produced during the period that the stripping costs are incurred.

2.6 Inventories

Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred in gold production such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties.

Net realizable value is determined with reference to current market prices. A selective mining process is used and a number of grade categories exist. Full grade ore is defined as ore above 1.4g/t and marginal ore is defined a sore between 1.0g/t and 1.4g/t. Mineralised waste is between 0.7g/t and 1.0g/t and was being less than 0.7g/t. Full grade ore and marginal ore form part of inventory. Under present market conditions the mineralised waste is classified as waste.

All stockpile grades are currently being processed and all ore is expected to be fully processed. This does not include high grade tailings, which are carried at zero value due to uncertainty as to whether they will be processed through the plant.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design.

Consumable stores are valued at average cost after appropriate provision for redundant and slow moving items have been made.

2.7 Interest and borrowing cost

Interest and borrowing cost is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment. Borrowing cost is capitalised as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably.

2.8 Financial instruments

Financial instruments are measured as indicated below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable and borrowings.

2.9 Receivables

Receivables are recognised initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortised cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

2.   **Significant accounting policies (continued)**

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2.10   **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the balance sheet, bank overdrafts are included in current liabilities.

2.11   **Borrowings**

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.12   **Accounts payable**

Accounts payable and other short-term monetary liabilities, are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

2.13   **Rehabilitation costs**

The net present value of estimated future rehabilitation cost estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is depreciated as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

2.14   **Provisions**

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

2.   Significant accounting policies (continued)

2.15   Employee benefits

(a)   Post employment benefits

The Company has a defined contribution plan. A defined contribution plan is a plan under which the Company pays fixed contributions. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees.

Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

(b)   Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

2.16   Finance Leases

Leases of plant and equipment where the Company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the shorter of the lease term or the useful lives of the assets.

2.17   Revenue recognition

Revenue is recognized as follows:

a)   Gold sales - Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

These are met when the gold and silver leaves the mine's smelthouse.

As gold sales are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Company's best estimate of contained metal. Subsequently adjustments are recorded in turnover within a matter of days to take into account final assay and weight certificates from the refinery, if different from the initial certificates. Historically the differences between the estimated and actual contained gold have not been significant.

b)   Interest income - Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Interest income is included within finance income.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

2.   Significant accounting policies (continued)

2.18   Exploration costs

The Company expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, i.e. "probable". In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

a)   Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalised as a mine development cost. A 'prefeasibility study' consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the company will obtain future economic benefit from the expenditures.

b)   Exploration and evaluation expenditure on greenfield sites, being those where the company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalised within development costs if the final feasibility study demonstrates that future economic benefits are probable.

c)   Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed, allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalised. These costs are capitalised within development costs.

2.19   Current taxation

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

2.20   Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

2. Significant accounting policies (continued)

2.21 Recent accounting pronouncements

The following standards and interpretations which have been recently issued or revised have not been adopted early by the group. Their expected impact is discussed below:

- **Amendment to IAS 23 Borrowing Costs** (effective for annual periods beginning on or after 1 January 2009).

The amendment removes the option of immediately recognising as an expense borrowing costs that relate to qualifying assets (assets that take a substantial period of time to get ready for use or sale). Instead, an entity will be required to capitalise borrowing costs whenever the conditions for capitalisation are met. The company will apply amendments to IAS 23 from 1 January 2009, but it is not expected to have any significant impact on the accounts of the company.

- **Amendment to IFRS 2 Share-based Payment: Vesting Conditions and cancellations** (effective for annual periods beginning on or after 1 January 2009).

This amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. The purpose of making the distinction is so as to be able to address the accounting for non-vesting conditions, which were not previously covered by IFRS 2. The guidance in IFRS 2 covering the accounting for vesting conditions is not affected by the amendment. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is likely to have a particular impact on entities operating Save As You Earn (SAYE) schemes because it results in an immediate acceleration of the IFRS 2 expense if an employee decides to stop contributing to the savings plan, as well as a potential revision to the fair value of the awards granted to factor in the probability of employees withdrawing from such a plan. The company will apply amendments to IFRS 2 from 1 January 2009, but it is not expected to have any significant impact on the accounts of the company.

- **Amendments to IAS 1 Presentation of Financial Statements: A Revised Presentation** (effective for annual periods beginning on or after 1 January 2009).

The amendment to IAS 1 affects the presentation of owner changes in equity and of comprehensive income. An entity will be required to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). The standard does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. The company will apply amendments to IAS 1 from 1 January 2009, but it is not expected to have any significant impact on the accounts of the company.

- **Amendments to IAS 27 Consolidated and Separate Financial Statements** (effective for annual periods beginning on or after 1 July 2009).

This amendment relates in particular to acquisitions of subsidiaries achieved in stages and disposals of interests, with significant differences in the accounting depending on whether control is gained or not, or a transaction simply results in a change in the percentage of the controlling interest. The amendment does not require the restatement of previous transactions. The amendment to IAS 27 must be adopted at the same time as IFRS 3 Revised. The company will apply amendments to IAS 27 from 1 July 2009, but it is not expected to have any significant impact on the accounts of the company.

- **Amendments to IAS 32 and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation** (effective for annual periods beginning on or after 1 January 2009).

This amendment results in certain types of financial instrument that meet the definition of a liability, but represent the residual interest in the net assets of the entity, being classified as equity. The amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: (a) Puttable financial instruments; and, (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The company will apply amendments to IAS 32 from 1 January 2009, but it is not expected to have any significant impact on the accounts of the company.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

2.   Significant accounting policies (continued)

- **Amendments to IFRS 1 and IAS 27 Cost of an Investment in a subsidiary, jointly-controlled entity or associate** (effective for annual periods beginning on or after 1 January 2009).
This amendment allows a first-time adopter that, in its separate financial statements, elects to measure its investments in subsidiaries, jointly controlled entities or associates at cost to initially recognise these investments either at cost determined in accordance with IAS 27 or deemed cost (being either its fair value at the date of transition to IFRSs or its previous GAAP carrying amount at that date). The company will apply amendments to IFRS 1 and IAS 27 from 1 January 2009, but it is not expected to have any impact on the accounts of the company.

- **Amendment to IAS 39 Financial Instruments: Recognition and Measurement: Eligible Hedged Items** (effective for annual periods beginning on or after 1 July 2009).
This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in the designation of a one-sided risk in a hedged item, and inflation in a financial hedged item. The company will apply amendments to IAS 39 from 1 July 2009, but it is not expected to have any impact on the accounts of the company.

- **IFRIC 13 Customer Loyalty Programmes** (effective for annual periods beginning on or after 1 July 2008).
The Interpretation addresses accounting by entities that grant loyalty award credits (such as 'points' or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services ('awards') to customers who redeem award credits. The Interpretation requires entities to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations. They may fulfil their obligations by supplying awards themselves or engaging (and paying) a third party to do so. The company will apply IFRIC 13 from 1 January 2009, but it is not expected to have any impact on the accounts of the company.

- **IFRIC 15 Agreements for the Construction of Real Estate** (effective for annual periods beginning on or after 1 January 2009).
This Interpretation clarifies the definition of a construction contract, the interaction between IAS 11 and IAS 18 and provides guidance on how to account for revenue when the agreement for the construction of real estate falls within the scope of IAS 18. For some entities, the Interpretation may give rise to a shift from the recognition of revenue using the percentage of completion method to the recognition of revenue at a single time (e.g. at completion, upon or after delivery). Affected agreements will be mainly those accounted for in accordance with IAS 11 that do not meet the definition of a construction contract as interpreted by the IFRIC and do not result in a 'continuous transfer' (i.e. agreements in which the entity transfers to the buyer control and the significant risks and rewards of ownership of the work in progress in its current state as construction progresses). The company will apply IFRIC 15 from 1 January 2009, but it is not expected to have any significant impact on the accounts of the company.

- **IFRIC 16 Hedges of a Net Investment in a Foreign Operation** (effective for annual periods beginning on or after 1 October 2008).
IFRIC 16 clarifies that: (a) The presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. (b) The hedging instrument(s) may be held by any entity or entities within the group, other than the entity being hedged. (c) While IAS 39 Financial Instruments: Recognition and Measurement must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 The Effects of Changes in Foreign Exchange Rates must be applied in respect of the hedged item. IFRIC 16 applies prospectively from its effective date. The company will apply IFRIC 16 from 1 January 2009, but it is not expected to have any impact on the accounts of the company.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

2. Significant accounting policies (continued)

- I**FRIC 17 Distributions of Non-cash Assets to Owners Estate** (effective for annual periods beginning on or after 1 July 2009).

Prior to this interpretation, IFRSs did not address how an entity should measure distributions of assets other than cash when it pays dividends. Dividends payable were sometimes recognised at the carrying amount of the assets to be distributed and sometimes at their fair value. The Interpretation clarifies that: a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity; that an entity should measure the dividend payable at the fair value of the net assets to be distributed; and, that an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions. It does not have to be applied retrospectively. The company will apply IFRIC 17 from 1 January 2010, but it is not expected to have any impact on the accounts of the company.

- **IFRS 8 Operating Segments Estate** (effective for annual periods beginning on or after 1 January 2009).

This standard requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the income statement and balance sheet. The standard also requires explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognised in the income statement and balance sheet. The company will apply IFRS 8 from 1 January 2009, but it is not expected to have any significant impact on the accounts of the company.

- **Improvements to IFRSs** (effective for annual periods beginning on or after 1 January 2009).

This amendment takes various forms, including the clarification of the requirements of IFRSs and the elimination of inconsistencies between Standards. The most significant changes cover the following issues: The classification of assets and liabilities as held for sale where a non-controlling interest is retained; accounting by companies that routinely sells assets previously held for rental to others; accounting for loans given at a nil or below market rate of interest; the reversal of impairments against investments in associates accounted for using the equity method; the timing of expense recognition for costs incurred on advertising and other promotional activity; and, accounting for properties in the course of construction. The company will apply improvements to IFRSs from 1 January 2009, but it is not expected to have any significant impact on the accounts of the company.

- **Revised IFRS 1 First-time Adoption of international Financial Reporting Standards** (effective for annual periods beginning on or after 1 January 2009).

The revised version of IFRS 1 has an improved structure but does not contain any technical changes. This revision is not applicable to the company, as it already prepares it financial statements under IFRS.

- Revised IFRS 3 Business Combinations (effective for annual periods beginning o or after 1 July 2009).

The basic approach of the existing IFRS 3 to apply acquisition accounting in all cases and identify an acquirer is retained in this revised version of the standard. This includes much of the current guidance for the identification and recognition of intangible assets separately from goodwill. However, in some respects the revised standard may result in very significant changes, including: The requirement to write of all acquisition costs to profit or loss instead of including them in the cost of investment; the requirement to recognise an intangible asset even if it cannot be reliably measured; and, an option to gross up the balance sheet for goodwill attributable to minority interests (which are renamed 'non-controlling interests'). The revised standard does not require the restatement of previous business combinations. Revised IFRS 3 must be adopted at the same time as the amendment to IAS 27. The company will apply revised IFRS 3 from 1 January 2009, but it is not expected to have any significant impact on the accounts of the company.

The company has adopted the following standards which is effective for the first time this year. The impact is discussed below:

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

2. Significant accounting policies (continued)

- **IFRIC INTERPRETATION 11 IFRS 2 SHARE-BASED PAYMENT - GROUP AND TREASURY SHARE TRANSACTIONS** (effective for annual periods beginning on or after 1 March 2007)
This interpretation addresses the classification of a share based payment transaction (as equity or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving accounts of the company or group. The company has applied IFRIC Interpretation 11 from 1 January 2008, but it has not had any impact on the accounts of the company.

- **IFRIC INTERPRETATION 12 SERVICE CONCESSION ARRANGEMENTS** (effective for annual periods beginning on or after 1 January 2008)
This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The company has applied IFRIC Interpretation 12 from 1 January 2008, but it has not had any impact on the accounts of the company.

- **IFRIC 14 AND IAS 19 THE LIMITS ON DEFINED ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION** (for annual periods beginning on or after 1 January 2008).
This interpretation clarifies when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, how a minimum funding requirement might affect the availability of reductions in future contributions and when a funding requirement might give rise to a liability. The company has applied IFRIC Interpretation 14 from 1 January 2008, but it has not had any impact on the accounts of the company.

- **AMENDMENTS TO IAS 39 AND IFRS7: RECLASSIFICATION OF FINANCIAL INSTRUMENTS** (effective 1 July 2008) **AMENDMENTS TO IAS 39 AND IFRS7: RECLASSIFICATION OF FINANCIAL INSTRUMENTS – EFFECTIVE DATE AND TRANSITION** (effective 1 July 2008)
This amendment permits an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available for sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. The company has applied the amendment to IAS39 and IFRS7 from 1 July 2008, but it has not had any impact on the accounts of the company.

3. Critical accounting estimates and judgements

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 3.5% per annum (2007: 4%), being an estimate of the prevailing interest rates. Expenditure is expected to be incurred at the end of the mine life. For further information, including the carrying amounts of the liabilities, refer to note 6. A 1% change in the discount rate of the company's rehabilitation estimates would result in a US$0.7 million (2007: US$0.7 million) impact on the provision for environmental rehabilitation.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

3.   Critical accounting estimates and judgements (continued)

Determination of ore reserves

The company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and ore Reserves of December 2004 (the JORC code). Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, as well as the assessment of the carrying value of mining assets.

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Gold price assumptions

The gold price used in the mineral reserves optimization calculation is US$650 (2007: US$525). Changes in the gold price used could result in changes in the mineral reserve optimization calculations. Mine modeling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions.

Indirect taxes receivable

Given their slow moving nature, the group has had to apply judgement in determining when amounts will be recovered with respect to indirect taxes owing by the Mali Government. The amounts reflected in the financial statements are based on the directors' best estimate of the timing of the recovery of these amounts. For further information, including carrying amounts of the assets, refer to note 12.

Areas of judgement made in applying specific accounting policies that have the most significant effect on the amounts recognized in the financial statements are:

Exploration and evaluation expenditure

The Company has to apply judgement in determining whether exploration and evaluation expenditure should be capitilised or expensed, under the policy described in note 2. Management exercises this jdugement based on the results of economic evaluation, prefeasibility or feasibility studies. Costs are capitalized where those studies conclude the more likely than not that the company will obtain future economic benefit from the expenditures.

Depreciation

There are several methods for calculating depreciation, i.e. the straight-line method, the units of production method using ounces produced and the units of production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage.

Carrying values of property, plant and equipment

The company assess at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the company estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of "value in use" (being the net present value of expected future cash flows of the relevant cash generating unit) and "fair value less cost to sell" . The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

- The quantities of the reserves and mineral resources for which there is a high degree of confidence in economic extraction;
- Future production levels;
- Future commodity prices;
- Future cash cost of production, capital expenditure, close down, restoration and environmental clean up; and
- Future gold prices (a US$800 gold price was used for the current year's impairment calculations).

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

4. Share capital

Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communauté Financière Africaine franc ("CFA") 10 000 ($16.356) each:

	Number of Shares authorized and issued	Unaudited 2008 $'000	Unaudited 2007 $'000
Morila Limited	800	13	13
Government of Mali	200	3	3
	1,000	16	16

5. Shareholder's loan

	2008 $'000	Unaudited 2007 $'000
Government of Mali	4,040	3,860
	4,040	3,860
Made up of:		
Principal	2,560	2,560
Deferred interest	1,480	1,300
	4,040	3,860

The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum and has no fixed terms of repayment. The weighted average interest rate as at December 31, 2008 on the shareholders' subordinated loans was 7% (December 31, 2007: 7%).

6. Environmental rehabilitation provision

Opening balance	11,218	10,012
Accretion expense	449	601
Change in estimate	(683)	605
	10,984	11,218

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 3.5% per annum (2007: 4%), being an estimate of the risk free pre-tax, cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $12.1 million (December 31, 2007: $12.7 million), the majority of which will only be expended at the end of the mine life.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation provision using the standards as set by the World Bank which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Company's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

The Company is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it. It also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

6. Environmental rehabilitation provision (continued)

While the ultimate closure costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency as these are clearly defined in the Company's mining convention.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

7. Interest bearing borrowings

	2008 $'000	Unaudited 2007 $'000
a) Rolls Royce finance lease	4,481	6,754
b) Air Liquide finance lease	925	1,367
	5,406	8,121
Less: Current portion of long term liabilities:		
a) Rolls Royce finance lease	1,741	2,273
b) Air Liquide finance lease	455	442
	2,196	2,715
	3,210	5,406

a) Rolls Royce finance lease
This lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2008 was approximately 33% (2007: 23%) per annum. The lease is collateralized by plant and equipment whose net book value at December 31, 2008 amounted to $4.5 million (2007: $8.9 million). Average annual lease payment of $3.8 million (capital and interest) are payable in instalments over the term of the lease. Randgold Resources Limited guaranteed the repayment of the lease.

b) Air Liquide finance lease
The Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2008 was approximately 3.09% (2007: 3.09%) per annum. The lease is collateralized by the production units whose net book value at December 31, 2008 amounted to $0.9 million (2007: $1.3 million).

Finance lease liabilities – minimum lease payments:

Not later than 1 year	3,261	4,202
Later than 1 year and not later than 5 years	4,449	7,710
Later than 5 years	-	-
	7,710	11,912
Future finance costs of finance leases	(2,304)	(3,791)
Present value of finance lease liabilities	5,406	8,121

The present value of the finance lease liabilities is as follows:

Not later than 1 year	2,196	2,715
Later than 1 year and not later than 5 years	3,210	5,406
Later than 5 years		-
	5,406	8,121

The sensitivity of the company's borrowing to changes in interest rates is included in note 16.3.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

7.   **Interest Bearing Borrowings (continued)**

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amount		Fair value	
		Unaudited		Unaudited
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Finance leases	3,210	5,406	3,210	5,406
	3,210	5,406	3,210	5,406

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the borrowing rate.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

| | | Unaudited |
| | 2008 | 2007 |
	$'000	$'000
US Dollar	5,406	8,121

8.   **Deferred taxation**

Deferred tax is calculated in full on temporary differences under the liability method using a principal tax rate of 35% (2007: 35%).

The movement on deferred taxation is a follows:

At beginning of the year	3,084	6261
Income statement charge	(2,212)	(3,177)
At end of year	872	3,084
Deferred taxation assets and liabilities comprise of the following		
Accelerated tax depreciation	(3,025)	(2,324)
Deferred taxation liability	(3,025)	(2,324)
Ore stockpiles and gold-in-process		
Decelerated tax depreciation	3,897	5,408
Deferred taxation asset	3,897	5,408
Net deferred taxation asset	872	3,084

9.   **Property, plant and equipment**

Mine properties, mine development costs and mine plant facilities and equipment
Cost

Beginning of year	203,273	200,975
Additions	2,750	1,693
Revision in estimate of rehabilitation costs	(683)	605
	205,340	203,273
Accumulated depreciation		
At beginning of year	126,114	112,548
Charge for the year	13,397	13,566
	139,511	126,114
Net book value	65,829	77,159

Long-lived assets

Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $61 million as at December 31, 2008 (2007: $74 million).

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

9. **Property, plant and equipment (continued)**

   Short-lived assets

   Short-lived assets are those assets which are amortized over their useful life but limited to the life of the mine and are comprised of motor vehicles and other equipment. The net book value of these assets was $4.8 million as at December 31, 2008 (2007: $3.2 million).

10. **Inventories**

	2008 $'000	Unaudited 2007 $'000
Consumables stores	29,857	25,914
Gold in process	2,834	2,500
Short-term portion of ore stockpiles	65,110	45,650
	97,801	74,064
Provision for obsolescence	(1,884)	(2,003)
	95,917	72,061
Long-term portion of ore stockpiles	122,078	102,020
	217,995	174,081

Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates.

11. **Accounts payable**

Related party payables		
- AngloGold Ashanti Limited	742	3,591
- AngloGold Services Mali S.A.	-	513
- Societe d'Exploitation des Mines d'Or de Sadiola S.A.	-	-
Trade creditors	1,774	7,754
Payroll cost accruals	807	1,216
Indirect taxes payable	-	-
Accruals	13,285	9,421
	16,608	22,495

12. **Accounts receivable**

Related party receivables		
- AngloGold Ashanti Limited	89	19
- AngloGold Services Mali S.A.	-	-
- Societe d' Exploitation des Mines d'Or de Sadiola S.A.	32	99
- Societe des Mines de Loulo S.A.	31	-
- Societé Ashanti Goldfields de Guinée S.A.	16	46
- Geita Gold Mining Limited	-	-
Gold sales trade receivable	6,344	16,148
Value added tax receivable	12,243	37,760
Fuel duties receivable	5,367	10,094
MDM receivable	-	-
Other	534	1,449
	24,656	65,615
Impairment provision	(2,841)	(2,841)
	(6,087)	62,774
Less non – current portion	15,728	(28,822)
Current accounts receivable	15,728	33,952

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

12.   **Accounts Receivable (continued)**

The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security. Refer to note 16 for further information on the concentration of credit risk.

The fair values of trade and other receivables are as follows:

	2008 $'000	Unaudited 2007 $'000
Related party receivables		
- AngloGold Ashanti Limited	89	19
- AngloGold Services Mali S.A.	-	-
- Societe d' Exploitation des Mines d'Or de Sadiola S.A.	32	99
- Societe des Mines de Loulo S.A.	31	-
- AngloGold Mines de Siguiri Guinea	16	46
- -Geita Gold Mining	-	-
Gold sales trade receivable	6,344	16,148
Value added tax receivable	11,668	37,185
Fuel duties receivable	3,101	7,828
MDM receivable	-	-
Other	534	1,449
	21,815	62,774

13.   **Profit before taxation**

	2008 $'000	Unaudited 2007 $'000	2006 $'000
Profit before tax is arrived at after taking into account the following:			
Depreciation	13,397	13,566	15,583
Auditor's remuneration			
- audit fees	107	141	141
(Reversal of)/Impairment on accounts receivable	-	(3,886)	1,137
Forex differences - net	(4,237)	(3,709)	(2,124)
Inventory obsolescence provision		1,063	1,062
Exploration Expense	134	2,076	6,606
Royalties	22,246	19,170	18,856
Total employee benefit cost	13,849	14,108	13,631
Related party management fee (note 21)	3,715	3,202	3,149

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

14. Taxation

Major items causing the Company's actual income tax charge to differ from estimates at the standard charge of 35 percent of taxable income are as follows:

		Unaudited	
	2008 $'000	2007 $'000	2006 $'000
Current taxation	55,759	48,881	56,427
Deferred taxation charge/(credit) relating to the origination and reversal of temporary differences	2,212	3,177	1,290
	57,971	52,058	57,717
The tax on the Company's profit before tax differs from the theoretical amount that would arise using the statutory tax rate as follows:			
Profit before tax	175,099	144,867	157,956
Tax calculated at tax rate of 35%	61,284	50,703	55,285
Expenses not deductible for tax purposes			
- Provisions/allowances	885	947	2,708
- Other Permanent Differences	(4,198)	408	(276)
Taxation charge	57,971	52,058	57,717

Under Malian tax law, income tax expense is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2008, 2007 and 2006 respectively, for deduction against future mining income.

15.1 Notes to the cash flow statement

Taxation paid			
- Balance at beginning of year	6,574	4,434	6,844
- Charge to income statement	57,971	52,058	57,717
- Offsets against indirect tax receivables	(26,945)	(16,149)	(21,877)
- Movement in deferred taxation	(2,212)	(3,177)	(1,290)
- Balance at end of year	(22,976)	(6,574)	(4,434)
- Tax paid	12,412	30,592	36,960

15.2 Non-cash transactions

The principal non-cash transaction is the off-set of income taxes against indirect tax receivables.

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

16.   Financial risk management

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which include mainly gold forward and gold option contracts.

16.1   Concentration of credit risk

The company's financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the company's principal product, is produced in Mali. The gold produced is sold to a reputable gold refinery. The company is not exposed to significant credit risk, as cash is received within a few days of the sale taking place.

Included in receivables is US$15million net of a present value provision (2007: US$45 million), see note 12, relating to indirect taxes owing to the company by the State of Mali, which are denominated in FCFA.

16.2   Foreign currency and commodity price risk

In the normal course of business, the company enters into transactions denominated in foreign currencies (primarily Euro and Communauté Financière Africaine Franc). As a result, the company is subject to exposure from fluctuations in foreign currency exchange rates. In general, the company does not enter into derivatives to manage these currency risks. Generally, the company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices.

The company does not enter into any contracts or options to manage the foreign currency exchange risk associated with entering into transactions denominated in Euro and CFA. Gold sales are disclosed in US dollars and do not expose the company to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. The company does not currently have any such contracts or options. The company is also exposed to fluctuations in the price of consumables such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

	2008 $'000	Unaudited 2007 $'000
Cash and cash equivalents includes balances denominated in		
- Communauté Financière Africaine franc (CFA)	(6,204)	(13,792)
Accounts receivable and prepayments include balances denominated in		
- Communauté Financière Africaine franc (CFA)	12,615	49,096
- South African Rand (ZAR)	31	-
- Euro (EUR)	17	-
Accounts payable and taxation payable include balances denominated in		
- Communauté Financière Africaine franc (CFA)	(6,394)	3,319
- South African Rand (ZAR)	(1,350)	(414)
- Pound Sterling (GBP)	(4)	(64)
- Euro (EUR)	(78)	(74)

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

16.   **Financial Risk Management (continued)**

16.3   Interest rates and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the company receives cash from its operations and is required to fund working capital and capital expenditure requirements. The company generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. Cash is therefore only held on deposit with reputable banks. The company has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the company's borrowings would result in a US$2.7 million (2007: US$2.4 million) negative impact on profit before tax. The maturity of borrowings is set out in note 7, the maturity of all other financial liabilities is not later than one year.

16.4   Capital risk management

The company's objectives when managing capital are to safeguard the company's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the balance sheet, plus net debt.

Maturity analysis

The table below analyses the Company's financial liabilities into the relevant maturity groupings based on the remaining period from the balance sheet to the contractual maturity date.   As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agreed with the amounts disclosed in the balance sheet.

At 31 December 2008

	Trade and other Payables US$000	Borrowings US$000	Expected future interest payments US$000	Other financial liabilities US$000
Financial liabilities				
Within 1 year, on demand	16,608	2,196	1,065	-
Between 1 and 2 years	-	2,625	990	-
Between 2 and 3 years	-	585	248	-
Between 3 and 4 years	-	-	-	-
Between 4 and 5 years	-	-	-	-
After 5 years	-	-	-	4,040
Total	16,608	5,406	2,303	4,040

Sensitivities

The following table sets forth a sensitivity analysis of profit after tax as affected by fluctuations in the gold spot price as at 31 December, 2008:

Sensitivity to Change in Gold Price at December 31, 2008

Change in $ gold price	300	200	100	0	(100)	(200)	(300)
Profit/(loss) after tax ($ millions)	192	165	139	113	86	60	33

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

17.   **Fair value of financial instruments**

The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2006 and 2005. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		December 31, 2008		Unaudited December 31, 2007	
	Classes of Financial instruments	Carrying amount $'000	Fair Value $'000	Carrying amount $'000	Fair Value $'000
Financial assets					
Cash and equivalents	Loans and receivables	27,476	27,476	-	-
Receivables	Loans and receivable	21,815	21,815	62,774	62,774
Financial liabilities					
Bank overdraft	Other financial liabilities	-	-	(12,564)	(12,564)
Accounts payable	Other financial liabilities	16,608	16,608	22,495	22,495
Long-term liabilities	Other financial liabilities	3,210	3,210	5,406	5,406
Short term portion of long term liabilities	Other financial liabilities	2,196	2,196	2,715	2,715
Shareholder's loan	Other financial liabilities	4,040	4,040	3,860	3,860

Estimation of fair values

Receivables, restricted cash, accounts payable, cash and equivalents and bank overdrafts
The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long term debt
The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

18.   **Post employment benefits**

Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2008, 2007 and 2006 amounted to $2.1 million, $2.2 million and $2.6 million respectively.

19.   **Commitments**

Capital expenditure for mining assets

	2008 $'000	Unaudited 2007 $'000
Contracts for capital expenditure	-	-
Authorized but not contracted for	141	1,265
	141	1,265

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

19.   Commitments (continued)

Somadex mining contractor expenditure

	2008 $'000	Unaudited 2007 $'000
Not later than 1 year	30,178	49,281
Later than 1 year and not later than 5 years	-	23,742
Later than 5 years	-	-
	30,178	73,023

20.   Related party transactions

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears. The management fees for the year ended December 31, 2008 amounted to $0.4 million (2007: $3.2 million) (2006: $3.1 million). With effect from 15 February 2008, Randgold Resources (through Mining Investments Jersey Limited) assumed responsibility for the operatorship of Morila SA and accordingly receives payment of the management fees. The total management fee received for the year amounted to US$3.3 million and the amount outstanding at year end was US$1 million.

Royalties are payable to the Government of Mali in the form of Ad Valorem taxes and CPS at a total rate of 6% of total sales. The royalties for the year ended December 31, 2008 amounted to $22.2 million (2007: $19.1 million) (2006: $18.9 million). Refer to the Value added tax receivable and Fuel duty receivable in note 11 to the financial statements for the balances owed by the Government of Mali to the Company.

Notes 11 and 12 to the financial statements set out the other balances receivable and payable relating to fellow subsidiaries.

Transactions with fellow subsidiaries and shareholders are set out as follows:

	2008 $'000	Unaudited 2007 $'000
Sales/services to related parties		
- AngloGold Ashanti Limited	1	59
- AngloGold Services Mali S.A.	-	28
- Societe d' Exploitation des Mines d'Or de Sadiola S.A.	188	261
- Societé d'Exploitation des Mines d'Or de Yatela S.A.	3	2
- Societe des Mines de Loulo S.A.	-	-
- Societé Ashanti Goldfields de Guinée S.A.	180	27
- Geita Gold Mining Limited	-	1
Purchases from related parties		
- AngloGold Ashanti Limited	(2,457)	(5,677)
- AngloGold Services Mali S.A.	(810)	(4,260)
- Societe d'Exploitation des Mines d'Or de Sadiola S.A.	23	(21)
- Societé d'Exploitation des Mines d'Or de Yatela S.A.	3	(1)
- Geita Gold Mining Limited	1	(91)
- Mining Investments Jersey Limited	(3,300)	-

Société des Mines de Morila S.A.
Notes to the financial statements
for the year ended December 31, 2006, 2007 and 2008

20. Related Party Transaction (continued)

Key management remuneration:

	2008 $'000	Unaudited 2007 $'000	2006 $'000
Short-term employee benefits	2,161	1,636	1,090
Post-employment benefits	-	148	36
	2,161	1,784	1,126

21. Finance income and costs

	2008	2007	2006
Finance income – interest income on short term deposits	246	362	651
Finance income	246	362	651
Interest expense – borrowings	(2,000)	(2,791)	(3,146)
Unwind of discount on provisions for environmental rehabilitation	(450)	(601)	(593)
Finance costs	(2,450)	(3,392)	(3,739)
Finance costs - net	(2,204)	(3,030)	(3,088)

22. Post balance sheet events

An amount of US$45 million was declared and paid to shareholders as dividends for the period 1 January 2009 to 31 March 2009.

SOCIÉTÉ D'EXPLOITATION DES MINES D'OR DE SADIOLA S.A.

FINANCIAL STATEMENTS
as of and for the year ended December 31, 2008

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Financial statements and report of the Independent Registered Public Accounting Firm
For the year ended December 31, 2008

Report of independent registered public accounting firm

Income statements

Balance sheets

Statement of changes in stockholders' equity

Cash flow statements

Notes to the financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and stockholders of Societe d'Exploitation des Mines d'Or de Sadiola S.A.:

We have audited the accompanying balance sheet of Societe d'Exploitation des Mines d'Or de Sadiola S.A. (the company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. We have also audited the accompanying statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Societe d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31, 2008, and the results of its operations and its cash flows for each of the years ended December 31, 2008 and 2006 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc.
Registered Auditor

Bloemfontein, South Africa
May 4, 2009

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Income Statements
For the years ended December 31,

	Note	2008	Unaudited 2007	2006
			U$	
Revenue	3	396,209,095	267,911,114	300,727,005
Operating costs		(251,400,605)	(173,088,367)	(167,004,820)
Gross profit		144,808,490	94,822,747	133,722,185
Exploration costs		(3,664,509)	(1,816,335)	(553,347)
Other operating income		38,344	44,668	692,296
Operating special items		(167,498)	-	-
Net foreign exchange gain (loss)		(3,645,159)	1,926,568	1,208,733
Special impairments of indirect receivables and special expenses for indirect taxes payable	5	(11,708,229)	(2,652,397)	(4,136,344)
Operating profit	4	125,661,439	92,325,251	130,933,523
Interest income		626,239	876,185	1,004,863
Interest expense		(1,173,763)	(2,426,997)	(748,870)
Profit before taxation		125,113,915	90,774,439	131,189,516
Taxation	6	(56,548,428)	(24,299,036)	(40,925,311)
Profit for the year attributable to equity holders		68,565,487	66,475,403	90,264,205

The accompanying notes are an integral part of the financial statements.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Balance Sheet
As at December 31,

	Note	2008	Unaudited 2007
		US$	
ASSETS			
Non-current assets			
Property, plant and equipment	7	71,153,793	127,714,713
Inventories	8	80,393,816	50,846,071
Trade and other receivables	9	-	30,260,588
Deferred taxation	12	17,449,416	1,243,101
		168,997,025	210,064,473
Current assets			
Inventories	8	73,790,047	62,915,746
Trade and other receivables	9	38,062,006	16,635,571
Taxation	15	-	2,019,356
Cash and cash equivalents	10	48,578,860	17,842,992
		160,430,913	99,413,665
Total assets		329,427,938	309,478,138
EQUITY AND LIABILITIES			
Equity			
Stockholders' equity		204,334,161	245,768,674
Non-current liabilities			
Provisions	11	38,892,261	31,904,870
		38,892,261	31,904,870
Current liabilities			
Trade and other payables	13	34,595,980	31,804,594
Taxation	15	51,605,536	-
		86,201,516	31,804,594
Total liabilities		125,093,777	63,709,464
Total equity and liabilities		329,427,938	309,478,138

The accompanying notes are an integral part of the financial statements.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Statement of changes in stockholders' equity
For the years ended December 31,

	Note	Ordinary stock (note 16)	Non-distributable reserve	Retained earnings	Total stockholders' equity
			US$		
Balance at December 31, 2005		20,000,000	4,000,000	155,029,066	179,029,066
Profit for the year		-	-	90,264,205	90,264,205
Dividends declared		-	-	(90,000,000)	(90,000,000)
Balance at December 31, 2006		20,000,000	4,000,000	155,293,271	179,293,271
Profit for the year		-	-	66,475,403	66,475,403
Balance at December 31, 2007 (unaudited)		20,000,000	4,000,000	221,768,674	245,768,674
Profit for the year		-	-	68,565,487	68,565,487
Dividends declared	14	-	-	(110,000,000)	(110,000,000)
Balance at December 31, 2008		20,000,000	4,000,000	180,334,161	204,334,161

The non-distributable reserve is a legal reserve created in 1997 and is a requirement of the commercial law of Mali. This law prescribes the transfer of 10% of profits, restricted to a maximum of 20% of ordinary share capital, to a non-distributable reserve. Such reserve only becomes distributable in the event the company is liquidated.

The accompanying notes are an integral part of the financial statements.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Cash flow statements
For the years ended December 31,

	Note	2008	Unaudited 2007	2006
			US$	
Net cash provided by operating activities				
Profit for the year		68,565,487	66,475,403	90,264,205
Adjusted for:				
Non-cash movements				
- taxation charge per income statement		56,548,428	24,299,036	40,925,311
- adjustment for obsolete and slow-moving consumable stores		-	-	432,263
- net foreign exchange (gains) / losses		3,645,159	(1,926,568)	(1,208,733)
- present value adjustment of VAT taxes refundable		-	1,749,582	(81,012)
- present value adjustment on refundable tax on fuel		-	(65,701)	247,119
- operating special items		167,498	-	-
- unwinding of non-current provisions		1,173,763	743,116	582,763
- environmental restoration charge to the income statement		2,103,747	5,734,370	67,261
- employee long service obligation charge to the income statement		485,555	202,188	(1,737,418)
- amortisation of property, plant and equipment		68,304,975	12,100,569	34,039,909
Special impairment of indirect taxes receivable and special expenses for indirect taxes payable		11,708,229	2,652,397	4,136,344
Employees long service obligation paid		(131,527)	-	-
Increase in non-current inventories		(29,547,745)	(22,174,129)	(10,735,511)
Increase in non-current VAT and fuel tax refundable		-	(1,925,262)	(13,784,316)
Income tax paid	15	(19,129,851)	(63,124,917)	(19,291,949)
Increase in inventories		(10,874,301)	(8,937,676)	(12,888,499)
Decrease in trade and other receivables		3,471,718	2,211,923	2,693,227
Increase (decrease) in trade and other payables		(7,199,567)	9,055,877	386,231
Net cash inflow from operating activities		149,291,568	27,070,208	114,047,195
Net cash used in investing activities				
Capital expenditure		(8,555,700)	(15,139,463)	(10,320,354)
Net cash outflow from investing activities		(8,555,700)	(15,139,463)	(10,320,354)
Net cash used in financing activities				
Dividends paid	14	(110,000,000)	(22,906,407)	(87,093,593)
Net cash outflow from financing activities		(110,000,000)	(22,906,407)	(87,093,593)
Net increase / (decrease) in cash and cash equivalents		30,735,868	(10,975,662)	16,633,248
Cash and cash equivalents at beginning of year		17,842,992	28,818,654	12,185,406
Cash and cash equivalents at end of year	10	48,578,860	17,842,992	28,818,654

The accompanying notes are an integral part of the financial statements.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

1. **Business activities**

   Société d'Exploitation des Mines d'Or de Sadiola S.A. (Semos) is a company registered in Mali. The Company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on March 4, 1997.

2. **Accounting policies**

   Statement of compliance
   The company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.

   During the current financial year the following new or revised accounting standards, amendments to standards and new interpretations were adopted by Société d'Exploitation des Mines d'Or de Sadiola S.A:

Standard or Interpretation	Title	Effective date
IAS 39 & IFRS 7	Reclassification Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures	For reclassifications on or after 1 November 2008, date of reclassification or for previous reclassifications, 1 July 2008

   The adoption of the amendment to IAS 39 and IFRS 7 did not have any effect on the financial position or performance of Société d'Exploitation des Mines d'Or de Sadiola S.A

   During the current financial year no new or revised accounting standards, amendments to standards and new interpretations were early adopted by Société d'Exploitation des Mines d'Or de Sadiola S.A

   The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for Société d'Exploitation des Mines d'Or de Sadiola S.A, have not been adopted in the current year:

Standard or Interpretation	Title	Effective for annual period beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards	1 January 2009
IFRS 1/IAS 27	Amendments – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	1 January 2009
IFRS 2	Amendments – Vesting Conditions and Cancellations	1 January 2009
IFRS 3	Business Combinations (revised)	1 July 2009
IFRS 8	Operating Segments	1 January 2009
IAS 1	Presentation of Financial Statements – (revised)	1 January 2009
IAS 32/IAS 1	Amendments – Puttable Financial Instruments and Obligations arising on Liquidation	1 January 2009
IAS 27	Consolidated and Separate Financial Statement (revised)	1 July 2009
IAS 39	Amendment – Eligible Hedged Items	1 July 2009
IFRSs	Annual Improvements Project	1 July 2009
IFRIC 15	Agreements for the Construction of Real Estate	1 January 2009
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	1 October 2008
IFRIC 17	Distributions of Non-cash Assets to Owners	1 July 2009
IFRIC 18	Transfers of Assets from Customers	1 July 2009

   The company has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2009 and later years and concluded that they will have no material financial impact.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.1   Basis of preparation

The financial statements are prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The company's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards mentioned above. The financial statements are presented in US dollars.

2.2   Changes in accounting policies

The adoption of the new and revised standards and interpretations mentioned above did not have any consequential effect on the accounting policies:

2.3   Significant accounting judgments and estimates

Use of estimates: The preparation of the financial statements requires the company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments, write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities, the fair value and accounting treatment of financial instruments and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

As a global company, the company is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of property, plant and equipment

All mining assets are amortised using the units-of-production (UOP) method where the mine operating plan calls for production from well-defined mineral reserves over proved and probable reserves.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the mine.

The calculation of the UOP rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

   2.3   Significant accounting judgments and estimates (continued)

   Carrying value of property, plant and equipment *(continued)*

   These factors could include:

   • changes in proved and probable mineral reserves;
   • the grade of mineral reserves may vary significantly from time to time;
   • differences between actual commodity prices and commodity price assumptions;
   • unforeseen operational issues at mine sites;
   • changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
   • changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

   The recoverable amounts of individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.

   The company defers stripping costs incurred during the production stage of its open-pit operations, where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.

   In the production stage of the open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.

   If the company were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of the mine's operation.

   Deferred stripping costs are included in 'Mine development costs', within Property, plant and equipment. These form part of the total investment in the individual asset, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs.

   The company reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets.

   Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2. **Accounting policies** *(continued)*

   2.3   Significant accounting judgments and estimates (continued)

   Production start date

   The company assesses the mine construction project to determine when it moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the construction project such as the complexity of a plant and its location. The company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but, are not limited to, the following:

   - the level of capital expenditure compared to the construction cost estimates;
   - completion of a reasonable period of testing of the mine plant and equipment;
   - ability to produce gold in saleable form (within specifications and with insignificant revenue);
   - ability to sustain ongoing production of gold.

   When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements or reserve development.

   Income taxes

   The company is subject to income tax. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

   The company recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the company to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

   Additionally, future changes in tax laws in the jurisdiction in which the company operates could limit the ability of the company to obtain tax deductions in future periods.

   Provision for environmental rehabilitation obligations

   The company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The company recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.3   Significant accounting judgments and estimates (continued)

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.

Recoverable tax, rebates, levies and duties

Société d'Exploitation des Mines d'Or de Sadiola S.A. is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition Société d'Exploitation des Mines d'Or de Sadiola S.A. has unresolved tax disputes. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to Société d'Exploitation des Mines d'Or de Sadiola S.A. it could have an adverse effect upon the carrying value of these assets.

Ore Reserve estimates

Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the company's properties. In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The company is required to determine and report Ore Reserves in accordance with the SAMREC code.

Because the economic assumptions used to estimate Ore Reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the company's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows.
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change.
- overburden removal costs recorded on the balance sheet or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation.
- decommissioning, site restoration and environmental provisions may change where changes in estimated Ore Reserves affect expectations about the timing or cost of these activities.
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.3   Significant accounting judgments and estimates (continued)

Exploration and evaluation expenditure

The company's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of judgement and estimates of the outcome of future events.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the company may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the company could be materially affected by the unfavourable outcome of litigation.

2.4   Summary of significant accounting policies

Foreign currency translation

Functional currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').   The functional currency of United States Dollars (US$) is used as opposed to the currency of the country in which the enterprise is domiciled, namely Franc de la Communauté Financière d'Afrique (F CFA). The decision has been taken on the basis of US$ being the functional currency in which the enterprise receives its revenue and majority of costs are mainly influenced by the US dollar.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.

Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

    2.4   Summary of significant accounting policies (continued)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

If there is an indication that the recoverable amount of any property, plant and equipment is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the company, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

Amortisation of assets (mine development costs) is calculated to allocate the cost of each asset to its residual value over its estimated useful life. Those assets not amortised on the units-of-production method (include in mine infrastructure) as amortised as follows:

- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years;
- computer equipment up to three years; and
- leased assets over the period of the lease.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing net sales proceeds with the carrying amount. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of the mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at the acquisition date.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.4   Summary of significant accounting policies (continued)

Mine development costs (continued)

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.

The cost of the "excess stripping" is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalised costs are expensed to increase the cost up to the average.

The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves. Other property, plant and equipment comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Exploration and Evaluation assets

All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

- Costs on greenfields sites, being those where the company does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

   2.4   Summary of significant accounting policies (continued)

   Impairment of assets

   Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

   An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

   Impairment calculation assumptions include life of mine plans based on published reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment.

   Leased assets

   Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

   Exploration and research expenditure

   Pre – license costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling costs.

   Inventories

   Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:

   - gold in process is valued at the average total production cost at the relevant stage of production;
   - gold doré / bullion is valued on an average total production cost method;
   - ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
   - by-products are valued on an average total production cost method.
   - Mine operating supplies are valued at average cost

   A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.4   Summary of significant accounting policies (continued)

Provisions

Provisions are recognised when the company has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the company has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.

Employee benefits

Short-term employee benefits
The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.

The provisions for employee entitlements to wages, salaries, and annual leave represent the amount which the company has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

Long-term employee benefits
Liabilities for employee benefits which are not expected to be settled within 12 months are discounted at a pre tax rate that reflects current market assessments of the time value of money.

The Company and all employees contribute towards the Malian Government social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed their contributions made to the social security fund.

Environmental expenditure

The company has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the company's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.4   Summary of significant accounting policies (continued)

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.

Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production.

Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following criteria must also be present:

- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the company; and
- where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Taxation

Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.4   Summary of significant accounting policies (continued)

Taxation (continued)

Current and deferred tax is recognised as income or expense and included in profit or loss for the period.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date.

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as "special items" on the face of the income statement. Special items that relate to the underlying performance of the business are classified as "operating special items" and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as "non-operating special items" and are presented below "Operating (loss) profit" on the income statement.

Dividend distribution

Dividend distribution to the company's shareholders is recognised as a liability in the company's financial statements in the period in which the dividends are declared by the board of directors of Société d'Exploitation des Mines d'Or de Sadiola S.A..

Financial instruments

Financial instruments are initially measured at fair value when the company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the company has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Other non-current assets

- Loans and receivables are subsequently measured at amortised cost using the effective interest method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.4   Summary of significant accounting policies (continued)

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the company will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at cost which is deemed to be fair value as they have a short-term maturity.

Financial liabilities

Financial liabilities are subsequently measured at amortised cost, using the effective interest method.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

			Unaudited	
		2008	2007	2006
			US$	
3.	**Revenue**			
	Product sales	396,209,095	267,911,114	300,727,005
4.	**Operating profit**			
	Operating profit is arrived at after taking account of:			
	Royalties	23,750,861	16,059,074	18,027,171
	Amortisation of property, plant and equipment (note 7)	68,304,975	12,100,569	34,039,909
	Auditors' remuneration			
	– Statutory audit fees	30,922	47,673	31,981
	– External audit - audit fees	549,171	615,013	404,681
	Contributions to Malian State social security fund	3,264,198	3,225,695	3,650,222
	Exploration and evaluation expenditure	3,664,509	1,816,335	553,347
	Legal fees	74,906	57,300	65,201
	Provision for obsolete and slow-moving consumable stores	-	-	432,263
	Remuneration other than to employees			
	– management fees	3,962,091	2,679,111	3,007,271
	Salaries, wages and benefits	15,646,151	15,020,927	14,900,568
	Mining contractor fees	44,940,226	42,431,789	29,057,225
	Operating leases	26,919,581	29,457,981	26,214,997
5.	**Special impairments of indirect taxes receivable and special expenses for indirect taxes payable**			
	2003/2004 tax audit (note 5.3)	-	4,136,344	
	2005/2006 tax audit (note 5.1)	4,627,182	1,984,564	-
	2007 tax submissions (note 5.2)	1,718,612	667,833	-
	Impairment of indirect taxes receivable (note 5.4)	5,362,435	-	-
		11,708,229	2,652,397	4,136,344

5.1 *Payment relating to the 2005/2006 tax audit*

During 2007, the Malian tax authorities conducted a tax audit of the corporate taxation and various indirect tax submissions of the company for previous years. The result of the audit, which was communicated to the company in October, indicated that the Company owed the Government of Mali an amount of F CFA 10.5 billion (US$23.6 million as of December 31, 2007). The company objected to the claim as management was of the opinion that the tax submissions of the Company were in compliance with applicable laws and regulations. The company however provided an amount of F CFA 877 million (US$1.98 million as of December 31, 2007) in respect of indirect taxes and F CFA 403 million (US$0.9 million as of December 31, 2007) in respect of corporate taxation based on the uncertainty of the interpretation of certain rules (Refer Note 17.3). The tax authorities confirmed the 2005/2006 audit claim in November 2008 indicating that the Company owed the Government of Mali a reduced amount of F CFA 4.2 billion (US$8.2 million as of December 31, 2008). Due to the uncertainty of the interpretation of certain rules the company provided an additional amount of F CFA 2.5 billion (US$4.63 million as of December 31, 2008) in respect of indirect taxes and F CFA 388 million (US$0.65 million as of December 31, 2008) in respect of corporate taxation. The company has therefore provided for the full amount of the confirmed 2005/2006 audit claim as of December 31, 2008.

5.2 *Provision relating to the 2007 and 2008 tax submissions*

The company has reviewed the 2007 and 2008 tax submissions based on the interpretations applied by the tax authorities in conducting the 2005/2006 audit. Management determined that there may be an under payment of F CFA 295 million (US$0.67 million as of December 31, 2007) which was provided for in the 2007 financial results. The company has reviewed the tax submissions for the 2007 and 2008 financial years based on the interpretations applied by the tax authorities in confirming the 2005/2006 audit claim. An additional amount of F CFA 927 million (US$1.7 million as of December 31, 2008) was provided in the 2008 financial results.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

5. **Special impairment of indirect taxes receivable and special expenses for indirect taxes payable** *(continued)*

5.3 *Payment relating to the 2003/2004 tax audit*
During the 2005 financial year a tax assessment was received for corporate tax and various indirect taxes by Government of Mali authorities for the 2003 and 2004 fiscal years. Management objected to the assessment as it did not reflect the protocol agreement reached between the company and the Government of Mali with regard to the tax audit of the Company for fiscal years 2000 to 2002 (note 5.1). As discussed in note 5.1 the Government of Mali required an advance be made which the Company refused. Without admitting guilt the Company decided to pay the Government of Mali an amount agreed by both parties. The Company and the Government of Mali reached settlement on the disputes relating to the 2003 and 2004 fiscal year tax assessments in 2006. The additional settlement of $4.1 million has been recorded as an special payment of indirect taxes.

5.4 *Impairment of indirect taxes receivable*
The company entered into a second protocol with the Government of Mali whereby the Government of Mali will enter into a loan agreement with a local bank to finance the refund of the audited VAT and refundable tax on fuel in arrears. In terms of the protocol the company has agreed to allow a deduction from the arrears of an amount to pay the discount on behalf of the Government, which represents the costs related to the loan financing. The company has therefore impaired the VAT refundable balance by an amount of F CFA 2.3 billion (US$4.93 million as of December 31, 2008) and the refundable tax on fuel balance by an amount of F CFA 202 million (US$0.43 million as of December 31, 2008) to account for this cost. This expense, together with present value adjustments recorded in previous periods, represent the full cost of the discount that the company has agreed to.

6. **Taxation**
All pre-tax income and income tax expense is related to operations in Mali

		Unaudited	
	2008	2007	2006
	US$		
Current tax expense	72,473,043	27,056,753	44,327,378
Current tax expense – prior year	281,700	911,737	-
Deferred tax income	(16,206,315)	(3,669,454)	(3,402,067)
	56,548,428	24,299,036	40,925,311

A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:

	%	%	%
Statutory tax rate in Mali	35.0	35.0	35.0
Disallowable expenses:			
- Net foreign exchange (gain) loss	1.3	(0.7)	(0.3)
- Special impairment of indirect taxes receivable and special expenses for indirect taxes payable	1.6	1.0	0.7
Translation (loss) gain on current and deferred tax	7.1	(9.5)	(4.2)
Prior year tax expense	0.2	1.0	-
Effective tax rate	45.2	26.8	31.2

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

		Mine development costs US$	Work in progress US$	Mine infrastructure US$	Total US$
7.	**Property, plant and equipment at December 31, 2008**				
	Cost				
	Balance at January 1, 2008	204,594,957	4,382,026	234,914,367	443,891,350
	Additions	2,634,597	1,595,118	4,325,985	8,555,700
	Amounts written off	-	-	(426,201)	(426,201)
	Transfers and other movements	-	(5,976,423)	9,332,276	3,355,853
	Balance at December 31, 2008	207,229,554	721	248,146,427	455,376,702
	Accumulated amortisation				
	Balance at January 1, 2008	150,652,677	-	165,523,960	316,176,637
	Amortisation for the year	29,234,781	-	39,070,194	68,304,975
	Impairments	-		167,498	167,498
	Amounts written off	-	-	(426,201)	(426,201)
	Balance at December 31, 2008	179,887,458	-	204,335,451	384,222,909
	Carrying amount at December 31, 2008	**27,342,096**	**721**	**43,810,976**	**71,153,793**

	Mine development costs US$	Work in progress US$	Mine infrastructure US$	Total US$
Balance at January 1, 2007	195,904,306	-	220,619,116	416,523,422
Additions	8.690,651	4,382,026	2,066,786	15,139,463
Transfers and other movements	-	-	12,228,465	12,228,465
Balance at December 31, 2007	204,594,957	4,382,026	234,914,367	443,891,350
Accumulated amortization				
Balance at January 1, 2007	145,045,091	-	159,030,977	304,076,068
Amortisation for the year	5,607,586	-	6,492,983	12,100,569
Balance at December 31, 2007	150,652,677	-	165,523,960	316,176,637
Carrying amount at December 31, 2007 (unaudited)	**53,942,280**	**4,382,026**	**69,390,407**	**127,714,713**

Transfers and other movements comprise amounts from changes in estimates of decommissioning assets and asset reclassifications.

		2008 US$	Unaudited 2007
8.	**Inventories**		
	Non-current portion of inventories		
	Ore stockpiles	80,393,816	50,846,071
	Current portion of inventories		
	Ore stockpiles	49,781,463	46,601,337
	Gold bullion	-	36,220
	Gold-in-process	1,449,122	1,529,754
	Consumable stores	22,559,462	14,748,435
	Consumable stores	25,680,591	17,869,564
	Less: adjustment for obsolete and slow-moving items	(3,121,129)	(3,121,129)
	Total current inventory	73,790,047	62,915,746
	Total inventories	154,183,863	113,761,817

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

		Unaudited
	2008	**2007**
	US$	
9. **Trade and other receivables**		
Related party receivables		
- Société d'Exploitation des Mines d'Or de Yatela S.A.	981,400	493,053
- Rand Refinery	10,430,699	5,426,583
- Other	-	117,049
	11,412,099	6,036,685
Special tax account with Government of Mali	464,288	1,165,003
VAT refundable by Government of Mali (note 19.2.1)	21,306,774	31,645,860
Refundable tax on fuel by Government of Mali (note 19.2.2)	4,126,907	4,846,963
Prepaid expenses	-	278,097
Other	751,938	2,923,551
Total current and non-current trade and other receivables	38,062,006	46,896,159
Less: non-current portion of amounts refundable by Government of Mali	-	30,260,588
Total current trade and other receivables	38,062,006	16,635,571
10. **Cash and cash equivalents**		
HypoVereinsbank and Citibank balances – Current accounts	46,555,323	9,828,224
Malian bank balances	1,998,062	6,967,804
London and South African bank balances	-	1,028,380
Petty cash	25,475	18,584
	48,578,860	17,842,992
11. **Provisions**		
Environmental rehabilitation obligation		
Balance at beginning of year	30,888,509	14,087,265
Unwinding of obligation	1,173,763	704,356
Change in estimate	5,459,600	16,096,888
Balance at end of year	37,521,872	30,888,509
Employee long service obligation		
Balance at beginning of year	1,016,361	775,266
Unwinding of obligation	-	38,760
Change in estimate	485,555	202,335
Utilised during the year	(131,527)	-
Balance at end of year	1,370,389	1,016,361
Total provisions	38,892,261	31,904,870
Assumptions applicable to the environmental rehabilitation provision		
Estimated gross future environmental rehabilitation costs	US$45.3 million	US$36.7 million
Discount rate	2.5%	3.80%
Inflation rate	1.0%	2.30%
Average cash flow period	26 years	18 years

The average cash flow period is based on the current estimate of the life of mine, which is subject to revision annually. The estimated gross future costs are based on management's best estimates at December 31, 2008, and are also subject to revision annually. The change in estimate arises due to the change in the assumption of the discount rate applicable and a change in the estimate of the gross future costs.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

Malian Government social security fund

The company and all employees contribute to the Malian Government social security fund. On retirement, the Malian employees are entitled to a retirement benefit from the fund. The fund reimburses expatriate employees only their own contributions made to the fund. Accordingly, there is no obligation for defined employee benefits. The company's contributions to the Malian Government social security fund are disclosed in note 4.

			Unaudited
		2008	2007
		US$	
12.	**Deferred taxation**		
	The net deferred taxation asset relating to temporary differences is made up as follows:		
-	Property, plant and equipment	(2,952,675)	(14,429,798)
-	Non-current provisions	13,612,291	11,166,704
-	Inventory	1,092,395	1,092,395
-	Present value adjustment on taxes refundable	3,522,024	1,645,172
-	Accruals	2,175,381	1,768,628
		17,449,416	1,243,101
	The movement on the net deferred tax asset (liability) is as follows:		
	Balance at beginning of year	1,243,101	(2,426,353)
	Deferred tax income (note 6)	16,206,315	3,669,454
	Balance at end of year	17,449,416	1,243,101
13.	**Trade and other payables**		
	Related party payables		
-	AngloGold Ashanti Limited	1,720,047	2,997,170
-	AngloGold Ashanti Mali S.A.	553,172	1,485,597
-	Société des Mines de Morila S.A.	30,469	-
-	Société Ashanti Goldfields de Guinée S.A.	203,593	98,473
-	AngloGold Ashanti Iduapriem Limited	150,122	-
		2,657,403	4,581,240
	Accruals	7,395,742	3,338,449
	Trade and other payables	24,542,835	23,884,905
		34,595,980	31,804,594

			Unaudited	
		2008	2007	2006
		US$		
14.	**Dividends paid**			
	Amount outstanding at beginning of year	-	22,906,407	20,000,000
	Dividends declared during the year	110,000,000	-	90,000,000
	Less: amount outstanding at end of year	-	-	(22,906,407)
	Dividends paid	110,000,000	22,906,407	87,093,593
15.	**Income tax paid**			
	Amount payable (receivable) at beginning of year	(2,019,356)	33,137,071	8,101,642
	Current tax expense (note 6)	72,754,743	27,968,490	44,327,378
	Amount (payable) receivable at end of year	(51,605,536)	2,019,356	(33,137,071)
	Income tax paid	19,129,851	63,124,917	19,291,949

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

16. **Ordinary stock**

Authorised and issued: ordinary par value stock with a nominal value of F CFA 109 000 (US$200) each.

Held by:	Number of outstanding stock in issue	2008	Unaudited 2007
		US$	
AngloGold Mali Holdings 1 (subsidiary of AngloGold Ashanti Ltd)	38,000	7,600,000	7,600,000
AGEM Limited (subsidiary of IAMGOLD Corporation)	38,000	7,600,000	7,600,000
Government of Mali	18,000	3,600,000	3,600,000
International Finance Corporation	6,000	1,200,000	1,200,000
	100,000	20,000,000	20,000,000

17. **Contractual commitments and contingencies**

17.1 *Operating leases*

At December 31, 2008, the company was committed to making the following minimum payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.

	2008	Unaudited 2007
	US$	
Expiry within:		
- One year	873,988	1,476,119

These balances are calculated based on the minimum rentals due in terms of the contract up to and including the expiry date (December 2009) or minimum notice period (six months), whichever is the lesser. The contract does not provide for guaranteed escalations. The company has no other restrictions on any of its leasing arrangements.

17.2 *Capital commitments*

Contracted for	1,631,466	1,348,314
Not contracted for	200,000	5.804,754
Total authorised by the directors	1,831,466	7,153,068
Purchase obligations		
Contracted	38,984,926	31,758,000

The proposed capital expenditure for mine infrastructure and other purchase obligations will be financed from cash resources generated by operating activities of the company.

17.3 The company is subject to and pays taxes in Mali. Some of these taxes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules in Mali are complex and subject to interpretation. From time to time the company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company's business conducted in Mali. During 2007 the Malian tax authorities conducted a tax audit of the corporate taxation and various indirect tax submissions of the company for previous years. The result of the audit, which was communicated to the company in October, indicated that the company owed the Government of Mali an amount of F CFA 10.5 billion (US$23.6 million as of December 31, 2007) The company objected to the claim as management was of the opinion that the tax submissions of the company were in compliance with applicable laws and regulations. The company however provided an amount of F CFA 877 million (US$1.98 million as of December 31, 2007) in respect of indirect taxes and F CFA 403 million (US$0.9 million as of December 31, 2007) in respect of corporate taxation based on the uncertainty of the interpretation of certain rules. The tax authorities subsequently reviewed their claim and submitted a revised claim of F CFA 5.2 billion (US$11.7 million as of February 29, 2008) on the 19 February 2008. The company objected to the revised claim as management was of the opinion that the authorities had no grounds for reassessing submissions for fiscal years that have previously been closed. The tax authorities confirmed the tax audit claim in November 2008 indicating that the Company owed the Government of Mali a reduced amount of F CFA 4.2 billion (US$8.2 million as of December 31, 2008). Due to the uncertainty of the interpretation of certain rules the company provided an additional amount of F CFA 2.5 billion (US$4.64 million as of December 31, 2008) in respect of indirect taxes and F CFA 388 million (US$0.65 million as of December 31, 2008) in respect of corporate taxation. The company has therefore provided for the full amount of the confirmed tax audit claim as of December 31, 2008.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

18. **Related parties**
18.1 *Identity of related parties*

The stockholders of the company are disclosed in note 16. Entities within the AngloGold Ashanti group and with which the Company has transacted, are listed in note 18.2. The directors of the company are listed below:

NF Nicolau (Chairman) (South African)	(resigned January 14, 2008)
C Rampa-Luhembwe (Chairman) (Congolese)	(appointed April 23, 2008)
C Barjot (French)	
J McCombe (Canadian)	
MEH Keita (Malian)	
M Diallo (Malian)	
FRL Neethling (South African)	(resigned February 29, 2008)
AW Mbugua (Kenyan)	(resigned April 23, 2008)
A der Hovanessian (American)	(resigned October 23, 2008)
DA Dembele (Malian)	
ND Keita (Malian)	(resigned October 10, 2008)
DH Diering (South African)	(resigned October 24, 2008)
LE Philips (Canadian)	
MP O'Hare (South African)	(appointed April 23, 2008)
K Addo-Kufuor (Ghanaian)	(appointed April 23, 2008)
AE Coetzee (South African)	(appointed October 24, 2008)
MB Kone (Malian)	(appointed October 24, 2008)
EM Essien (American)	(appointed December 11, 2008)

18.2 *Material related party transactions*

Material related party transactions are as follows:	Transactions with related parties	Net amounts due by/ (owed to) related parties (notes 9 & 13)	Transactions with related parties	Net amounts due by/ (owed to) related parties (notes 9 & 13)	Transactions with related parties	Net amounts due by/ (owed to) related parties
	2008		**Unaudited 2007**		**2006**	
			US$			
- AngloGold Ashanti Mali S.A.	4,142,235	(553,172)	3,239,467	(1,485,597)	5,105,740	(493,841)
- Société des Mines de Morila S.A. (Morila)	260,197	(30,469)	225,674	(98,473)	(476,657)	174,237
- Société Ashanti Goldfields de Guinée S.A. (Siguiri)	203,593	(203,593)	(153,345)	123,699	(153,345)	153,345
AngloGold Ashanti Iduapriem Limited (Iduapriem)	150,122	(150,122)	-	-	-	-
- Société d'Exploitation des Mines d'Or de Yatela S.A. (Yatela)	(3,383,480)	981,400	(2,619,552)	493,053	(2,865,379)	381,436
- AngloGold Ashanti Limited	48,641,003	(1,720,047)	7,318,000	(2,997,170)	3,662,857	(156,096)
- Rand Refinery Limited	(395,486,258)	10,430,699	(267,391,388)	5,426,583	(300,178,723)	23,892
- Key Management Personnel remuneration	1,537,329	-	1,056,175	-	506,223	-
- Salary	1,443,265	-	991,990	-	414,803	-
- Performance related payments	94,064	-	64,185	-	91,420	-

AngloGold Ashanti Mali S.A. is a service organisation within the AngloGold Ashanti group and, accordingly, provides management services to the company. Included in transactions with AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$3,962,091 (2007: US$2,679,111) (refer note 4). Morila and Yatela are fellow subsidiaries to the company, also located in Mali. Sadiola shares certain employees with Yatela, as well as the elution and smelting of the gold production process. The company incurs only ad hoc transactions with Morila.

The company has entered into contractual agreements with AngloGold Ashanti Limited, for the provision of purchasing services of goods and materials originating in South Africa. Include in transactions with AngloGold Ashanti Limited are purchases by the Company of US$48,641,003 (2007: US$7,318,000).

Rand Refinery Limited is a subsidiary company within the AngloGold Ashanti group. The company has entered into contractual agreements with Rand Refinery Limited for the provision of all services required for the collection, transport, refining and purchase of the doré bars produced by the company. Included in transactions with Rand Refinery Limited are sales by the company of US$396.2 million (2007: US$267.9 million) and purchases by the company of US$0.7 million (2007: US$0.5 million).

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

19. **Risk management activities**

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on and off balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has access via its shareholders to a developed comprehensive risk management process to facilitate, control and monitor these risks.

The financial risk management objectives of the company are defined as follows :

- safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
- ensuring that all contracts and agreements related to risk management activities are coordinated and consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements

19.1 *Gold price and currency risk*

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The company does not hedge against the effects of fluctuations in the gold price.

19.2 *Credit Risk*

Credit risk arises from the risk that a counter party may default or not meet its obligations in a timely manner.

The company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter parties. Although the company sells gold to only one counter party, the company does not believe that this concentration of credit results in significant credit risk as the majority of proceeds are received within two working days of the gold leaving the mine. There is however a concentration of credit risk with respect to various taxes receivable from the Malian State. These taxes and the measures taken to ensure recoverability thereof are discussed below.

Ageing and impairment of financial assets

The following age analysis provides information regarding the credit quality of assets which expose the company to credit risk:

2008

	2005	2006	2007	2008	2008 Total
	US$				
VAT and Fuel tax receivable	2,453	2,581	19,462	11,001	35,497
Impairment	(695)	(732)	(5,517)	(3,119)	(10,063)
	1,758	1,849	13,945	7,882	25,434

2007

	2005	2006	2007	2007 Total
	US$			
VAT and Fuel tax receivable	2,595	14,044	24,555	41,194
Discounting	(296)	(1,603)	(2,802)	(4,701)
	2,299	12,441	21,753	36,493

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

19.   **Risk management activities** *(continued)*

19.2.1 *Vulnerability from concentrations of VAT refundable by the Government of Mali*
The gross undiscounted amount of value added taxes receivable from the Government of Mali amounts to US$34.7 million at 31 December 2008 (2007: US$38.9 million). VAT is refundable from the government in F CFA. The last audited VAT return was for the period ended June 30, 2008 and at 31 December 2008 US$30.2 million (2007: US$16.2 million) is still outstanding and US$4.5 million (2007: US$22.7 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Government of Mali in terms of the previous audits. The Government of Mali is a shareholder in the company and concluded a first protocol agreement with the company for reimbursement of outstanding VAT on July 5, 2006. All provisions of the first protocol were fulfilled as at December 2008. Certain amounts at the end of 2007 were expected to be received after 12 months of the balance sheet date and were classified as non-current accordingly. The amounts provided for in 2007 were discounted to their present value at a rate of 6.5% per annum. The Company entered into a second protocol with the Government of Mali whereby the Government of Mali will enter into a loan agreement with a local bank to finance the payment of the audited amounts in arrears. In accordance with the protocol the Company has agreed to allow a deduction from the arrears of an amount to pay the discount on behalf of the Government, which represents the costs related to the loan financing. The amounts provided in 2008 have been discounted by the amount of the deduction proposed in the second protocol. The cumulative present value and impairment adjustment made against the gross VAT receivable amounts to US$9.1 million (2007: US$4.2 million). Due to the signing of the second protocol 0n 6 March 2009 all amounts outstanding at the balance sheet date have been classified as current.

19.2.2 *Vulnerability from concentrations of refundable tax on fuel*
The gross undiscounted amount of fuel duties receivable from the Government of Mali amounts to US$5.0 million at 31 December 2008 (2007: US$5.3 million). Fuel duties are paid on receipt of the fuel supply and are refundable in F CFA, requiring the claim to be submitted before January 31, of the following year, and are subject to authorisation by firstly the Department of Mining and secondly the Customs and Excise authorities. The Customs and Excise authorities have not approved any payments for 2008 and 2007, US$5.0 million (2007 US$5.3 million) is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Government of Mali in terms of the previous authorisations. With effect from February 2006, fuel duties are no longer payable to the Government of Mali. The Government of Mali is a shareholder in the Company and concluded a first protocol agreement with the Company for reimbursement of outstanding fuel duties on July 5, 2006. All provisions of the first protocol were fulfilled as at December 2008. Certain amounts at the end of 2007 were expected to be received after 12 months of the balance sheet date and were classified as non-current accordingly. The amounts provided for in 2007 were discounted to their present value at a rate of 6.5% per annum. The Company entered into a second protocol with the Government of Mali whereby the Government of Mali will enter into a loan agreement with a local bank to finance the payment of the amounts in arrears. In terms of the protocol the Company has agreed to allow a deduction from the arrears of an amount to pay the discount on behalf of the Government, which represents the costs related to the loan financing. The amounts provided in 2008 have been determined with reference to the amount of the deduction recommended in the second protocol. The cumulative present value and impairment adjustments made against the gross fuel tax receivable amounts to US$0.91 million (2007: US$0.48 million). Due to the signing of the second protocol 6 March 2009 all amounts outstanding at the balance sheet date have been classified as current.

19.3   *Currency risk*
Since the functional currency of the company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communauté Financière d'Afrique (F CFA). The company does not use derivatives to hedge foreign currency transactions.

As the company does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The company further manages such risks by ensuring that when decisions are made to utilise hedging the level of hedge cover will not exceed expected requirements in future periods, that the tenor of instruments will not exceed the life of mine and that no basis risk exist.

Management is of the opinion that the exposure to foreign currency fluctuations will not have a significant impact on equity or profit and loss.

Société d'Exploitation des Mines d'Or de Sadiola S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

19.   **Risk management activities** *(continued)*

19.4   *Fair values of financial instruments*
The estimated fair values of the current financial instruments are determined based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company's current financial instruments as at December 31, 2008 approximates the carrying amount of such financial instruments as reflected in the balance sheet.

All amounts are expected to be recoverable or payable within the 2009 financial year.

20.   **Capital management**
The primary objective of managing the company's capital is to ensure that there is sufficient capital available to support the funding requirements of the company, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the company remains in a sound financial position. There were no changes to the company's overall capital management approach during the current year. The company manages and makes adjustments to the capital structure as and when funding is required. This may take the form of raising shareholder or bank debt or hybrids thereof.

SOCIÉTÉ D'EXPLOITATION DES MINES D'OR DE YATELA S.A.

FINANCIAL STATEMENTS
as of and for the year ended December 31, 2008

Société d'Exploitation des Mines d'Or de Yatela S.A.
Financial statements and report of the Independent Registered Public Accounting Firm
For the year ended December 31, 2008

Independent Auditor's Report

Income statements

Balance sheets

Statement of changes in stockholders' equity

Cash flow statements

Notes to the financial statements

Report of the Independent Registered Public Accounting Firm

The board of directors and stockholders of Société d'Exploitation des Mines d'Or de Yatela S.A.

We have audited the accompanying balance sheet of Société d'Exploitation des Mines d'Or de Yatela S.A. as of December 31, 2006 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société d'Exploitation des Mines d'Or de Yatela S.A. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc.

Johannesburg, South Africa
June 25, 2007

Société d'Exploitation des Mines d'Or de Yatela S.A.
Income Statement
For the years ended December 31,

	Note	Unaudited 2008	Unaudited 2007	2006
		US$		
Revenue	3	144,447,245	208,846,031	214,500,620
Cost of sales		(97,153,052)	(110,271,525)	(116,283,590)
Gross profit		47,294,193	98,574,506	98,217,030
Exploration costs		(897,435)	(1,978,821)	(27,821)
Other operating expenses / (income)		68,703	111,707	(896,162)
Net foreign exchange gain / (loss)		(4,048,541)	(1,635,215)	297,449
Special impairments of indirect taxes receivable and special income (expenses) for indirect taxes payable	5	835,768	(6,201,491)	(531,017)
Operating profit	4	43,252,688	88,870,686	97,059,479
Interest income		448,161	1,679,426	1,218,954
Interest expense		(804,853)	(2,132,580)	(2,996,042)
Profit before taxation		42,895,996	88,417,532	95,282,391
Taxation	6	(16,523,617)	(31,323,388)	(12,538,580)
Profit for the year		26,372,379	57,094,144	82,743,811

The accompanying notes are an integral part of the financial statements.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Balance Sheet
As at December 31,

	Note	Unaudited 2008	Unaudited 2007
		US$	
ASSETS			
Non-current assets			
Property, plant and equipment	7	40,412,569	23,567,351
Trade and other receivables	9	625,000	19,267,402
Deferred taxation	10	3,347,730	10,199,283
		44,385,299	53,034,036
Current assets			
Inventories	8	23,075,472	38,503,196
Trade and other receivables	9	29,291,694	16,341,087
Taxation		4,088,457	-
Cash and cash equivalents	11	23,870,729	26,970,783
		80,326,352	81,815,066
Total assets		124,711,651	134,849,102
EQUITY AND LIABILITIES			
Equity			
Stockholders' equity		82,359,523	55,987,144
Non-current liabilities			
Provisions	12	25,338,123	21,180,344
		25,338,123	21,180,344
Current liabilities			
Trade and other payables	13	17,014,005	24,515,932
Taxation		-	33,165,682
		17,014,005	57,681,614
Total liabilities		42,352,128	78,861,958
Total equity and liabilities		124,711,651	134,849,102

The accompanying notes are an integral part of the financial statements.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Statements of changes in stockholders' equity
For the years ended December 31,

	Note	Ordinary stock (note 17)	Non-distributable reserve	Retained earnings	Total stockholders' equity
			US$		
Balance at 31 December 2006		14,513	2,903	78,875,584	78,893,000
Profit for the year		-	-	57,094,144	57,094,144
Dividends declared	14			(80,000,000)	(80,000,000)
Balance at 31 December 2007 (unaudited)		14,513	2,903	55,969,728	55,987,144
Profit for the year		-	-	26,372,379	26,372,379
Dividends declared (note 14)	14			-	-
Balance at December 31, 2008 (unaudited)		14,513	2,903	82,342,107	82,359,523

The non-distributable reserve is a legal reserve created in 2000 and is a requirement of the commercial law of Mali. This law prescribes the transfer of 10% of profits, restricted to a maximum of 20% of ordinary share capital, to a non-distributable reserve. Such reserve only becomes distributable when the Company is liquidated.

The accompanying notes are an integral part of the financial statements.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Cash flow statements
For the years ended December 31,

	Note	Unaudited 2008	Unaudited 2007	2006
		US$		
Net cash provided by operating activities				
Profit for the year		26,372,379	57,094,144	82,743,811
Adjusted for:				
Non-cash movements				
- taxation charge per income statement		16,523,617	31,323,388	12,538,580
- deferred stripping		2,947,331	20,346,982	13,779,768
- provision for obsolete and slow moving consumable stores		-	(435,834)	757,951
- net foreign exchange (gain) / loss		4,048,541	1,635,215	(297,449)
- unwinding of non-current provisions		804,853	725,324	689,997
- environmental restoration charge to the income statement		560,513	3,776,192	1,688,625
- employee long service obligation charge to the income statement		-	-	(939,691)
- present value adjustment on VAT taxes refundable		-	1,360,681	1,100,081
- present value adjustment on refundable tax on fuel		-	46,575	21,528
- loss on disposal of property, plant and equipment		-	-	226,478
- amortisation of property, plant and equipment		4,916,982	9,753,803	39,381,404
- finance charges		-	-	1,184,436
Special impairments of indirect taxes refundable and special (income) expenses for indirect taxes payable		(835,768)	6,201,491	531,017
Restoration expenditure		(382,132)	(1,001,027)	(1,626,621)
Decrease (increase) in non-current inventories		-	-	4,138,853
Interest paid		-	-	(1,184,436)
Income tax paid	15	(47,069,205)	(19,929,143)	(452,463)
Decrease (increase) in inventories		15,427,724	(12,000,227)	(11,071,231)
Decrease (increase) in trade and other receivables (current and non-current)		4,930,567	(8,698,629)	(10,094,951)
Decrease in trade and other payables		(9,810,471)	(1,135,278)	6,597,221
Net cash inflow from operating activities		18,434,931	89,063,657	139,712,908
Net cash used in investing activities				
Capital expenditure		(4,550,004)	(5,340,768)	(2,586,002)
Additional waste stripping		(16,984,981)	(3,963,909)	(19,015,243)
Net cash outflow from investing activities		(21,534,985)	(9,304,677)	(21,601,245)
Net cash used in financing activities				
Interest-bearing loans repaid		-	-	(52,391,551)
Dividends paid	14	-	(80,000,000)	(51,000,000)
Net cash outflow from financing activities		-	(80,000,000)	(103,391,551)
Net (decrease) in cash and cash equivalents		(3,100,054)	(241,020)	14,720,112
Cash and cash equivalents at beginning of year		26,970,783	27,211,803	12,491,691
Cash and cash equivalents at end of year	11	23,870,729	26,970,783	27,211,803

The accompanying notes are an integral part of the financial statements.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

1. **Business activities**

   Société d'Exploitation des Mines d'Or de Yatela S.A. (Yatela) is a Company registered in Mali. The Company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on July 3, 2001.

2. **Accounting policies**

   Statement of compliance
   The Company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.

   During the current financial year the following new or revised accounting standards, amendments to standards and new interpretations were adopted by Société d'Exploitation des Mines d'Or de Yatela S.A:

Standard or Interpretation	Title	Effective date
IAS 39 and IFRS 7	Reclassification Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures	For reclassifications on or after 1 November 2008, date of reclassification or for previous reclassifications, 1 July 2008

   The adoption of the amendments to IAS 39 and IFRS 7did not have any effect on the financial position or performance of Société d'Exploitation des Mines d'Or de Yatela S.A.

   During the current financial year no new or revised accounting standards, amendments to standards and new interpretations were early adopted by Société d'Exploitation des Mines d'Or de Yatela S.A.

   The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for Société d'Exploitation des Mines d'Or de Yatela S.A, have not been adopted in the current year:

Standard or Interpretation	Title	Effective for annual period beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards	1 January 2009
IFRS 1/IAS 27	Amendments – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	1 January 2009
IFRS 2	Amendments – Vesting Conditions and Cancellations	1 January 2009
IFRS 3	Business Combinations (revised)	1 July 2009
IFRS 8	Operating Segments	1 January 2009
IAS 1	Presentation of Financial Statements – (revised)	1 January 2009
IAS 32/IAS 1	Amendments – Puttable Financial Instruments and Obligations arising on Liquidation	1 January 2009
IAS 27	Consolidated and Separate Financial Statement (revised)	1 July 2009
IAS 39	Amendment – Eligible Hedged Items	1 July 2009
IFRSs	Annual Improvements Project	1 July 2009
IFRIC 15	Agreements for the Construction of Real Estate	1 January 2009
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	1 October 2008
IFRIC 17	Distributions of Non-cash Assets to Owners	1 July 2009
IFRIC 18	Transfers of Assets from Customers	1 July 2009

   The Company has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2009 and later years and concluded that they will have no material financial impact.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2. **Accounting policies** *(continued)*

   2.1   Basis of preparation

   The financial statements are prepared according to the historical cost accounting convention. The Company's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above. The financial statements are presented in US dollars.

   2.2   Significant accounting judgements and estimates

   Use of estimates: The preparation of the financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

   The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments, write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities; the accounting treatment of financial instruments and deferred taxation.

   Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

   As a global Company, the entity is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

   The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

   Carrying value of property, plant and equipment

   All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from well-defined mineral reserves over proved and probable reserves.

   For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.

   The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** (continued)

    2.2   *Significant accounting judgements and estimates (continued)*

    These factors could include:

- changes in proved and probable mineral reserves;
- the grade of mineral reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites;
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
- changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of tangible assets.

The Company defers stripping costs incurred during the production stage of its open-pit operations, where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.

In the production stage of the open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.

If the Company were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine's operation.

Deferred stripping costs are included in 'Mine development costs', within property, plant and equipment. These form part of the total investment in the individual asset, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs.

The Company reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

   2.2   Significant accounting judgements and estimates (continued)

   Production start date

   The Company assesses the mine construction project to determine when it moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each construction project such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

   - the level of capital expenditure compared to the construction cost estimates;
   - completion of a reasonable period of testing of the mine plant and equipment;
   - ability to produce gold in saleable form (within specifications and the de minimis rule); and
   - ability to sustain ongoing production of gold.

   When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements or reserve development.

   Income taxes

   The Company is subject to income tax. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

   The Company recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

   Additionally, future changes in tax laws in the jurisdictions in which the company operates could limit the ability of the company to obtain tax deductions in future periods.

   Provision for environmental rehabilitation obligations

   The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

   Stockpiles, gold in process and ore on leach pad

   Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2. **Accounting policies** *(continued)*

   2.2 Significant accounting judgements and estimates (continued)

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys. Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tons added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Recoverable tax, rebates, levies and duties

The Company is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, the Company has unresolved tax disputes. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to the Company, it could have an adverse effect upon the carrying value of these assets.

Ore Reserve estimates

Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the Company's properties. In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Company determines and reports Ore Reserves in accordance with the SAMREC code.

Because the economic assumptions used to estimate Ore Reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the Company's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change;
- overburden removal costs recorded on the balance sheet or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of amortisation;
- decommissioning site restoration and environmental provisions may change where changes in estimated Ore Reserves affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

   2.2   Significant accounting judgements and estimates (continued)

   Exploration and evaluation expenditure

   The Company's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

   Development expenditure

   Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

   Contingencies

   By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

   Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Company may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Company could be materially affected by the unfavourable outcome of litigation.

   2.3   Summary of significant accounting policies

   Foreign currency translation

   Functional currency

   Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of United States Dollars (US$) is used as opposed to the currency of the country in which the enterprise is domiciled, namely Franc de la Communauté Financière d'Afrique (F CFA). The decision has been taken on the basis of US$ being the functional currency in which the enterprise receives its revenue and majority of costs are mainly influenced by the US dollar.

   Transactions and balances

   Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2. **Accounting policies** *(continued)*

    2.3   Summary of significant accounting policies (continued)

Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the asset will flow to the Company, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset.
To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For those assets (included in mine infrastructure) not amortised on the units-of-production method amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life as follows:

- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years; and
- computer equipment up to three years.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at the acquisition date.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2. **Accounting policies** *(continued)*

2.3   Summary of significant accounting policies

Amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.

The cost of the excess stripping is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.

The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves. Other tangible assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.

Exploration and Evaluation assets

All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

- Costs on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.

- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.

- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2. **Accounting policies** *(continued)*

   2.3   Summary of significant accounting policies

   Impairment of assets

   Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

   An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

   Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible assets.

   Leased assets

   Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

   Exploration and research expenditure

   Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling costs.

   Inventories

   Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:

   - gold in process is valued at the average total production cost at the relevant stage of production;
   - gold doré / bullion is valued on an average total production cost method;
   - ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
   - by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method. By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
   - mine operating supplies are valued at average cost; and
   - heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period longer than 12 months is classified as a non-current asset.

   A portion of the related amortisation charge is included in the cost of inventory.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2. **Accounting policies** (continued)

2.3   Summary of significant accounting policies

Provisions

Provisions are recognised when the Company has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the Company has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.

Employee benefits

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.

The provisions for employee entitlements to wages, salaries, and annual leave represent the amount which the Company has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

Long-term employee benefits

Liabilities for employee benefits which are not expected to be settled within 12 months are discounted at a pre tax rate that reflects current market assessments of the time value of money.

The company and all employees contribute towards the Malian Government social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed their contributions made to the social security fund

Environmental expenditure

The Company has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the Company's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.3   Summary of significant accounting policies

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.

Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production.

Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured. The following criteria must also be present:

- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Company; and
- where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Taxation

Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2.   **Accounting policies** *(continued)*

2.3   Summary of significant accounting policies

Current and deferred tax is recognised as income or expense and included in profit or loss for the period.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the balance sheet date.

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating (loss) profit on the income statement.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are declared by the board of directors of Société d'Exploitation des Mines d'Or de Yatela S.A..

Financial instruments

Financial instruments are initially measured at fair value when the Company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the Company has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Other non-current assets

•   Loans and receivables are subsequently measured at amortised cost using the effective interest method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

2. **Accounting policies** *(continued)*

2.3   Summary of significant accounting policies

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the Company will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at cost which is deemed to be fair value as they have a short-term maturity.

Financial liabilities

Financial liabilities are subsequently measured at amortised cost, using the effective interest method.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

		Unaudited 2008	Unaudited 2007	2006
		US$		
3.	**Revenue**			
	Product sales	144,447,245	208,846,031	214,500,620
4.	**Operating profit**			
	Operating profit is arrived at after taking account of :			
	Cost of sales			
	Royalties	8,658,776	12,519,064	12,995,391
	Amortisation of property, plant and equipment	4,916,982	9,753,803	39,381,404
	Auditors' remuneration			
	- Statutory audit fees	20,447	20,397	32,669
	- External audit – audit fees	89,232	132,363	326,558
	Contributions to Malian State social security fund	1,260,359	1,234,637	936,123
	Legal fees	65,681	7,283	15,045
	Operating leases	49,978,368	45,953,100	40,948,998
	Management fees	1,444,473	2,088,460	2,145,006
	Other contractors	4,144,090	4,805,984	3,621,338
	Salaries, wages and benefits	6,566,586	6,050,571	5,175,254
	Provision for obsolete consumable stores	-	(435,834)	757,951
	Consumable stores	16,837,752	15,787,309	17,904,444
	Inventory movement	15,576,936	(11,969,757)	(6,222,362)
	Deferred stripping adjustment	(14,037,650)	16,383,073	(5,235,475)
	Other cash operating expenses	1,631,020	7,332,663	3,501,246
5.	**Special impairment of indirect taxes receivable and special income (expenses) for indirect taxes payable**			
	Assessment relating to 2005 to 2006 tax audit (note 5.1)	2,089,119	(5,972,079)	-
	Provision relating to the 2007 / 2008 tax submissions (note 5.2)	(492,123)	(229,412)	-
	Impairment of VAT refundable by Government of Mali (note 5.3)	-	-	(531,017)
	Impairment of indirect taxes receivable (note 5.4)	(761,228)	-	-
		835,768	(6,201,491)	(531,017)

5.1 *Assessment relating to the 2005 / 2006 tax audit*
During October 2007, the Malian authorities performed a tax audit of the corporate taxation and various indirect taxes submissions of the Company for the fiscal years 2005 to 2006. The results of the audit indicated that the Company owed the Government of Mali F CFA 2,639 million (US$6.0 million as of December 31, 2007) of various indirect taxes and penalties, which was communicated by way of a formal letter of assessment to the Company. The Company was of the opinion that the tax submissions by the Company were in compliance with applicable laws and regulations. Management however decided to make a provision for the assessment based on the uncertainty of the interpretation of certain rules. The tax authorities confirmed the 2005/2006 audit claim in November 2008 indicating that the Company owed the Government of Mali a reduced amount of F CFA 2.0 billion (US$3.9 million as of December 31, 2008). The Company therefore reduced the provision raised in 2007 to the amount confirmed by the tax authorities.

5.2 *Provision relating to the 2007 / 2008 tax submissions*
The Company has reviewed the 2007 and 2008 tax submissions based on the interpretations applied by the tax authorities in conducting the 2005 / 2006 audit. Management determined that there may be an under payment of F CFA 101 million (US$0.23 million as of December 31, 2007) which was provided for in the 2007 financial results. The Company has reviewed the tax submission for the 2007 and 2008 financial years based on the interpretations applied by the tax authorities in confirming the 2005/2006 audit claim. An additional amount of F CFA 268 million (US$0.5 million as of December 31, 2008) was provided in the 2008 financial results.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

5.3   *Impairment of VAT refundable by Government of Mali*

The gross amount of VAT refundable by the Government of Mali amounted to US$11.7 million at December 31, 2005. Management estimated that only US$11.5 million was recoverable based on previous VAT audits performed by the authorities.   Accordingly, an impairment of VAT refundable of US$0.2 million was made.   In 2006 an additional impairment of VAT refundable of $0.5 million was made (Refer Note 19.2.1).

5.4   *Impairment of indirect taxes receivable*

The Company has entered into a second protocol with the Government of Mali whereby the Government of Mali will enter into a loan agreement with a local bank to finance the refund of the audited VAT and refundable tax on fuel in arrears. In terms of the second protocol the Company has agreed to allow a deduction from the arrears of an amount to pay the discount on behalf of the Government, which represents the costs related to the loan financing. The Company has therefore impaired the VAT refundable balance by an amount of F CFA 259 million (US$0.55 million as of December 31, 2008) and the refundable tax on fuel balance by an amount of F CFA 100 million (US$0.21 million as of December 31, 2008) to account for this cost. This expense, together with the cumulative present value adjustments recorded in previous periods, represents the full cost of the discount that the Company has agreed to (Note 19.2.1 and 19.2.2).

	Unaudited 2008	Unaudited 2007	2006
	US$		
6. **Taxation**			
All pre-tax income and income tax expense is related to operations in Mali.			
Current tax expense	9,672,064	40,597,288	13,282,867
Deferred tax	6,851,553	(9,273,900)	(744,287)
	16,523,617	31,323,388	12,538,580

A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:

	%	%	%
Statutory tax rate in Mali	35.0	35.0	35.0
Disallowable expenses:	(0.3)	3.1	0.1
- Net foreign exchange loss / (profit)	1.0	0.6	(0.1)
- Special impairment of indirect taxes receivable and special expenses for indirect taxes payable	(1.3)	2.5	0.2
Effect of tax holiday	-	-	(21.7)
Translation loss (gain) on current and deferred tax	4.6	(3.1)	(0.2)
(Over) under provision prior year	(0.2)	0.4	-
Effective tax rate	39.1	35.4	13.2

	Mine development costs US$	Work in progress US$	Mine infrastructure US$	Total US$
7. **Property, plant and equipment at December 31, 2008**				
Cost				
Balance at January 1, 2008	69,148,261	3,358,871	92,653,081	165,160,213
Additions	1,870,026	1,843,652	836,326	4,550,004
Disposals	-	-	(888)	(888)
Transfers & other movements	12,482,382	(5,113,227)	9,843,041	17,212,196
Balance at December 31, 2008	83,500,669	89,296	103,331,560	186,921,525
Accumulated amortisation				
Balance at January 1, 2008	59,083,350	-	82,509,512	141,592,862
Amortisation for the year	964,385	-	3,952,597	4,916,982
Disposals	-	-	(888)	(888)
Balance at December 31, 2008	60,047,735	-	86,461,221	146,508,956
Carrying amount at December 31, 2008 (unaudited)	**23,452,934**	**89,296**	**16,870,339**	**40,412,569**

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

	Mine development costs US$	Work in progress US$	Mine infrastructure US$	Total US$
Balance at January 1, 2007	84,278,860	1,217,320	87,132,975	172,629,155
Additions	1,632,596	2,141,551	1,566,621	5,340,768
Transfers and other movements	(16,763,195)	-	3,953,485	(12,809,710)
Balance at December 31, 2007	69,148,261	3,358,871	92,653,081	165,160,213
Accumulated amortization				
Balance at January 1, 2007	56,644,375	-	75,194,684	131,839,059
Amortisation for the year	2,438,975	-	7,314,828	9,753,803
Balance at December 31, 2007	59,083,350		82,509,512	141,592,862
Carrying amount at December 31, 2007 (unaudited)	**10,064,911**	**3,358,871**	**10,143,569**	**23,567,351**

Included within the net book value of Mine Development costs is US$21.3 million (2007: US$7.3 million) of capitalised stripping costs.

Transfers and other movements comprise amounts from changes in estimates of decommissioning assets, deferred stripping movements and asset reclassifications.

		Unaudited 2008	Unaudited 2007
		US$	
8.	**Inventories**		
	Ore stockpiles	2,307,327	16,468,547
	Gold-in-process	15,543,507	16,959,228
	Consumable stores	5,224,638	5,075,421
	Consumable stores	5,546,755	5,397,538
	Less: adjustment for obsolete and slow-moving items	(322,117)	(322,117)
	Total inventories	23,075,472	38,503,196
9.	**Trade and other receivables**		
	Related party receivables		
	- Société d'Exploitation des Mines d'Or de Morila S.A.	2,919	-
	- Rand Refinery	4,044,733	3,731,848
		4,047,652	3,731,848
	Vat refundable by Government of Mali (note 19.2.1)	19,943,266	27,678,710
	Prepaid expenses	1,986,360	84,997
	Refundable tax on fuel by Government of Mali (note 19.2.2)	2,026,959	2,381,884
	Other	1,912,457	1,731,050
	Total current and non-current trade and other receivables	29,916,694	35,608,489
	Less: non-current portion of amounts refundable by Government of Mali	-	19,267,402
	Less: non-current prepayment to mining contractor	625,000	-
	Total current trade and other receivables	29,291,694	16,341,087

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

		Unaudited 2008	Unaudited 2007
		US$	
10.	**Deferred taxation**		
	The deferred taxation asset / (liability) relating to temporary differences is made up as follows:		
	- Property, plant and equipment	(7,200,099)	92,451
	- Non-current provisions	8,868,343	7,413,120
	- Inventory	112,741	112,741
	- Present value adjustment on indirect taxes receivable	1,339,174	1,072,745
	- Current accruals	227,571	1,508,226
		3,347,730	10,199,283
	The movement on the net deferred tax asset is as follows:		
	Balance at beginning of year	10,199,283	925,383
	Deferred tax (expense) income	(6,851,553)	9,273,900
	Balance at end of year	3,347,730	10,199,283
11.	**Cash and cash equivalent**		
	Malian bank balances	2,104,815	4,480,356
	London and New York bank balances	21,759,243	22,476,145
	Petty cash	6,671	14,282
		23,870,729	26,970,783
12.	**Provisions**		
	Environmental rehabilitation obligation		
	Balance at beginning of year	21,180,344	14,506,491
	Unwinding of obligation	804,853	725,324
	Change in estimate	3,735,058	6,949,556
	Utilised during the year	(382,132)	(1,001,027)
	Balance at end of year	25,338,123	21,180,344
	Assumptions applicable to environmental rehabilitation obligation		
	Estimated gross future environmental rehabilitation costs	US$27.0 million	US$25.0 million
	Discount rate	2.5%	3.8%
	Inflation rate	1.00%	2.30%
	Average cash flow period	8 years	8 years

The average cash flow period is based on the current estimate of the time necessary to fulfil all obligations, which is subject to revision annually. The estimated gross future costs are based on management's best estimates at December 31, 2008, and are also subject to revision annually. The change in estimate arises due to the change in the assumption of the discount rate applicable and a change in the estimate of the gross future costs.

Malian Government social security fund

The Company and all employees contribute to the Malian Government social security fund. On retirement, the Malian employees are entitled to a retirement benefit from the fund. The fund reimburses expatriate employees only their own contributions made to the fund. Accordingly, there is no obligation for defined employee benefits. The Company's contributions to the Malian Government social security fund are disclosed in note 4.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

		Unaudited 2008	Unaudited 2007
		US$	
13.	**Trade and other payables**		
	Related party payables		
-	AngloGold Ashanti Limited	37,654	771,625
-	AngloGold Ashanti Mali S.A.	215,554	364,612
-	Société d'Exploitation des Mines d'Or de Sadiola S.A.	981,400	493,053
		1,234,608	1,629,290
	Accruals	7,995,330	15,296,481
	Trade and other payables	7,784,067	7,590,161
		17,014,005	24,515,932

		Unaudited 2008	Unaudited 2007	2006
		US$		
14.	**Dividends paid**			
	Amount outstanding at beginning of year	-	-	-
	Dividends declared during the year	-	80,000,000	51,000,000
	Less: amount outstanding at end of year	-	-	-
	Dividends paid	-	80,000,000	51,000,000
15.	**Income tax paid**			
	Amount payable at beginning of year	33,165,682	13,320,163	-
	Current tax expense (note 6)	9,672,064	40,597,288	13,282,867
	Translation difference	143,002	(822,626)	489,759
	Amount receivable (payable) at end of year	4,088,457	(33,165,682)	(13,320,163)
	Income tax paid	47,069,205	19,929,143	452,463

16. **Contractual commitments and contingencies**

16.1 *Operating leases*

At December 31, 2008, the Company was committed to making the following minimum payments in respect of operating leases for amongst other, hire of plant and equipment.

		Unaudited 2008	Unaudited 2007
		US$	
	Expiry within:		
-	One year	1,680,101	2,833,047

These balances are calculated based on the minimum rentals due in terms of the contract up to and including the expiry date (July 2010) or minimum notice period (90 days), whichever is the lesser. The contract does not provide for guaranteed escalations. The Company has no other restrictions on any of its leasing arrangements.

16.2 *Capital commitments*

Contracted for		664,140	3,738,345
Not contracted for		667,012	2,522,480
Total authorised by the directors		1,331,152	6,260,825

The proposed capital expenditure for mine infrastructure will be financed from cash resources generated by operating activities of the Company.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

16.   **Contractual commitments and contingencies** *(continued)*

16.3   The Company is subject to and pays taxes in Mali. Some of these taxes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules in Mali are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted in Mali. Management believes based on information currently to hand that no such tax contingencies exist, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due. The ultimate outcome cannot be presently determined.

Held by:	Number of outstanding stock in issue	Unaudited 2008	Unaudited 2007
		US$	

17.   **Ordinary stock**

Authorised and issued: ordinary par value stock with a nominal value of F CFA 10 000 (US$14.513) each.

Sadiola Exploration Ltd	794	11,523	11,523
C Rampa-Luhembwe	1	14.5	14.5
J McCombe	1	14.5	14.5
M Diallo	1	14.5	14.5
L Phillips	1	14.5	14.5
DH Diering	1	14.5	14.5
K Addo-Kufuor	1	14.5	14.5
Government of the Republic of Mali	200	2,903	2,903
	1,000	14,513	14,513

18.   **Related parties**

18.1   *Identity of related parties*

The stockholders of the Company are disclosed in note 17. Entities within the AngloGold Ashanti group and with which the Company has transacted, are listed in note 18.2. The directors of the Company are listed below:

NF Nicolau (Chairman) (South African)	(resigned January 14, 2008)
C Rampa-Luhembwe (Chairman) (Congolese)	(appointed April 23, 2008)
J McCombe (Canadian)	
M Diallo (Malian)	
FRL Neethling (South African)	(resigned February 29, 2008)
AW Mbugua (Kenyan)	(resigned April 23, 2008)
S Malé (Malian)	
W Diawara (Malian)	
LE Philips (Canadian)	
DH Diering (South African)	(appointed April 23, 2008; resigned October 24, 2008)
K Addo-Kufuor (Ghanaian)	(appointed April 23, 2008)
AE Coetzee (South African)	(appointed October 24, 2008)
FM Thiam (Malian)	(appointed June 20, 2008)

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

18. **Related parties** *(continued)*

18.2 *Material related party transactions*

	Transactions with related parties	Net amounts due by/ (owed to) related parties (notes 9 & 14)	Transactions with related parties	Net amounts due by/ (owed to) related parties (notes 9 & 14)	Transactions with related parties	Net amounts due by/ (owed to) related parties
	Unaudited 2008		Unaudited 2007		2006	
	US$					
AngloGold Ashanti Mali S.A	1,892,534	(215,554)	2,892,386	(364,612)	3,447,035	(446,404)
Société des Mines de Morila S.A (Morila)	(1,345)	2,919	2,327	-	1,673	-
Société d'Exploitation des Mines d'Or de Sadiola S.A. (Sadiola)	3, 383,480	(981,400)	2,619,552	(493,053)	2,865,379	(381,436)
Société Ashanti Goldfields de Guinée (Siguiri)	14,000	-				
AngloGold Ashanti Limited	902,722	37,654	2,981,852	(771,625)	1,089,223	(222,632)
Rand Refinery Limited	(144,447,245)	4,044,733	(208,846,031)	3,731,848	(214,136,050)	3,926,803
Sadiola Exploration Limited	-	-	-	-	1,111,147	-
Key management personnel remuneration	652,331	-	863,863	-	674,485	-
- Salary	593,545	-	774,434	-	619,860	-
- Performance related payments	28,824	-	58,059	-	16,995	-
- Pension Scheme Contributions	6,544	-	18,676	-	26,158	-
- Other Benefits	23,418	-	12,694	-	11,472	-

AngloGold Ashanti Mali S.A. is a service organisation within the AngloGold Ashanti group and, accordingly, provides management services to the Company. Included in transactions with AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$1,444,473 (2007: US$2,088,460) (2006: US$2,145,006) (refer note 4). Morila and Sadiola are fellow subsidiaries to the Company, also located in Mali. Yatela shares certain employees with Sadiola, as well as the elution and smelting of the gold production process. The Company incurs only ad hoc transactions with Morila.

The Company has entered into contractual agreements with AngloGold Ashanti Limited for the provision of purchasing services of goods and materials originating in South Africa. Included in transactions with AngloGold Ashanti Limited are purchases by the Company of US$902,722 (2007: US$2,981,852) (2006: US$1,089,223).

Rand Refinery Limited is a subsidiary Company within the AngloGold Ashanti group. The Company has entered into contractual agreements with Rand Refinery Limited for the provision of all services required for the collection, transport, refining and purchase of the doré bars produced by the Company. Included in transactions with Rand Refinery Limited are sales by the Company of US$144.4 million (2007: US$208.8 million) (2006: US$214.1 million) and purchases by the Company of US$0.4 million (2007: US$0.4 million) (2006: US$0.4 million).

19. **Risk management activities**

In the normal course of its operations, the Company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, price and credit risks. In order to manage these risks, the Company may enter into transactions which make use of both on- and off-balance sheet derivatives. The Company does not acquire, hold or issue derivatives for trading purposes. The Company has access via its shareholders to a developed comprehensive risk management process to facilitate, control and monitor these risks.

The financial risk management objectives of the Company are defined as follows:

• safeguarding the Company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
• effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
• ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
• ensuring that all contracts and agreements related to risk management activities are coordinated and consistent throughout the Company and that they comply where necessary with all relevant regulatory and statutory requirements.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

19.   **Risk management activities** *(continued)*

19.1   *Gold price risk*
        Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The Company does not hedge against the effects of fluctuations in the gold price.

19.2   *Credit Risk*
        Credit risk arises from the risk that a counter party may default or not meet its obligations in a timely manner.

        The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter parties. Although the Company sells gold to only one counter party, the Company does not believe that this concentration of credit results in significant credit risk as the majority of proceeds are received within two working days of the gold leaving the mine. There is however a concentration of credit risk with respect to various taxes receivable from the Malian State. These taxes and the measures taken to ensure recoverability thereof are discussed in note 5, note 9 and below.

        Ageing and impairment of financial assets

        The following age analysis provides information regarding the credit quality of assets which expose the Company to credit risk :

2008

	2005	2006	2007	2008	2008 Total
			US$		
VAT and Fuel tax receivable	1,680	3,190	9,923	7,177	21,970

2007

	2005	2006	2007	2007 Total
			US$	
VAT and Fuel tax receivable	7,940	10,969	11,151	30,060

19.2.1 *Vulnerability from concentrations of VAT refundable by the Government of Mali*
        Gross value added taxes receivable from the Government of Mali amounts to US$23.3 million at 31 December 2008 (2007: US$30.6 million). VAT is refundable from the government in F CFA. The last audited VAT return was for the period ended June 30, 2008 and at December 31, 2008 US$20.8 million (2007: US$21.5 million) is still outstanding and US$2.5 million (2007: US$9.1 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Government of Mali in terms of the previous audits. The Government of Mali is a shareholder in the Company and concluded a first protocol agreement with the Company for reimbursement of outstanding VAT July 5, 2006. All provisions of the first protocol were fulfilled as at December 2008. Certain amounts at the end of 2007 were expected to be received after 12 months of the balance sheet date and were classified as non-current accordingly. The amounts provided for in 2007 were discounted to their present value at a rate of 6.5% per annum. The Company has entered into a second protocol with the Government of Mali whereby the Government of Mali will enter into a loan agreement with a local bank to finance the payment of the audited amounts in arrears. In terms of the second protocol the Company has agreed to allow a deduction from the arrears of an amount to pay the discount on behalf of the Government, which represents the costs related to the loan financing. The amounts provided in 2008 have been determined with reference to the amount of the deduction proposed in the second protocol. The cumulative present value and impairment adjustments made against the gross VAT receivable amounts to US$3.4m (2007: US$2.8m). As all Amounts receivable will be received in terms of the second protocol during 2009 all amounts outstanding at the balance sheet date have been classified as current.

Société d'Exploitation des Mines d'Or de Yatela S.A.
Notes to the financial statements
For the years ended December 31, 2006, 2007 and 2008

19.   **Risk management activities** *(continued)*

19.2.2   *Vulnerability from concentrations of refundable tax on fuel by the Government of Mali*
Gross fuel duties receivable from the Government of Mali amounts to US$2.5 million at 31 December 2008 (2007: US$2.6 million). Fuel duties are paid on receipt of the fuel supply and are refundable in F CFA, requiring the claim to be submitted before January 31 of the following year, and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have not approved any payments for 2008 and 2007, US$2.5 million (2007: US$2.6 million) is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Government of Mali in terms of the previous authorisations. With effect from February 2006, fuel duties are no longer payable to the Government of Mali. The Government of Mali is a shareholder in the Company and concluded a first protocol agreement with the Company for reimbursement of outstanding fuel duties on July 5, 2006. All provisions of the first protocol were fulfilled as at December 2008. Certain amounts at the end of 2007 were expected to be received after 12 months of the balance sheet date and were classified as non-current accordingly. The amounts provided for in 2007 were discounted to their present value at a rate of 6.5% per annum. The Company has entered into a second protocol with the Government of Mali whereby the Government of Mali will enter into a loan agreement with a local bank to finance the payment of the amounts in arrears. In terms of the second protocol the Company has agreed to allow a deduction from the arrears of an amount to pay the discount on behalf of the Government, which represents the costs related to the loan financing. The amounts provided in 2008 have been determined with reference to the amount of the deduction proposed in the second protocol. The cumulative present value and impairment adjustments made against the gross fuel tax receivable amounts to US$0.45m (2007: US$0.24m). As all amounts receivable will be received in terms of the second protocol during 2009, all amounts outstanding at the balance sheet date have been classified as current.

19.3   *Currency risk*
Since the functional currency of the Company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communauté Financière d'Afrique (F CFA). The Company does not use derivatives to hedge foreign currency transactions.

As the Company does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The Company further manages such risks by ensuring that when decisions are made to utilise hedging the level of hedge cover will not exceed expected requirements in future periods, that the tenor of instruments will not exceed the life of mine and that no basis risk exist.

Management is of the opinion that the exposure to foreign currency fluctuations will not have a significant impact on equity or profit and loss.

19.4   *Fair values of financial instruments*
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's current financial instruments as at December 31, 2008 approximates the carrying amount of such financial instruments as reflected in the balance sheet.

20.   **Capital management**
The primary objective of managing the Company's capital is to ensure that there is sufficient capital available to support the funding requirements of the Company, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the Company remains in a sound financial position. There were no changes to the Company's overall capital management approach during the current year. The Company manages and makes adjustments to the capital structure as and when funding is required. This may take the form of raising shareholder or bank debt or hybrids thereof.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANGLOGOLD ASHANTI LIMITED

/s/ Srinivasan Venkatakrishnan

Name: Srinivasan Venkatakrishnan

Title: Chief Financial Officer

Date: May 4, 2009